Form 20-F
Hammerhead Energy Inc.
filed 2023-03-01
CIK 1946425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: February 23, 2023

Commission File Number: 001-41630

Hammerhead Energy Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Alberta
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Suite 2700, 525-8th Avenue SW,

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Address of principal executive offices)

Michael G. Kohut

Suite 2700, 525-8th Avenue SW,

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Shares, without par value	HHRS	The NASDAQ Stock Market LLC
Warrants to purchase Class A Common Shares	HHRSW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On February 23, 2023, the issuer had 90,778,275 Class A common shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐

by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

EXPLANATORY NOTE

On February 23, 2023 (the “Closing Date”), Hammerhead Energy Inc., a corporation formed by amalgamation under the laws of the Province of Alberta (“New SPAC” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement (the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”), by and among Decarbonization Plus Acquisition Corporation IV, a Cayman Islands exempted company (“DCRD”), Hammerhead Resources Inc., an Alberta corporation (“Hammerhead”), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead (“NewCo”), and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of DCRD (“AmalCo”), which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement, and the plan of arrangement (the “Plan of Arrangement”): (i) the continuation of DCRD from the Cayman Islands to the Province of Alberta, Canada and domestication as an Alberta corporation; (ii) the amalgamation of DCRD with NewCo (the “SPAC Amalgamation”) to form New SPAC, with NewCo surviving the SPAC Amalgamation as New SPAC; and (iii) on the Closing Date, the amalgamation of Hammerhead with AmalCo (the “Company Amalgamation”) to form Hammerhead Resources ULC, a wholly owned subsidiary of New SPAC in accordance with the terms of the Plan of Arrangement. Capitalized terms used and not otherwise defined in this Shell Company Report on Form 20-F (the “Report”) have the respective meanings given to those terms in the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”), forming part of the Registration Statement on Form F-4 of the Company, as amended (File No. 333-267830) (the “Registration Statement”).

Pursuant to the SPAC Amalgamation, among other things, (a) each DCRD Class A Ordinary Share issued and outstanding (which, pursuant to the Domestication, was exchanged for one Class A common share of DCRD) immediately prior to the effective time of the SPAC Amalgamation (the “SPAC Amalgamation Effective Time”) was exchanged, on a one-for-one basis, for a Class A common share in the authorized share capital of New SPAC (a “New SPAC Class A Common Share”); (b) each DCRD Class B Ordinary Share issued and outstanding (which, pursuant to the Domestication, was exchanged for one Class B common share of DCRD) immediately prior to the SPAC Amalgamation Effective Time was exchanged, on a one-for-one basis, for a Class B common share in the authorized share capital of New SPAC (a “New SPAC Class B Common Share”); (c) each common share of NewCo outstanding was exchanged for one New SPAC Class A Common Share; (d) each DCRD Warrant issued and outstanding immediately prior to the SPAC Amalgamation Effective Time was exchanged for a warrant to acquire one New SPAC Class A Common Share pursuant to the New SPAC Warrant Agreement (a “New SPAC Warrant”); (e) each DCRD Unit issued and outstanding immediately prior to the SPAC Amalgamation Effective Time was exchanged for one unit of New SPAC representing one New SPAC Class A Common Share and one-half of one New SPAC Warrant; and (f) the New SPAC Class A Common Share held by Hammerhead was purchased for cancellation for cash equal to the subscription price for such common share of NewCo.

On the Closing Date, prior to the Company Amalgamation, among other things: (a) the Hammerhead Articles were amended to authorize a new class of common shares in the capital of Hammerhead having the rights, privileges and restrictions set forth in the Plan of Arrangement (the “Hammerhead Class B Common Shares”) and concurrently, all of the issued and outstanding Hammerhead Common Shares were re-designated as Class A Common Shares in the capital of Hammerhead (the “Hammerhead Class A Common Shares”, and, together with the Hammerhead Class B Common Shares, the “Hammerhead Common Shares”); (b) each Hammerhead Class A Common Share held by Employee Borrowers was exchanged for one Hammerhead Class B Common Share; (c) each then issued and outstanding New SPAC Class B Common Share was exchanged for one New SPAC Class A Common Share pursuant to the articles of New SPAC adopted at the Company Amalgamation Effective Time, in accordance with the Plan of Arrangement; and (d) each warrant to purchase Hammerhead Common Shares (each, a “Hammerhead Warrant”) was either exchanged for Hammerhead Class A Common Shares or cash, in each case, in accordance with the Plan of Arrangement.

i

On the Closing Date, pursuant to the Company Amalgamation, among other things, (a) each then issued and outstanding Hammerhead Preferred Share was exchanged for a number of New SPAC Class A Common Shares; (b) each then issued and outstanding Hammerhead Option and Hammerhead RSU was exchanged for an option to acquire a number of New SPAC Class A Common Shares; and (c) each then issued and outstanding Hammerhead Class A Common Share and Hammerhead Class B Common Share (together with the Hammerhead Preferred Shares, the “Hammerhead Shares”) was exchanged for a number of New SPAC Class A Common Shares, in each case, in accordance with the Plan of Arrangement.

The New SPAC Class A Common Shares and the New SPAC Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “HHRS” and “HHRSW”, respectively and the Toronto Stock Exchange (“TSX”) under the symbols “HHRS” and “HHRS.WT,” respectively.

Except as otherwise indicated or required by context, references in this Report to “we”, “us”, “our”, “New SPAC” or the “Company” refer to Hammerhead Energy Inc., a company organized under the laws of the Province of Alberta, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report and the documents incorporated by reference herein constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company’s current views with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of the Company’s statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Report and the documents incorporated by reference herein reflect the Company’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Report contains forward-looking statements pertaining to expectations regarding the listing of the New SPAC Class A Common Shares and New SPAC Warrants on the NASDAQ and the TSX; the consolidated capitalization of the Company; the anticipated timing of ratification of the Company’s incentive plans; the number of New SPAC Class A Common Shares to be issued pursuant to the Legacy Share Option Plan (as defined below) and the Legacy Share Award Plan (as defined below); the executive compensation of the Company’s executive officers; expectations relating to resource potential and the potential to add reserves; expectations relating to pipeline and facility expansions and growth of production and the anticipated timing thereof; and expectations relating to the Company’s carbon capture and storage program (the “CCS Program”) and the timing of same.

The Company does not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	general economic uncertainty;

•	the effects of the COVID-19 pandemic;

•	the volatility of currency exchange rates;

•	the Company’s ability to obtain and maintain financing arrangements on attractive terms;

•	the Company’s ability to manage growth;

•	the Company’s ability to maintain the listing of the New SPAC Class A Common Shares or the New SPAC Warrants on the NASDAQ, the TSX or any other national exchange;

•	risks related to the rollout of the Company’s business and expansion strategy;

•	the effects of competition on the Company’s future business;

•	potential disruption in the Company’s employee retention as a result of the Business Combination;

•

the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which the Company operates or will operate in the future;

•	the Company’s ability to reduce its greenhouse gas emissions with a target of net zero by 2030 and the anticipated timing thereof;

•	the Company’s ability to be free cash flow positive by 2024 and the anticipated timing and benefits therefrom;

•	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving the Company, including in relation to the Business Combination;

•

the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs;

•	factors affecting the duration of contracts and the actual amount of downtime;

•	factors that reduce applicable dayrates, operating hazards and delays;

•	international, national or local economic, social or political conditions that could adversely affect the Company and its business;

•	the effectiveness of the Company’s internal controls and its corporate policies and procedures;

•	changes in personnel and availability of qualified personnel;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by the Company subsequent to the Business Combination;

•	the possibility that the DCRD Board’s valuation of Hammerhead was inaccurate, including the failure of DCRD’s diligence review to identify all material risks associated with the Business Combination;

•	the limited experience of certain members of the Company’s management team in operating a public company in the United States;

•	the volatility of the market price and liquidity of the New SPAC Class A Common Shares and the New SPAC Warrants;

•	risks relating to any unforeseen liabilities of the Company;

•	the tax treatment of the Arrangement in the United States and Canada;

•	declines in oil or natural gas prices;

•	inaccuracies of reserve estimates or assumptions underlying them;

•	revisions to reserve estimates as a result of changes in commodity prices;

•	international, federal, provincial and local initiatives relating to the regulation of hydraulic fracturing;

•	failure of assets to yield oil or gas in commercially viable quantities;

•	the ability to expand pipeline and facility capacity and grow production;

•	failure of the CCS Program;

•	the costs associated with the CCS Program;

•	uninsured or underinsured losses resulting from oil and gas operations;

•	inability to access oil and gas markets due to market conditions or operational impediments;

•	the impact and costs of compliance with laws and regulations governing oil and gas operations;

•	the ability to replace oil and natural gas reserves;

•	the approval of construction and sequestration activity from the Alberta Department of Energy;

•	the results of the testing of an acid injection well;

•	failure to obtain lender consent, when necessary;

•	geological, technical, drilling and processing problems and other difficulties in producing reserves;

•	failure to realize anticipated benefits of acquisitions and the development of reserves;

•	failure to obtain industry partner and other third-party consents and approvals, when required; and

•	the need to obtain required approvals from regulatory authorities.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements are inherently uncertain. Estimates such as expected revenue, production, operating expenses, EBITDA, general and administrative expenses, capital expenditures, free cash flow, net debt, reserves and other measures are preliminary in nature. There can be no assurance that the forward-looking statements will prove to be accurate.

The forward-looking statements contained herein are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled “Risk Factors” in the Proxy Statement/Prospectus, which section is incorporated herein by reference. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. While such forward-looking statements reflect the Company’s good faith beliefs they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the sections titled “Management of New SPAC After the Business Combination,” “Business of Hammerhead and Certain Information About Hammerhead—Management—Executive Officers and Directors” and “Business of DCRD and Certain Information About DCRD—Management—Executive Officers and Directors” and is incorporated herein by reference.

On February 13, 2023, the Company appointed Richard Unsworth as Senior Vice President, Business and Organizational Effectiveness. Mr. Unsworth was previously the president of Deep Blue Strategy Inc., a private consulting firm. Prior thereto, Mr. Unsworth was Vice President, Production, Western Canada at Husky Energy Inc. Mr. Unsworth has a bachelor of applied science in engineering from the University of British Columbia and is a professional member of APEGA.

On February 23, 2023, in connection with the closing of the Business Combination, each of A. Stewart Hanlon, J. Paul Charron, Robert Tichio, Jesal Shah, James McDermott and Bryan Begley was appointed as a director of the Company.

The business address for each of the directors and executive officers of the Company is Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1, Canada.

B. Advisers

Burnet, Duckworth & Palmer LLP, Suite 2400, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1, Canada, has acted as counsel for the Company with respect to Canadian law and continues to act as counsel for the Company with respect to Canadian law following the completion of the Business Combination.

Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, United States, has acted as U.S. securities counsel for the Company and continues to act as U.S. securities counsel to the Company following the completion of the Business Combination.

C. Auditors

The Company was formed by amalgamation on February 22, 2023 under the laws of the Province of Alberta. Ernst and Young LLP, Chartered Professional Accountants, 2200 – 215 2nd Street S.W., Calgary, Alberta, T2P 1M4, Canada, has acted as the accounting firm for Hammerhead for the years ended December 31, 2021, 2020 and 2019 and is expected to act as the independent auditing firm for the Company following the consummation of the Business Combination.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of September 30, 2022, after giving effect to the Business Combination and related transactions:

As of September 30, 2022
Pro Forma Combined Consolidated(1)	(C$) in millions
Cash	$1,776

Total liabilities	418,645

Common share capital	—
Contributed surplus	1,390,690
Deficit	(225,440)

Total shareholders’ equity	1,165,250

Total liabilities and shareholders’ equity	$1,583,895

(1)	Reflects redemptions of 31,498,579 DCRD Public Shares in connection with the Business Combination.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Hammerhead and Certain Information About Hammerhead” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Related Agreements”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of New SPAC Common Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.hhres.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “Business of Hammerhead and Certain Information About Hammerhead” and “Hammerhead Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

Hammerhead’s net present value of future net revenue (before income tax) for proved plus probable reserves as at December 31, 2021 was approximately $2.6 billion (discounted at 10%). Since December 31, 2021, commodity prices have materially increased and had such higher commodity prices been in effect as at December 31, 2021, Hammerhead’s net present value of future net revenue (before income tax) for its reserves would have been materially higher. In order to quantify the impact on Hammerhead’s net present value of future net revenue, Hammerhead obtained the forecast price and costs of Sproule, McDaniel and GLJ as of January 1, 2023 for the future crude oil, natural gas and natural gas product prices (the “Updated Pricing”). Using the Updated Pricing, Hammerhead’s net present value of future net revenue (before income tax and discounted at 10%) would increase from approximately $2.6 billion using December 31, 2021 forecast prices to approximately $3.8 billion using the Updated Pricing, representing a 46.2% increase.

On February 23, 2023, the Company announced its production results for the month of January 2023, including average daily production of 40,308 boe per day (consisting of 123,154 mcf/d of Shale Gas, 15,555 bbls/d of Tight Oil, and 4,227 bbls/d of NGLs).

C. Organizational Structure

The Company was formed by amalgamation on February 22, 2023 under the laws of the Province of Alberta and has one significant subsidiary, which is listed below:

Name	Country of Incorporation and Place of Business	Percentage Ownership Interest Held by Hammerhead Energy Inc.
Hammerhead Resources ULC	Canada	100%

D. Property, Plants and Equipment

Information regarding the facilities of the Company is included in the Proxy Statement/Prospectus under the sections titled “Business of Hammerhead and Certain Information About Hammerhead” and “Hammerhead Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of the Company is included in the Proxy Statement/Prospectus under the section titled “Hammerhead Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

The Company is currently planning and executing on over C$100.0 million of pipeline and facility expansions within both its North and South Karr area in order to accommodate the Company’s expected growth in production. In the North Karr location, the Company is planning to spend C$32.0 million to expand its current facility, which is expected to be completed and onstream by March of 2023. As at September 30, 2022, the Company had incurred costs of C$14.9 million related to its North Karr facility. In South Karr the Company is planning to build a new facility. The project is estimated to cost C$61.0 million and is targeted to be onstream by November of 2023. As at September 30, 2022, the Company had committed to approximately C$21.9 million and had incurred approximately C$6.2 million related to the new South Karr facility project.

The Company has embarked on a decarbonization investment campaign across its asset base with the Company’s CCS program. The program is expected to drive a reduction in Scope 1 and Scope 2 emissions of approximately 79% on an absolute basis and approximately 89% on a per boe basis by 2029, as compared to 2021 levels, assuming that each of the Company’s oil batteries are converted to CCS from 2024 through 2029.

Prior to any construction or sequestration activity the Company must receive final approval from the Alberta Department of Energy. The timeframe of approval is dependent on regulatory review and will be received by the second quarter of 2023 at the earliest. There is no guarantee that such approval will be received on this timeline or at all. Presently the Company does not have the right to sequester carbon emissions nor is it authorized to generate credits or monetize the emissions sequestered.

The key milestones of the project, once approval from the Department of Energy is received include, drilling a deep acid injection well and confirming adequate injectivity, finalizing the design engineering and lastly obtaining final approval from the Company’s board to proceed with the first battery pilot project. The Company plans to drill the injection well and finalize the engineering designs during the latter half of 2023. Upon successful testing of the acid injection well, the Company will present the pilot project to the Company’s board in order to obtain approval by the fourth quarter of 2023. Upon approval, the Company will initiate construction of the pilot battery. Construction is planned for the first half of 2024. The Company expects to spend between $60.0 million to $75.0 million to build facilities, pipeline and disposal well assets at the pilot battery in Gold Creek. The remaining capital will be spent in the following five years; to construct carbon capture and storage facilities on the Company’s other four batteries. The total anticipated spend on the project is $240 million. As at September 30, 2022 the Company has not incurred costs or signed contractual commitments related to the CCS program.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of New SPAC After the Business Combination” and is incorporated herein by reference. In addition, the information contained in Item 1.A of this Report is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of the Company is included in the Proxy Statement/Prospectus under the sections titled “Executive Compensation – Hammerhead” and “Executive Compensation – New SPAC” and is incorporated herein by reference.

The following sets forth the anticipated compensation of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Development and A&D, the Senior Vice President, Operations and Alternative Energy, Senior Vice President, Business and Organizational Effectiveness and the Senior Vice President, Production, Marketing and ESG of the Company (collectively, the “Named Executive Officers” or “NEOs”).

The anticipated salaries for NEOs are expected to be as follows:

Name and principal position	Salary (C$)(1), (2), (3)
Scott Sobie President, Chief Executive Officer and Director	536,000
Michael G. Kohut Senior Vice President and Chief Financial Officer	344,000
Daniel Labelle Senior Vice President, Development and A&D	337,400
David Anderson Senior Vice President, Operations and Alternative Energy	337,400
Richard Unsworth Senior Vice President, Business and Organizational Effectiveness	337,400
Nicki Stevens Senior Vice President, Production, Marketing and ESG	337,400

Notes:

(1) Does not include any cash bonus amounts. The Company will be implementing a cash bonus program pursuant to which, the NEOs are eligible for a cash bonus amount based on various performance measures of the NEO and the Company. The terms of the cash bonus program have not been finalized.

(2) Does not include any equity incentive awards of the Company. See “New SPAC Equity Incentive Award Plan” and “New SPAC Share Option Plan” for descriptions of the New SPAC Equity Incentive Plans.

(3) Does not include any personal benefits provided to the NEOs. The Company anticipates that NEOs will be provided an executive benefit package consistent with benefits paid to executives of the Company, but the anticipated amount of such benefits and the terms of such benefit package has not be finalized.

The Company has adopted an option plan (the “Legacy Share Option Plan”) and a share award plan (the “Legacy Share Award Plan”) solely to provide for the issuance of options (“Legacy Options”) and share awards (“Legacy RSUs”) to acquire New SPAC Class A Common Shares in exchange for the outstanding Hammerhead Options and Hammerhead RSUs, respectively, under the Plan of Arrangement (collectively, the “Legacy Plans”), which plans became effective immediately following the SPAC Amalgamation Effective Time. The Legacy Plans are in substantially the same form as the Hammerhead Share Option Plan and Hammerhead Share Award Plan, subject to such changes to provide for the Business Combination and such changes as required by applicable laws and stock exchange rules. Under the terms of the Legacy Plans and the policies of the TSX, the Company is not entitled to make any further grants of Legacy Options or Legacy RSUs under the Legacy Plans. Upon completion of the Business Combination, the Hammerhead Option Plan and Hammerhead Share Award Plan were discontinued. For a description of the Hammerhead Share Award Plan and the Hammerhead Option Plan, see the section entitled “Executive Compensation” in the Proxy Statement/Prospectus.

Legacy Share Award Plan

Defined Terms

In this description of the Legacy Share Award Plan, the abbreviations and terms set forth below have the following meanings:

“Account” means an account maintained by the Company for each Participant and which will be credited with Share Awards in accordance with the terms of the Legacy Share Award Plan.

“All or Substantially All of the Assets” means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the New SPAC Board in its sole discretion.

“Arrangement” means the arrangement involving Hammerhead, NewCo, DCRD, AmalCo, the securityholders of Hammerhead, the securityholders of NewCo, the securityholders of DCRD and the securityholders of AmalCo.

“associate” and “affiliate” each have the meaning ascribed thereto in MI 62-104, as amended from time to time.

“Award Date” means the date or dates on which an award of Share Awards is made to a Participant.

“Black-Out Period” means the period of time, if any, when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Participant that holds a Share Award.

“Board” means the board of directors of the Company as constituted from time to time.

“Cessation Date” means the date that is the earlier of: (i) the effective date of the Service Provider’s termination, resignation, death or retirement, as the case may be; and (ii) the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider’s position or job, regardless of whether adequate, legal or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider, and the Cessation Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any application laws.

“Court” means the Alberta Court of King’s Bench.

“Dividend Equivalent” means a bookkeeping entry whereby each Share Award is credited with the equivalent amount of the dividend paid on a Share.

“Dividend Market Value” means the Fair Market Value per Share on the dividend record date.

“Exchange” means the stock exchange(s), if any, on which the Shares are listed and posted for trading.

“Exercise” means the exercise of Share Awards granted to a Participant pursuant to the Legacy Share Award Plan.

“Fair Market Value” with respect to a Share, as at any date, means the volume weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said stock exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the New SPAC Board in its sole discretion.

“Final Order” means the final order of the Court dated February 3, 2023 in respect of the Arrangement.

“HEI Group” means, collectively, the Company, any entity that is a Subsidiary of the Company from time to time, and any other entity designated by the New SPAC Board from time to time as a member of the HEI Group for the purposes of the Legacy Share Award Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities).

“Incumbent Directors” means any member of the New SPAC Board who was a member of the New SPAC Board at the effective date of the Legacy Share Award Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the New SPAC Board, including a majority of the Incumbent Directors then on the New SPAC Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

“Insider” has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual.

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time.

“Participant” means a Service Provider determined to be eligible to participate in the Legacy Share Award Plan and, where applicable, a former Service Provider deemed eligible to continue to participate in the Legacy Share Award Plan.

“Plan of Arrangement” means the Plan of Arrangement attached to the Final Order.

“Service Provider” means a director, officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group.

“Share” means a Class A common share of the Company.

“Share Award” means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants’ Accounts (also defined within this Canadian Prospectus as a Legacy RSU).

“Subsidiary” has the meaning ascribed there in the Securities Act (Alberta).

“TSX” means the Toronto Stock Exchange.

Purpose and Administration

The purpose of the Legacy Share Award Plan is to provide for the issuance of Share Awards pursuant to the Plan of Arrangement and to: (a) aid in retaining and motivating certain directors, officers, employees and other eligible Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Share Awards to acquire an increased proprietary interest in the Company; (b) more closely align their interests with those of the Company’s shareholders; (c) focus such Service Providers on operating and financial performance and long-term shareholder value; and (d) motivate and reward for their performance and contributions to the Company’s long-term success.

The Legacy Share Award Plan shall be administered by the New SPAC Board. Notwithstanding the foregoing, to the extent permitted by applicable law, New SPAC Board may, from time to time, delegate to a committee (the “Committee”) of New SPAC Board all or any of the powers conferred on New SPAC Board under the New SPAC Equity Incentive Award Plan (as defined below). In such event, the Committee will exercise the powers delegated to it by New SPAC Board in the manner and on the terms authorized by New SPAC Board. New SPAC Board or the Committee may delegate or sub-delegate to any director or officer of the Company the whole or any part of the administration of the New SPAC Equity Incentive Award Plan and shall determine the scope of such delegation or sub-delegation in its sole discretion.

Granting of Legacy Awards

An award of Share Awards pursuant to the Legacy Share Award Plan will be made and the number of such Share Awards awarded will be credited to each Participant’s Account, effective as of the Award Date. The number of Share Awards to be credited to each Participant’s Account shall be determined by New SPAC Board, or the Committee delegated by New SPAC Board to do so, each in its sole discretion.

Credits for Dividends

A Participant’s Account shall be credited with a Dividend Equivalent in the form of additional Share Awards only if New SPAC Board, in its sole discretion, so determines. Such Dividend Equivalent, if any, shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per New SPAC Common Share by the number of Share Awards recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

Vesting

All Share Awards issued pursuant the Legacy Share Award Plan shall be fully vested and exercisable on issuance and shall not be subject to any vesting restrictions.

Limits on Issuances

Notwithstanding any other provision of the Legacy Share Award Plan, the maximum number of Shares issuable pursuant to outstanding Share Awards at any time shall be limited to 5,329,938, subject to adjustment for Dividend Equivalents, if any.

Share Awards that are cancelled, surrendered, terminated or that expire prior to exercise thereof shall not in such Shares being available to be issued in respect of a subsequent grant of Share Awards pursuant to the Legacy Share Award Plan.

Share Award Terms

The term during which a Share Award may be outstanding shall, subject to the provisions of the Legacy Share Award Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the New SPAC Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction.

In addition, unless otherwise determined by the New SPAC Board or the Committee, or unless the Company and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement), each Share Award shall provide that if a Participant shall cease to be a director, officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HEI Group for any reason whatsoever (other than death or retirement) including, without limitation, resignation or involuntary termination (with or without cause), as determined by the New SPAC Board in its sole discretion, before all of the Share Awards credited to the Participant’s Account have been Exercised or are forfeited pursuant to any other provision hereof: (a) such Participant shall cease to be a Participant as of the Cessation Date; (b) any underlying Shares corresponding to any Share Awards that have not been Exercised on the Cessation Date shall be Exercised by the former Participant within 90 days of the Cessation Date in accordance with the Legacy Share Award Plan; and (c) the former Participant shall not be entitled to any further distribution of Shares or any payment from the Legacy Share Award Plan.

Notwithstanding the preceding paragraph or anything else contained in the Legacy Share Award Plan to the contrary, unless otherwise determined by the New SPAC Board or the Committee, or unless the Company and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement), if a Participant shall cease to be an officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HEI Group due to the death of the Participant, any underlying Shares corresponding to any Share Awards that have not been exercised shall be exercised by the legal representative of the deceased former Participant’s estate within 12 months of the Cessation Date in accordance with the Legacy Share Award Plan.

Delivery of Shares by the Company

The Company shall, as soon as practicable after the exercise of any Share Awards granted under the Legacy Share Award Plan, issue from treasury to the Participant the number of Shares required to be delivered upon the exercise of such Participant’s Share Awards; provided, however, that, with the consent of the Participant, in lieu of issuing Shares from treasury the Company may satisfy its obligation to deliver Shares to the Participant upon the exercise of such Participant’s Share Awards by delivering Shares from the Hammerhead Employee Benefit Trust. The Company shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Company shall have received alternative instructions from the Participant acceptable to the Company for the registration and/or delivery of the certificates. The Participant shall exercise any Share Awards by: (i) delivering to the Company a notice of exercise in writing, in such form as may be approved by the New SPAC Board or the Committee from time to time, signed by the Participant and stating the Participant’s intention to exercise a particular Share Award together with payment of the exercise price of C$0.16 per Share Award so exercised; and (ii) if the Share Awards are being exercised by the legal representative of a deceased former Participant’s estate, providing the Company with satisfactory evidence of the Participant’s death. Upon receipt of the exercise notice, aggregate exercise price and evidence of the Participant’s death (if applicable), the Company shall cause the Shares in respect of which the Share Award has been Exercised to be issued or delivered as provided above.

Surrender Offer

A Participant may make an offer (the “Surrender Offer”) to the Company, at any time, for the disposition and surrender by the Participant to the Company (and the termination thereof) of any of the Share Awards granted thereunder for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Share Award) specified in the Surrender Offer by the Participant, and the Company may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Share Awards in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Participant any further rights thereunder upon payment of the amount (less all taxes and other amounts required by law to by withheld by the Company) of the Surrender Offer agreed to by the Company and the Participant.

Alterations of Shares

In the event: (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the New SPAC Board may make such adjustments to the Legacy Share Award Plan, to any Share Awards and to any Share Award Agreements outstanding under the Legacy Share Award Plan as the New SPAC Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants thereunder and/or to provide for the Participants to receive and accept such other securities or property in lieu of Shares, and the Participants shall be bound by any such determination.

No adjustment shall be made with respect to the issue of Shares being made pursuant to or in connection with: (a) any share option plan or share purchase plan, including the Legacy Share Award Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of the Company; (b) the issuance of additional Shares pursuant to a public offering or private placement by the Company or a take-over bid, tender offer or other acquisition made by the Company for the securities of another entity; or (c) upon Exercise or vesting of any convertible securities of the Company outstanding from time to time.

Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which the paragraph below applies, if the Company enters into any transaction or series of transactions whereby the Company or All or Substantially All of the Assets would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Company and the Successor will execute such instruments and do such things as the New SPAC Board or the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Company under the Legacy Share Award Plan and the Share Award Agreements outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Legacy Share Award Plan and Share Award Agreements with the same effect as though the Successor had been named as the Company in the Legacy Share Award Plan and therein and thereafter, the Company shall be relieved of all obligations and covenants under the Legacy Share Award Plan and such Share Award Agreements and the obligation of the Company to the Participants in respect of the Share Awards shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Shares upon the Exercise of the Share Awards.

Change of Control

Notwithstanding any other provision in the Legacy Share Award Plan but subject to any provision to the contrary contained in a Share Award Agreement or other written agreement (such as an agreement of employment) between the Company and a Participant, if there takes place a Change of Control, all issued and outstanding Share Awards shall terminate on the 90th day after the occurrence of such Change of Control or at such earlier time as may be established by the New SPAC Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

Amendment or Discontinuance of the Legacy Share Award Plan

New SPAC Board may amend or discontinue the Legacy Share Award Plan and any Share Award granted thereunder at any time without the approval of the shareholders of the Company or any Participant whose Share Award is amended or terminated, provided that no amendment to the New SPAC Equity Incentive Award Plan or Share Awards granted pursuant to the New SPAC Equity Incentive Award Plan may be made without the consent of the Participant, if it adversely alters or impairs any Share Award previously granted to such Participant under the New SPAC Equity Incentive Award Plan.

The New SPAC Board may, subject to any required approval of any Exchange, amend or discontinue the Legacy Share Award Plan and any Share Award granted thereunder at any time without the approval of the shareholders of the Company or any Participant whose Share Award is amended or terminated, provided that, no amendment to the Legacy Share Award Plan or Share Awards granted pursuant to the Legacy Share Award Plan may be made without the consent of the Participant, if it adversely alters or impairs any Share Award previously granted to such Participant under the Legacy Share Award Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a “housekeeping nature” nature, including, without limitation, amending the wording of any provision of the Legacy Share Award Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Legacy Share Award Plan that is inconsistent with any other provision of the Legacy Share Award Plan, correcting grammatical or typographical errors and amending the definitions contained within the Legacy Share Award Plan respecting the administration of the Legacy Share Award Plan; (b) amending Share Awards under the Legacy Share Award Plan , including with respect to the expiry date (provided that such Share Award is not held by an Insider) and effect of termination of a Participant’s employment or cessation of the Participant’s service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the Legacy Share Award Plan or any outstanding Share Award granted thereunder may not be amended without shareholder approval to:

(a)	permit Share Awards to be issued other than pursuant to the Plan of Arrangement;

(b)	increase the number of Shares reserved for issuance pursuant to Share Awards in excess of the limit prescribed in the Legacy Share Award Plan;

(c)	extend the expiry date of any Share Award granted to an Insider (other than as permitted by the terms and conditions of the Legacy Share Award Plan );

(d)	permit a Participant to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(e)	reduce the limitations on Share Awards contained in the Legacy Share Award Plan; and

(f)	change the Legacy Share Award Plan to modify or delete any of the above.

Notwithstanding the foregoing, New SPAC Board may amend or terminate the Legacy Share Award Plan or any outstanding Share Award granted thereunder at any time without the approval of the shareholders of the Company or any Participant whose Share Award is amended or terminated, in order to conform the Legacy Share Award Plan or such Share Award, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Share Award previously granted.

Without limiting the foregoing, New SPAC Board may correct any defect or supply any omission or reconcile any inconsistency in the New SPAC Equity Incentive Award Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to the Legacy Share Award Plan, and may make such determinations as it deems necessary or desirable for the administration of the Legacy Share Award Plan.

On termination of the Legacy Share Award Plan, any outstanding Share Awards under the Legacy Share Award Plan shall immediately vest and the number of Shares corresponding to such Share Awards shall be delivered to the Participants in accordance with and upon compliance with the Legacy Share Award Plan. The Legacy Share Award Plan will finally cease to operate for all purposes when: (i) the last remaining Participant receives delivery of all Shares corresponding to all Share Awards credited to the Participant’s Account; or (ii) all unexercised Share Awards expire in accordance with the terms of the Legacy Share Award Plan.

Legacy Share Option Plan

Terms of Legacy Share Option Plan

Defined Terms

In this description of the Legacy Share Option Plan, the abbreviations and terms set forth below have the following meanings:

“All or Substantially All of the Assets” means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the New SPAC Board in its sole discretion.

“Arrangement” means the arrangement involving Hammerhead, NewCo, DCRD, AmalCo, the securityholders of Hammerhead, the securityholders of NewCo, the securityholders of DCRD and the securityholders of AmalCo.

“Black-Out Period” means the period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of a Legacy Option.

“Change of Control” means: (i) a successful takeover bid; or (ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Company which results in: (I) a person or group of persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time; or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Company; and (B) members of New SPAC Board who are members of New SPAC Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of New SPAC Board at any time within sixty days of such change; or (iii) Incumbent Directors no longer constituting a majority of New SPAC Board; (iv) the winding up of the Company or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Company within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other security holdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Company for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Company and its subsidiaries, on a consolidated basis, as determined in accordance with the Legacy Share Option Plan; or (v) any determination by a majority of New SPAC Board that a “Change of Control” has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Legacy Share Option Plan.

“Current Market Price” means, as at any date when the Current Market Price is to be determined, the volume weighted average trading price per New SPAC Common Share on the TSX, or, if the New SPAC Common Shares are not listed on the TSX, on any stock exchange in Canada or the United States on which the New SPAC Common Shares are then listed, for the last five (5) trading days immediately prior to the date of determination, or if the New SPAC Common Shares are not listed upon any stock exchange in Canada or the United States, the Current Market Price shall be determined by the New SPAC Board of Directors acting reasonably.

“Exchange” means the stock exchange(s), if any, on which New SPAC Common Shares are listed and posted for trading and, if New SPAC Common Shares are listed on more than one stock exchange, such stock exchange as may be selected for such purpose by New SPAC Board.

“Fair Market Value” with respect to a New SPAC Common Share, as at any date, means the volume weighted average of the prices at which New SPAC Common Shares traded on the Exchange (or, if New SPAC Common Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of New SPAC Common Shares occurs) for the five (5) trading days on which New SPAC Common Shares traded on the said stock exchange immediately preceding such date. In the event that New SPAC Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of New SPAC Common Shares as determined by New SPAC Board in its sole discretion.

“Final Order” means the final order of the Court dated February 3, 2023 in respect of the Arrangement.

“HEI Group” means, collectively, the Company, any entity that is a Subsidiary of the Company from time to time, including, without limitation, any entity designated by the New SPAC Board from time to time as a member of the HEI Group for the purposes of the Legacy Share Option Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities) provided, however, that with respect to any Optionee that is subject to United States federal income taxation, such entity is a “service recipient” within the meaning of Code Section 409A with respect to such Optionee.

“Incumbent Directors” means any member of New SPAC Board who was a member of New SPAC Board at the effective date of the Legacy Share Option Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of New SPAC Board, including a majority of the Incumbent Directors then on New SPAC Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

“Insider” has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual.

“In-the-Money Value” means the amount by which the Current Market Price on the Pricing Date exceeds the exercise price of the applicable Legacy Options, multiplied by the number of New SPAC Common Shares related to the applicable Legacy Options.

“Optionee” means a holder of Legacy Options.

“Plan of Arrangement” means the Plan of Arrangement attached to the Final Order.

“Pricing Date” means the date the Company receives notice from an Optionee that has elected to exercise a vested Legacy Option by surrendering such Legacy Option in exchange for the In-the-Money Value of Legacy Option in lieu of purchasing the number of New SPAC Common Shares then issuable on the exercise of the vested Legacy Option subject to the provisions of the Legacy Share Option Plan and if permitted by the Committee.

“Service Provider” means an officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group.

Purpose and Administration

The limited purpose of the Legacy Share Option Plan is to provide for the issuance of Legacy Options pursuant to of the Plan of Arrangement and thereby to aid in retaining and motivating certain officers, directors, employees and other eligible Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Legacy Options to acquire an increased proprietary interest in the Company.

The Legacy Share Option Plan is administered by a committee of New SPAC Board appointed from time to time by New SPAC Board to administer the Legacy Share Option Plan or, if no such committee is appointed, New SPAC Board (the “Committee”) pursuant to any rules of procedure that may be fixed by New SPAC Board.

Granting of Legacy Options

Subject to the Plan of Arrangement, the Committee may from time to time designate officers, directors and employees of, and other eligible Service Providers to, the HEI Group to whom Legacy Options may be granted and the number of New SPAC Common Shares to be optioned to each, provided that the number of New SPAC Common Shares to be optioned shall not exceed the limitations provided in the Legacy Share Option Plan.

Limitations to the Legacy Share Option Plan

Notwithstanding any other provision of the Legacy Share Option Plan the maximum number of New SPAC Common Shares issuable on exercise of outstanding Legacy Options at any time shall be limited to 671,539.

Legacy Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall not result in New SPAC Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Legacy Options pursuant to the Legacy Share Option Plan.

No one Service Provider may be granted any Legacy Option which, together with all Legacy Options then held by such Optionee, would entitle or enable such Optionee to receive a number of New SPAC Common Shares which is greater than 5% of the outstanding New SPAC Common Shares, calculated on an undiluted basis. In addition: (i) the number of New SPAC Common Shares issuable to Insiders at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding New SPAC Common Shares; and (ii) the number of New SPAC Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding New SPAC Common Shares. For this purpose, “security based compensation arrangements” has the meaning ascribed thereto in Part VI of the TSX Company Manual.

Vesting

All Legacy Options issued pursuant to the Plan of Arrangement shall be fully vested and exercisable on issuance and shall not be subject to any vesting restrictions.

Legacy Option Price

Subject to the Plan of Arrangement, the exercise price of Legacy Options granted under the Legacy Share Option Plan shall be fixed by the Committee when such Legacy Options are granted, provided that the exercise price of Legacy Options shall not be less than such minimum price as may be required by the stock exchange, if any, on which the New SPAC Common Shares are listed at the time of grant.

Legacy Option Terms

The period during which a Legacy Option is exercisable shall, subject to the provisions of the Legacy Share Option Plan requiring or permitting the acceleration or extension of the exercise period, be such period, not in excess of fifteen years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five years from the date of grant. Each Legacy Option shall, among other things, contain provisions to the effect that Legacy Option shall be personal to the Optionee and shall not be assignable. In addition, unless the Company and an Optionee agree otherwise in an agreement for Legacy Options or other written agreement (such as an agreement of employment or a retirement agreement), each Legacy Option shall provide that:

(a)

upon the death of the Optionee, the Legacy Option shall terminate on the date determined by the Committee which shall not be more than 12 months from the date of death and, in the absence of any determination to the contrary, will be 12 months from the date of death;

(b)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group (other than by reason of death or termination for cause or retirement), the Legacy Option shall terminate on the expiry of the period not in excess of six months as prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be an officer of, or an employee of or a consultant or other Service Provider to, any of the entities comprising the HEI Group; and, in the absence of any determination to the contrary, will terminate ninety (90) days following the date that the Optionee ceases to be an officer of, or an employee of or a consultant or other Service Provider to, any of the entities comprising the HEI Group;

(c)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group by reason of termination for cause, the Legacy Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); and

(d)

if the Optionee shall no longer be an officer of or be in the employ of any of the entities comprising of the HEI Group due to the Optionee’s retirement, the Legacy Option shall terminate twelve months following the date that the Optionee ceases to be an officer of or be in the employ of any of the entities in the HEI Group;

provided that the number of New SPAC Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of New SPAC Common Shares that may be acquired on exercise of Legacy Options held by such Optionee (or his or her heirs or successors), whether or not previously vested, and the vesting of all such Legacy Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death or termination for cause, shall be the number of New SPAC Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be. In the event of termination for cause, all of New SPAC Common Shares optioned, whether vested or unvested, shall be forfeited.

If any Legacy Options may not be exercised due to any Black-Out Period at any time within the three-business day period prior to the normal expiry date of such Legacy Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

Cashless Exercise

Subject to the provisions of the Legacy Share Option Plan, if permitted by the Committee, an Optionee may elect to exercise a vested Legacy Option by surrendering such Legacy Option in exchange for the In-the-Money Value of Legacy Option in lieu of purchasing the number of New SPAC Common Shares then issuable on the exercise of the vested Legacy Option. If the Optionee so elects to exercise Legacy Option, the Optionee shall be entitled to payment of the In-the-Money Value of the vested Legacy Option determined as of the Pricing Date. The In-the-Money Value shall be paid in New SPAC Common Shares issued from treasury with the number of New SPAC Common Shares issuable being equal to the number obtained by dividing the In-the-Money Value of Legacy Options in respect of which such election is made by the Current Market Price on the Pricing Date.

Surrender Offer

A Optionee may make an offer (the “Surrender Offer”) to the Company, at any time, for the disposition and surrender by the Optionee to the Company (and the termination thereof) of any of Legacy Options granted under the Legacy Share Option Plan for an amount (not to exceed the Fair Market Value of New SPAC Common Shares less the exercise price of Legacy Options) specified in the Surrender Offer by the Optionee, and the Company may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, Legacy Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Company to the Optionee. The Company may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee, provided that the Company shall be under no obligation, express or implied, to make such election.

Alterations in Shares

In the event: (a) of any change in New SPAC Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase New SPAC Common Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, New SPAC Common Shares are converted into or exchangeable for any other securities or property; then New SPAC Board may make such adjustments to the Legacy Share Option Plan, to any Legacy Options and to any agreements for Legacy Options outstanding under the Legacy Share Option Plan, and make such amendments to any agreements for Legacy Options outstanding under the Legacy Share Option Plan, as New SPAC Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees thereunder and/or to provide for the Optionees to receive and accept such other securities or property in lieu of New SPAC Common Shares, and the Optionees shall be bound by any such determination.

For greater certainty, and notwithstanding anything to the contrary to the foregoing paragraph, no adjustment shall be made in accordance with respect to the issue of New SPAC Common Shares being made pursuant to or in connection with (i) any share option plan or share purchase plan, including the Legacy Share Option Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of the Company, or (ii) the issuance of additional New SPAC Common Shares pursuant to a public offering or private placement by the Company or a take-over bid or tender offer made by the Company for the securities of another entity.

Provisions Related to Merger/Sale etc.

Except in the case of a transaction that is a Change of Control and to which accelerated vesting and termination of Legacy Options applies, if the Company enters into any transaction or series of transactions whereby the Company or All or Substantially All of the Assets would become the property of another trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction, the Company and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Company under the Legacy Share Option Plan outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Legacy Share Option Plan with the same effect as though the Successor had been named as the Company therein and thereafter, the Company shall be relieved of all obligations and covenants under the Legacy Share Option Plan and the obligation of the Company to the Optionees in respect of Legacy Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire New SPAC Common Shares upon vesting of Legacy Options.

Termination of Option

Notwithstanding any other provision in the Legacy Share Option Plan or the terms of any option agreement, if there takes place a Change of Control, all issued and outstanding Legacy Options shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the New SPAC Board, in its absolute discretion, prior to the time such Change of Control takes place.

Amendments

The Committee may, subject to any required approval of any Exchange, amend or discontinue the Legacy Share Option Plan and Legacy Options granted thereunder at any time without the approval of the shareholders of the Company or any Optionee whose Legacy Option is amended or terminated, provided that, subject to the terms of the Legacy Share Option Plan, no amendment to the Legacy Share Option Plan or Legacy Options granted pursuant to the Legacy Share Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Legacy Option previously granted to such Optionee under the Legacy Share Option Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a “housekeeping nature” nature, including, without limitation, amending the wording of any provision of the Legacy Share Option Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Legacy Share Option Plan that is inconsistent with any other provision of the Legacy Share Option Plan, correcting grammatical or typographical errors and amending the definitions contained within the Legacy Share Option Plan respecting the administration of the Legacy Share Option Plan; (b) amending Legacy Options under the Legacy Share Option Plan, including with respect to the expiry date (provided that the term of the Legacy Option does not exceed fifteen years from the date the Legacy Option is granted and that such Legacy Option is not held by an Insider) and effect of termination of a Optionee’s employment or cessation of the Optionee’s service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the Legacy Share Option Plan or any outstanding Legacy Option granted thereunder may not be amended without shareholder approval to:

(a)	permit Legacy Options to be issued other than pursuant to the Plan of Arrangement;

(b)	increase the number of New SPAC Common Shares reserved for issuance pursuant to Legacy Options in excess of the limit prescribed in the Legacy Share Option Plan;

(c)	extend the expiry date of any Legacy Option granted to an Insider (other than as permitted by the terms and conditions of the Legacy Share Option Plan );

(d)	permit an Optionee to transfer Legacy Options to a new beneficial holder other than for estate settlement purposes;

(e)	reduce the limitations on Legacy Options contained in the Legacy Share Option Plan; and

(f)	change the Legacy Share Option Plan to modify or delete any of the above.

Notwithstanding the foregoing, the Committee may amend or terminate the Legacy Share Option Plan or any outstanding Legacy Option granted under the Legacy Share Option Plan at any time without the approval of the shareholders of the Company or any Optionee whose Legacy Option is amended or terminated in order to conform the Legacy Share Option Plan or such Legacy Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Legacy Option previously granted.

The following table sets forth the aggregate number of outstanding Legacy Options and Legacy RSUs that are outstanding under the Legacy Plans upon completion of the Business Combination.

Group (Number in Group)	New SPAC Class A Common Shares Under Legacy Options (#)	Exercise Price per New SPAC Class A Common Share (C$)	Expiration Date	New SPAC Class A Common Shares Under Legacy RSUs (#)	Exercise Price per New SPAC Class A Common Share (C$)	Expiration Date
Executive Officers of the Company(1)	382,851	7.83	December 31, 2025 – December 31, 2030	2,740,248	0.16	December 31, 2025 – April 1, 2027
Directors of the Company (other than those who are also Executive Officers of the Company)(2)	—	—	—	29,394	0.16	December 22, 2025 – December 31, 2026
Employees of the Company, excluding Executive Officers of the Company (3)	286,771	7.83	December 31, 2025 – December 31, 2030	2,559,018	0.16	December 31, 2025 – October 11, 2027
Consultants of the Company, excluding Executive Officers of the Company(4)	1,917	7.83	December 31, 2025 – April 1, 2028	1,278	0.16	December 31, 2025
TOTAL	671,539	—	—	5,329,938	—	—

Notes:

(1)	There are 5 individuals in this group.
(2)	There are 2 individuals in this group.
(3)	There are 47 individuals that hold Legacy Options and 83 individuals that hold Legacy RSUs in this group.
(4)	There is one individual that holds Legacy Options and 2 individuals that hold Legacy RSUs in this group.

In connection with the Business Combination, the Company adopted an equity incentive award plan (the “New SPAC Equity Incentive Award Plan”) and an equity incentive share option plan (the “New SPAC Share Option Plan” and together with the New SPAC Equity Incentive Award Plan, the “New SPAC Incentive Plans”) in order to facilitate the grant of equity incentive awards to directors, employees (including executive officers) and consultants of the Company and certain of its affiliates and to enable the Company to obtain and retain the services of these individuals, which is essential to the Company’s long-term success. A third party compensation consulting advisor was engaged to review executive and director compensation plans including the New SPAC Incentive Plans. The New SPAC Incentive Plans became effective immediately following the SPAC Amalgamation Effective Time, and are, along with any grants made thereunder, subject to the ratification by the Company’s shareholders at the Company’s annual general meeting to be held in 2023. The relevant terms of the New SPAC incentive plans are summarized below.

New SPAC Equity Incentive Award Plan

Defined Terms

In this description of the New SPAC Equity Incentive Award Plan, the abbreviations and terms set forth below have the following meanings:

“All or Substantially All of the Assets” means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion.

“Award” means an Incentive Award or a Share Award, as applicable.

“Award Agreement” means an Incentive Award Agreement or a Share Award Agreement, as applicable.

“Black-Out Period” means the period of time, if any, when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Participant that holds an Award.

“Board” means the board of directors of the Company as constituted from time to time.

“Change of Control” means:

(a)

a successfully completed takeover bid; and (B) members of the Board who are members of the Board immediately prior to the earlier of the commencement of such takeover bid and the first public announcement of such takeover bid cease to constitute a majority of the Board at any time within sixty days of the successful completion of such takeover bid; or

(b)

any change in the beneficial ownership or control of the outstanding securities or other interests of the Company which results in: (I) a person or group of persons “acting jointly or in concert” (within the meaning of MI 62-104); or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Company; and (B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)

the winding up of the Company or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Company within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Company for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined in accordance with the terms of the New SPAC Equity Incentive Award Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question and any such determination shall be binding and conclusive for all purposes of the New SPAC Equity Incentive Award Plan.

“Dividend” means any dividend, return of capital or special distribution paid by the Company in respect of the Shares, whether in the form of cash or Shares or other securities or other property, expressed as an amount per Share.

“Exchange” means the stock exchange(s), if any, on which the Shares are listed and posted for trading.

“Exercise Date” means the day upon which the Company receives an Exercise Notice from a Participant of exercise of all or a portion of the Share Awards held by such Participant in respect of which the Vesting Date has occurred or, failing receipt of an Exercise Notice, the day immediately prior to the Expiry Date of such vested Share Awards.

“Exercise Notice” means a notice in writing to the Company respecting the exercise of Share Awards in respect of which the Vesting Date has occurred in the form approved by the Committee from time to time, duly executed by a Participant.

“Expiry Date” means: (i) in the case of Share Awards, the fifth anniversary of the grant date of the Restricted Award or the Performance Award, as applicable, or such other date as determined by the Committee in its sole discretion, provided that in no circumstances shall the Expiry Date exceed ten (10) years from the applicable grant date; and (ii) in the case of Incentive Awards, December 15th of the third year following the year in which the Incentive Award was granted.

“Fair Market Value” with respect to a Share, as at any date, means the volume weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are then listed and posted for trading on more than one Exchange, on such Exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said Exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith.

“HEI Group” means, collectively, the Company and any entity that is a Subsidiary of the Company from time to time (and, for greater certainty, including any successor entity of any of the aforementioned entities).

“Incentive Award” means a Restricted Award or Performance Award made pursuant to the New SPAC Equity Incentive Award Plan and designated as an Incentive Award.

“Incentive Award Value” means, with respect to any Incentive Awards, an amount equal to the number of Incentive Awards, as such number may be adjusted in accordance with the terms of the New SPAC Equity Incentive Award Plan, multiplied by the Fair Market Value of the Shares.

“Incumbent Directors” means any member of the Board who was a member of the Board at the effective date of the New SPAC Equity Incentive Award Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

“Participants” mean Service Providers to whom Awards may be granted.

“Performance Award” means (i) an Incentive Award under the New SPAC Equity Incentive Award Plan designated as a “Performance Award” in the Incentive Award Agreement pertaining thereto, for which payment shall be made following the Vesting Date(s) thereof, or (ii) an award of Shares under the New SPAC Equity Incentive Award Plan designated as a “Performance Award” in the Share Award Agreement pertaining thereto, which Shares shall be issued following the Exercise Date(s) thereof.

“Restricted Award” means (i) an Incentive Award under the New SPAC Equity Incentive Award Plan designated as a “Restricted Award” in the Incentive Award Agreement pertaining thereto, for which payment shall be made following the Vesting Date(s) thereof or (ii) an award of Shares under the New SPAC Equity Incentive Award Plan designated as a “Restricted Award” in the Share Award Agreement pertaining thereto, which Shares shall be issued following the Exercise Date(s) thereof.

“Service Providers” means persons who are employees or officers of the Company or a member of the HEI Group or who are consultants or other service providers to the Company or a member of the HEI Group.

“Share” means a Class A common share of the Company, or, in the event of an adjustment contemplated in the New SPAC Equity Incentive Award Plan, such other shares to which a Participant may be entitled upon the exercise or settlement of a Share Award or Incentive Award, as applicable, as a result of such adjustment.

“Share Award” means a Restricted Award or Performance Award made and designated as a Share Award pursuant to the New SPAC Equity Incentive Award Plan.

“Shareholder” means a holder of Shares.

“Subsidiary” has the meaning ascribed there in the Securities Act (Alberta).

“takeover bid” means a “take-over bid” as defined in MI 62-104 or tender offer, pursuant to which the “offeror” would as a result of such takeover bid or tender offer, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other security holdings, as the case may be, in the offeror and the constitution of the board of directors or similar body of the offeror is such that the take-over bid or tender offer would not be considered a “Change of Control”).

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“Vesting Date” means, (i) with respect to any Incentive Award, the date upon which the Incentive Award Value to which the Participant is entitled pursuant to such Incentive Award shall irrevocably vest and become irrevocably payable by the Company to the Participant in accordance with the terms hereof, and (ii) with respect to any Share Award, the date upon which Shares awarded thereunder shall become issuable to the Participant of such Share Award in accordance with the terms hereof.

Purpose and Administration

The principal purposes of the New SPAC Equity Incentive Award Plan are to: (a) aid in attracting, retaining and motivating qualified Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Awards to acquire an increased proprietary interest in the Company; (b) more closely align such Service Providers’ interests with those of the Company’s shareholders; (c) focus such Service Providers on operating and financial performance and long-term shareholder value; and (d) motivate and reward for such Service Providers’ performance and contributions to the Company’s long-term success.

The New SPAC Equity Incentive Award Plan shall be administered by the Compensation Committee of the Board (the “Committee”), provided that the Board shall have the authority to appoint itself or another committee of the Board to administer the New SPAC Equity Incentive Award Plan. In the event that the Board appoints itself or another committee of the Board to administer the New SPAC Equity Incentive Award Plan, all references in the New SPAC Equity Incentive Award Plan to the Committee will be deemed to be references to the Board or such other committee of the Board, as applicable.

To the extent permitted by law, the Committee may delegate or sub-delegate to one or more of its members, to any director or officer of the Company or to one or more agents all or any of the powers conferred on the Committee under the New SPAC Equity Incentive Award Plan, and the Committee or any person to whom it has delegated or sub-delegated authority as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the New SPAC Equity Incentive Award Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to the New SPAC Equity Incentive Award Plan, the Committee’s decision to approve the grant of an Award in any period shall not require the Committee to approve the grant of an Award to any Service Provider in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of an Award in any period require it to approve the grant of an Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of an Award to any Service Provider solely because such Service Provider may previously have been granted an Award under the New SPAC Equity Incentive Award Plan or any other similar compensation arrangement of the Company or a member of the HEI Group. There is no obligation for uniformity of treatment of Service Providers or Participants under the New SPAC Equity Incentive Award Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants. No Service Provider has any claim or right to be granted an Award.

Granting of Awards

Each Award granted under the New SPAC Equity Incentive Award Plan shall be subject to the terms and conditions of the New SPAC Equity Incentive Award Plan and evidenced by a written agreement between the Company and the Participant (an ”Incentive Award Agreement” in the case of an Incentive Award and a ”Share Award Agreement” in the case of a Share Award) which agreement shall comply with, and be subject to, the requirements of the Exchange.

Dividend Equivalents

At the discretion of the Board, the New SPAC Equity Incentive Award Plan provides for cumulative adjustments to the number of Shares to be issued pursuant to Awards on each date that dividends are paid on the Shares by an amount equal to a fraction having as its numerator the amount of the dividend per Share and having as its denominator the price, expressed as an amount per Share, paid by participants in the Company’s Dividend Reinvestment Plan, if any, to reinvest their dividends in additional Shares on the applicable dividend payment date, provided that if the Company has suspended the operation of such plan or does not have such a plan, then the reinvestment price shall be equal to the Fair Market Value of the Shares on the trading day immediately preceding the dividend payment date. Under the New SPAC Equity Incentive Award Plan, in the case of a non-cash dividend, including Shares or other securities or property, the Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Participant and, if so provided, the form in which it shall be provided.

Vesting

Pursuant to the terms of the New SPAC Equity Incentive Award Plan, the Restricted Awards and the Performance Awards shall vest at the end of their three-year terms, respectively.

Limits on Issuances

Notwithstanding any other provisions of the New SPAC Equity Incentive Award Plan, the aggregate number of Shares reserved for issuance from time to time pursuant to Awards granted and outstanding thereunder at any time, and the aggregate number of Shares that may be issued pursuant to Awards granted thereunder, shall not exceed 2,826,350 Shares. This prescribed maximum may be subsequently increased to any specified amount, provided the increase is authorized by a vote of the Shareholders.

If any Award granted under the New SPAC Equity Incentive Award Plan shall expire, terminate or be cancelled for any reason without the Shares issuable thereunder having been issued in full, any unissued Shares to which such Award relates shall be available for the purposes of the granting of further Awards under the New SPAC Equity Incentive Award Plan.

The aggregate number of Shares issuable pursuant to Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding Shares, calculated on an undiluted basis and assuming all Awards will be settled in Shares. In addition: (i) the number of Shares issuable to insiders at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Shares; and (ii) the number of Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Shares.

Share Award Terms

The Company may grant Restricted Awards and Performance Awards that, at the option of the Company, either: (a) entitle the holder on vesting to be issued the number of Shares designated in the Restricted Award or Performance Award, as applicable; or (b) entitle the holder on vesting to receive an amount equal to the value of the Restricted Award or Performance Award, as applicable, (being an amount equal to the number of Awards multiplied by the Fair Market Value of the Shares), which amount will in the sole and absolute discretion of the Company (and without the consent of the Participant), be settled in (i) cash, (ii) Shares acquired by the Company on the Exchange, (iii) Shares issued from the treasury of the Company, or (iv) any combination of the foregoing. In the case of Performance Awards, the number of Shares issuable or the value of the Award, as applicable, is multiplied by a payout multiplier. The payout multiplier is determined by the Committee based on an assessment of the achievement of pre-defined corporate performance measures in respect of the applicable period as determined by the Committee. The payout multiplier may not be less than 0% or more than 200%.

Exercise of Share Awards

A Participant may elect to exercise Share Awards at any time and from time to time from and including the day the Vesting Date in respect of such Share Awards occurs until the Expiry Date of such Share Awards, by delivering to the Company a duly completed and executed Exercise Notice; provided, that no Participant who is resident in the United States may exercise Share Awards unless the Shares issuable by the Company upon such exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act. If any Share Award may not be exercised due to any Black-Out Period at any time within the three business day period prior to the Expiry Date of such Share Award the Expiry Date of all such Share Awards shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

Black-out Periods

If a Participant is prohibited from trading in securities of the Company as a result of the imposition by the Company of a trading blackout (a “Blackout Period”) and the issue or payment date of the Shares underlying an Award held by such Participant falls within the Blackout Period, then the issue or payment date of such Shares shall be extended to the date that is seven business days following the end of such Blackout Period; provided that if the expiry date of the Awards would occur as a result of such extension, the Awards will be settled on the expiry date in cash rather than Shares.

Merger and Sale, etc.

If the Company enters into any transaction or series of transactions, other than a transaction that is a Change of Control and whereby the Company or All or Substantially All of the Assets would become the property of any other trust, body corporate, partnership or other person (a “Successor”) whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction: (a) the Company and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will have assumed the covenants and obligations of the Company under the New SPAC Equity Incentive Award Plan and the Award Agreements outstanding on consummation of such transaction and such Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the New SPAC Equity Incentive Award Plan and such Award Agreements with the same effect as though the Successor had been named as the Company in the New SPAC Equity Incentive Award Plan and therein and thereafter, the Company shall be relieved of all obligations and covenants under the New SPAC Equity Incentive Award Plan and such Award Agreements and the obligation of the Company to the Participants in respect of the Awards shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire or receive Shares on the Vesting Date(s) applicable to such Awards; or (b) if the Awards (and the covenants and obligations of the Company under the New SPAC Equity Incentive Award Plan and the Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Vesting Date for all Shares awarded pursuant to such Awards that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

Change of Control

In the event (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (b) that any rights are granted to all Shareholders to purchase Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities, then, in any such case, the Board may, subject to any required approval of the Exchange, make such adjustments to the New SPAC Equity Incentive Award Plan , to any Awards and to any Award Agreements outstanding under the New SPAC Equity Incentive Award Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants thereunder.

Agreement to be Bound

If a Participant fails to acknowledge an Award by acceptance of the Award Agreement within the time specified by the Committee, the Company reserves the right to revoke the Award. Participation in the New SPAC Equity Incentive Award Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out in the New SPAC Equity Incentive Award Plan and all rules and procedures adopted thereunder and as amended from time to time.

Amendment and Termination of Plan

The New SPAC Equity Incentive Award Plan and any Awards granted pursuant to the New SPAC Equity Incentive Award Plan may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board without the approval of Shareholders. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a “housekeeping nature”, including, without limitation, amending the wording of any provision of the New SPAC Equity Incentive Award Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the New SPAC Equity Incentive Award Plan that is inconsistent with any other provision of the New SPAC Equity Incentive Award Plan, correcting grammatical or typographical errors and amending the definitions contained within the New SPAC Equity Incentive Award Plan respecting the administration of the New SPAC Equity Incentive Award Plan; (b) amending Awards under the New SPAC Equity Incentive Award

Plan, including with respect to the Expiry Date (provided that the term of the Award does not exceed ten years from the date the Award is granted and that such Award is not held by an insider), vesting period, and effect of termination of a Participant’s employment or cessation of the Participant’s service; (c) accelerating vesting; or (d) amendments necessary to comply with applicable law or the requirements of any Exchange on which the Shares are listed. Notwithstanding the foregoing, the New SPAC Equity Incentive Award Plan or any Award may not be amended without Shareholder approval to:

(a)	increase the number of Shares reserved for issuance pursuant to Awards in excess of the limit prescribed in the New SPAC Equity Incentive Award Plan;

(b)

extend the Vesting Date of any Awards issued under the New SPAC Equity Incentive Award Plan to an insider beyond the latest Vesting Date specified in the Award Agreement (other than as permitted by the terms and conditions of the New SPAC Equity Incentive Award Plan);

(c)	extend the Expiry Date of any Award granted to an insider (other than as permitted by the terms and conditions of the New SPAC Equity Incentive Award Plan);

(d)	permit a Participant to transfer Awards to a new beneficial holder other than for estate settlement purposes;

(e)	reduce the limitations on Awards contained in the New SPAC Equity Incentive Award Plan;

(f)	increase the number of Shares that may be issued to Insiders above the restrictions contained in the New SPAC Equity Incentive Award Plan; and

(g)	change the New SPAC Equity Incentive Award Plan to modify or delete any of (a) through (f) above.

In addition, no amendment to the New SPAC Equity Incentive Award Plan or any Awards granted pursuant to the New SPAC Equity Incentive Award Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of such Participant in respect of any Award previously granted to such Participant under the New SPAC Equity Incentive Award Plan.

New SPAC Share Option Plan

Terms of New SPAC Share Option Plan

Defined Terms

In this description of the New SPAC Share Option Plan, the abbreviations and terms set forth below have the following meanings:

“All or Substantially All of the Assets” means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion.

“Black-Out Period” means the period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of an Option.

“Cause” means, unless otherwise defined in the applicable option agreement or employment agreement or consulting agreement of the Optionee (in which case “Cause” shall have the meaning therein):

(a)

in respect of an Optionee that is an employee or officer of a member of the HEI Group, any act or omission that would entitle the member of the HEI Group that employs the Optionee to terminate the Optionee’s employment without notice or compensation under the Canadian common law for just cause; and

(b)

in respect of an Optionee that is a consultant to a member of the HEI Group, any material breach by the Optionee of the terms of the contract or agreement under which the Optionee is retained by a member of the HEI Group.

“Cessation Date” means the date that is the earlier of:

(a)	the effective date of the Service Provider’s termination, resignation, death or retirement, as the case may be; and

(b)	the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider’s position or job other than due to a Leave of Absence, regardless of whether adequate, legal or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider, and the Cessation Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any application laws.

“Change of Control” means:

(i) (A) a successfully completed takeover bid; and (B) members of the Board who are members of the Board immediately prior to the earlier of the commencement of such takeover bid and the first public announcement of such takeover bid cease to constitute a majority of the Board at any time within sixty days of the successful completion of such takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Company which results in: (I) a person or group of persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time; or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Company; and (B) members of New SPAC Board who are members of New SPAC Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of New SPAC Board at any time within sixty days of such change; or

(iii) Incumbent Directors no longer constituting a majority of New SPAC Board;

(iv) the winding up of the Company or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Company within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other security holdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Company for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Company and its subsidiaries, on a consolidated basis, as determined in accordance with the New SPAC Share Option Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question and any such determination shall be binding and conclusive for all purposes of the New SPAC Share Option Plan.

“Current Market Price” means, as at any date when the Current Market Price is to be determined, the volume weighted average trading price per Common Share on the TSX, or, if the New SPAC Common Shares are not listed on the TSX, on any stock exchange in Canada or the United States on which the New SPAC Common Shares are then listed, for the last five (5) trading days immediately prior to the date of determination, or if the New SPAC Common Shares are not listed upon any stock exchange in Canada or the United States, the Current Market Price shall be determined by the Board of Directors acting reasonably.

“Exchange” means the stock exchange(s), if any, on which New SPAC Common Shares are listed and posted for trading and, if New SPAC Common Shares are listed on more than one stock exchange, such stock exchange as may be selected for such purpose by New SPAC Board.

“Expiry Date” means the date upon which a New SPAC Option expires pursuant to the option agreement relating to such New SPAC Option.

“Fair Market Value” with respect to a New SPAC Common Share, as at any date, means the volume weighted average of the prices at which New SPAC Common Shares traded on the Exchange (or, if New SPAC Common Shares are then listed and posted for trading on more than one Exchange, on such stock exchange on which the majority of the trading volume and value of New SPAC Common Shares occurs) for the five (5) trading days on which New SPAC Common Shares traded on the said Exchange immediately preceding such date. In the event that New SPAC Common Shares are not listed and posted for trading on any Exchange, the Fair Market Value shall be the fair market value of New SPAC Common Shares as determined by New SPAC Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith.

“HEI Group” means, collectively, the Company and any entity that is a Subsidiary of the Company from time to time (and, for greater certainty, including any successor entity of any of the aforementioned entities).

“Incumbent Directors” means any member of New SPAC Board who was a member of New SPAC Board at the effective date of New SPAC Share Option Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of New SPAC Board, including a majority of the Incumbent Directors then on New SPAC Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

“Insider” has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual.

“In-the-Money Value” means the amount by which the Current Market Price on the Pricing Date exceeds the exercise price of the applicable New SPAC Options, multiplied by the number of New SPAC Common Shares related to the applicable New SPAC Options.

“Optionee” means a holder of New SPAC Options.

“Pricing Date” means the date the Company receives notice from an Optionee that has elected to exercise a vested New SPAC Option by surrendering such New SPAC Option in exchange for the In-the-Money Value of New SPAC Option in lieu of purchasing the number of New SPAC Common Shares then issuable on the exercise of the vested New SPAC Option subject to the provisions of the New SPAC Share Option Plan and if permitted by the Committee.

“Service Provider” means an officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group.

Purpose and Administration

The purpose of the New SPAC Share Option Plan is to aid in attracting, retaining and motivating the officers, employees and other eligible Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Options to acquire an increased proprietary interest in the Company.

The New SPAC Share Option Plan is administered by a committee of the New SPAC Board appointed from time to time by New SPAC Board to administer New SPAC Share Option Plan or, if no such committee is appointed, New SPAC Board (the “Committee”) pursuant to any rules of procedure that may be fixed by New SPAC Board. To the extent permitted by law, the Committee may delegate or sub-delegate to one or more of its members, to any director or officer of the Company or to one or more agents all or any of the powers conferred on the Committee under the New SPAC Share Option Plan, and the Committee or any person to whom it has delegated or sub-delegated authority as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the New SPAC Share Option Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to the New SPAC Share Option Plan, the Committee’s decision to approve the grant of a New SPAC Option in any period shall not require the Committee to approve the grant of a New SPAC Option to any Service Provider in any other period; nor shall the Committee’s decision with respect to the size or terms and conditions of a New SPAC Option grant in any period require it to approve the grant of a New SPAC Option of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of a New SPAC Option to any Service Provider solely because such Service Provider may previously have been granted a New SPAC Option under the New SPAC Share Option Plan or any other similar compensation arrangement of the Company or a member of the HEI Group. There is no obligation for uniformity of treatment of Service Providers or Optionees under the New SPAC Share Option Plan. The terms and conditions of New SPAC Options need not be the same with respect to any Optionee or with respect to different Optionees. No Service Provider has any claim or right to be granted a New SPAC Option.

Granting of New SPAC Options

The Committee may from time to time designate officers and employees of, and other eligible Service Providers to, the HEI Group to whom New SPAC Options may be granted and the number of New SPAC Common Shares to be optioned to each, provided that the number of New SPAC Common Shares to be optioned shall not exceed the limitations provided.

Limitations to New SPAC Share Option Plan

Notwithstanding any other provision of the New SPAC Share Option Plan: (a) the maximum number of New SPAC Common Shares that may be issued on exercise of New SPAC Options under the New SPAC Share Option Plan shall be limited to 250,000 New SPAC Common Shares; (b) no one Service Provider may be granted any New SPAC Option which, together with all New SPAC Options then held by such Optionee, would entitle such Optionee to receive a number of New SPAC Common Shares which is greater than 5% of the outstanding New SPAC Common Shares, calculated on an undiluted basis; (c) the number of New SPAC Common Shares (i) issued to Insiders of the Company, within any one year period; and (ii) issuable to Insiders of the Company, at any time; under the New SPAC Share Option Plan, or when combined with all of the Company’s other security based compensation arrangements shall not exceed 10% of the Company’s total issued and outstanding New SPAC Common Shares, respectively. For this purpose, “security based compensation arrangements” has the meaning ascribed thereto in Part VI of the TSX Company Manual.

New SPAC Options that are cancelled, surrendered, terminated or expire prior to the exercise of all or a portion thereof shall result in the New SPAC Common Shares that were reserved for issuance thereunder being available for a subsequent grant of New SPAC Options pursuant to the New SPAC Share Option Plan to the extent of any New SPAC Common Shares issuable thereunder that are not issued under such cancelled, surrendered, terminated or expired New SPAC Options.

Vesting

The Committee may, in its sole discretion, determine: (i) the time during which New SPAC Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, New SPAC Options will vest and be exercisable as to one-quarter (1/4) of the total number of New SPAC Common Shares subject to the New SPAC Options on each of the first, second, third and fourth anniversaries of the date of grant (computed in each case rounded down to the nearest whole New SPAC Common Share with any fractional amount vesting on such fourth anniversary) subject to continued employment or service with the HEI Group. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any New SPAC Options granted, accelerate or provide for the acceleration of vesting of New SPAC Options previously granted.

New SPAC Option Price

The exercise price of New SPAC Options granted under the New SPAC Share Option Plan shall be fixed by the Committee when such New SPAC Options are granted, provided that the exercise price of New SPAC Options shall not be less than such minimum price as may be required by the Exchange, if any, on which the New SPAC Common Shares are listed at the time of grant.

New SPAC Option Terms

The period during which a New SPAC Option is exercisable shall, subject to the provisions of the New SPAC Share Option Plan requiring or permitting the acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of fifteen years, as may be determined from time to time by the Committee, but subject to the rules of any Exchange(s) or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five years from the date of grant. Each New SPAC Option shall, among other things, contain provisions to the effect that New SPAC Option shall be personal to the Optionee and shall not be assignable. In addition, unless the Company and an Optionee agree otherwise in an agreement for New SPAC Options or other written agreement (such as an agreement of employment or a retirement agreement), each New SPAC Option shall provide that:

(a)

upon the death of the Optionee, the New SPAC Option shall terminate on the earlier of (i) the date determined by the Committee which shall not be more than 12 months from the Cessation Date and, in the absence of any determination to the contrary, 12 months from the Cessation Date and (ii) the Expiry Date of such New SPAC Option;

(b)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group (other than by reason of death or termination for Cause, voluntary resignation or retirement), the New SPAC Option shall terminate on the earlier of (i) expiry of the period as prescribed by the Committee at the time of grant, following the Cessation Date; and, in the absence of any determination to the contrary, at the later of (A) ninety (90) days following the Cessation Date, and (B) the end of the notice period used for calculating severance to which the Optionee is entitled as a result of the Optionee’s cessation as a Service Provider pursuant to a written contract of employment, if any, with an entity in the HEI Group; and (ii) the Expiry Date of such New SPAC Option;

(c)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group by reason of termination for Cause, the New SPAC Option shall terminate immediately on the Cessation Date (whether notice of such termination occurs verbally or in writing);

(d)

if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group by reason of voluntary resignation, effective as of the day that is 14 days after the Cessation Date the New SPAC Option shall terminate; and

(e)

if the Optionee shall no longer be an officer of or be in the employ of any of the entities comprising of the HEI Group due to the Optionee’s retirement, New SPAC Option shall continue in accordance with its terms and the exercise period shall not be accelerated as a result of the Optionee’s retirement;

provided that the number of New SPAC Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of New SPAC Common Shares that may be acquired on exercise of New SPAC Options held by such Optionee (or his or her heirs or successors), whether or not previously vested, and the vesting of all such New SPAC Options shall be accelerated on the Cessation Date; and (ii) in any case other than death or termination for Cause, shall be the number of New SPAC Common Shares which the Optionee was entitled to purchase on the Cessation Date. In the event of termination for cause, all of New SPAC Common Shares optioned, whether vested or unvested, shall be forfeited.

If any New SPAC Options may not be exercised due to any Black-Out Period at any time within the three-business day period prior to the normal expiry date of such New SPAC Options (the “Restricted Options”), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange(s) and approved by the Committee).

Cashless Exercise

Subject to the provisions of New SPAC Share Option Plan, if permitted by the Committee, an Optionee may elect to exercise a vested New SPAC Option by surrendering such New SPAC Option in exchange for the In-the-Money Value of New SPAC Option in lieu of purchasing the number of New SPAC Common Shares then issuable on the exercise of the vested New SPAC Option. If the Optionee so elects to exercise New SPAC Option, the Optionee shall be entitled to payment of the In-the-Money Value of the vested New SPAC Option determined as of the Pricing Date. The In-the-Money Value shall be paid in New SPAC Common Shares issued from treasury with the number of New SPAC Common Shares issuable being equal to the number obtained by dividing the In-the-Money Value of New SPAC Options in respect of which such election is made by the Current Market Price on the Pricing Date.

Surrender Offer

A Optionee may make an offer (the “Surrender Offer”) to the Company, at any time, for the disposition and surrender by the Optionee to the Company (and the termination thereof) of any of New SPAC Options granted under New SPAC Share Option Plan for an amount (not to exceed the Fair Market Value of New SPAC Common Shares less the exercise price of New SPAC Options) specified in the Surrender Offer by the Optionee, and the Company may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, New SPAC Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Company to the Optionee.

Alterations in Shares

In the event: (a) of any change in New SPAC Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase New SPAC Common Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, New SPAC Common Shares are converted into or exchangeable for any other shares; then New SPAC Board may, subject to any required approval by the TSX, make such adjustments to New SPAC Share Option Plan, to any New SPAC Options and to any agreements for New SPAC Options outstanding under New SPAC Share Option Plan, and make such amendments to any agreements for New SPAC Options outstanding under New SPAC Share Option Plan, as New SPAC Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees thereunder and/or to provide for the Optionees to receive and accept such other securities or property in lieu of New SPAC Common Shares, and the Optionees shall be bound by any such determination.

For greater certainty, and notwithstanding anything to the contrary to the foregoing paragraph, no adjustment shall be made in accordance with respect to the issue of New SPAC Common Shares being made pursuant to or in connection with (i) any share option plan or share purchase plan, including the New SPAC Share Option Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of the Company, or (ii) the issuance of additional New SPAC Common Shares pursuant to a public offering or private placement by the Company or a take-over bid or tender offer made by the Company for the securities of another entity.

Provisions Related to Merger/Sale etc.

Except in the case of a transaction that is a Change of Control and to which accelerated vesting and termination of New SPAC Options applies, if the Company enters into any transaction or series of transactions whereby the Company or All or Substantially All of the Assets would become the property of another trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction, the Company and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Company under the New SPAC Share Option Plan outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Company under the New SPAC Share Option Plan with the same effect as though the Successor had been named as the Company therein and thereafter, the Company shall be relieved of all obligations and covenants under the New SPAC Share Option Plan and the obligation of the Company to the Optionees in respect of New SPAC Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire New SPAC Common Shares upon vesting of New SPAC Options.

Acceleration of Vesting and Termination of Option

Notwithstanding any other provision in New SPAC Share Option Plan or the terms of any option agreement, upon the consummation of a Change of Control, all issued and outstanding New SPAC Options shall be automatically fully vested and exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the New SPAC Board, in its absolute discretion, prior to the time such Change of Control takes place.

Amendments

The Committee may, subject to any required approval of any Exchange, amend or discontinue the New SPAC Share Option Plan and New SPAC Options granted thereunder at any time without the approval of the shareholders of the Company or any Optionee whose New SPAC Option is amended or terminated, provided that, subject to the terms of the New SPAC Share Option Plan, no amendment to the New SPAC Share Option Plan or New SPAC Options granted pursuant to the New SPAC Share Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the New SPAC Share Option Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a “housekeeping nature” nature, including, without limitation, amending the wording of any provision of the New SPAC Share Option Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the New SPAC Share Option Plan that is inconsistent with any other provision of the New SPAC Share Option Plan, correcting grammatical or typographical errors and amending the definitions contained within the New SPAC Share Option Plan respecting the administration of the New SPAC Share Option Plan; (b) amending Options under the New SPAC Share Option Plan, including with respect to the expiry date (provided that the term of the Option does not exceed fifteen years from the date the Option is granted and that such Option is not held by an Insider) and effect of termination of a Optionee’s employment or cessation of the Optionee’s service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the New SPAC Share Option Plan or any outstanding New SPAC Option granted thereunder may not be amended without shareholder approval to:

(a)	increase the number of New SPAC Common Shares reserved for issuance pursuant to Options in excess of the limit prescribed in the New SPAC Share Option Plan;

(b)

extend the vesting date of any New SPAC Options granted under the New SPAC Share Option Plan to an Insider beyond the latest vesting date specified in the option agreement (other than as permitted by the terms and conditions of the New SPAC Share Option Plan);

(c)	extend the expiry date of any New SPAC Option granted to an Insider (other than as permitted by the terms and conditions of the New SPAC Share Option Plan);

(d)	permit an Optionee to transfer New SPAC Options to a new beneficial holder other than for estate settlement purposes;

(e)	reduce the limitations on Options contained in the New SPAC Share Option Plan;

(f)	increase the number of Shares that may be issued to Insiders above the restrictions contained in the New SPAC Share Option Plan; and

(g)	change the New SPAC Share Option Plan to modify or delete any of the above.

Notwithstanding the foregoing, the Committee may amend or terminate the New SPAC Share Option Plan or any outstanding New SPAC Option granted under the New SPAC Share Option Plan at any time without the approval of the shareholders of the Company or any Optionee whose New SPAC Option is amended or terminated in order to conform the New SPAC Share Option Plan or such New SPAC Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any New SPAC Option previously granted.

Employment Agreements

In connection with the Arrangement, the Company entered into new employment agreements with certain members of the Company’s management. Other than Scott Sobie, President and Chief Executive Officer of the Company, each of the executives are subject to the same form of employment agreement.

Termination and Change of Control Benefits

A summary of the termination and change of control payments contained within the executive employment agreements are summarized below.

Pursuant to their employment agreement, if terminated without just cause, the executive (the “Executive”) would be entitled to severance payments including (i) one times (two times for the Company’s Chief Executive Officer (the “CEO”)) their annual salary, (ii) an amount equal to their current performance target percentage multiplied by the amount determined in (i), (iii) an amount equal to 15% of their current salary to account for lost benefits, and (iv) if the termination is after the conclusion of a bonus year, but prior to a bonus being awarded for such year, a bonus payment equal to the average of the cash bonuses paid for the two (2) year prior to the termination. Additionally, the Executive (other than the CEO) would be entitled to an amount equal to l/12th of the total payments in (i)-(iii) for each full year of employment, up to a maximum additional amount of 50% of the total payments in (i)-(iii). If the Executive is terminated without just cause, prior to the vesting dates of their equity incentives, any such awards and options shall be prorated based on the number of completed months from each respective grant date to the date of their termination plus twelve (12) months plus one (1) additional month for each full year of employment with Hammerhead up to a maximum of eighteen (18) months (24 months for the CEO), divided by thirty six (36), and such prorated awards and options will accelerate and vest on the date of termination and be available to exercise, valued or issued in accordance with the Legacy Plans, the New SPAC Equity Incentive Award Plan and the New SPAC Share Option Plan. If there is a change in control, the Executive would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive the foregoing severance benefits. Such payments are subject to a release of claims. In addition, the CEO may elect to resign between 11 and 16 months after the effective date, and still receive the foregoing severance payments. Pursuant to their employment agreement, the Executive’s employment would be deemed to have terminated on death and their personal representatives would be entitled to receive the pro rata annual salary earned but not yet paid up to and including the date of termination, accrued and unused vacation and reimbursable expenses. In addition, the Executive’s personal representatives would be entitled to receive a cash bonus payment calculated by taking the most recent cash bonus paid to the Executive, multiplied by the number of days in the calendar year up to the date of their death, and divided by 365.

Indemnification

The Company has entered into indemnification agreements with its directors and certain officers to indemnify such individuals, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by such individuals in an action or proceeding to which any such individual was made a party by reason of being an officer or director of the Company or an organization of which the Company is a shareholder or creditor if such individual serves such organization at our request.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of New SPAC After the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Hammerhead and Certain Information About Hammerhead – Employees and Training” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the New SPAC Common Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth information known to the Company regarding the actual beneficial ownership of the New SPAC Common Shares by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding New SPAC Common Shares;

•	each of the Company’s current directors and named executive officers; and

•	all directors and officers of the Company, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, New SPAC Common Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the New SPAC Common Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of the Company is based on 90,778,275 New SPAC Common Shares issued and outstanding as of February 23, 2023. In computing the number of New SPAC Common Shares beneficially owned by a person and the percentage ownership of such person, the Company deemed to be outstanding all New SPAC Common Shares subject to New SPAC Warrants, Legacy Options and Legacy RSUs held by the person that are currently exercisable or exercisable within 60 days of February 23, 2023. The Company did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table below have sole voting and investment power with respect to all New SPAC Common Shares beneficially owned by them. To our knowledge, no New SPAC Common Shares beneficially owned by any executive officer, director or director nominee have been pledged as security. Unless otherwise indicated, the address of each Company shareholder named below is c/o Hammerhead Energy Inc., Suite 2700, 525 8th Avenue SW, Calgary, Alberta, T2P 1G1.

Name and Address of Beneficial Owner	Number of New SPAC Common Shares		Percentage of New SPAC Common Shares
5% Holders:
Riverstone Parties(1)	74,733,134	(2)	82.32%
ZAM Ventures Luxembourg II S.A.R.l(3)	7,036,020		7.75%
Officers, Directors
Scott Sobie	256,399	*
Michael G. Kohut	959	*
Daniel Labelle	64,443	*
David Anderson	22,365	*
Nicki Stevens	36,743	*
A. Stewart Hanlon	7,349	*
J. Paul Charron	7,349	*
Bryan Begley(3)	7,036,020		7.75%
Robert Tichio(4)	—		—
Jesal Shah(4)	—		—
James AC McDermott(5)	37,396	*
Richard Unsworth	—		—
Total Officers and Directors	7,469,023		8.23%

*	Less than 1%.

(1)

Riverstone V Investment Management Cooperatief U.A. (“R5 IM Coop”), Riverstone V REL Hammerhead B.V. (“R5 REL HHR”), Riverstone V CIOC LP, and REL Hammerhead B.V. (together, the “Riverstone Investors”) are the record holders of the securities reported herein. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C., which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P., which is the sole member of Riverstone Holdings II (Cayman), Ltd., which is the general partner of Riverstone Energy Limited Investment Holdings, L.P., which is the sole shareholder of REL IP General Partner Limited, which is the general partner of REL IP General Partner LP, which is the general partner of REL Batavia Partnership, L.P., which is the sole member of REL Investment Management III Coöperatief U.A., which is the sole member of REL Hammerhead B.V. In addition, Riverstone Energy GP V Ltd., an affiliate of Riverstone Holdings, is the sole member of Riverstone GP V Cayman LLC, which is the general partner of Riverstone Energy Partners V (Cayman), L.P., which is the general partner of Riverstone Global Energy and Power Fund V (Cayman), L.P., which is the sole member of R5 IM Coop, which is the majority member of R5 REL HHR, which is sole member of Riverstone V CIOC GP, LLC, which is the general partner of Riverstone V CIOC LP. As such, each of these entities and individuals may be deemed to have or share beneficial ownership of the securities held of record by the Riverstone Investors. Each such entity or individual disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o Riverstone Holdings, 712 Fifth Avenue, 36th Floor, New York, NY 10019, or, in the case of R5 IM Coop, R5 REL HHR and REL Hammerhead B.V. is Herengracht 450, 1017 CA Amsterdam, The Netherlands.

(2)

Includes (i) 70,384,697 New SPAC Class A Common Shares issued to the Riverstone Parties in exchange for their Hammerhead Shares in connection with the Business Combination and (ii) 4,348,437 New SPAC Class A Common Shares issued to certain Riverstone Fund V Entities in exchange for 4,348,437 New SPAC Class B Common Shares that were held by these Riverstone Fund V Entities following the Founder Transfer and the SPAC Amalgamation.

(3)

ZAM Ventures Luxembourg II S.A.R.L. (“ZAM”) received 7,036,020 New SPAC Common Shares in exchange for its Hammerhead Shares in connection with the Arrangement. Bryan Begley is one of the managing directors of 1901 Partners Management, LP (“1901”) which is the sole member of 1901 Lux Director, LLC (“Lux Director”), the Class A manager of ZAM. Mr. Begley has shared voting and investment discretion with respect to the shares of New SPAC held of record by ZAM. As such, each of Mr. Begley, Lux Director and 1901 may be deemed to have or share beneficial ownership of the shares held directly by ZAM. Each such entity or individual disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o 1901 Partners Management, LP, 1 Village Plaza, Suite 103, Kings Park, NY 11754.

(4)

The Riverstone Parties received 70,384,697 New SPAC Class A Common Shares in exchange for their Hammerhead Shares in connection with the Arrangement. The Riverstone Fund V Entities received 4,348,437 New SPAC Class A Common Shares in exchange for 4,348,437 New SPAC Class B Common Shares that were held by these Riverstone Fund V Entities following the Founder Transfer and the SPAC Amalgamation. DCRD Sponsor received 3,464,323 New SPAC Class A Common Shares in exchange for 3,464,323 New SPAC Class B Common Shares held by DCRD Sponsor following the Founder Transfer and the SPAC Amalgamation. Mr. Tichio is a Partner of Riverstone Holdings LLC and Mr. Shah is an employee of Riverstone Holdings LLC. Riverstone Holdings LLC is an affiliate of Riverstone. Neither of Messrs. Tichio nor Shah has or shares voting or investment discretion with respect to Hammerhead Shares held of record by the Riverstone Parties.

(5)

Pursuant to the SPAC Amalgamation, each DCRD Class B Common Share then issued and outstanding was exchanged, on a one for one basis, for a New SPAC Class B Common Share, which was subsequently exchanged, on a one-for-one basis, for a New SPAC Class A Common Share. The address of Mr. McDermott is 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None/Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company is not currently a party to any legal proceedings, the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its business or financial condition.

B. Significant Changes

A discussion of significant changes since September 30, 2022, respectively, is provided under Item 4 of this Report and is incorporated herein by reference. Supplement No. 2 to the Prospectus forming part of the Registration Statement, filed on January 23, 2023, is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of New SPAC Class A Common Shares and New SPAC Warrants

The New SPAC Class A Common Shares and New SPAC Warrants are listed on Nasdaq under the symbols HHRS and HHRSW, respectively. Holders of New SPAC Class A Common Shares and New SPAC Warrants should obtain current market quotations for their securities. There can be no assurance that the New SPAC Class A Common Shares and/or New SPAC Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the New SPAC Class A Common Shares and/or New SPAC Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 public holders of New SPAC Common Shares. A delisting of the New SPAC Class A Common Shares would likely affect the liquidity of the New SPAC Class A Common Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Following the closing of the Business Combination, the Company also became a reporting issuer in Canada under applicable Canadian securities laws and has listed the New SPAC Class A Common Shares and New SPAC Warrants on the TSX under the symbols “HHRS” and “HHRS.WT,” respectively. There can be no assurance that the New SPAC Class A Common Shares and/or New SPAC Warrants will remain listed on the TSX. If the Company fails to comply with the TSX listing requirements, the New SPAC Class A Common Shares and/or New SPAC Warrants could be delisted from the TSX. In particular, the TSX requires us to have at least 300 public holders of New SPAC Common Shares and 100 public holders of New SPAC Warrants. A delisting of the New SPAC Class A Common Shares (or New SPAC Warrants) would likely affect the liquidity of the New SPAC Class A Common Shares (or New SPAC Warrants) and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the New SPAC Common Shares is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Related Agreements – Related Agreements” and is incorporated herein by reference.

New SPAC Warrants

Upon the completion of the Business Combination, there were 28,550,000 New SPAC Warrants outstanding. The New SPAC Warrants, which entitle the holder to purchase one New SPAC Common Share at an exercise price of $11.50 per share, will become exercisable on March 25, 2023, the date that is 30 days after the completion of the Business Combination. The New SPAC Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The New SPAC Class A Common Shares and New SPAC Warrants are listed on Nasdaq under the symbols HHRS and HHRSW, respectively. There can be no assurance that the New SPAC Class A Common Shares and/or New SPAC Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the New SPAC Class A Common Shares and/or New SPAC Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 public holders of New SPAC Class A Common Shares. A delisting of the New SPAC Class A Common Shares would likely affect the liquidity of the New SPAC Class A Common Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue an unlimited number of New SPAC Class A Common Shares, without par value, and an unlimited number of First Preferred Shares (“New SPAC Preferred Shares”), issuable in series and limited in number to an amount equal to not more than 20% of the number of issued and outstanding New SPAC Class A Common Shares at the time of issuance of any New SPAC Preferred Shares.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of New SPAC Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of New SPAC Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement and Related Agreements – Related Agreements,” “Business of Hammerhead and Certain Information About Hammerhead – Legal – Liabilities and Indebtedness” and “Description of New SPAC Securities – New SPAC Warrants” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of New SPAC Common Shares, other than withholding tax requirements.

E. Taxation

Information regarding certain tax consequences of owning and disposing of New SPAC Common Shares and New SPAC Warrants is included in the Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Considerations for U.S. Holders” and “Material Canadian Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. The Company’s board of directors will consider whether or not to institute a dividend policy in the future. The determination to pay dividends will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Company’s board of directors may deem relevant.

G. Statement by Experts

The financial statements for DCRD as of December 31, 2021, and for the period from February 22, 2021 (inception) through December 31, 2021, incorporated by reference herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Hammerhead as at December 31, 2021 and 2020, and for the years then ended, incorporated in this Report by reference from the Company’s Registration Statement, have been audited by Ernst and Young LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

McDaniel & Associates Consultants Ltd. compiled three reports as to the reserves of Hammerhead as of December 31, 2021, 2020 and 2019, respectively, which were prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and in conformity with Rule 4-10(a) of Regulation S-X, and are to be used for inclusion in certain filings of the SEC; such reports are filed as Exhibits 15.5, 15.6 and 15.7 to this Report.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://www.hhres.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Hammerhead’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

II-1

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Hammerhead Resources Inc. are incorporated by reference to pages F-44 to F-83 of the Proxy Statement/Prospectus, filed with the SEC on December 30, 2022.

The unaudited interim financial statements of Hammerhead Resources Inc. are incorporated by reference to pages F-85 to F-106 of the Proxy Statement/Prospectus, filed with the SEC on December 30, 2022.

The audited consolidated financial statements of DCRD are incorporated by reference to pages F-23 to F-42 of the Proxy Statement/Prospectus, filed with the SEC on December 30, 2022.

The unaudited interim financial statements of DCRD are incorporated by reference to pages F-2 to F-22 of the Proxy Statement/Prospectus, filed with the SEC on December 30, 2022.

Unaudited pro forma condensed consolidated financial information is attached as Exhibit 15.1 to this Report.

III-1

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Articles of Amalgamation of Hammerhead Energy Inc.

1.2*	Restated Articles of Incorporation of Hammerhead Energy Inc.

1.3*	By-Law No. 1 of Hammerhead Energy Inc.

2.1*	Amended and Restated Warrant Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A.

2.2*	Warrant Assignment and Assumption Agreement by and among the Company, DCRD, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent.

2.3*	Amended and Restated Registration Rights Agreement by and among the Company and the holders named therein.

2.4	Amended and Restated Indenture dated June 19, 2020 between Hammerhead, as issuer, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership, as guarantors and Computershare Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 6, 2022.

4.1	Business Combination Agreement, dated September 25, 2022 by and among DCRD, Hammerhead, NewCo and AmalCo, incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.2	Sponsor Support Agreement, dated as of September 25, 2022, by and among DCRD Sponsor, DCRD, New SPAC and Hammerhead, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.3	Form of Hammerhead Shareholder Support Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.4	Form of Lock-up Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.5*	Form of Director and Executive Officer Indemnification Agreement.

4.6	Fourth Amended and Restated Credit Agreement dated June 9, 2022 between Hammerhead, as borrower, Canadian Imperial Bank of Commerce, National Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on November 18, 2022.

4.7	Consent and Second Amending Agreement dated December 15, 2022 between Hammerhead, as borrower, Canadian Imperial Bank of Commerce, Royal Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 21, 2022.

III-2

4.8*	Hammerhead Energy Inc. Legacy Share Award Plan.

4.9*	Hammerhead Energy Inc. Legacy Share Option Plan.

4.10*	Hammerhead Energy Inc. Equity Incentive Award Plan.

4.11*	Hammerhead Energy Inc. Share Option Plan.

8.1*	List of subsidiaries of Hammerhead Energy Inc.

15.1*	Unaudited Pro Forma Condensed Consolidated Financial Information.

15.2*	Consent of Ernst and Young LLP.

15.3*	Consent of WithumSmith+Brown, PC.

15.4*	Consent of McDaniel & Associates Consultants Ltd. with respect to the Hammerhead Resources Inc. reserve reports.

15.5	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2021, incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 23, 2022.

15.6	Reserve Report of McDaniel & Associates Consultants Ltd. As to reserves of Hammerhead Resources Inc. as of December 31, 2020, incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 23, 2022.

15.7	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2019, incorporated by reference to Exhibit 99.8 to the Company’s Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 23, 2022.

*	Filed herewith.

III-3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Hammerhead Energy Inc.

March 1, 2023	By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

III-4