Form 20-F
period 2022-12-31
Hammerhead Energy Inc.
filed 2023-03-29
CIK 1946425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-41630

Hammerhead Energy Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Alberta
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

Suite 2700, 525-8th Avenue SW

Calgary, Alberta, T2P 1G1

(403) 930-0560

(Address of principal executive offices)

Michael G. Kohut

Suite 2700, 525-8th Avenue SW

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2022, Hammerhead Energy Inc. had 1 common share, without par value, issued and outstanding. As of March 28, 2023, Hammerhead Energy Inc. had 90,927,765 Class A common shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

Auditor Firm ID: 1263	Auditor Name: Ernst & Young LLP	Auditor Location: Calgary, Alberta, Canada

Hammerhead Energy Inc.

Table of Contents

EXPLANATORY NOTE

On February 23, 2023 (the "Closing Date"), Hammerhead Energy Inc., a corporation formed by amalgamation under the laws of the Province of Alberta (the "Company"), consummated the previously announced business combination pursuant to the Business Combination Agreement (the "Business Combination Agreement" and the transactions contemplated thereby, collectively, the "Business Combination"), by and among Decarbonization Plus Acquisition Corporation IV, a Cayman Islands exempted company ("DCRD"), Hammerhead Resources Inc., an Alberta corporation ("Hammerhead"), Hammerhead Energy Inc., an Alberta corporation and wholly owned subsidiary of Hammerhead ("NewCo"), and 2453729 Alberta ULC, an Alberta unlimited liability corporation and wholly owned subsidiary of DCRD ("AmalCo"), which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement, and the plan of arrangement (the "Plan of Arrangement"): (i) the continuation of DCRD from the Cayman Islands to the Province of Alberta, Canada and domestication as an Alberta corporation (the "Domestication"); (ii) the amalgamation of DCRD with NewCo (the "SPAC Amalgamation") to form the Company, with NewCo surviving the SPAC Amalgamation as the Company; and (iii) on the Closing Date, the amalgamation of Hammerhead with AmalCo (the "Company Amalgamation") to form Hammerhead Resources ULC, a wholly owned subsidiary of the Company (the "Amalgamated Company"), in accordance with the terms of the Plan of Arrangement.

Pursuant to the SPAC Amalgamation, among other things, (a) each DCRD Class A ordinary share, par value $0.0001 per share (the "DCRD Class A Ordinary Shares") issued and outstanding (which, pursuant to the Domestication, was exchanged for one Class A common share of DCRD) immediately prior to the effective time of the SPAC Amalgamation (the "SPAC Amalgamation Effective Time") was exchanged, on a one-for-one basis, for a Class A common share in the authorized share capital of the Company (a "Common Share"); (b) each DCRD Class B ordinary share, par value $0.0001 per share (the "DCRD Class B Ordinary Shares" and together with the DCRD Class A Ordinary Shares, the "DCRD Ordinary Shares") issued and outstanding (which, pursuant to the Domestication, was exchanged for one Class B common share of DCRD) immediately prior to the SPAC Amalgamation Effective Time was exchanged, on a one-for-one basis, for a Class B common share in the authorized share capital of the Company (a "Class B Common Share"); (c) each common share of NewCo outstanding was exchanged for one Common Share; (d) each DCRD Private Placement Warrant (as defined below) and DCRD Public Warrant (as defined below) issued and outstanding immediately prior to the SPAC Amalgamation Effective Time was exchanged for a warrant to acquire one Common Share pursuant to the Warrant Agreement (as defined below) (a "Warrant"); (e) each unit of DCRD, consisting of one DCRD Class A ordinary share and one-half of one DCRD warrant (a "DCRD Unit"), issued and outstanding immediately prior to the SPAC Amalgamation Effective Time was exchanged for one unit of the Company representing one Common Share and one-half of one Warrant; and (f) the Common Share held by Hammerhead was purchased for cancellation for cash equal to the subscription price for such common share of NewCo.

On the Closing Date, prior to the Company Amalgamation, among other things: (a) the articles of Hammerhead were amended to authorize a new class of common shares in the capital of Hammerhead having the rights, privileges and restrictions set forth in the Plan of Arrangement (the "Hammerhead Class B Common Shares") and concurrently, all of the issued and outstanding Hammerhead Common Shares were re-designated as Class A Common Shares in the capital of Hammerhead (the "Hammerhead Class A Common Shares", and, together with the Hammerhead Class B Common Shares, the "Hammerhead Common Shares"); (b) each Hammerhead Class A Common Share held by certain employee borrowers was exchanged for one Hammerhead Class B Common Share; (c) each then issued and outstanding Class B Common Share was exchanged for one Common Share pursuant to the articles of the Company adopted at the Company Amalgamation Effective Time, in accordance with the Plan of Arrangement; and (d) each warrant to purchase Hammerhead Common Shares (each, a "Hammerhead Warrant") was either exchanged for Hammerhead Class A Common Shares or cash, in each case, in accordance with the Plan of Arrangement.

On the Closing Date, pursuant to the Company Amalgamation, among other things, (a) each then issued and outstanding preferred share of Hammerhead (the "Hammerhead Preferred Shares") was exchanged for a number of Common Shares; (b) each then issued and outstanding Hammerhead Option (as defined below) and Hammerhead RSU (as defined below) was exchanged for an option to acquire a number of Common Shares; and (c) each then issued and outstanding Hammerhead Class A Common Share and Hammerhead Class B Common Share (together with the Hammerhead Preferred Shares, the "Hammerhead Shares") was exchanged for a number of Common Shares, in each case, in accordance with the Plan of Arrangement.

The Common Shares and the Warrants are traded on The Nasdaq Stock Market LLC ("Nasdaq") under the symbols "HHRS" and "HHRSW", respectively, and on the Toronto Stock Exchange ("TSX") under the symbols "HHRS" and "HHRS.WT," respectively.

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 20-F ("Annual Report") to "we," "our," "us," "the Company" or similar terms refer to Hammerhead Energy Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to "Cdn$" and "C$" mean Canadian dollars and all references to "$" or "US$" mean U.S. dollars.

This Annual Report on Form 20-F contains (i) Hammerhead's audited consolidated financial statements as at December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 and related notes and (ii) the Company's audited financial statements and related notes as of December 31, 2022 and for the period from September 1, 2022 (inception) to December 31, 2022 (collectively, the "Annual Financial Statements"). The Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board.

Unless otherwise indicated in this Annual Report, all references to: "fiscal 2022" are to the 12-month period ended December 31, 2022; "fiscal 2021" are to the 12-month period ended December 31, 2021; and "fiscal 2020" are to the 12-month period ended December 31, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company's current views with respect to, among other things, its capital resources, performance and results of operations. Likewise, all of the Company's statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Annual Report reflect the Company's current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Annual Report contains forward-looking statements pertaining to the consolidated capitalization of the Company; the anticipated timing of ratification of the Company's incentive plans; the number of Common Shares to be issued pursuant to the Legacy Share Option Plan (as defined below) and the Legacy Share Award Plan (as defined below); the executive compensation of the Company's executive officers; expectations relating to resource potential and the potential to add reserves; expectations relating to pipeline and facility expansions and growth of production and the anticipated timing thereof; and expectations relating to the Company's carbon capture and storage program (the "CCS Program") and the timing of same.

The Company does not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  general economic uncertainty;
  the effects of the COVID-19 pandemic;
  the volatility of currency exchange rates;
  the Company's ability to obtain and maintain financing arrangements on attractive terms;
  the Company's ability to manage growth;
  the Company's ability to maintain the listing of the Company's Class A common shares (the "Common Shares") or the warrants to acquire one Common Share (the "Warrants") on the Nasdaq, the Toronto Stock Exchange ("TSX") or any other national exchange;
  risks related to the rollout of the Company's business and expansion strategy;
  the effects of competition on the Company's future business;
  potential disruption in the Company's employee retention as a result of the Business Combination;

  the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which the Company operates or will operate in the future;
  the Company's ability to reduce its greenhouse gas emissions with a target of net zero by 2030 and the anticipated timing thereof;
  the Company's ability to be free cash flow positive by 2024 and the anticipated timing and benefits therefrom;
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
  factors affecting the duration of contracts and the actual amount of downtime;
  factors that reduce applicable dayrates, operating hazards and delays;
  international, national or local economic, social or political conditions that could adversely affect the Company and its business;
  the effectiveness of the Company's internal controls and its corporate policies and procedures;
  changes in personnel and availability of qualified personnel;
  environmental uncertainties and risks related to adverse weather conditions and natural disasters;
  potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by the Company subsequent to the Business Combination;
  the limited experience of certain members of the Company's management team in operating a public company in the United States;
  the volatility of the market price and liquidity of the Common Shares and the Warrants;
  risks relating to any unforeseen liabilities of the Company;
  the tax treatment of the Common Shares in the United States and Canada;
  declines in oil or natural gas prices;
  inaccuracies of reserve estimates or assumptions underlying them;
  revisions to reserve estimates as a result of changes in commodity prices;
  international, federal, provincial and local initiatives relating to the regulation of hydraulic fracturing;
  failure of assets to yield oil or gas in commercially viable quantities;
  the ability to expand pipeline and facility capacity and grow production;
  failure of the CCS Program;
  the costs associated with the CCS Program;
  uninsured or underinsured losses resulting from oil and gas operations;
  inability to access oil and gas markets due to market conditions or operational impediments;
  the impact and costs of compliance with laws and regulations governing oil and gas operations;

  the ability to replace oil and natural gas reserves;
  the approval of construction and sequestration activity from the Alberta Department of Energy;
  the results of the testing of an acid injection well;
  failure to obtain lender consent, when necessary;
  geological, technical, drilling and processing problems and other difficulties in producing reserves;
  failure to realize anticipated benefits of acquisitions and the development of reserves;
  failure to obtain industry partner and other third-party consents and approvals, when required; and
  the need to obtain required approvals from regulatory authorities.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements are inherently uncertain. Estimates such as expected revenue, production, operating expenses, transportation expenses, EBITDA, general and administrative expenses, cash interest and financing expense, cash taxes, capital expenditures, free cash flow, net debt, reserves and other measures are preliminary in nature. There can be no assurance that the forward-looking statements will prove to be accurate and reliance should not be placed on these estimates in making your investment decision with respect to our Securities (as defined below).

The forward-looking statements contained herein are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause the Company's future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see the section entitled "Risk Factors." There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. While such forward-looking statements reflect the Company's good faith beliefs, they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Annual Report, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to the Company's Business and the Exploration and Production Industry

The Company's future performance may be affected by the financial, operational, environmental and safety risks associated with the exploration, development and production of oil and natural gas.

Oil and natural gas operations involve many risks. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, the Company's existing reserves, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the Company's reserves will depend on both the ability of the Company to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. The Company may not be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisitions, participation or pricing conditions make potential acquisitions or participation uneconomic. The Company may not discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells or from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not ensure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. It is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment and cause personal injury or threaten wildlife. An unintentional leak of sour gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.

Oil and natural gas production operations are also subject to geological and seismic risks, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The prices of crude oil, natural gas liquids ("NGLs") and natural gas are volatile, outside of the Company's control and affect its revenues, profitability, cash flows and future rate of growth.

The Company's revenues, profitability, cash flows and future rate of growth are highly dependent on commodity prices. Commodity prices may fluctuate widely in response to relatively minor changes in the supply of and demand for crude oil, NGLs and natural gas, market uncertainty and a variety of additional factors that are beyond the Company's control, such as:

  domestic and global supply of and demand for crude oil, NGLs and natural gas, as impacted by economic factors that affect gross domestic product growth rates of countries around the world, including impacts from international trade, pandemics and related concerns;
  market expectations with respect to future supply of crude oil, NGLs and natural gas demand and price changes;
  global crude oil, NGLs and natural gas inventory levels;
  volatility and trading patterns in the commodity-futures markets;
  the proximity, capacity, cost and availability of pipelines and other transportation facilities;
  the capacity of refiners to utilize available supplies of crude oil and condensate;
  weather conditions affecting supply and demand;
  overall domestic and global political and economic conditions;
  actions of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;
  fluctuations in the value of the U.S. dollar;
  the price and quantity of crude oil, NGLs and liquid natural gas ("LNG") imports to and exports from the U.S. and other countries;
  the development of new hydrocarbon exploration, production and transportation methods of technological advancements in existing methods, including hydraulic fracturing;
  capital investments by oil and gas companies relating to the exploration, development and production of hydrocarbons;
  social attitudes or policies affecting energy consumption and energy supply;
  domestic and foreign governmental regulations, including environmental regulations, climate change regulations and applicable tax regulations;
  shareholder activism or activities by non-governmental organizations to limit certain sources of capital for the energy sector or restrict the exploration, development and production of crude oil and natural gas; and
  the effect of energy conservation efforts and the price, availability and acceptance of alternative energies, including renewable energy.

Commodity prices have historically been, and continue to be, extremely volatile. The Company expects this volatility to continue. The Company makes price assumptions that are used for planning purposes, and a significant portion of its cash outlays, including capital and transportation commitments, are largely fixed in nature. Accordingly, if commodity prices are below the expectations on which these commitments were based, the Company's financial results are likely to be adversely affected because these cash outlays are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in commodity prices. The Company's risk management arrangements will not fully mitigate the effects of price volatility.

Significant or extended price declines could also materially and adversely affect the amount of crude oil, NGLs and natural gas that the Company can economically produce, require the Company to make significant downward adjustments to its reserve estimates or result in the deferral or cancellation of the Company's growth projects. A reduction in production could also result in a shortfall in expected cash flows and require the Company to reduce capital spending or borrow funds or access the capital markets to cover any such shortfall. Any of these factors could negatively affect the Company's ability to replace its production and its future rate of growth.

The Company's financial condition is substantially dependent on, and highly sensitive to, the prevailing prices of crude oil and natural gas. Low prices for crude oil and natural gas produced by the Company could have a material adverse effect on the Company's operations, financial condition and the value and amount of the Company's reserves.

Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company's control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, the condition of the Canadian, United States, European and Asian economies, government regulation, political stability in the Middle East and elsewhere, the supply of crude oil in North America and internationally, the ability to secure adequate transportation for products, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by the Company are affected primarily in North America by supply and demand, weather conditions, industrial demand, prices of alternate sources of energy and developments related to the market for liquefied natural gas. All of these factors are beyond the Company's control and can result in a high degree of price volatility. Fluctuations in currency exchange rates further compound this volatility when commodity prices, which are generally set in U.S. dollars, are stated in Canadian dollars.

The Company's financial performance also depends on revenues from the sale of commodities which differ in quality and location from underlying commodity prices quoted on financial exchanges. Of particular importance are the price differentials between the Company's light/medium oil and heavy oil (in particular the light/heavy differential) and quoted market prices. Not only are these discounts influenced by regional supply and demand factors, they are also influenced by other factors such as transportation costs, capacity and interruptions, refining demand, the availability and cost of diluents used to blend and transport product and the quality of the oil produced, all of which are beyond the Company's control. In addition, there is not sufficient pipeline capacity for Canadian crude oil to access the American refinery complex or tidewater to access world markets and the availability of additional transport capacity via rail is more expensive and variable; therefore, the price for Canadian crude oil is very sensitive to pipeline and refinery outages, which contributes to this volatility.

Decreases to or prolonged periods of low commodity prices, particularly for oil, may negatively impact the Company's ability to meet guidance targets, maintain the Company's business and meet all of the Company's financial obligations as they come due. It could also result in the shut-in of currently producing wells without an equivalent decrease in expenses due to fixed costs, a delay or cancellation of existing or future drilling, development or construction programs, un-utilized long-term transportation commitments and a reduction in the value and amount of the Company's reserves.

The Company conducts assessments of the carrying value of the Company's assets in accordance with International Financial Reporting Standards ("IFRS"). If crude oil and natural gas forecast prices decline, the carrying value of the Company's assets could be subject to downward revisions and the Company's net earnings could be adversely affected.

Adverse general economic, business and industry conditions could have a material adverse effect on the Company's results of operations and cash flow.

The demand for energy, including crude oil, NGLs and natural gas, is generally linked to broad-based economic activities. If there is a slowdown in economic growth, an economic downturn or recession or other adverse economic or political development in the US, Europe, or Asia, there could be a significant adverse effect on global financial markets and commodity prices. In addition, hostilities in the Middle East and Ukraine and the occurrence or threat of terrorist attacks in the U.S. or other countries could adversely affect the global economy. Global or national health concerns, including the outbreak of pandemic or contagious diseases, such as COVID-19 (coronavirus), may adversely affect the Company by (i) reducing global economic activity thereby resulting in lower demand for crude oil, NGL and natural gas, (ii) impairing its supply chain, for example, by limiting the manufacturing of materials or the supply of goods and services used in the Company's operations, and (iii) affecting the health of its workforce, rendering employees unable to work or travel. These and other factors that affect the demand for crude oil, NGLs and natural gas, and the Company's business and industry, could ultimately have an adverse impact on the Company's results of operations and cash flows.

Various factors may adversely impact the marketability of oil and natural gas, affecting net production revenue, production volumes and development and exploration activities.

The Company's ability to market its oil and natural gas may depend upon its ability to acquire capacity in pipelines that deliver oil, NGLs and natural gas to commercial markets or contract for the delivery of oil and NGLs by rail. Numerous factors beyond the Company's control do, and will continue to, affect the marketability and price of oil and natural gas acquired, produced, or discovered by the Company, including:

  deliverability uncertainties related to the distance the Company's reserves are from pipelines, railway lines and processing and storage facilities;
  operational problems affecting pipelines, railway lines and processing and storage facilities; and
  government regulation relating to prices, taxes, royalties, land tenure, allowable production and the export of oil and natural gas.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic and political conditions in the United States, Canada, Europe, China and emerging markets, the actions of OPEC, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. Oil prices are expected to remain volatile as a result of global excess supply due to the increased growth of shale oil production in the United States, the decline in global demand for exported crude oil commodities, OPEC's recent decisions pertaining to the oil production of OPEC member countries, and non-OPEC member countries' decisions on production levels, among other factors. A material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value and amount of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices.

All these factors could result in a material decrease in the Company's net production revenue and a reduction in its oil and natural gas production, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Oil and natural gas prices may be volatile for a variety of reasons including market uncertainties over the supply and demand of these commodities due to the current state of the world economies, the ongoing COVID-19 pandemic, OPEC actions, political uncertainties, sanctions imposed on certain oil producing nations by other countries and conflicts in Ukraine and the Middle East. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. A material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for, and project the return on, acquisitions and development and exploitation projects.

The anticipated benefits of acquisitions may not be achieved and the Company may dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions.

The Company considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses and assets may require substantial management effort, time and resources, diverting management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided by third parties and the resources required to provide such services. In this regard, non-core assets may be periodically disposed of so the Company can focus its efforts and resources more efficiently. Depending on the market conditions for such non-core assets, certain non-core assets of the Company may realize less on disposition than their carrying value on the financial statements of the Company.

The Company's business may be adversely affected by political and social events and decisions made in Canada.

The Company's results can be adversely impacted by political, legal, or regulatory developments in Canada that affect local operations and local and international markets. Changes in government, government policy or regulations, changes in law or interpretation of settled law, third-party opposition to industrial activity generally or projects specifically, and duration of regulatory reviews could impact the Company's existing operations and planned projects. This includes actions by regulators or political actors to delay or deny necessary licenses and permits for the Company's activities or restrict the operation of third-party infrastructure that the Company relies on. Additionally, changes in environmental regulations, assessment processes or other laws, and increasing and expanding stakeholder consultation (including Indigenous stakeholders), may increase the cost of compliance or reduce or delay available business opportunities and adversely impact the Company's results.

Other government and political factors that could adversely affect the Company's financial results include increases in taxes or government royalty rates (including retroactive claims) and changes in trade policies and agreements. Further, the adoption of regulations mandating efficiency standards, and the use of alternative fuels or uncompetitive fuel components could affect the Company's operations. Many governments are providing tax advantages and other subsidies to support alternative energy sources or are mandating the use of specific fuels or technologies. Governments and others are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, and the success of these initiatives may decrease demand for the Company's products.

A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the oil and natural gas industry including the balance between economic development and environmental policy. The oil and natural gas industry has become an increasingly politically polarizing topic in Canada, which has resulted in a rise in civil disobedience surrounding oil and natural gas development-particularly with respect to infrastructure projects. Protests, blockades and demonstrations have the potential to delay and disrupt the Company's activities.

Global political events may adversely affect commodity prices which in turn affect the Company's cash flow.

Political events throughout the world that cause disruptions in the supply of oil continuously affect the marketability and price of oil and natural gas acquired or discovered by the Company. Conflicts, or conversely peaceful developments, arising outside of Canada, including changes in political regimes or the parties in power, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and result in a reduction of the Company's net production revenue.

The Company's properties may be subject to terrorist attack or actions by non-governmental agencies.

In addition to the risks outlined above related to geopolitical developments, the Company's oil and natural gas properties, wells and facilities could be subject to a terrorist attack, physical sabotage or public opposition. Such public opposition could expose the Company to the risk of higher costs, delays or even project cancellations due to increased pressure on governments and regulators by special interest groups including Indigenous groups, landowners, environmental interest groups (including those opposed to oil and natural gas production operations) and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support from the federal, provincial or municipal governments, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses, and direct legal challenges, including the possibility of climate-related litigation. The Company may not be able to satisfy the concerns of the special interest groups and non-governmental organizations and attempting to address such concerns may require the Company to incur significant and unanticipated capital and operating expenditures. If any of the Company's properties, wells or facilities are the subject of terrorist attack or sabotage, it may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The Company does not have insurance to protect against such risks.

The COVID-19 pandemic continues to cause disruptions in economic activity in Canada and internationally and impact demand for oil, natural gas liquids and natural gas.

In March 2020, the World Health Organization declared COVID-19 a global pandemic, prompting many countries around the world to close international borders and order the closure of institutions and businesses deemed non-essential. This resulted in a swift and significant reduction in economic activity in Canada and internationally along with a sudden drop in demand for oil, liquids and natural gas. Since 2020, oil prices have largely recovered from their historic lows, but price support from future demand remains uncertain as countries experience varying degrees of virus outbreak and newly emerging virus variants following efforts to re-open local economies and international borders. Low commodity prices resulting from reduced demand associated with the impact of COVID-19 has had, and may continue to have, a negative impact on the Company's operational results and financial condition. Low prices for oil, liquids and natural gas will reduce the Company's funds from operations, and impact the Company's level of capital investment and may result in the reduction of production at certain producing properties.

The effects of COVID-19 may also include disruptions to production operations, access to materials and services, increased employee absenteeism from illness, and temporary closures of the Company's facilities.

The extent to which the Company's operational and financial results continue to be affected by COVID-19 will depend on various factors and consequences beyond its control such as the duration and scope of the pandemic; additional actions taken by business and government in response to the pandemic, and the speed and effectiveness of responses to combat the virus. Additionally, COVID-19 and its effect on local and global economic conditions stemming from the pandemic could also aggravate the other risk factors identified herein, the extent of which is not yet known.

The successful operation of a portion of the Company's properties is dependent on third parties.

Other companies operate some of the assets in which the Company has an interest. The Company has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance. The Company's return on assets operated by others depends upon a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

In addition, due to volatile commodity prices, many companies, including companies that may operate some of the assets in which the Company has an interest, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which the Company has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Company may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators or recovering amounts owing to the Company from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse effect on the Company's financial and operational results.

The Company relies on surface and groundwater licenses, which, if rescinded or the conditions of which are amended, could disrupt its business and have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company relies on access to both surface and groundwater, which is obtained under government licenses, to provide the substantial quantities of water required for certain of its operations. The licenses to withdraw water may be rescinded and additional conditions may be added to these licenses. Further, the Company may have to pay increased fees for the use of water in the future and any such fees may be uneconomic. Finally, new projects or the expansion of existing projects may be dependent on securing licenses for additional water withdrawal, and these licenses may be granted on terms not favorable to the Company, or at all, and such additional water may not be available to divert under such licenses. Any prolonged droughts in the Grande Prairie area could result in the Company's surface and groundwater licenses being subject to additional conditions or recission. The Company's inability to secure surface and groundwater licenses in the future and any amendment to or recissions of, its current licenses may disrupt its business and have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company may have to pay certain costs associated with abandonment and reclamation.

The Company will need to comply with the terms and conditions of environmental and regulatory approvals and all legislation regarding the abandonment of its projects and reclamation of the project lands at the end of their economic life, which may result in substantial abandonment and reclamation costs. Any failure to comply with the terms and conditions of the Company's approvals and legislation may result in the imposition of fines and penalties, which may be material. Generally, abandonment and reclamation costs are substantial and, while the Company accrues a reserve in its financial statements for such costs in accordance with IFRS, such accruals may be insufficient.

It is not possible at this time to estimate abandonment and reclamation costs reliably since they will, in part, depend on future regulatory requirements. In addition, in the future, the Company may determine it prudent or be required by applicable laws, regulations or regulatory approvals to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs. If the Company establishes a reclamation fund, its liquidity and cash flow may be adversely affected.

Alberta has developed liability management programs designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines if a licensee or permit holder is unable to satisfy its regulatory obligations. The implementation of or changes to the requirements of liability management programs may result in significant increases to the security that must be posted by licensees, increased and more frequent financial disclosure obligations or may result in the denial of license or permit transfers, which could impact the availability of capital to be spent by such licensees which could in turn materially adversely affect the Company's business and financial condition. In addition, these liability management programs may prevent or interfere with a licensee's ability to acquire or dispose of assets, as both the vendor and the purchaser of oil and natural gas assets must be in compliance with the liability management programs (both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets.

Due to the geographical concentration of the Company's assets, the Company may be disproportionately impacted by delays or interruptions in the regions in which it operates.

The Company's properties and production are focused in the Gold Creek, Karr and Simonette areas of Alberta. As a result, the Company may be disproportionately exposed to the impact of delays or interruptions of production caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, plant closures for scheduled maintenance or interruption of transportation of oil or natural gas produced from the wells in these areas. In addition, the effect of fluctuations on supply and demand may become more pronounced within the specific geographic oil and gas producing areas in which the Company's properties are located, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions on the Company. Due to the concentrated nature of the Company's portfolio of properties, a number of the Company's properties could experience one or more of the same conditions at the same time, resulting in a relatively greater impact on the Company's results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on the operating results and financial condition of the Company.

The success of the Company's operations may be negatively impacted by factors outside of its control resulting in operational delays and cost overruns.

The Company manages a variety of small and large projects in the conduct of its business. Project interruptions may delay expected revenues from operations. Significant project cost overruns could make a project uneconomic. The Company's ability to execute projects and to market oil and natural gas depends upon numerous factors beyond the Company's control, including:

  availability of processing capacity;
  availability and proximity of pipeline capacity;
  availability of storage capacity;
  availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing and waterfloods or the Company's ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;
  effects of inclement and severe weather events, including fire, drought and flooding;
  availability of drilling and related equipment;
  unexpected cost increases;
  accidental events;
  currency fluctuations;
  regulatory changes;
  availability and productivity of skilled labor; and

  regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, the Company could be unable to execute projects on time, on budget, or at all and may be unable to market the oil and natural gas that it produces effectively.

Lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems and railway lines may have a negative impact on the Company's ability to produce and sell its oil and natural gas.

The Company delivers its products through gathering and processing facilities, pipeline systems and, may in certain circumstances, deliver by truck and rail. The amount of oil and natural gas that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems, trucking and railway lines. The lack of availability of capacity in any of the gathering and processing facilities, pipeline systems and railway lines could result in the Company's inability to realize the full economic potential of its production or in a reduction of the price offered for the Company's production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to transport produced oil and gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Company's production, operations and financial results.

A portion of the Company's production may, from time to time, be processed through facilities owned by third parties and over which the Company does not have control. From time to time, these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a material adverse effect on the Company's ability to process its production and deliver the same to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of particular shippers.

The Company competes with other oil and natural gas companies, some of which have greater financial and operational resources.

The petroleum industry is competitive in all of its phases. The Company competes with numerous other entities in the exploration, development, production and marketing of oil and natural gas. The Company's competitors include oil and natural gas companies that may have substantially greater financial resources, staff and facilities than those of the Company. Some of these companies not only explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than the Company. The Company's ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price, process, and reliability of delivery and storage.

The Company also faces competition from companies that supply alternative resources of energy, such as wind or solar power. Other factors that could affect competition in the marketplace include additional discoveries of hydrocarbon reserves by the Company's competitors, changes in the cost of production, and political and economic factors and other factors outside of the Company's control.

The petroleum industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies that may increase the viability of reserves or reduce production costs. Other companies may have greater financial, technical and personnel resources that allow them to implement and benefit from such technological advantages. The Company may not be able to respond to such competitive pressures and implement such technologies on a timely basis, or at an acceptable cost. If the Company does implement such technologies, the Company may not do so successfully. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. If the Company is unable to utilize the most advanced commercially available technology, or is unsuccessful in implementing certain technologies, its business, financial condition and results of operations could also be adversely affected in a material way.

Changes to the demand for oil and natural gas products and the rise of petroleum alternatives may negatively affect the Company's financial condition, results of operations and cash flow.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation systems could reduce the demand for oil, natural gas and liquid hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of hydrocarbons and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. Advancements in energy efficient products have a similar effect on the demand for oil and natural gas products. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company's business, financial condition, results of operations and cash flow by decreasing the Company's profitability, increasing its costs, limiting its access to capital and decreasing the value of its assets.

Modification to current, or implementation of additional, regulations may reduce the demand for oil and natural gas and/or increase the Company's costs and/or delay planned operations.

The oil and gas industry in Canada is a regulated industry. Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including exploration, development, production, pricing, marketing and transportation). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of oil and natural gas. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas and increase the Company's costs, either of which may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Further, the ongoing third party challenges to regulatory decisions or orders has reduced the efficiency of the regulatory regime, as the implementation of the decisions and orders has been delayed resulting in uncertainty and interruption to business of the oil and natural gas industry.

In order to conduct oil and natural gas operations, the Company will require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities at the municipal, provincial and federal level. The Company may not be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. In addition, certain federal legislation such as the Competition Act and the Investment Canada Act could negatively affect the Company's business, financial condition and the market value of its securities or its assets, particularly when undertaking, or attempting to undertake, acquisition or disposition activity.

Changes to royalty regimes may negatively impact the Company's cash flows.

The governments in Canada may adopt new royalty regimes, or modify the existing royalty regimes, which may have an impact on the economics of the Company's projects. An increase in royalties would reduce the Company's earnings and could make future capital investments, or the Company's operations, less economic.

Implementation of new regulations on hydraulic fracturing may lead to operational delays, increased costs and/or decreased production volumes, adversely affecting the Company's financial position. The Company's operations are dependent upon the availability of water and its ability to dispose of produced water from drilling and production activities.

Hydraulic fracturing involves the injection of water, sand, and small amounts of additives under high pressure into tight rock formations that were previously unproductive to stimulate the production of oil, liquids and natural gas. Concerns about seismic activity, including earthquakes, caused by hydraulic fracturing has resulted in regulatory authorities implementing additional protocols for areas that are prone to seismic activity or completely banning hydraulic fracturing in other areas. Any new laws, regulations, or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third-party or governmental claims, and could increase the Company's costs of compliance and doing business, as well as delay the development of oil, liquids and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions or bans on hydraulic fracturing in the areas where the Company operates could result in the Company being unable to economically recover its oil and gas reserves and reserves, which would result in a significant decrease in the value of the Company's assets.

Water is an essential component of the Company's drilling and hydraulic fracturing processes. Limitations or restrictions on the Company's ability to secure sufficient amounts of water (including limitations resulting from natural causes such as drought), could materially and adversely impact its operations. Severe drought conditions can result in local water authorities taking steps to restrict the use of water in their jurisdiction for drilling and hydraulic fracturing in order to protect the local water supply. If the Company is unable to obtain water to use in its operations from local sources it may need to be obtained from new sources and transported to drilling sites, resulting in increased costs, which could have a material adverse effect on its financial condition, results of operations, and cash flows.

In addition, the Company must dispose of the fluids produced from oil, liquids and natural gas production operations, including produced water, which it does directly or through the use of third-party vendors. The legal requirements related to the disposal of produced water into a non-producing geologic formation by means of underground injection wells are subject to change based on concerns of the public or governmental authorities regarding such disposal activities.

Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated laws and regulations regarding waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by the Company or by commercial disposal well vendors that the Company may use from time to time to dispose of produced water. Increased regulation and attention given to induced seismicity could also lead to greater opposition, including litigation to limit or prohibit oil and natural gas activities utilizing injection wells for produced water disposal. Any one or more of these developments may result in the Company or its vendors having to limit disposal well volumes, disposal rates and pressures or locations, or require the Company or its vendors to shut down or curtail the injection of produced water into disposal wells, which events could have a material adverse effect on the Company's business, financial condition, and results of operations.

Compliance with environmental regulations requires the dedication of a portion of the Company's financial and operational resources.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, the initiation and approval of new oil and natural gas projects restrictions and prohibitions on the spill, release or emission of various substances produced in association with oil and natural gas industry operations, and the generation, storage, transportation, and disposal of hazardous substances and wastes. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. New environmental legislation at the federal and provincial levels may increase uncertainty among oil and natural gas industry participants as the new laws are implemented, and the effects of the new rules and standards are felt in the oil and natural gas industry.

Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Environmental compliance requirements may result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Restrictions on the availability of and access to drilling equipment may impede the Company's exploration and development activities.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) as well as skilled personnel trained to use such equipment in the areas where such activities will be conducted. Demand for such limited equipment, or access restrictions, may affect the availability of such equipment to the Company and may delay exploration and development activities.

Climate change concerns could result in increased operating costs and reduced demand for the Company's products and securities, while the potential physical effects of climate change could disrupt the Company's production and cause it to incur significant costs in preparing for or responding to those effects.

Global climate issues continue to attract public and scientific attention. Numerous reports, including reports from the Intergovernmental Panel on Climate Change, have engendered concern about the impacts of human activity, especially hydrocarbon combustion, on global climate issues. In turn, increasing public, government, and investor attention is being paid to global climate issues and to emissions of greenhouse gases ("GHG"), including emissions of carbon dioxide and methane from the production and use of oil, liquids and natural gas. The majority of countries across the globe, including Canada, have agreed to reduce their carbon emissions in accordance with the Paris Agreement. In addition, during the course of the 2021 United Nations Climate Change Conference in Glasgow, Scotland, Canada's Prime Minister Justin Trudeau made several pledges aimed at reducing Canada's GHG emissions and environmental impact. As discussed below, the Company faces both transition risks and physical risks associated with climate change and climate change policy and regulations.

Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations focused on restricting emissions commonly referred to as GHG emissions and promoting adaptation to climate change and the transition to a low-carbon economy. It is not possible to predict what measures foreign and domestic governments may implement in this regard, nor is it possible to predict the requirements that such measures may impose or when such measures may be implemented. However, international multilateral agreements, the obligations adopted thereunder and legal challenges concerning the adequacy of climate-related policy brought against foreign and domestic governments may accelerate the implementation of these measures. Given the evolving nature of climate change policy and the control of GHG emissions and resulting requirements, including carbon taxes and carbon pricing schemes implemented by varying levels of government, it is expected that current and future climate change regulations will have the effect of increasing the Company's operating expenses, and, in the long-term, potentially reducing the demand for oil, liquids, natural gas and related products, resulting in a decrease in the Company's profitability and a reduction in the value of its assets.

Concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued extraction and development of fossil fuels, which has influenced investors' willingness to invest in the oil and natural gas industry. Historically, political and legal opposition to the fossil fuel industry focused on public opinion and the regulatory process. More recently, however, there has been a movement to more directly hold governments and oil and natural gas companies responsible for climate change through climate litigation. Claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under certain laws or that such energy companies provided misleading disclosure to the public and investors of current or future risks associated with climate change. As a result, individuals, government authorities, or other organizations may make claims against oil and natural gas companies, including the Company, for alleged personal injury, property damage, or other potential liabilities. While the Company is not a party to any such litigation or proceedings, it could be named in actions making similar allegations. An unfavorable ruling in any such case could adversely affect the demand for and price of securities issued by the Company, impact its operations and have an adverse impact on its financial condition.

Given the perceived elevated long-term risks associated with policy development, regulatory changes, public and private legal challenges, or other market developments related to climate change, there have also been efforts in recent years affecting the investment community, including investment advisors, sovereign wealth funds, banks, public pension funds, universities and other institutional investors, promoting direct engagement and dialogue with companies in their portfolios on climate change action (including exercising their voting rights on matters relating to climate change) and increased capital allocation to investments in low-carbon assets and businesses while decreasing the carbon intensity of their portfolios through, among other measures, divestments of companies with high exposure to GHG-intensive operations and products. Certain stakeholders have also pressured insurance providers and commercial and investment banks to reduce or stop financing, and providing insurance coverage to oil and natural gas and related infrastructure businesses and projects. The impact of such efforts require the Company's management to dedicate significant time and resources to these climate change-related concerns, may adversely affect the Company's operations, the demand for and price of the Company's securities and may negatively impact the Company's cost of capital and access to the capital markets.

Emissions, carbon and other regulations impacting climate and climate-related matters are constantly evolving. With respect to environmental, social, governance ("ESG") and climate reporting, the International Sustainability Standards Board has issued an IFRS Sustainability Disclosure Standard with the aim to develop sustainability disclosure standards that are globally consistent, comparable and reliable. If the Company is not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, insurance providers, or other stakeholders, its business and ability to attract and retain skilled employees, obtain regulatory permits, licenses, registrations, approvals, and authorizations from various governmental authorities, and raise capital may be adversely affected.

The direct and indirect costs of various GHG regulations, existing and proposed, may adversely affect the Company's business, operations and financial results, including demand for the Company's products.

The Company's exploration and production facilities and other operations and activities emit GHGs which may require the Company to comply with federal and/or provincial greenhouse gas emissions legislation in Canada. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate its effects. The direct or indirect costs of compliance with GHG related regulations may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The Company's facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions.

Although it is not possible at this time to predict how new laws or regulations in the U.S. and Canada would impact the Company's business, any such future laws, regulations or legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, the Company's equipment and operations could require the Company to incur costs to reduce emissions of GHGs associated with its operations or to purchase emission credits or offsets as well as delays or restrictions in its ability to permit GHG emissions from new or modified sources. The direct or indirect costs of compliance with these regulations may have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. Any such regulations could also increase the cost of consumption, and thereby reduce demand for the oil, condensate and other NGLs and natural gas the Company produces. Given the evolving nature of the discourse related to climate change and the control of GHGs and resulting regulatory requirements, it is not possible to predict with certainty the impact on the Company and its operations and financial condition.

Physical risks associated with climate change may materialize.

Based on the Company's current understanding, the potential physical risks resulting from climate change are long-term in nature and associated with a high degree of uncertainty regarding timing, scope, and severity of potential impacts. Many experts believe global climate change could increase extreme variability in weather patterns such as increased frequency of severe weather, rising mean temperature and sea levels, and long-term changes in precipitation patterns. Extreme hot and cold weather, heavy snowfall, heavy rainfall, and wildfires may restrict the Company's ability to access its properties and cause operational difficulties, including damage to equipment and infrastructure. Extreme weather also increases the risk of personnel injury as a result of dangerous working conditions. Certain of the Company's assets are located in locations that are proximate to forests and rivers and a wildfire or flood may lead to significant downtime and/or damage to the Company's assets or cause disruptions to the production and transport of its products or the delivery of goods and services in its supply chain.

A failure to secure the services and equipment necessary to the Company's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company's financial performance and cash flows.

The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and additional government intervention through stimulus spending or additional regulations. The Company's inability to manage costs may impact project returns and future development decisions, which could have a material adverse effect on its financial performance and cash flows.

The cost or availability of oil and gas field equipment may adversely affect the Company's ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to the Company's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company's financial performance and cash flows.

Oil and natural gas operations are subject to seasonal weather conditions and the Company may experience significant operational delays as a result.

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. In addition, extreme cold weather, heavy snowfall and heavy rainfall may restrict the Company's ability to access its properties and cause operational difficulties. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding decreases in the demand for the goods and services of the Company.

The Company's access to capital may be limited or restricted as a result of factors related and unrelated to it, impacting its ability to conduct future operations and acquire and develop reserves.

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors:

  the overall state of the capital markets;
  the Company's credit rating (if applicable);
  commodity prices;
  interest rates;
  royalty rates;

  tax burden due to currently applicable tax laws and potential changes in tax laws; and
  investor appetite for investments in the energy industry and the Company's securities in particular.

Further, if the Company's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access financing. Debt or equity financing or cash generated by operations may not be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, it may not be on terms acceptable to the Company. The Company may be required to seek additional equity financing on terms that are highly dilutive to existing shareholders. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company may require additional financing, from time to time, to fund the acquisition, exploration and development of properties and its ability to obtain such financing in a timely fashion and on acceptable terms may be negatively impacted by the current economic and global market volatility.

The Company's cash flow from operations may not be sufficient to fund its ongoing activities at all times and, from time to time, the Company may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce its operations. Due to the conditions in the oil and natural gas industry and/or global economic and political volatility, the Company may, from time to time, have restricted access to capital and increased borrowing costs. The current conditions in the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies to access, or the cost of, additional financing.

As a result of global economic and political conditions and the domestic lending landscape, the Company may, from time to time, have restricted access to capital and increased borrowing costs. If the Company's cash flow from operations decreases as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely. In addition, the future development of the Company's properties may require additional financing and such financing may not be available or, if available, may not be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Defects in the title or rights to produce the Company's properties may result in a financial loss.

The Company's actual title to and interest in its properties, and its right to produce and sell the oil and natural gas therefrom, may vary from the Company's records. In addition, there may be valid legal challenges or legislative changes that affect the Company's title to and right to produce from its oil and natural gas properties, which could impair the Company's activities and result in a reduction of the revenue received by the Company.

If a defect exists in the chain of title or in the Company's right to produce, or a legal challenge or legislative change arises, it is possible that the Company may lose all, or a portion of, the properties to which the title defect relates and/or its right to produce from such properties. This may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company's estimated reserves are based on numerous factors and assumptions which may prove incorrect and which may affect the Company.

There are numerous uncertainties inherent in estimating reserves and the future cash flows attributed to such reserves. The reserves and associated cash flow information set forth in this document are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves (including the breakdown of reserves by product type) and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as:

  historical production from properties;
  production rates;

  ultimate reserve recovery;
  timing and amount of capital expenditures;
  marketability of oil and natural gas;
  royalty rates; and
  the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).

For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates and such variations could be material.

The estimation of proved reserves that may be developed and produced in the future is often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

Actual production and cash flows derived from the Company's oil and natural gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities the Company intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom and contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and, except as may be specifically stated, has not been updated and therefore does not reflect changes in the Company's reserves since that date.

Risk management activities expose the Company to the risk of financial loss and counter-party risk.

From time to time, the Company may enter into physical or financial agreements to receive fixed prices on its crude oil and natural gas production intended to mitigate the effect of commodity price volatility and to support the Company's capital budgeting and expenditure plans. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's risk management arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

  production falls short of the contracted volumes or prices fall significantly lower than projected;
  there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the arrangement;
  counterparties to the arrangements or other price risk management contracts fail to perform under those arrangements; or
  a sudden unexpected event materially impacts crude oil and natural gas prices.

On the other hand, failure to protect against decline in commodity prices exposes the Company to reduced liquidity when prices decline. A sustained lower commodity price environment would result in lower realized prices for unprotected volumes and reduce the prices at which the Company would enter into derivative contracts on future volumes. This could make such transactions unattractive, and, as a result, some or all of the Company's forecasted production volumes may not be protected by derivative arrangements.

Similarly, from time to time, the Company may enter into agreements to fix the exchange rate of Canadian to U.S. dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Company will not benefit from the fluctuating exchange rate.

Not all risks of conducting oil and natural gas opportunities are insurable and the occurrence of an uninsurable event may have a materially adverse effect on the Company.

The Company's involvement in the exploration for and development of oil and natural gas properties may result in the Company becoming subject to liability for pollution, blowouts, leaks of sour gas, property damage, personal injury or other hazards. Although the Company maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the Company to decide to reduce or possibly eliminate coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the Company's overall risk exposure could be increased and the Company could incur significant costs.

The Company relies on its reputation to continue its operations and to attract and retain investors and employees.

Oil and gas development receives significant political, media and activist commentary on the subjects of GHG emissions, pipeline transportation, water usage, harm to aboriginal communities, hydraulic fracturing and potential for environmental damage. Public concerns regarding such issues may directly or indirectly harm the Company's operations and profitability in a number of ways, including by: (i) creating significant regulatory uncertainty that could challenge the economic modeling of future development; (ii) motivating extraordinary environmental regulation by governmental authorities that could result in changes to facility design and operating requirements, thereby increasing the cost of construction, operation and abandonment; (iii) imposing restrictions on hydraulic fracturing that could reduce the amount of crude oil and natural gas that the Company is ultimately able to produce from its reserves; and (iv) resulting in proposed pipelines not being able to receive the necessary permits and approvals, which, in turn may limit the market for the Company's crude oil and natural gas and reduce its price. Concerns over these issues may also harm the Company's corporate reputation and limit its ability to access land and joint venture opportunities.

The Company's business, operations or financial condition may be negatively impacted as a result of any negative public opinion towards the Company or as a result of any negative sentiment toward, or in respect of, the Company's reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups' negative portrayal of the industry in which the Company operates as well as their opposition to certain oil and natural gas projects. Potential impacts of negative public opinion or reputational issues may include delays or interruptions in operations, legal or regulatory actions or challenges, blockades, increased regulatory oversight, reduced support for, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses and increased costs and/or cost overruns. The Company's reputation and public opinion could also be impacted by the actions and activities of other companies operating in the oil and natural gas industry, particularly other producers, over which the Company has no control. Similarly, the Company's reputation could be impacted by negative publicity related to loss of life, injury or damage to property and environmental damage caused by the Company's operations. In addition, if the Company develops a reputation of having an unsafe work site, it may impact the ability of the Company to attract and retain the necessary skilled employees and consultants to operate its business. Opposition from special interest groups opposed to oil and natural gas development and the possibility of climate-related litigation against governments and hydrocarbon companies may impact the Company's reputation.

Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, regulatory and legal risks, among others, must all be managed effectively to safeguard the Company's reputation. Damage to the Company's reputation could result in negative investor sentiment towards the Company, which may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Company's securities.

Changing investor sentiment towards the oil and natural gas industry may impact the Company's access to, and cost of, capital.

A number of factors, including the effects of the use of hydrocarbons on climate change, the impact of oil and natural gas operations on the environment, environmental damage relating to spills of petroleum products during production and transportation and Indigenous rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail and governmental investors have announced that they no longer are willing to fund or invest in oil and natural gas properties or companies, or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Company's board of directors (the "Board"), management and employees of the Company. Failing to implement the policies and practices, as requested by institutional investors, may result in such investors reducing their investment in the Company, or not investing in the Company at all. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry and more specifically, the Company, may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Company's securities even if the Company's operating results, underlying asset values or prospects have not changed.

Opposition by Indigenous groups to the conduct of the Company's operations, development or exploratory activities may negatively impact the Company.

Opposition by Indigenous groups to the conduct of the Company's operations, development or exploratory activities may negatively impact it in terms of public perception, diversion of management's time and resources, legal and other advisory expenses, and could adversely impact the Company's progress and ability to explore and develop properties.

Some Indigenous groups have established or asserted treaty, Aboriginal title and Aboriginal rights to portions of Canada. Although there are no specific Aboriginal or treaty rights claims on lands where the Company operates, there is no certainty that any lands currently unaffected by claims brought by Indigenous groups will remain unaffected by future claims. Such claims, if successful, could have a material adverse impact on its operations or pace of growth.

The Canadian federal and provincial governments have a duty to consult with Aboriginal people when contemplating actions that may adversely affect the asserted or proven Aboriginal or treaty rights and, in certain circumstances, accommodate their concerns. The scope of the duty to consult by federal and provincial governments varies with the circumstances and is often the subject of ongoing litigation. The fulfillment of the duty to consult Aboriginal people and any associated accommodations may adversely affect the Company's ability to, or increase the timeline to, obtain or renew, permits, leases, licenses and other approvals, or to meet the terms and conditions of those approvals.

In addition, the federal government has introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples ("UNDRIP"). Other Canadian jurisdictions have also introduced or passed similar legislation, or begun considering the principles and objectives of UNDRIP, or may do so in the future. The means and timelines associated with UNDRIP's implementation by government is uncertain; additional processes may be created or legislation amended or introduced associated with project development and operations, further increasing uncertainty with respect to project regulatory approval timelines and requirements.

An inability to recruit and retain a skilled workforce and key personnel may negatively impact the Company.

The operations and management of the Company require the recruitment and retention of a skilled workforce, including engineers, technical personnel and other professionals. The loss of key members of such workforce, or a substantial portion of the workforce as a whole, could result in the failure to implement the Company's business plans which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Competition for qualified personnel in the oil and natural gas industry is intense and the Company may not be able to continue to attract and retain all personnel necessary for the development and operation of its business. The Company does not have any key personnel insurance in effect. Contributions of the existing management team to the immediate and near term operations of the Company are likely to be of central importance. In addition, certain of the Company's current employees may have significant institutional knowledge that must be transferred to other employees prior to their departure from the workforce. If the Company is unable to: (i) retain current employees; (ii) successfully complete effective knowledge transfers; and/or (iii) recruit new employees with the requisite knowledge and experience, the Company could be negatively impacted. In addition, the Company could experience increased costs to retain and recruit these professionals.

The Company's operations are subject to various laws and governmental regulations which require compliance that can be burdensome and expensive and may expose the Company's operations to significant delays, costs and liabilities.

The Company's oil, condensate and other NGLs and natural gas operations are subject to various federal, provincial and local governmental regulations that may be changed from time to time. Matters subject to regulation include the requirements surrounding facility and lease construction, discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil, condensate and other NGLs and natural gas wells below actual production capacity to conserve supplies of oil, condensate and other NGLs and natural gas. In addition, the production, handling, storage, transportation, remediation, emission and disposal of oil, condensate and other NGLs and natural gas, by-products thereof and other substances and materials produced or used in connection with oil, condensate and other NGLs and natural gas operations are subject to regulation under federal, provincial and local laws and regulations primarily relating to protection of human health and the environment.

These laws and regulations are complex, change frequently and have tended to become increasingly stringent over time. A failure to comply with these laws and regulations may result in the assessment of administrative, regulatory, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, the suspension or revocation of necessary permits, licenses and authorizations, the requirement that additional pollution controls be installed and, in some instances, issuance of orders or injunctions limiting or requiring discontinuation of certain operations. Moreover, these laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and solid waste management. The Company may incur significant expenditures and experience delays in order to maintain compliance with governmental laws and regulations applicable to it. Failure to comply with such laws and regulations could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Under certain environmental laws that impose strict as well as joint and several liability, the Company may be required to remediate contaminated properties currently or formerly operated by the Company or facilities of third parties that received waste generated by the Company's operations regardless of whether such contamination resulted from the conduct of others or from consequences of the Company's own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of the Company's operations. In addition, the risk of accidental spills or releases from the Company's operations could expose it to significant liabilities under environmental laws. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the oil and natural gas industry is likely to continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, the Company's business, financial conditions, results of operations and prospects could be materially adversely affected.

The Company has not established a separate reserve fund for the purpose of funding its estimated future environmental, including reclamation and abandonment, obligations. As a result, the Company may not be able to satisfy these obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of the Company's cash flow from operations or from its other sources of available funding. If the Company is unable to fully fund the cost of remedying an environmental obligation, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have an adverse effect on the Company's financial condition and results of operations.

Oil and natural gas companies operating in Alberta are subject to significant regulation with respect to their employees' health and safety. Companies are required to self-report accidents and infractions, and regular and random audits of operations are also part of the regulatory process. Previous violations of the same requirement are taken into account when assessing penalties and subsequent behavior may be subjected to escalating levels of oversight and loss of operating freedom. Non-compliance with regulations may in the future result in suspension or closure of the Company's operations or the imposition of other penalties against the Company.

Restrictions on operational activities intended to protect certain species of wildlife may adversely affect the Company's ability to conduct drilling and other operational activities in some of the areas where it operates.

Oil, condensate and other NGLs and natural gas operations in the Company's operating areas can be adversely affected by seasonal or permanent restrictions on construction, drilling and well completions activities designed to protect various wildlife. Seasonal restrictions may limit the Company's ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling and completions activities are allowed. These constraints and the resulting shortages or high costs could delay the Company's operations and materially increase the Company's operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit development in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species as threatened or endangered in areas where the Company operates could cause the Company to incur increased costs arising from species protection measures or could result in limitations on the Company's exploration and production activities that could have an adverse impact on the Company's ability to develop and produce its reserves.

Risks Related to the Company's CCS Program

The Company is subject to CCS industry risk, including risk that the industry in which the Company operates may not develop at sufficient speed.

The Company is subject to various market specific risks related to the carbon capture and storage ("CCS") industry, as further outlined below, and should these risks materialize they may have a material adverse effect on the Company.

The CCS industry risks materializing in respect of a slow ramp-up of CCS in the global market, reduced or delayed CO2 tax and incentive increases, and/or uncertainty in respect of availability of supplier base, supplier capacity and logistical, and supply chain challenges in new market conditions may have a negative impact on the Company's operations and development.

Evolving climate targets and stronger investment incentives are expected to add momentum to the CCS industry; however, should such favorable regulatory policies and financial support no longer be available or be reduced, such change(s) may have an adverse effect on development of the industry in which the Company operates, which in turn may have an adverse effect on the Company's ability to expand its operations and ultimately on the Company's financial position and results. The speed of the transition into a low-carbon economy will also affect the realization of carbon capture projects and governmental support and environmental regulation are key factors that will influence the speed of this transition.

The Company intends to derive revenue from the sale of environmental attributes including emission performance credits, emission offset credits, and other instruments created by governments to represent a price on carbon. The Company expects to sell these instruments in the open market and the price received is therefore subject to typical market risks including supply, demand and general lack of available markets and liquidity.

The Company may not be able to successfully implement its CCS cost reduction strategies or achieve its forecasted CCS cost reductions.

In order for CCS to remain a competitive alternative, it is necessary to reduce CCS costs. Cost reduction is viewed as a key strategic pillar to execute the Company's strategy to improve project economics. Should the Company fail to successfully implement strategies for CCS cost reduction, such failure may have a material adverse effect on the Company's ability to be competitive.

Tax credits or other government policies related to the development and adoption of CCS may not be implemented in the manner that the Company expects, or at all. Even if tax credits or government policies are implemented, the Company may fail to implement its CCS program in a manner that allows it to take advantage of these credits.

The Government of Canada has signaled its intention to introduce a tax credit program to incentivize and reward the development and adoption of CCS. The Company intends to be in a position to take advantage of certain contemplated government policies through its CCS program. However, the Company cannot predict when or if any new government policy will be adopted, promulgated or become effective. The Company expects to incur significant capital expenditures in connection with its CCS program. If tax credits or other government policies related to the development and adoption of CCS are not implemented in the manner that the Company expects, or at all, the Company's business, financial condition, results of operations and prospects could be materially and adversely affected.

Even if tax credits or government policies related to the development and adoption of CCS are implemented, the Company may fail to implement its CCS program in a manner that allows it to take advantage of these credits. The Company's future CCS technology may prove not to be commercially viable, efficient, or operationally effective and efforts to respond to technological innovations may require significant financial investments and resources. Additionally, CCS projects are dependent on prevailing carbon prices. A reduction in prevailing carbon prices could lead to CCS projects not being economical. Failure by the Company to respond to changes in technology and innovations may render the Company's future CCS operations non-competitive and may have a material, negative effect on the Company's results of operations, financial condition and future prospects.

The Company may be materially adversely affected by the inability of the Company to meet its emissions targets.

As discussed elsewhere in this Annual Report, the Company is committed to reducing its Scope 1 and Scope 2 greenhouse gas emissions with a target of net zero by 2030. Any failure by the Company to realize its commitments to achieve this net zero emissions target could lead to adverse press coverage and other adverse public statements affecting the Company. In addition, the ability to comply with some or all of the Company's voluntary commitments may be outside of its control. For example, other companies operate some of the assets in which the Company has an interest. The Company has limited ability to exercise influence over the operation of those assets or their associated costs. Consequently, the Company is at least partially dependent on the actions of these third parties to meet its net zero emissions target. If these third parties do not sufficiently reduce GHG emissions, the Company may not achieve its net zero emissions goal. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims.

Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the Company's reputation, on the morale and performance of the Company's employees and on the Company's relationships with regulators, customers and commercial counterparties. It may also have a negative impact on the Company's ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Relating to the Company's Technology, Intellectual Property and Infrastructure

Unauthorized use of intellectual property may cause the Company to engage in, or be the subject of, litigation.

Due to the rapid development of oil and natural gas technology, in the normal course of the Company's operations, the Company may become involved in, named as a party to, or be the subject of, various legal proceedings in which it is alleged that the Company has infringed, misappropriated or otherwise violated the intellectual property or proprietary rights of others, the Company may also initiate similar claims against third parties if it believes that such parties are infringing, misappropriating or otherwise violating its intellectual property or proprietary rights. The Company's involvement in any intellectual property litigation or legal proceedings could (i) result in significant expense, (ii) adversely affect the development of its assets or intellectual property, or (iii) otherwise divert the efforts of its technical and management personnel, whether or not such litigation or proceeding is resolved in the Company's favor. In the event of an adverse outcome in any such litigation or proceeding, the Company may, among other things, be required to:

  pay substantial damages and/or cease the development, use, sale or importation of processes that infringe or violate upon the intellectual property rights of a third party;
  expend significant resources to develop or acquire the non-infringing intellectual property;
  discontinue processes incorporating the infringing technology; or
  obtain licenses to the non-infringing intellectual property.

However, the Company may not be successful in such development or acquisition of the applicable non-infringing intellectual property, or such licenses may not be available on reasonable terms. In the event of a successful claim of infringement, misappropriation or violation of third party intellectual property rights against the Company and its failure or inability to obtain a license to continue to use the such technology on reasonable terms, the Company's business, prospects, operating results and financial condition could be materially adversely affected.

Breaches of the Company's cyber-security and loss of, or unauthorized access to, data may adversely impact the Company's operations and financial position.

The Company is increasingly dependent upon the availability, capacity, reliability and security of the Company's information technology infrastructure, and the Company's ability to expand and continually update this infrastructure, to conduct daily operations. The Company depends on various information technology systems to estimate reserve quantities, process and record financial data, manage the Company's land base, manage financial resources, analyze seismic information, administer contracts with operators and lessees and communicate with employees and third-party partners. The Company currently uses, and may use in the future, outsourced service providers to help provide certain information technology services, and any such service providers may face similar security and system disruption risks. Moreover, due to the COVID-19 pandemic, an increased number of the Company's employees and service providers may be working from home and connecting to its networks remotely on less secure systems, which may further increase the risk of, and vulnerability to, a cyber-security attack or security breach to the Company's network. In addition, the Company's ability to monitor its outsourced service providers' security measures is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of the Company's personal, confidential, or other data, including data relating to individuals.

Further, the Company is subject to a variety of information technology and system risks as a part of its operations including potential breakdowns, invasions, viruses, cyber-attacks, cyber-fraud, security breaches, and destruction or interruption of the Company's information technology systems by third parties or employees. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to business activities or the Company's competitive position. In addition, cyber phishing attempts have become more widespread and sophisticated in recent years. If the Company becomes a victim to a cyber phishing attack, it could result in a loss or theft of the Company's financial resources or critical data and information, or could result in a loss of control of the Company's technological infrastructure or financial resources. The Company's employees are often the targets of such cyber phishing attacks by third parties using fraudulent "spoof" emails to misappropriate information or to introduce viruses or other malware through "Trojan horse" programs to the Company's computers.

Increasingly, social media is used as a vehicle to carry out cyber phishing attacks by nefarious actors. Information posted on social media sites, for business or personal purposes, may be used by attackers to gain entry into the Company's systems and obtain confidential information. Despite these efforts, there are significant risks that the Company may not be able to properly regulate social media use by its employees and preserve adequate records of business activities and client communications conducted through the use of social media platforms.

The Company maintains policies and procedures that address and implement employee protocols with respect to electronic communications and electronic devices and conducts annual cyber-security risk assessments. The Company also employs encryption protection of its confidential information, and all computers and other electronic devices. Despite the Company's efforts to mitigate such cyber phishing attacks through employee education and training, cyber phishing activities may result in unauthorized access, data theft and damage to its information technology infrastructure. The Company applies technical and process controls in line with industry-accepted standards to protect its information, assets and systems, and the Company is in the process of implementing a formal written incident response plan for responding to a cyber-security incident. However, these controls may not adequately prevent cyber-security breaches or attacks. As such, the Company may need to continuously develop, modify, upgrade or enhance its information technology infrastructure and cyber-security measures to secure its business, which can lead to increased cyber-security protection costs. Such costs may include making organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants. These efforts may come at the potential cost of revenues and human resources that could be utilized to continue to enhance the Company's product offerings, and such increased costs and diversion of resources may adversely affect operating margins. Disruption of critical information technology services, or breaches of information security, could have a negative effect on the Company's performance and earnings, as well as its reputation, and any damages sustained may not be adequately covered by the Company's current insurance coverage, or at all. The impact of any such cyber-security event could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to laws, rules, regulations and policies regarding data privacy and security. Many of these laws and regulations are subject to change and reinterpretation, and could result in claims, changes to its business practices, monetary penalties, increased cost of operations or other harm to its business.

The Company is subject to certain laws, regulations, standards, and other actual and potential obligations relating to privacy, data hosting and transparency of data, data protection, and data security. Such laws are evolving rapidly, and the Company expects to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require the Company to modify its operations and practices, restrict its activities, and increase its costs. Further, these laws, regulations, and other obligations are complex and evolving rapidly, and despite the Company's reasonable efforts to monitor its potential obligations, the Company may face claims, allegations, or other proceedings related to its obligations under applicable privacy, data protection, or data security laws and regulations. The interpretation and implementation of these laws, regulations, and other obligations are uncertain for the foreseeable future and could be inconsistent with one another, which may complicate and increase the costs for compliance. As a result, the Company anticipates needing to dedicate substantial resources to comply with such laws, regulations, and other obligations relating to privacy and cyber-security. Despite the Company's reasonable efforts to comply, any failure or alleged or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against the Company by governmental entities or other third parties, penalties, fines and other liabilities, and may potentially damage our reputation and credibility, which could adversely affect the Company's business, operating results, financial condition and prospects.

Financial, Tax and Accounting Risks

Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect the Company's business and future profitability.

The Company conducts operations, directly and through its subsidiaries, in Canada and is therefore subject to income taxes in Canada. The Company may also become subject to income taxes in other foreign jurisdictions in the future. The Company's effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in the Company's operating results before taxes, and the outcome of income tax audits in Canada. The Company will regularly assess all of these matters to determine the adequacy of its tax liabilities. If any of the Company's assessments are ultimately determined to be incorrect, the Company's business, results of operations, or financial condition could be materially adversely affected.

Due to the complexity of multinational tax obligations and filings, the Company and its subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on the Company's business, results of operations, or financial condition.

The tax laws of Canada, as well as potentially any other jurisdiction in which the Company may operate in the future, have detailed transfer pricing rules that require that all transactions with related parties satisfy arm's length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm's length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company's transfer pricing policies, the Company could be subject to additional income tax expenses, including interest and penalties. Any such increase in the Company's income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.

The Company may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

In the event that the Company expands its operations, including to jurisdictions in which the tax laws may not be favorable, the Company's effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or the Company may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect the Company's after-tax profitability and financial results.

In the event that the Company expands its operating business domestically or internationally, the Company's effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by: operating losses in jurisdictions where no tax benefit can be recorded under IFRS, changes in deferred tax assets and liabilities, changes in tax laws or the regulatory environment, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, and the pre-tax operating results of the Company's business.

Additionally, in the event the Company expands its operating business outside of Canada, it may be subject to significant income, withholding, and other tax obligations in other jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. The Company's after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, (i) the ability to structure business operations in an efficient and competitive manner, and (j) the availability of foreign income tax offsets in Canada. Outcomes from audits or examinations by taxing authorities could have an adverse effect on the Company's after-tax profitability and financial condition. Additionally, several tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with the Company's intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If the Company does not prevail in any such disagreements, its profitability may be affected.

The Company's after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

The Company might be a "passive foreign investment company," or "PFIC," which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If the Company is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined below in the subsection entitled "Material U.S. Federal Income Tax Considerations for U.S. Holders-U.S. Holder Defined"), the U.S. Holder may be subject to adverse U.S. federal income tax consequences with respect to the ownership and disposition of the Company's Common Shares and Warrants (collectively, the "Securities") and may be subject to additional reporting requirements. Because the revenue production of the Company is uncertain, and because PFIC status is based on income, assets and activities for an entire taxable year, there can be no assurance that the Company will not be treated as a PFIC under the income or asset test for the current taxable year or any future taxable year.

U.S. Holders are strongly urged to consult with their own tax advisors to determine the application of the PFIC rules to them in their particular circumstances and any resulting tax consequences. Please see the subsection entitled "Material U.S. Federal Income Tax Considerations for U.S. Holders-Passive Foreign Investment Company Rules" for a more detailed discussion with respect to the PFIC status of the Company and the resulting tax consequences to U.S. Holders.

The Company's reported financial results may be negatively impacted by changes in IFRS.

IFRS is subject to the requirements of IFRS as issued by the IASB, the interpretation by the International Financial Reporting Standards Interpretation Committee, the U.S. Securities and Exchange Commission ("SEC") and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

The Company is an "emerging growth company" and, if the Company takes advantage of certain exemptions from disclosure requirements applicable to emerging growth companies, it will make the Common Shares less attractive to investors and may make it more difficult to compare performance with other public companies.

The Company is an emerging growth company ("EGC") as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and the Company may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not EGCs, including the exemption from the requirement to obtain an attestation report from its auditors on management's assessment of its internal control over financial reporting under the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The Company may take advantage of these provisions until the earliest of (a) the last day of its fiscal year following the fifth anniversary of the date of the Company's first public offering of securities, (b) the last date of the Company's fiscal year in which the Company has total annual gross revenue of at least $1.235 billion, (c) the date on which the Company is deemed to be a "large accelerated filer" under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the previous three years. Investors may find the Common Shares less attractive because the Company will continue to rely on these exemptions. If the Company relies on such exemptions, investors may find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares, and the share price may be more volatile.

Further, the exemptions available to the Company under the JOBS Act may not result in significant savings. To the extent that the Company chooses not to use exemptions from various reporting requirements under the JOBS Act, the Company will incur additional compliance costs, which may impact its financial condition.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. The Company currently prepares its consolidated financial statements in accordance with IFRS as issued by the IASB, so the Company is unable to make use of the extended transition period. The Company will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

The Company is a "controlled company" within the meaning of the Nasdaq corporate governance standards and, as a result, relies on exemptions from certain corporate governance requirements that provide protections to shareholders.

As of March 8, 2023, certain affiliates of Riverstone Holdings LLC (“Riverstone Holdings”), which are shareholders of Hammerhead and affiliates of Decarbonization Plus Acquisition Sponsor IV LLC (“DCRD Sponsor”) (the “Riverstone Parties”) controlled approximately 84.4% (including 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants that are held by a certain indirect wholly-owned subsidiary of Riverstone Global Energy and Power Fund V (Cayman), L.P. (“Riverstone Fund V” and, together with its direct or indirect wholly-owned subsidiaries, the “Riverstone Fund V Entities”) of the voting power of the outstanding Common Shares and DCRD Sponsor, an entity affiliated with the Riverstone Parties, controlled approximately 3.7% of the voting power of the outstanding Common Shares. In the aggregate, as of March 28, 2023, the Riverstone Parties and their affiliates, including DCRD Sponsor, controlled an aggregate of 87.7% of the voting power of the outstanding Common Shares (including 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants that are held by certain Riverstone Fund V Entities). As a result, the Company is a “controlled company” within the meaning of Nasdaq rules, and the Company may qualify for and rely on exemptions from certain corporate governance requirements. Under Nasdaq corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements to:

  have a board that includes a majority of "independent directors," as defined under Nasdaq rules;
  have a compensation committee of the board that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
  have independent director oversight of director nominations.

The Company relies on the exemption from having a board that includes a majority of "independent directors" as defined under Nasdaq rules. The Company may elect to rely on additional exemptions and it will be entitled to do so for as long as the Company is considered a "controlled company," and to the extent it relies on one or more of these exemptions, holders of Common Shares will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

The Company will face increased legal, accounting, administrative and other costs and expenses as a public company that Hammerhead did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require the Company to carry out activities it has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or material weaknesses in the internal control over financial reporting), the Company could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, the Company has purchased and will maintain director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm the Company's business may occur and not be detected.

The Company's management does not expect that its internal and disclosure controls will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls may not detect all material control issues and instances of fraud, if any, in the Company. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, which design may not succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. A failure of the Company's controls and procedures to detect error or fraud could seriously harm the Company's business and results of operations.

The Company may identify internal control weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, which may result in material misstatements of financial statements and/or the Company's inability to meet periodic reporting obligations.

The Company's independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal control over financial reporting until after the Company is no longer an EGC. The Company's current controls and any new controls that the Company develops may become inadequate because of changes in conditions in its business, personnel, IT systems and applications, or other factors. Any failure to design or maintain effective internal controls over financial reporting or any difficulties encountered in their implementation or improvement could increase compliance costs, negatively impact share trading prices, create litigation and regulatory exposures, or otherwise harm the Company's operating results or cause it to fail to meet its reporting obligations.

The measures the Company has taken to date, and actions it may take in the future, may not be sufficient to prevent or avoid any potential future material weakness. In addition, neither the Company's management nor its independent registered public accounting firm has performed an evaluation of the Company's internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required.

The Company may be adversely affected by foreign currency and interest rate fluctuations.

The Company routinely transacts business in currencies other than the U.S. dollar. Additionally, the Company maintains a portion of its cash and investments in currencies other than the U.S. dollar and may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could cause the Company's reported net earnings to decrease, or could result in a negative impact to the Company's shareholders' (the "Shareholders") deficit. In addition, failure to manage foreign currency exposures could cause the Company's results of operations to be more volatile. Adverse, unforeseen or rapidly shifting currency valuations in the Company's key markets may magnify these risks over time. The Company received the proceeds from the Business Combination in U.S. dollars.

Further, world oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect the Company's production revenues. Accordingly, exchange rates between Canada and the United States could affect the future value of the Company's reserves as determined by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price the Company receives for its oil and natural gas production, it could also result in an increase in the price for certain goods used for the Company's operations, which may have a negative impact on the Company's financial results.

To the extent that the Company engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Company may contract.

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, resulting in a reduced amount available to fund its exploration and development activities.

Failing to comply with covenants under the Company's credit facilities available to it pursuant to the Fourth Amended and Restated Credit Agreement, dated as of June 9, 2022, among the Company and the lenders thereto (as amended and restated, the "Credit Facility") could result in restricted access to additional capital or being required to repay all amounts owing thereunder.

The Company currently has a Credit Facility and the amount authorized thereunder is dependent on the borrowing base determined by its lenders. The Company has certain financial ratio tests which dictate the levels of fees and margins owing on amounts borrowed and borrowing base standby fees. Such financial ratio tests may also affect the availability or price of additional funding. The Company is required to comply with covenants under the Credit Facility, and in the event that the Company does not comply with these covenants, the Company's access to capital could be restricted or repayment could be required. Events beyond the Company's control may contribute to the failure of the Company to comply with such covenants. A failure to comply with covenants could result in default under the Credit Facility, which could result in the Company being required to repay amounts owing thereunder. In addition, the Credit Facility may impose operating and financial restrictions on the Company that could include restrictions on the payment of dividends, repurchase or making of other distributions, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

Increased debt levels may impair the Company's ability to borrow additional capital on a timely basis to fund opportunities as they arise.

From time to time, the Company may enter into transactions to acquire assets or shares of other entities. These transactions may be financed in whole, or in part, with debt, which may increase the Company's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Company may require additional debt financing that may not be available or, if available, may not be available on favorable terms. Neither the Company's articles nor its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Management estimates may not be accurate.

In preparing consolidated financial statements in conformity with IFRS, estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of such financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available, or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. Estimates may be used in management's assessment of items such as fair values, income taxes, stock-based compensation and asset retirement obligations. Actual results for all estimates could differ materially from the estimates and assumptions used by the Company, which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows and future prospects.

Risks Related to Legal Matters and Regulations

The handling of secure information for destruction exposes the Company to potential data security risks that could result in monetary damages against the Company and could otherwise damage its reputation, and adversely affect its business, financial condition and results of operations.

The protection of customer, employee, and company data is critical to the Company's business. The regulatory environment in Canada surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Certain legislation, including the Personal Information Protection and Electronic Documents Act in Canada, require documents to be securely destroyed to avoid identity theft and inadvertent disclosure of confidential and sensitive information. A significant breach of customer, employee, or company data could attract a substantial amount of media attention, damage the Company's customer relationships and reputation, and result in lost sales, fines, or lawsuits. In addition, an increasing number of countries have introduced and/or increased enforcement of comprehensive privacy laws or are expected to do so. The continued emphasis on information security as well as increasing concerns about government surveillance may lead customers to request the Company to take additional measures to enhance security and/or assume higher liability under its contracts. As a result of legislative initiatives and customer demands, the Company may have to modify its operations to further improve data security. Any such modifications may result in increased expenses and operational complexity, and adversely affect its reputation, business, financial condition and results of operations.

Failure to comply with anticorruption, economic sanctions, and anti-money laundering laws-including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act, Criminal Code, Special Economic Measures Act, Justice for Victims of Corrupt Foreign Officials Act, United Nations Act and Freezing of Corrupt Foreign Officials Act, and similar laws associated with activities outside of the United States or Canada-could subject the Company to penalties and other adverse consequences.

The Company is subject to governmental export and import control laws and regulations, as well as laws and regulations relating to foreign ownership and economic sanctions. The Company's failure to comply with these laws and regulations and other anti-corruption laws that prohibit companies, their officers, directors, employees and third-party intermediaries from directly or indirectly promising, authorizing, offering, or providing improper payments or benefits to any person or entity, including any government officials, political parties, and private-sector recipients, for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage could have an adverse effect on the Company's business, prospects, financial condition, and results of operations. Changes to trade policy, economic sanctions, tariffs, and import/export regulations may have a material adverse effect on the Company's business, financial condition, and results of operations. The Company will likely be subject to, and will be required to remain in compliance with, numerous laws and governmental regulations concerning the production, use, and distribution of its products and services. Potential future customers may also require that the Company complies with their own unique requirements relating to these matters, including provision of data and related assurance for environmental, social, and governance related standards or goals. Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in internal and/or government investigations, substantial fines, or other limitations that may adversely impact the Company's financial results or results of operation. The Company's business may also be adversely affected by changes in the regulation of the global energy industry.

Failure to comply with laws relating to labor and employment could subject the Company to penalties and other adverse consequences.

The Company is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable Canadian federal or provincial wage law or applicable Canadian federal or provincial labor and employment laws, or wage, labor or employment laws applicable to any employees outside of Canada. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations, and damages or penalties which could have a materially adverse effect on the Company's reputation, business, operating results, and prospects. In addition, responding to any such proceeding may result in a significant diversion of management's attention and resources, significant defense costs, and other professional fees.

Canadian takeover laws may discourage takeover offers being made for the Company or may discourage the acquisition of large numbers of Common Shares.

The Company is incorporated in the Province of Alberta and is subject to the Canadian take-over bid regime pursuant to applicable Canadian securities laws. In general, a take-over bid is an offer to acquire voting or equity securities of a class made to persons in a Canadian jurisdiction where the securities subject to the bid, together with securities beneficially owned, or over which control or direction is exercised, by a bidder, its affiliates and joint actors, constitute 20% or more of the outstanding securities of that class of securities. Subject to the availability of an exemption, take-over bids in Canada are subject to prescribed rules that govern the conduct of a bid by requiring a bidder to comply with detailed disclosure obligations and procedural requirements. Among other things, a take-over bid must be made to all holders of the class of voting or equity securities being purchased; a bid is required to remain open for a minimum of 105 days subject to certain limited exceptions; a bid is subject to a mandatory, non-waivable minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the bid, excluding securities beneficially owned, or over which control or direction is exercised, by a bidder, its affiliates and joint actors; and following the satisfaction of the minimum tender requirement and the satisfaction or waiver of all other terms and conditions, a bid is required to be extended for at least an additional 10-day period. There are a limited number of exemptions from the formal take-over bid requirements. In general, certain of these exemptions include the following: (i) the normal course purchase exemption permits the holder of more than 20% of a class of equity or voting securities to purchase up to an additional 5% of the outstanding securities in a 12-month period (when aggregated with all other purchases in that period), provided there must be a published market and the purchaser must pay not more than the "market price" of the securities (as defined) plus reasonable brokerage fees or commissions actually paid; (ii) the private agreement exemption exempts private agreement purchases that result in the purchaser exceeding the 20% take-over bid threshold, provided the agreement must be made with not more than five sellers and the sellers may not receive more than 115% of the "market price" of the securities (as defined); and (iii) the foreign take-over bid exemption exempts a bid from the formal take-over bid requirements if, among other things, less than 10% of the outstanding securities of the class are held by Canadian residents and the published market on which the greatest volume of trading in securities of the class occurred in the 12 months prior to the bid was not in Canada.

The Company may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on its business, results of operations and financial condition.

From time to time, the Company may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters.

Further, in the normal course of the Company's operations, potential litigation may develop in relation to personal injuries (including resulting from exposure to hazardous substances, property damage, land and access rights, environmental issues, including claims relating to contamination or natural resource damages and contract disputes).

The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and could have a material adverse effect on the Company s assets, liabilities, business, financial condition and results of operations. Even if the Company prevails in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse effect on the Company's financial condition.

Breach of confidentiality by a third party could impact the Company's competitive advantage or put it at risk of litigation.

While discussing potential business relationships or other transactions with third parties, the Company may disclose confidential information relating to its business, operations or affairs. Although confidentiality agreements are generally signed by third parties prior to the disclosure of any confidential information, a breach could put the Company at competitive risk and may cause significant damage to its business. The harm to the Company s business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. In the event of a breach of confidentiality, the Company may not be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Forward-looking information may prove inaccurate.

The Company's Shareholders and prospective investors are cautioned not to place undue reliance on the Company's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. See the section entitled "Cautionary Note on Forward-Looking Statements."

The Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price.

For a variety of potential factors, which are currently unforeseen, the Company may be forced to write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in reporting losses. Even though these charges may be non-cash items and may not have an immediate impact on the Company's liquidity, the fact that the Company would report charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate net worth or other covenants to which the Company may be subject. Accordingly, securityholders could suffer a reduction in the value of their Common Shares and Warrants.

Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect the Company's business, investments and results of operations. Compliance with changing regulation of corporate governance and public disclosure will result in significant additional expenses.

The Company is subject to laws and regulations enacted by national, regional and local governments. In particular, the Company is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the Company's business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the Company's business and results of operations. Changing laws, regulations, and standards relating to corporate governance and public disclosure for public companies, including the Sarbanes-Oxley Act, various rules and regulations adopted by the SEC and Canadian securities laws, are creating uncertainty for public companies. The Company's management needs to invest significant time and financial resources to comply with both existing and evolving requirements for public companies, which will lead, among other things, to significantly increased general and administrative expenses and a certain diversion of management time and attention from revenue generating activities to compliance activities.

Risks Related to Ownership of the Company's Securities

Concentration of ownership among the Company's existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of March 28, 2023, the Company's executive officers, directors and their affiliates, including the Riverstone Parties and their affiliates, including DCRD Sponsor, beneficially held approximately 94.9% (including 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants that are held by certain Riverstone Fund V Entities) of the outstanding Common Shares. As a result, these shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of the Company (as amended, the "Company Articles") and the bylaws of the Company (the "Company Bylaws") and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The Company may amend the terms of the Warrants in a manner that may be adverse to holders of Warrants with the approval by the holders of at least 50% of the then-outstanding Public Warrants (as defined below) (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants (as defined below), voting as separate classes). As a result, the exercise price of the Warrants could be increased, the exercise period could be shortened and the number of Common Shares purchasable upon exercise of a Warrant could be decreased, all without a holder's approval.

The Company assumed the Warrant Agreement, dated August 10, 2021, between DCRD and Continental Stock Transfer and Trust Company, as warrant agent, and entered into such amendments as were necessary to give effect to the provisions of the Business Combination Agreement (as amended and restated, the "Warrant Agreement"). The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct or supplement any defective provision, but will require the approval by the holders of at least 50% of the then-outstanding Warrants into which the warrants sold as part of the DCRD Units in the initial public offering of DCRD (the "DCRD Public Warrants") were exchanged pursuant to the SPAC Amalgamation (the "Public Warrants"), to make any other modifications or amendments, including any amendment to increase the warrant price or shorten the exercise period and any amendment to the terms of only the Warrants into which the warrants issued to the independent directors of DCRD and DCRD Sponsor (the "DCRD Initial Shareholders") in a private placement simultaneously with the closing of the initial public offering of DCRD (the "DCRD Private Placement Warrants" and together with the DCRD Public Warrants, the "DCRD Warrants") were exchanged pursuant to the SPAC Amalgamation (the "Private Placement Warrants"). Accordingly, the Company may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants (or, in the case of an amendment that adversely affects the Public Warrants in a different manner than the Private Placement Warrants or vice versa, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) approve of such amendment. Although the Company's ability to amend the terms of the Public Warrants with the consent of at least 50% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or shares (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of Common Shares purchasable upon exercise of a warrant.

The Company may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making such warrants worthless.

Under the Warrant Agreement, the Company will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Common Shares has been at least $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which the Company gives notice of such redemption and provided certain other conditions are met. If and when the Warrants become redeemable by the Company, the Company may exercise its redemption rights even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force holders of Public Warrants (a) to exercise Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holders to do so, (b) to sell Public Warrants at the then-current market price when they might otherwise wish to hold their Public Warrants or (c) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of the Public Warrants. None of the Private Placement Warrants will be redeemable by the Company so long as they are held by DCRD Sponsor, DCRD's independent directors or any of their permitted transferees. Further, in connection with the listing of the Warrants on the TSX, in accordance with the TSX's listing requirements in respect of warrants, the Company provided certain undertakings to the TSX to the effect that the Company will not exercise certain of its rights under the Warrant Agreement, including, notably, (i) changing the exercise price of the Warrants and (ii) amending the expiry date of the Warrants and will seek TSX pre-clearance and acceptance of any determination of the fair market value of any securities or other assets paid in respect of an Extraordinary Dividend (as defined in the Warrant Agreement), for the effect of anti-dilution provisions for "Other Events" as described in the Warrant Agreement and for any proposed amendments to the Warrant Agreement, other than amendments that are housekeeping in nature.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Warrant Holders, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with the Company.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against the Company arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that the Company irrevocably submits to such jurisdiction, which jurisdiction will be exclusive. The Company waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

However, there is uncertainty as to whether a court would enforce this provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice-of-forum provision may limit a warrant holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company, which may discourage such lawsuits. Additionally, warrantholders who do bring a claim in the courts of the State of New York or the United States District Court for the Southern District of New York could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company's business, financial condition and results of operations and result in a diversion of the time and resources of the Company's management and Board.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

A significant portion of the Company's total outstanding shares may be sold into the market in the near future. This could cause the market price of the Common Shares to drop significantly, even if the Company's business is performing well.

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Shares. DCRD Initial Shareholders hold approximately 3.92% of the outstanding Common Shares including the 3,557,813 Common Shares received in exchange for Class B ordinary shares of DCRD (the "DCRD Founder Shares") when converted. Pursuant to the terms of the Sponsor Support Agreement, among other things, DCRD Sponsor and Riverstone Fund V agreed to (and agreed to cause its controlled affiliates to) (i) not transfer the DCRD Founder Shares, DCRD Class B common shares or Class B Common Shares (or Common Shares issuable upon conversion of Class B Common Shares in connection with the Business Combination) until the earlier of (a) one year after the closing of the Business Combination (the "Closing") or (b) subsequent to the Closing, (x) if the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Company completes a liquidation, amalgamation, share exchange or other similar transaction that results in all of the Company's shareholders having the right to exchange their shares for cash, securities or other property and (ii) not transfer any DCRD Private Placement Warrants, any Private Placement Warrants or Warrants (or Common Shares issued or issuable upon exercise of the Warrants) until 30 days after the Closing.

As of March 28, 2023, the Riverstone Parties beneficially owned 87,470,634 Common Shares (including 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants held by certain Riverstone Fund V entities), representing approximately 84.4% of the Common Shares. In addition, as of March 28, 2023, DCRD Sponsor, an entity affiliated with the Riverstone Parties, beneficially owned 3,464,323 Common Shares, representing approximately 3.7% of the Common Shares. In the aggregate, as of March 28, 2023, the Riverstone Parties and their affiliates, including DCRD Sponsor, beneficially owned 90,934,957 Common Shares representing approximately 87.7% of the Common Shares (including 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants that are held by certain Riverstone Fund V Entities). The sale of substantial amounts of such Common Shares in the public market by the Riverstone Parties, or the perception that such sales could occur, could harm the prevailing market price of the Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell Common Shares in the future at a time and at a price that it deems appropriate. There can be no assurance as to the timing of any disposition of Common Shares by Riverstone Fund V or any of the Riverstone Parties, subject in any event to the Lock-Up Agreement and other contractual restrictions described herein. A majority of the Common Shares owned by the Riverstone Parties are held by vehicles for Riverstone Fund V. Riverstone Fund V has reached the end of its term and will continue operations through its dissolution process, so that Riverstone Fund V will be orderly wound up and its assets liquidated. The general partner of Riverstone Fund V will use its best efforts to reduce to cash and cash equivalent assets such assets of Riverstone Fund V as the general partner deems it advisable to sell, subject to maximizing value for such assets and any tax or other legal considerations.

After the restrictions on transfer referred to above end, DCRD Sponsor could sell, or indicate an intention to sell, any or all of these securities in the public market. As a result, the trading price of the Company's Securities could decline. In addition, the perception in the market that these sales may occur could also cause the trading price of the Company's Securities to decline.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business or its market, or if they change their recommendations regarding the Company's Securities adversely, the price and trading volume of the Company's Securities could decline.

The trading market for the Company's Securities will be influenced by the research and reports that industry or securities analysts may publish about the Company, its business, its market or its competitors. If any of the analysts who cover the Company change their recommendation regarding the Company's Securities adversely, or provide more favorable relative recommendations about the Company's competitors, the price of the Company's Securities would likely decline. If any analyst who covers the Company were to cease their coverage or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which could cause its share price or trading volume to decline.

The Company's sole material asset is its direct equity interest in Hammerhead, and the Company is accordingly dependent upon distributions from the Amalgamated Company to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on Common Shares.

The Company has no material assets other than its direct equity interest in the Amalgamated Company. The Company has no independent means of generating revenue. To the extent the Amalgamated Company has available cash, the Company will cause the Amalgamated Company to make distributions of cash to the Company to pay taxes, cover the Company's corporate and other overhead expenses and pay dividends, if any, on Common Shares. To the extent that the Company needs funds and the Amalgamated Company fails to generate sufficient cash flow to distribute funds to the Company or is restricted from making such distributions or payments under applicable law or regulation or under the terms of its financing arrangements, or is otherwise unable to provide such funds, the Company's liquidity and financial condition could be materially adversely affected.

The price at which the Company's Securities are quoted on the Nasdaq and the TSX may increase or decrease due to a number of factors, which may negatively affect the price of the Company's Securities.

The price at which the Company's Securities are quoted on the Nasdaq and the TSX may increase or decrease due to a number of factors. The price of the Company's Securities may not increase, even if the Company's operations and financial performance improves. Some of the factors which may affect the price of the Company's Securities include:

  fluctuations in domestic and international markets for listed securities;

  general economic conditions, including interest rates, inflation rates, exchange rates and commodity and oil prices;

  changes to government fiscal, monetary or regulatory policies, legislation or regulation;

  inclusion in or removal from market indices;

  strategic decisions by the Company or the Company's competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business or growth strategies;

  securities issuances by the Company, or share resales by Shareholders, or the perception that such issuances or resales may occur;

  pandemic risk;

  the nature of the markets in which the Company operates; and

  general operational and business risks.

Other factors which may negatively affect investor sentiment and influence the Company, specifically or the securities markets more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. The Company will have a limited ability to insure against the risks mentioned above.

In the future, the Company may need to raise additional funds which may result in the dilution of Shareholders, and such funds may not be available on favorable terms or at all.

The Company may need to raise additional capital in the future and may elect to issue shares or engage in fundraising activities for a variety of reasons, including funding acquisitions or growth initiatives. Shareholders may be diluted as a result of such fundraisings.

Additionally, the Company may raise additional funds through the issuance of debt securities or through obtaining credit from government or financial institutions. The Company cannot be certain that additional funds will be available on favorable terms when required, or at all. If the Company cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If the Company raises funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict the Company's business, or other unfavorable terms.

The Company may not pay dividends or make other distributions in the future.

The Company's ability to pay dividends or make other distributions in the future is contingent on profits and certain other factors, including the capital and operational expenditure requirements of the Company's business. Under the Business Corporations Act (Alberta) (the "ABCA"), a dividend may not be declared or paid by the Company if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Therefore, dividends may not be paid. See the section entitled "Material Canadian Federal Income Tax Considerations" for more information regarding the Canadian tax consequences of future Company dividends. Furthermore, please see the subsection entitled "Material U.S. Federal Income Tax Considerations for U.S. Holders-Tax Characterization of Distributions with Respect to Common Shares" for a more detailed discussion with respect to the U.S. federal income tax treatment of the Company's payment of distributions of cash or other property to U.S. Holders of Common Shares.

Events outside the Company's control may have a material adverse effect on the ability of the Company to conduct its business.

Events may occur within or outside Canada that negatively impact global, Canadian or other local economies relevant to the Company's financial performance, operations and/or the price of the Company's Securities. These events include but are not limited to an increase of the impact of COVID-19, new pandemics, acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or man-made events or occurrences that may have a material adverse effect on the ability of the Company to conduct its business.

An active trading market may not develop or be sustained for the Common Shares.

Although the Common Shares and Warrants are currently listed on the Nasdaq and the TSX, an active trading market for Common Shares may not develop or the price of Common Shares may not increase. There may be relatively few potential buyers or sellers of Common Shares on the Nasdaq or the TSX at any time. This may increase the volatility of the market price of Common Shares. It may also affect the prevailing market price at which Shareholders are able to sell their Common Shares. This may result in Shareholders receiving a market price for their Common Shares that is less than the value of their initial investment.

The majority of the Company's directors and executive officers are non-residents of the United States and as a result, it may not be possible for investors to enforce civil liabilities against those directors and executive officers of the Company.

The Company is a corporation incorporated under the laws of the Province of Alberta, the Company's principal office is located in Calgary, Alberta and a substantial portion of its assets are located outside the United States. Further, the majority of the Company's directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors in the United States to effect service of process within the United States upon such directors and officers who are not residents of the United States or to enforce against them judgments of the United States courts based upon civil liability under the federal securities laws or the securities laws of any state within the United States. There is doubt as to the enforceability in Canada against the Company or any of its respective directors or officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or securities laws of any state within the United States.

Conflicts of interest may arise for the Company's directors and officers who are also involved with other industry participants.

Certain directors or officers of the Company may also be directors or officers of other oil and natural gas companies and as such may, in certain circumstances, have a conflict of interest. Conflicts of interest, if any, will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a company who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

The Company Articles, together with the Company Bylaws, and Canadian laws and regulations applicable to the Company may adversely affect the Company's ability to take actions that could be deemed beneficial to Shareholders.

As a Canadian company, the Company is subject to different corporate requirements than a corporation organized under the laws of the United States. The Company Articles, the Company Bylaws as well as the ABCA, set forth various rights and obligations that are unique to the Company as a Canadian company. These requirements may limit or otherwise adversely affect the Company's ability to take actions that could be beneficial to Shareholders.

Provisions of the laws of the Province of Alberta and the federal laws of Canada may also have the effect of delaying or preventing a change of control or changes in the Company's management. For example, the ABCA includes provisions that require any shareholder proposal that includes nominations for the election of directors to be signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

The Investment Canada Act requires that a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a "Canadian business" within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. As a "Canadian business," an acquisition of control of the Company by a non-Canadian would be subject to a suspensory review if these thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold Common Shares may be imposed by the Competition Act. This legislation permits the Commissioner of Competition appointed under the Competition Act to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in the Company.

If the Business Combination's benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of the Company's securities may decline.

Fluctuations in the price of the Company's securities could contribute to the loss of all or part of your investment. If an active market for the Company's securities develops and continues, the trading price of the Company's securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company's control. Any of the factors listed below could have a material adverse effect on the Company's securities and such securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of such securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company's securities may include:

  actual or anticipated fluctuations in its financial results or the financial results of companies perceived to be similar to the Company;

  changes in the market's expectations about the Company's operating results;

  success of competitors;

  the Company's operating results failing to meet the expectation of securities analysts or investors in a particular period;

  changes in financial estimates and recommendations by securities analysts concerning the Company or the market in general;

  operating and stock price performance of other companies that investors deem comparable to the Company;

  changes in laws and regulations affecting the Company's business;

  the Company's ability to meet compliance requirements;

  commencement of, or involvement in, litigation involving the Company;

  changes in the Company's capital structure, such as future issuances of securities or the incurrence of additional debt;

  the volume of Common Shares available for public sale;

  any major change in the board of directors or management of the Company;

  sales of substantial amounts of Common Shares by the Company's directors, executive officers or significant shareholders, including the Riverstone Parties, or the perception that such sales could occur; and

  general economic and political conditions such as recessions; fluctuations in interest rates, fuel prices and international currency; and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company's securities irrespective of their operating performance. The stock market in general and the Nasdaq and the TSX have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company's securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the Company's share price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of the Company's securities also could adversely affect the Company's ability to issue additional securities and its ability to obtain additional financing in the future.

The trading price of the securities of oil and natural gas issuers is subject to substantial volatility often based on factors related and unrelated to the financial performance or prospects of the issuers involved. Factors unrelated to the Company's performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices, and/or current perceptions of the oil and natural gas market. In recent years, the volatility of commodities has increased due, in part, to the implementation of computerized trading and the decrease of discretionary commodity trading. In addition, the volatility, trading volume and share price of issuers have been impacted by increasing investment levels in passive funds that track major indices, as such funds only purchase securities included in such indices. Similarly, the market price of the Company's securities could be subject to significant fluctuations in response to variations in the Company's operating results, financial condition, liquidity and other internal factors. Accordingly, the price at which the Company's securities will trade cannot be accurately predicted.

The Nasdaq and the TSX may delist the Company's Securities from trading on its exchange, which could limit investors' ability to make transactions in the Company's Securities and subject the Company to additional trading restrictions.

The Company's Securities may not continue to be listed on the Nasdaq or the TSX.

If the Nasdaq or the TSX delists the Company's Securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, the Company expects that its securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

  a limited availability of market quotations for the Company's Securities;

  reduced liquidity for the Company's Securities;

  a determination that Common Shares are a "penny stock" which will require brokers trading in Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company's Securities;

  a limited amount of news and analyst coverage; and

  a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a United States federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." If the Company's securities are not listed on the Nasdaq or another United States national securities exchange, such securities would not qualify as covered securities and the Company would be subject to regulation in each state in which the Company offers its securities because states are not preempted from regulating the sale of securities that are not covered securities.

As a "foreign private issuer" under the rules and regulations of the SEC, the Company is permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a "foreign private issuer," and may follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers, even if the Company no longer qualifies as an "emerging growth company".

The Company is a "foreign private issuer" under the Exchange Act, and therefore is exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, the Company is not be required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. The Company is not be required to comply with Regulation Fair Disclosure, which imposes restrictions on the selective disclosure of material information. In addition, the Company's officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Accordingly, the Company Shareholders may receive less or different information about the Company than they would receive about a U.S. domestic public company.

In addition, as a "foreign private issuer" whose shares are listed on the Nasdaq, the Company is permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain Nasdaq listing requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply, followed by a description of its applicable home country practice. The Company has the option to rely on available exemptions under the exchange listing rules of the Nasdaq (the "Listing Rules") that allow it to follow its home country practice, including, among other things, the ability to opt out of (i) the requirement that the Company Board be comprised of a majority independent directors, (ii) the requirement that the Company's independent directors meet regularly in executive sessions and (iii) the requirement that the Company obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans.

The Company could lose its status as a "foreign private issuer" under current SEC rules and regulations if more than 50% of the Company's outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of the Company's directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company's assets are located in the United States; or (iii) the Company's business is administered principally in the United States. If the Company loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, the Company would likely incur substantial costs in fulfilling these additional regulatory requirements and members of the Company's management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Additionally, the Company is an "emerging growth company". As such, the Company may take advantage of exemptions from certain reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies until the earliest of (a) the last day of its fiscal year following the fifth anniversary of the date of the Company's first public offering of securities, (b) the last date of the Company's fiscal year in which the Company has total annual gross revenue of at least $1.235 billion, (c) the date on which the Company is deemed to be a "large accelerated filer" under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the previous three years. These exemptions include:

  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
  not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  not being required to submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes;" and not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

Even if the Company no longer qualifies as an emerging growth company, as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information or current reports on Form 8-K upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if the Company no longer qualifies as an emerging growth company, but remains a foreign private issuer, the Company will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

The success of the Company depends on its business operations, which exposes investors to a concentration of risk in the limited sectors in which the Company's business is focused.

Although the Business Combination is intended to accelerate the Company's growth, expansion and transition, the Business Combination does not result in immediate diversification of the Company's business and, as such, the combined enterprise will be dependent upon the continued development and market acceptance of a limited number of products and services. As a result, investors will be subject to the economic, competitive and regulatory risks attendant to the relatively narrow industry in which the Company operates, any or all of which could have a substantial adverse impact on the Company.

Any issuance of preferred shares could make it difficult for another company to acquire the Company or could otherwise adversely affect holders of the Common Shares, which could depress the price of the Common Shares.

The directors of the Company have the authority to issue Preferred Shares and to determine the preferences, limitations and relative rights of Preferred Shares and to fix the number of shares constituting any series (subject to certain limitations) and the designation of such series, without any further vote or action by its shareholders. Any such Preferred Shares could be issued with liquidation, dividend and other rights superior to the rights of Common Shares. The potential issuance of Preferred Shares may delay or prevent a change in control of the Company, discourage bids for Common Shares at a premium over the market price and adversely affect the market price and other rights of the holders of Common Shares.

The Company Articles permit it to issue an unlimited number of the Common Shares without additional shareholder approval.

The Company Articles permit the Company to issue an unlimited number of Common Shares. The Company may, from time to time, issue additional Common Shares in the future. Subject to the requirements of the Nasdaq and the TSX, the Company will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.

General Risk Factors

The JOBS Act permits EGCs like the Company to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.

The Company qualifies as an EGC. As such, the Company takes advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in the Company's periodic reports and proxy statements. As a result, the Company Shareholders may not have access to certain information they deem important the Company will remain an EGC until the earliest of (a) the last day of the fiscal year following the fifth anniversary of the date of the Company's first public offering of securities, (b) the last day of the fiscal year in which the Company has total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), (c) the date on which the Company is deemed to be a large accelerated filer, which determination will be made as of the end of the Company's fiscal year and means the market value of the Common Shares that is held by non-affiliates equals or exceeds $700 million as of the last business day of the Company's most recently completed second fiscal quarter, and (d) the date on which the Company has issued more than $1.0 billion in non-convertible debt during the prior three year period.

The Company cannot predict if investors will find the Common Shares less attractive because the Company relies on these exemptions. If some investors find Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the price of the Common Shares may be more volatile.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is an oil and natural gas exploration, development and production company, earning revenue from the extraction and sale of oil, natural gas and natural gas liquids. The Company's reserves, producing properties and exploration prospects are located in the Province of Alberta in the Deep Basin of West Central Alberta where the Company is developing multi-zone, liquids-rich oil and gas plays. The Company holds a large, contiguous land base in the Gold Creek and Karr areas. The stratigraphy underlying the Company's operating area falls largely within the Deep Basin liquids window and is characterized as having multiple stacked prospective oil bearing formations that lend themselves to horizontal drilling and multi-stage fracturing technology. The Company believes that its strategically located lands and associated infrastructure have significant optimization, development and enhancement potential.

The Company is controlled by the Riverstone Parties. Our principal office is located at Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada T2P 1G1, our registered office is located at Suite 2400, 525-8th Avenue SW, Calgary, Alberta, Canada T2P 1G1 and our telephone number is (403) 930-0560. Our website address is http://www.hhres.com. Information contained on, or accessible through, our website is not a part of this disclosure document and the inclusion of our website address in this document is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. CT Corporation System, located at 28 Liberty St, New York, NY 10005 is the company's agent for service of process in the United States.

Hammerhead was incorporated pursuant to the provisions of the ABCA on November 27, 2009 under the name 1504140 Alberta Ltd. Hammerhead changed its name to Canadian International Oil Corp. ("CIOC") on April 20, 2010, as the Company intended to become an international oil and gas producer. To accomplish this, CIOC initially set up foreign subsidiaries to hold its potential future foreign assets. These foreign subsidiaries were a U.S. entity, Canadian International Oil (USA) Corp. and a Barbados subsidiary, Canadian International Oil (Barbados) Corp., which held the equity interests in two wholly owned subsidiaries, Canadian International Oil Overseas Corporation and Canadian International Oil Poland Corporation Spolka A Ograniczona Odpowiedzialnoscia. Each of these foreign subsidiaries have since been dissolved.

Hammerhead Energy Inc. is an Alberta corporation that become the parent company of Hammerhead Resources ULC upon the Closing. For additional information regarding the Business Combination, please see the section entitled "Explanatory Note".

Pursuant to a private placement financing completed in August and September of 2010, the Company issued a total of 150,263,366 Hammerhead Common Shares and 150,263,366 warrants (the "2010 Warrants") to purchase Hammerhead Common Shares. Each 2010 Warrant entitled the holder thereof to acquire one Hammerhead Common Share upon payment of C$2.00 per Hammerhead Common Share on the terms and conditions set forth therein.

Between 2009 and 2012, the funds from the private placement completed in 2010 were used to acquire and develop Canadian assets, located in Western Canada. At the end of 2012, the Company entered into a C$25,000,000 credit agreement with the Toronto Dominion Bank ("TD"), to assist with short-term working capital commitments.

On May 1, 2013, the Company completed an offering of 75,000 units ("2013 Units"), each 2013 Unit comprised of: (a) a C$1,000 aggregate principal amount of 8.00% cash pay and 3.00% payment in kind ("PIK Interest") senior secured second lien note due May 2, 2016 (a "2013 Note"); and (b) 80 warrants to purchase Hammerhead Common Shares, pursuant to that certain warrant indenture dated May 1, 2013 by and between Hammerhead and Olympia Trust Company (the "Hammerhead 2013 Warrants"). Provided that a Liquidity Event (as defined in the certain warrant indenture dated May 1, 2013 by and between the Company and Olympia Trust Company (the "Warrant Indenture")) has occurred, each Hammerhead 2013 Warrant entitles the holder thereof to acquire Hammerhead Common Shares on a "cashless" exercise basis at a deemed exercise price equal to the lesser of: (a) C$3.50 per share; and (b) the Liquidity Price (as defined in the Warrant Indenture) at any time on or before the date that is the earlier of: (a) three years from the date on which a Liquidity Event occurs; and (b) 10 years from the date of issuance of the Hammerhead 2013 Warrants. Additionally, immediately prior to the occurrence of a Change of Control Transaction (as defined in the Warrant Indenture) each Hammerhead 2013 Warrant will be automatically exercised on a "cashless basis" for 0.15 of a Hammerhead Common Share for each Hammerhead 2013 Warrant (with no additional action required on the part of the holder). On December 17, 2015, the Company redeemed all of the 2013 Notes outstanding, and as a result, the Company's obligations under the 2013 Notes were satisfied and discharged.

On March 27, 2014, the Company entered into an investment agreement with Riverstone V REL Hammerhead B.V (formerly known as Riverstone Seneca B.V.) ("Riverstone V REL") pursuant to which Riverstone V REL agreed to a C$200,000,000 equity commitment (the "2014 Investment Agreement"). Pursuant to the 2014 Investment Agreement, the Company issued one Hammerhead Series I Preferred Share, 66,666,667 Hammerhead Series II Preferred Shares and 34,285,310 warrants to purchase Hammerhead Series II Preferred Shares (the "2014 Warrants") for aggregate proceeds of C$200,000,000. The 2014 Warrants were non-transferable and vest and became exercisable for Hammerhead Series II Preferred Shares at a price of C$0.001 per Hammerhead Series II Preferred Share only in the event Hammerhead undertook certain dilutive equity or similar transactions, subject to customary adjustments.

On April 22, 2015, the Company, Riverstone V REL and ZAM Ventures Luxembourg II S.A.R.L. (an affiliate of 1901 Partners Management, LP) ("1901") entered into an investment agreement (as amended, the "2015 Investment Agreement") pursuant to which Riverstone V REL and 1901 agreed to a C$200,000,000 equity commitment. Pursuant to the 2015 Investment Agreement, the Company issued an aggregate of 88,888,888 Hammerhead Series III Preferred Shares and one Hammerhead Series IV Preferred Share for aggregate gross proceeds to the Company of C$200,000,000.

In June of 2015, the Company's shareholders and warrant holders approved a plan of arrangement (the "2015 Plan") which effectively amended the terms of the 2010 Warrants. The 2015 Plan was implemented on July 1, 2015, pursuant to which new common share purchase warrants (the "New 2010 Warrants") replaced the 2010 Warrants. The terms of the New 2010 Warrants were substantially the same as the 2010 Warrants other than: (a) the expiry date was March 31, 2017; and (b) the exercise price was reduced from C$2.00 per share to C$1.20 per share. There are currently no New 2010 Warrants outstanding.

On November 20, 2015, Riverstone V REL made an offer to purchase all of the: (a) Hammerhead Common Shares for cash consideration of C$1.675 per Hammerhead Common Share; and (b) New 2010 Warrants for cash consideration of C$0.475 per New 2010 Warrant (the "Offer"). Pursuant to the Offer, which expired on January 13, 2016, an aggregate of 56,670,679 Hammerhead Common Shares and 83,864,510 New 2010 Warrants were validly deposited and taken-up by Riverstone V REL.

Effective December 18, 2015 the Company also entered into a credit facility agreement (the "2015 Credit Agreement") with a syndicate of banks, which replaced the Company's then-existing non-syndicated credit facility with TD. The agreement provided for an initial borrowing base of C$70,000,000, with semi-annual borrowing base reviews and options to renew within a year.

On July 10, 2017, the Company and Riverstone V EMEA Investment Management Cooperatief U.A. (formerly known as Riverstone V EMEA Holdings Coöperatief U.A.) ("Riverstone EMEA") entered into an investment agreement (the "2017 Investment Agreement") pursuant to which Riverstone EMEA agreed to a $150,000,000 equity commitment. Pursuant to the 2017 Investment Agreement, the Company issued 41,095,890 Hammerhead Common Shares, one Hammerhead Series VI Preferred Share and 9,200,913 Hammerhead Common Share purchase warrants (the "2017 Warrants") for gross proceeds of approximately C$150,000,000.

On July 10, 2017, the Company also completed an offering of US$160,000,000 aggregate principal amount of 9.0% senior notes due July 10, 2022 (the "2017 Senior Notes") and repaid in full a prior term loan, together with the applicable prepayment premium plus accrued and unpaid interest to Riverstone V HHR LP. In connection with the foregoing transactions, the 2015 Credit Agreement was amended and restated (as amended and restated, the "2017 Credit Agreement") on July 10, 2017.

In the fourth quarter of 2017, the Company aligned its Canadian operations with a name change and an update to its corporate structure. On October 1, 2017, CIOC amalgamated with its wholly owned subsidiary Canadian International Oil Operating Corp., and changed its name to "Hammerhead Resources Inc." On December 15, 2017, the Company dissolved its foreign subsidiary "Canadian International Oil (USA) Corp." On December 31, 2017, the Company dissolved its remaining foreign subsidiaries, "Canadian International Oil (Barbados) Corp." and "Canadian International Oil (Overseas) Corp."

On November 6, 2018, the Company entered into a new investment agreement with Riverstone EMEA and 1901, pursuant to which Riverstone EMEA and 1901 agreed to a $295,500,000 equity commitment (the "2018 Investment Agreement"). Pursuant to the 2018 Investment Agreement, the Company issued 33,333,333 Hammerhead Series VII preferred shares, 777,199 Hammerhead Common Shares, as well as one Hammerhead Series VIII preferred share for aggregate proceeds of C$98,834,204. The remaining commitment under the 2018 Investment Agreement was terminated pursuant to the terms of the June 2020 Investment Agreement (as defined below).

Signing of the 2018 Investment Agreement triggered a right to exercise the 2017 Warrants. The 2017 Warrants were fully exercised, which resulted in the issuance of 9,200,913 Hammerhead Common Shares to Riverstone EMEA for gross proceeds of C$9,201. There are currently no 2017 Warrants outstanding.

On March 11, 2019, the Company incorporated a new wholly owned subsidiary, "Prairie Lights Power GP Inc.," and formed an associated limited partnership, "Prairie Lights Power Limited Partnership," in order to initiate a power related project. As at December 31, 2022, the project remains in its preliminary phase with no active operations and no anticipated change in operations or activity in the near term.

On June 17, 2020, the Company entered into an investment agreement with Riverstone EMEA and Riverstone V REL for an equity commitment of C$300,000,000 (the “June 2020 Investment Agreement”). Pursuant to the June 2020 Investment Agreement, Hammerhead issued 267,404,910 Hammerhead Series IX Preferred Shares and 33,721,985 warrants to purchase Hammerhead Common Shares, pursuant to the certain warrant certificate dated June 17, 2020 by and between Hammerhead and Riverstone EMEA to Riverstone EMEA, for aggregate proceeds of $133,702,455. Under the June 2020 Investment Agreement, the remaining equity commitment is subject to approval of Riverstone EMEA and satisfaction of terms and conditions, at any time prior to June 17, 2024. The June 2020 Investment Agreement was terminated at Closing.

The signing of the June 2020 Investment Agreement triggered a right to exercise the remaining 2014 Warrants. As a result of the exercise of the remaining 2014 Warrants, 22,433,772 Hammerhead Series II Preferred Shares were issued to Riverstone V REL on June 17, 2020 for gross proceeds of C$22,434. There are currently no 2014 Warrants outstanding.

On June 19, 2020, the Company amended its 2017 Senior Notes indenture whereby the holders of the 2017 Senior Notes approved an initial debt redemption of US$48,000,000, reducing the aggregate principal balance owing from US$160,000,000 to US$112,000,000 (the "2020 Senior Notes"). The maturity date of the 2020 Senior Notes was extended to July 10, 2024 and the interest rate was increased from 9% to 12% per annum. Under the 2020 Senior Notes indenture, the Company has the option of paying interest as cash or as PIK Interest. The Company subsequently redeemed US$24,000,000 related to the 2020 Senior Notes principal balance on October 10, 2020 for a total cost of US$1.0 dollar.

Concurrently with the signing of the 2020 Senior Notes indenture, on June 19, 2020 the Company amended and restated the 2017 Credit Agreement (as amended and restated, the "2020 Credit Agreement"), whereby the Company's syndicate of three banks reduced the aggregate principal borrowing base to C$240,600,000, prompting an immediate repayment of C$65,000,000 in principal outstanding. The Company subsequently repaid an additional C$2,700,000 in principal outstanding on June 30, 2020, reducing the principal balance outstanding to C$222,300,000.

On December 8, 2020, the Company entered into another investment agreement with HV RA II LLC, which is managed and/or advised by 1901 Partners Management, LP for an equity commitment of $11,550,000 ("December 2020 Investment Agreement"). Pursuant to the December 2020 Investment Agreement, the Company issued 10,295,090 Hammerhead Series IX Preferred Shares and 1,298,296 warrants to purchase Hammerhead Common Shares, pursuant to that certain warrant certificate dated December 8, 2020 by and between Hammerhead and HV RA II LLC, to HV RA II LLC for gross proceeds of $5,147,550.

On May 31, 2021, the 2020 Credit Agreement was amended and restated (as amended and restated, the "2021 Credit Agreement"). The 2021 Credit Agreement eliminated the tranche A and tranche B components of the previous facility, and extended the maturity date of the bank debt. Under the 2021 Credit Agreement, the aggregate maximum principal amount of the Credit Facilities was increased to C$175,000,000, consisting of a C$155,000,000 revolving syndicated facility and a C$20,000,000 operating facility, with an aggregate of C$113,800,000 drawn on the facilities as at the date of the agreement.

On June 9, 2022, the 2021 Credit Agreement was amended and restated (as amended and restated, the "2022 Credit Agreement"). Under the 2022 Credit Agreement, the aggregate maximum principal amount of the Credit Facility was increased to C$300,000,000, consisting of a C$280,000,000 revolving syndicated facility and a C$20,000,000 operating facility. As at October 11, 2022, the aggregate outstanding principal amount of the Credit Facility was C$107,800,000. The proceeds of the Company's private placements, the Credit Facility and financings were used to acquire approximately 111,000 net acres in the Montney trend in Western Canada.

On September 1, 2022, Hammerhead incorporated NewCo, an Alberta corporation, as a wholly owned subsidiary of Hammerhead for the purpose of effecting the Business Combination.

On September 25, 2022, Hammerhead and DCRD entered into the Business Combination Agreement.

On September 26, 2022, the Company redeemed US$57,937,000 aggregate principal amount of the 2020 Senior Notes outstanding, resulting in a total cash payment of US$59,308,175.67, including all accrued PIK Interest to date.

On December 15, 2022, the aggregate maximum principal amount of the Credit Facility was increased to C$350,000,000, consisting of a C$330,000,000 revolving syndicated facility and a C$20,000,000 operating facility.

On February 23, 2023, the Business Combination closed. The Common Shares and Warrants were listed on the Nasdaq under the symbols "HHRS" and "HHRSW", respectively, and on the TSX under the symbols "HHRS" and "HHRS.WT", respectively, on February 27, 2023. For additional information regarding the Business Combination, please see the section entitled "Explanatory Note".

B. Business Overview

Marketing Channels

The Company sells its production to third party marketers which transport and sell the product at market. The Company has agreements in place which allows the Company to assign some of its natural gas production to a counterparty who then transports it to various geographic markets in North America, allowing the company to capture diversified pricing.

Seasonality of the Business

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. A mild winter or wet spring may result in limited access and, as a result, reduced operations or a cessation of operations.

Municipalities and provincial transportation departments enforce road bans that restrict the movement of drilling rigs and other heavy equipment during periods of wet weather, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to increases or declines in exploration and production activity and corresponding increases or declines in the demand for the goods the Company produces.

Raw Materials

Oil and natural gas production at the wellhead is in a raw state that requires further refinement. The Company's raw production is transported to a processing facility via gathering pipelines, where the associated water and basic sediment is removed. The production is required to meet certain refinement standards prior to being accepted on the third party pipelines that transport the product to the end market. Once accepted on the pipeline, natural gas is further refined through straddle plants, which extract additional natural gas liquids sent to market.

Revenue from Contracts with Customers

The Company's revenue from contracts with customers primarily consistent of crude oil and field condensate sales, natural gas sales, and natural gas liquids sales. The Company's crude oil and field condensate, natural gas, and natural gas liquids are generally sold under variable price contracts. The transaction price for variable priced contracts is based on the commodity market price, adjusted for quality, location or other factors. The Company is required to deliver nominated volumes of crude oil and field condensate, natural gas, and natural gas liquids to the contract counterparty. Each barrel equivalent of commodity delivered is considered to be a distinct performance obligation. The amount of revenue recognized is based on the agreed transaction price and is recognized as performance obligations are satisfied, therefore resulting in revenue recognition in the same month as delivery. Receivables are typically collected on the 25th day of the month following production, in accordance with industry standards.

The following section describes the Company's customer base and the principal markets in which the Company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.

Revenues by Category

The table below outlines the Company's revenue by category of commodity:

($Cdn 000's)	Year Ended
Commodity Type	December 31, 2022	December 31, 2021	December 31, 2020
Oil and field condensate	417,791	199,108	125,711
Natural Gas	315,423	165,957	104,267
Natural Gas Liquids	111,430	74,778	33,536

Total revenue from commodity sales	844,644	439,843	263,514

Customer base

The table below outlines customers that constituted individually more than 5% of oil and gas revenue, in any of the last three years:

	% of Revenue-Year ended
Customer	December 31, 2022	December 31, 2021	December 31, 2020
Shell Trading Canada	22.9	24.8	22.6
Macquarie Energy Canada Ltd.	14.9	6.9	7.8
Trafigura Canada Limited	14.2	14.4	18.9
Koch Canada Energy Services, LP	14.0	15.5	14.1
Pembina Infrastructure and Logistics LP	11.7	14.1	11.1
Mercuria Commodities Canada Corporation	11.0	5.5	3.8
Other	11.3	18.8	21.7

Total	100	100	100

Geographic Markets

All points of sale occur in Alberta; however, the Company captures different price points for some natural gas sales through contracts in place, as described below. The percentage of total revenue contributed by pricing obtained from various geographic regions is set forth in the table below.

	% of Revenue Year ended
Region	December 31, 2022	December 31, 2021	December 31, 2020
Oil and Field Condensate
Alberta	100.0	100.0	100.0
Total Oil and Field Condensate Sales	100.0	100.0	100.0
Natural Gas
Alberta	47.0	41.0	52.0
Eastern Canada	29.0	32.0	29.0
United States	24.0	27.0	19.0

Total Natural Gas Sales	100	100	100
Natural Gas Liquids
Alberta	100.0	100.0	100.0

Total Natural Gas Sales	100.0	100.0	100.0

Crude Oil

The Company's crude oil and field condensate production is delivered and sold in Central Alberta through firm service commitments on Pembina Pipeline Corporation's ("Pembina") pipeline systems. The price that the Company receives for crude oil and field condensate production is primarily driven by global supply and demand and the Edmonton light sweet oil and condensate price differentials.

Natural Gas

The point of sale for all of the Company's natural gas is Alberta; however, the Company captures diversified pricing by assigning a proportion of its downstream transport to a counterparty. The Company sells the counterparty gas in Alberta, and the counterparty subsequently transports the gas to markets in Eastern Canada and the United States (Midwest and West Path). The counterparty pays the Company the downstream price less the transport, and deducts a small fee for managing the capacity. The remainder of the Company's gas is sold on the AECO market within Alberta.

NGLs

The Company's plant condensate and product mix of NGLs are currently sold on the Alberta market, but achieve geographical diversification in pricing through Pembina's marketing pool. Pembina operates a pool of sales that provide accessibility to the United States, Asia and Eastern Canada, with market weightings adjusted for supply and demand outlook, as well as seasonality.

Principal Capital Expenditures

The Company's principal capital expenditures and divestitures are set forth in the table below:

	Year Ended December 31,
(Cdn$ thousands)	2022	2021	2020
Drilling and completion	248,141	104,051	63,941
Equipment, facilities and pipelines	114,440	22,742	21,012
Workovers and maintenance capital	12,830	5,851	5,757
Land	1,311	-	-
Geological & geophysical (G&G)	168	1	45
Capitalized and other	6,986	5,899	3,607
Capital expenditures	383,876	138,544	94,362
Asset dispositions (net of acquisitions)	-	(10,027)	-
Net capital expenditures	383,876	128,517	94,362

Operations

The following section describes the Company's: (i) reserves; (ii) operational processes and systems and (iii) cost efficiency of operation.

Reserves

The Company has actioned certain oversight, review and internal control processes regarding its reserve evaluation, including forming a Reserves Committee amongst its board of directors. For the year ended December 31, 2022, the Reserves Committee consisted of three board members: Mr. Begley, Mr. Charron and Mr. Sobie. Following the Business Combination, the Reserves Committee of Hammerhead consists of two board members: Mr. Begley and Mr. Charron. See Item 6.A. "Directors, Senior Management and Employees - Directors and Senior Management" for the biographies of each member of the Reserves Committee. The Reserves Committee's primary purpose is to perform the oversight role of the Company's oil and gas reserves, including any disclosure to shareholders, the public or other third parties. Annually, the Reserves Committee approves the appointment of the independent engineering firm based on technical knowledge and qualifications. On a yearly basis, the Reserves Committee meets with the Company's management and the independent reserve evaluators, where the reserves evaluation performed by the independent engineering firm is presented and the Reserves Committee provides its review, analysis and approval of such evaluation. In addition to the board oversight, the Company has certain control processes in place to ensure thorough examination of the accuracy and validity of the data used to compile the reserve evaluation. These processes include: senior executive approval on data inputs from each individual business unit, reconciliations between the evaluation report and the data provided by the business unit, restricted access of the software systems employed by the Company to only those team members with the required technical knowledge and qualifications, and a thorough internal review performed by both management and the executive team over the independent reserve engineers' evaluation of the Company's oil and gas reserves, prior to it being presented to the Reserves Committee.

The Company's 2022 year-end reserves evaluation was conducted by McDaniel & Associates Consultants Ltd. ("McDaniel") with an effective date of December 31, 2022. McDaniel evaluated 100% of the Company's reserves, which are all located in the Province of Alberta, Canada. First established in 1955, McDaniel has earned a global reputation for consistent and reliable oil and gas consulting services, providing third party reserve reports and certifications for over 60 years with a team of highly skilled and qualified engineers and geoscientists. The technical person primarily responsible for preparing and overseeing the estimates of the Company's annual reserves evaluation is Mr. Michael J. Verney. Mr. Verney graduated from Queen's University in 2006 with a Civil Engineering and Bachelor of Arts degree in Economics. A professional member of the Association of Professional Engineers and Geoscientists of Alberta ("APEGA") (Permit No. 3145), Mr. Verney brings over 15 years of experience in oil and gas reservoir studies and evaluations. Mr. Verney's education, training and technical expertise along with his years of experience within the oil and gas industry, more than qualify him in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as set forth by the Society of Petroleum Engineers. Mr. Verney is proficient in applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

Within the Company, the primary technical person responsible for overseeing the reserve estimates is Dr. Nkem Ejiofor, the Manager, Reservoir Engineering. Dr. Ejiofor graduated from the University of Alaska, Fairbanks in 2003 with a Master of Science degree in Petroleum Engineering. He later received his Doctorate of Management in Organizational Leadership in 2020 from the University of Phoenix. A professional member with APEGA (Permit No. 4046) since his enrollment in 2005, Dr. Ejiofor has over 20 years of related oil and gas industry experience. Dr. Ejiofor is proficient in applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

The Company establishes its proved reserves estimates using standard geological and engineering technologies and computational methods, which are generally accepted by the petroleum industry. The Company primarily prepares its proved reserves additions by analogy using type curves that are based on decline curve analysis of wells in analogous reservoirs. Reasonable certainty is further established over the Company's proved reserve estimates by using one or more of the following methods: geological and geophysical information to establish reservoir continuity between penetrations, rate-transient analysis, analytical and numerical simulations, or other proprietary technical and statistical methods.

In order to achieve reasonable certainty over the estimates derived, both McDaniel and the Company use software technology. McDaniel employs EVA software; a cloud-based analytics platform developed by the firm specifically for the oil and gas industry, and a Resource Inventory Tracking Agent, which is proprietary software used to track well locations and calculate recovery factors. Additionally, machine learning models are employed to gather and examine large volumes of information and translate it into actionable insights. The technologies employed by McDaniel use standard engineering methods that are generally accepted by the petroleum industry. The Company employs well logs, production tests, seismic and core data, as well as historical production trends to develop proved reserves estimations. Reasonable certainty around the accuracy and validity of the information is further confirmed through the technologies used consisting of wireline deployed bottom hole pressure gauges to acquire data for pressure build-up analysis in order to estimate reservoir pressure, core analysis to calibrate and validate wireline log data for estimating resources in place and production interference tests and analysis to evaluate the impact of well spacing assumptions. The disclosures contained in this section providing oil and gas information are prepared in accordance with FASB Accounting Standards Codification topic 932; Extractive Activities - Oil and Gas. The Company's financial reporting is prepared in accordance with IFRS as issued by the International Accounting Standards Board.

For the purposes of determining proved oil and natural gas reserves under SEC requirements as at December 31, 2022 and 2021, the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.

For reserves calculated under Canadian securities law requirements, please refer to the Company's filing of its Form 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information as filed on the Company's SEDAR profile on www.sedar.com. Such reserves were prepared in accordance with guidelines specified in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), as adopted by the Canadian Securities Administrators, and the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook").  The reserves information presented herein have been prepared in accordance with the guidelines specified in Item 1202(a)(8) of Regulation S-K and in conformity with Rule 4-10(a) of Regulation S-X (the "U.S. Standards"). There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101, and the difference between the reported numbers under the two disclosure standards can, therefore, be material. For example, the U.S. Standards require United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves in accordance with the SEC's definitions. Additionally, the COGE Handbook and NI 51-101 require disclosure of reserves and related future net revenue estimates based on forecast prices and costs, whereas the U.S. Standards require that reserves and related future net revenue be estimated using average prices for the previous 12 months (constant prices) and that the standardized measure reflect discounted future net income taxes related to the Company's operations. In addition, the COGE Handbook and NI 51-101 permit the presentation of reserves estimates on a "company gross" basis (representing the Company's working interest share before deduction of royalties) and "company net" basis (after the deduction of royalties and similar payments), whereas the U.S. Standards require the presentation of net reserve estimates after the deduction of royalties and similar payments only. There are also differences in the technical reserves estimation standards applicable under NI 51-101 and, pursuant thereto, the COGE Handbook, and those applicable under the U.S. Standards, along with NI 51-101 requiring a more granular product type classification than required by U.S. Standards. NI 51-101 also requires that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. Standards specify a five-year limit after initial booking for the development of proved undeveloped reserves. Finally, the SEC prohibits disclosure of oil and gas resources in SEC filings, including contingent resources, whereas Canadian securities regulatory authorities allow disclosure of oil and gas resources. Resources are different than, and should not be construed as, reserves. The foregoing is not an exhaustive summary of Canadian or U.S. reserves reporting requirements.

McDaniel compiled three reports as to the reserves of the Company as of December 31, 2022, 2021 and 2020, respectively, which were prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and in conformity with Rule 4-10(a) of Regulation S-X, and are to be used for inclusion in certain filings of the SEC; such reports are filed as Exhibits 15.3, 15.4 and 15.5 to this Annual Report.

Petroleum and Natural Gas Reserve Information

The following definitions are consistent with SEC regulations, including Rule 4-10(a) of Regulation S-X.

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

i. Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

ii. Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The Company cautions users of this information as the process of estimating oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity. Net reserves presented in this section represent the Company's working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

Summary of Corporate Reserves

The following tables are summaries of the Company's estimated proved reserves at December 31, 2021 and 2022, as reconciled from the previous years:

Year Ended December 31, 2022
Constant Prices and Costs
Net Proved Developed and Proved Undeveloped Reserves(1)	Light and Medium Crude Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids(2) (mbbl)	Barrels of Oil Equivalent (mboe)
December 31, 2021
Developed	8,849.8	187,537.6	5,922.2	46,028.2
Undeveloped	30,384.4	332,613.5	10,710.7	96,530.6
Total - December 31, 2021	39,234.2	520,151.1	16,632.9	142,558.9
Extensions & Discoveries	15,594.7	146,171.0	4,931.3	44,887.8
Improved Recovery	-	-	-	-
Technical Revisions	(12,952.9)	(171,761.2)	(4,964.7)	(46,544.4)
Acquisitions	-	-	-	-
Dispositions	-	-	-	-
Production - 2022	(2,490.4)	(35,498.3)	(1,208.4)	(10,065.2)
December 31, 2022	38,935.6	459,062.6	15,391.1	130,837.1

Developed	10,952.5	190,655.9	6,331.9	49,060.4
Undeveloped	27,983.1	268,406.7	9,059.1	81,776.7

Total - December 31, 2022	38,935.6	459,062.6	15,391.1	130,837.1

____________

(1) Numbers may not add due to rounding

(2) Net quantities of Natural Gas Liquids include immaterial amounts of condensate

In 2022, the Company’s proved reserves decreased by 11.7 MMBOE from 2021 primarily due to Extensions and Discoveries of 44.9 MMBOE. Approximately six percent of the extension volume was the result of drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the fiscal year, 53 percent was the result of changes in the development plan where locations moved into the first five years of the development schedule, and approximately 41 percent was from new proved undeveloped locations.  Approximately 46 percent of the 2022 extensions and discoveries were oil, condensate and NGLs. Revisions of previous estimates were negative 46.5 MMBOE primarily due to the removal of 39 undeveloped locations that are not planned to be drilled within five years of their first disclosure date of -22.9 MMBOE, in addition to changes in pad development of -15.7 MMBOE, higher 12-month average trailing prices of -5.0 MMBOE and by negative performance revisions other than price of -2.9 MMBOE

Production for 2022 was 10.1 MMBOE. There were no dispositions for the year ended December 31, 2022.

Proved reserves are estimated based on the average first-day-of-month prices during the 12-month period for the respective year. The average prices used to compute proved reserves at December 31, 2022 were WTI: $94.14 per bbl, Edmonton Light Crude: C$119.13 per bbl, Henry Hub: $6.25 per MMBtu, and AECO Spot: C$5.62 per MMBtu. Prices for oil, NGLs and natural gas are inherently volatile.

Changes to the Company's proved undeveloped reserves during 2022 are summarized in the table below:

Barrels of Oil Equivalent (mboe)(1)
December 31, 2021	96,530.6
Extensions and discoveries	42,035.7
Technical revisions	(43,089.9)
Conversions to developed	(13,699.7)

December 31, 2022	81,776.7

___________

(1) Numbers may not add due to rounding

As of December 31, 2022, there are no proved undeveloped reserves that will remain undeveloped for five years or more.

Extensions and discoveries of 42.0 MMBOE of proved undeveloped reserves were the result of changes in the development plan where locations moved into the first five years of the development schedule, in addition to new proved undeveloped locations. Revisions of prior estimates were negative 43.1 MMBOE primarily due to the removal of 39 undeveloped locations that are not planned to be drilled within five years of their first disclosure date of -22.9 MMBOE, changes in pad development of -15.7 MMBOE, in addition to higher 12-month average trailing prices of -4.4 MMBOE.

Conversions of proved undeveloped reserves to proved developed status were 13.7 MMBOE, equating to 14 percent of the total prior year-end proved undeveloped reserves. The Company spent approximately $248.1 million on drilling and completions activities to develop proved undeveloped reserves in 2022.

Year Ended December 31, 2021 Constant Prices and Costs
Net Proved Developed and Proved Undeveloped Reserves(1)	Light and Medium Crude Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids(2) (mbbl)	Barrels of Oil Equivalent (mboe)
December 31, 2020
Developed	8,098.3	153,787.8	4,477.6	38,207.2
Undeveloped	21,881.8	252,552.1	7,647.9	71,621.7
Total - December 31, 2020	29,980.1	406,339.9	12,125.5	109,828.9
Extensions & Discoveries	10,520.9	117,960.7	3,792.2	33,973.2
Improved Recovery	-	-	-	-
Technical Revisions	1,291.5	33,623.7	2,142.6	9,038.1
Acquisitions	-	-	-	-
Dispositions	(70.5)	(354.9)	(2.8)	(132.5)
Production - 2021	(2,487.8)	(37,418.3)	(1,424.6)	(10,148.8)
December 31, 2021	39,234.2	520,151.1	16,632.9	142,558.9

Developed	8,849.8	187,537.6	5,922.2	46,028.2
Undeveloped	30,384.4	332,613.5	10,710.7	96,530.6

Total - December 31, 2021	39,234.2	520,151.1	16,632.9	142,558.9

____________

(1) Numbers may not add due to rounding

(2) Net quantities of Natural Gas Liquids include immaterial amounts of condensate

In 2021, the Company's proved reserves increased by 32.7 MMBOE from 2020 primarily due to extensions and discoveries of 34.0 MMBOE. Approximately 6 percent of the extension volume was the result of drilling wells that did not have any proved undeveloped reserves assigned at the beginning of the fiscal year, with approximately 94 percent from new proved undeveloped locations. Approximately 42 percent of the 2021 extensions and discoveries were oil, condensate and NGLs. Revisions of previous estimates were positive 9.0 MMBOE primarily due to higher 12-month average trailing prices of 9.5 MMBOE, positive performance revisions other than price of 1.6 MMBOE, largely offset by changes in pad development of 2.1 MMBOE.

Production for 2021 was 10.1 MMBOE. Dispositions of 0.1 MMBOE were from the sale of the Simonette property.

Proved reserves are estimated based on the average first-day-of-month prices during the 12-month period for the respective year. The average prices used to compute proved reserves at December 31, 2021 were WTI: $66.55 per bbl, Edmonton Light Crude: C$78.15 per bbl, Henry Hub: $3.64 per MMBtu, and AECO Spot: C$3.57 per MMBtu. Prices for oil, NGLs and natural gas are inherently volatile.

Changes to the Company's proved undeveloped reserves during 2021 are summarized in the table below:

Barrels of Oil Equivalent (mboe)(1)
December 31, 2020	71,621.7
Extensions and discoveries	31,967.3
Technical revisions	3,638.0
Conversions to developed	(10,696.4)

December 31, 2021	96,530.6

___________

(1) Numbers may not add due to rounding

As of December 31, 2021, there are no proved undeveloped reserves that will remain undeveloped for five years or more.

Extensions and discoveries of 32.0 MMBOE of proved undeveloped reserves were the result of new proved undeveloped locations. Revisions of prior estimates of proved undeveloped reserves were positive 3.6 MMBOE. This was primarily due to the revisions of previous estimates due to higher 12-month average trailing prices of 8.2 MMBOE. These revisions were partially offset by changes in pad layouts of 2.2 MMBOE and negative revisions due to performance of 2.4 MMBOE.

Conversions of proved undeveloped reserves to proved developed status were 10.7 MMBOE, equating to 15 percent of the total prior year-end proved undeveloped reserves. The Company spent approximately $104.1 million on drilling and completions activities to develop proved undeveloped reserves in 2021.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The future net revenues and net present values presented in this summary were calculated using constant prices and costs based on the average first-day-of-the-month petroleum product prices for the 12 months of 2022 and 2021, with no inflation of operating or capital costs, and were presented in Canadian dollars. All of the future net revenues and net present value estimates in this summary are presented before income taxes. A 10% discount factor was applied to the future net cash flows. Future development costs used in the calculation of future net revenue includes the costs to settle the asset retirement obligations for each period presented. The future net revenues presented in this summary may not necessarily represent the fair market value of the reserves estimates. The Company's management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The following table summarizes the standardized measure of discounted future net cash flows relating to proved oil, NGL and natural gas reserves, for the years ended December 31, 2022 and 2021:

($CAD millions)	2022	2021
Future cash inflows	8,729	6,075
Future production costs	2,932	(2,402)
Future development/abandonment costs	1,389	(1,220)

Undiscounted pre-tax cash flows	4,408	2,453
Deferred income taxes	(687)	(223)

Future net cash flows	3,720	2,230
Less 10% annual discount factor	(1,345)	(848)

Standardized measure of discounted future net cash flows	2,376	1,382

The following table reconciles the changes in standardized measure of future net cash flows discounted at 10% per year relating to proved petroleum and natural gas producing reserves:

	For the year ended December 31,
($CAD millions)	2022	2021
Standardized measure of discounted future net cash flows at beginning of year	1,382	174
Oil and gas sales during period net of production costs and royalties(1)	564	(257)
Changes due to prices(2)	665	990
Development costs during the period(3)	377	137
Changes in forecast development costs(4)	42	(242)
Changes resulting from extensions, infills and improved recovery(5)	1,000	341
Changes resulting from discoveries(2)	-	-
Changes resulting from acquisition of reserves(5)	-	-
Changes resulting from disposition of reserves(5)	-	-
Accretion of discount(6)	169	17
Net change in income tax(7)	(464)	(223)
Changes resulting from other changes and technical reserves revisions plus effects on timing(8)	(1,359)	445

Standardized measure of discounted future net cash flows at end of year	2,376	1,382

_____________

(1) Company actual before income taxes, excluding general and administrative expenses

(2) The impact of changes in prices and other economic factors on future net revenue

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves

(4) The change in forecast development costs

(5) End of period net present value of the related reserves

(6) Estimated as 10 percent of the beginning of period net present value

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of the period

(8) Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast, etc.

The following table summarizes net capitalized costs relating to petroleum and natural gas producing activities, as at December 31, 2022 and 2021:

Capitalized Costs
As at December 31, ($CAD millions)	2022	2021
Proved oil and gas properties	2,495	2,119
Unproved oil and gas properties	-	-

Total capitalized costs	2,495	2,119
Accumulated depletion and depreciation	(866)	(722)

Net Capitalized Costs	1,629	1,397

The following table summarizes costs incurred in petroleum and natural gas property acquisitions, exploration and development activities, for the years ended December 31, 2022 and 2021:

Costs Incurred	For the year ended December 31,
($CAD millions)	2022	2021
Property acquisition (disposition) costs
Proved oil and gas properties - acquisitions	-	-
Proved oil and gas properties - dispositions	-	(10)
Unproved oil and gas properties	1	-
Exploration costs	-	-
Development costs	377	137

Total Expenditures	378	127

Operational Processes and Systems

Cost Efficiency of Operation

The Company has sought to establish a mindset of business improvement across the Company, which is intended to allow the Company to adapt its business in accordance with changing industry dynamics, and accommodate the environment in which it operates. To assist in managing fluctuations in commodity pricing, the Company strives for cost efficiencies across all of its operations, derived from evolving processes, technologies and strategic approaches.

Operating and Transportation Cost Efficiencies

The following charts outline the changes in operating and transportation expense over the last five years:

Operating Expenses

Operating expenses have been reduced by 13% from 2018 to 2022 from C$10.44/boe to C$9.10/boe, respectively. The largest reductions in costs have been driven by reduced trucking of emulsion and water due to tie-in of certain single well batteries, and a reduction in rental equipment due to facility expansions and improved cycle time of pad facilities post completion. Additionally, improved cost efficiencies on well workovers and a sustained reduction in spill remediation has resulted in further savings. These savings have been partially offset by cost pressures due to take or pay TOP obligations on Midstream gathering and processing fees, which impacted both 2020 and 2021. As production grows in 2023 and beyond, the Company believes that take or pay expenses will be reduced. Midstream gathering and processing fees impact the Company's operating expenses by approximately C$2.50/boe.

Transportation Expenses

Transportation expenses have climbed by 22% from 2018 to 2022 from C$4.88/boe to C$5.95/boe, respectively. Transportation costs include downstream transport for sales of gas, oil and also includes fractionation for NGL production. The largest impact to transportation cost escalation has been associated with downstream pipeline costs to the ex-Alberta markets, where the Company sells a portion of its gas. Starting in late 2017, the Company began its strategy of delivering gas beyond the constrained AECO market. By 2021, contracts to Dawn, Chicago, Malin and Stanfield were in place with approximately 65mmcf/d of gas requiring transport beyond the AECO hub. Although the transportation costs are higher, the resultant price for gas is also higher, resulting in higher netbacks for the Company gas. Additionally, in 2022, there was C$0.20/boe of take or pay expenses due to sales gas obligations to TC Energy Corporation and oil obligations to Pembina. The Company believes that take or pay will be reduced in 2023 and beyond, as production starts to grow again.

Capital Cost Efficiencies

Drilling

The Company has executed on drilling efficiencies through continuous improvements and successful implementation of a mono bore wellbore design. Specifically, the Company has successfully shortened drilling times, contributing to a reduction in drilling cost per horizontal meter. Best composite is the combination of the Company's best performing wells across each of their drill sections. The spud ("Spud") is the first day a rig starts operations on a well. Rig Release ("RR") is the last day a rig performs operations on a well. The cost increases from 2021 to 2022 are due to inflationary pressures, which were partially offset by execution performance.

Completion

The Company has executed on completion efficiencies through continuous improvements and a change of completion design to an Extreme Limited Entry system. Specifically, the Company has successfully shortened required completion times through a higher tonne per day ratio, contributing to an overall reduction in cost per tonne. The cost increases from 2021 to 2022 were due to inflationary pressures, partially offset by execution performance.

Sustainability

The Company seeks to do business in a responsible and sustainable manner, acting with integrity and high standards of business ethics. The Company's guiding principles are as follows:

  Conduct its business with high standards of ethical conduct and corporate governance.

  Integrate sustainability into its governance and corporate strategy.
  Meet or exceed all rules, regulations, policies, and standards governing and supporting the development of new energy projects in Alberta.
  Provide a safe work environment.
  Protect the environment for future generations.
  Engage and work collaboratively with stakeholders throughout our projects.

The Company has the following sustainability commitment, goal and mission:

Commitment	Integration and balance between business strategy, ESG culture, and execution - creating a resilient business model for continual growth in existing and new markets.

Goal	To be a leader in sustainability through our actionable progress, transparency, and disclosures.

Mission	To conduct our business with respect and care for our stakeholders, communities, and the environment beyond compliance.

In 2022, the Company refined the three-to-five-year strategies for each of its sustainability focus areas: Water, Climate, Air & Emissions, Land & Biodiversity, Indigenous Relations, and Risk Management. The Company aligned pace, initiatives, and resources required to successfully implement meaningful strategies and progress maturity in these focus areas. As the Company continues to build out strategies within the focus areas, they will increase the transparency as it pertains to the level of detail and goals associated with these plans. Safe operations continue to be a foundational requirement for the Company. In 2022, the Company stated its mandate to become a safety leader and partner of choice in the Industry. The safety assessments conducted in 2022 helped to set the goals for 2023: implement a safety communication plan and roll out safety leadership training for all operational safety leaders.

Climate, Air & Emissions

The Company is committed to reducing its Scope 1 and Scope 2 greenhouse gas emissions with a target of net zero by 2030. To reach this goal, the Company has already embarked on a decarbonization investment campaign across its asset base with its CCS program that is estimated to require $240 million of capital between 2024 and 2029. That program is expected to drive a reduction in Scope 1 and Scope 2 emissions of approximately 79% on an absolute basis and approximately 89% on a per boe basis by 2029, as compared to 2021 levels, assuming that each of the Company's oil batteries are converted to CCS from 2024 through 2029. The Company believes that further GHG emissions reductions will result from the implementation of an amine scrubbing process at the Company's batteries, which will allow the Company to capture and sequester CO2 that is naturally occurring in the gas we produce. To the extent that there are residual Scope 1 GHG emissions from our operations after these CCS projects are completed, the Company intends to purchase carbon offsets to cover any remaining Scope 1 GHG emissions.

The Company intends to have four major batteries across its land base that will be equipped with carbon capture equipment and associated disposal infrastructure. As well, amine contractors will be added at each battery to strip the CO2 from the produced gas stream. Significant spending of C$62.0 million is expected to begin in 2024 with the installation of CCS for one Gold Creek battery. Subsequently, each remaining battery conversion is expected to take approximately one year.

The Company batteries have always been, and continue to be, designed as zero venting facilities. Other operational practices already in place to lower emissions include well pads designed as zero vent and zero flare, and pipelines being built to pad sites prior to completion to minimize flaring during well clean up. Since 2020, all the Company pad sites have been designed as zero vent and an additional four existing pads were retrofitted in 2021 to zero venting pads. For the year ended December 31, 2022, the Company's Scope 1 GHG vent emissions were 0.9 kgCO2e/boe, compared to 2.1kgCO2e/boe and 2.2kgCO2e/boe for the years ended December 31, 2021 and 2020, respectively. In 2023, the Company forecasts vent emissions to be 0.1kgCO2e/boe.

Water

The Company is actively working to reduce its reliance on freshwater by minimizing its water requirements for completion and reviewing the application of produced water in completions. The Company's 2023 target is to use >100,000 m3 of produced water for completions during its operations. All of the Company's freshwater (non-saline) water usage is conveyed via overland water pipelines, eliminating the need for trucks on the road and their corresponding emissions.

Indigenous Relations

The Company recognizes the Aboriginal and Treaty Rights of First Nations, Metis, and Inuit peoples and is committed to working collaboratively with Indigenous communities in an atmosphere of integrity, honor and respect. Since 2017, education has been a focus area for the Company with Indigenous communities. In 2019, the Company officially branded its education program as the Mark Calliou Reconciliation through Education Initiative. The Company acknowledges the history of residential schools and wants to be a part of the desired reconciliation. We believe that school should be a positive experience and that any student who completes it should be rewarded. The Company recognizes students entering grade nine with a gift card and upon their high school graduation, the Company will gift the graduate with a laptop to use for their post-secondary or career purposes at a special graduation celebration. In 2022, there were 29 recipients of this program compared to 12 recipients in 2017, demonstrating a 142% increase in the program's participation since it began.

Land & Biodiversity

The Company continues to minimize its wetland disturbances by practicing avoidance, mitigating the impacts of its activities, and restoring wetlands to equivalent aquatic capacity. The Company has constructed an innovative access road within a wetland educational center with the goal of educating others on how oil and gas companies are protecting the wetlands beneath, demonstrating mitigation techniques where avoidance is not possible.

Risk Management

The Company's operating team identifies operational risks to the Company, ensuring that all reasonable steps are taken to implement systems and execute procedures to adequately address these risks and reduce their impact on the Company. This process has been driven on a team basis with each individual team (i.e. Health and Safety, Facilities, or Drilling) identifying, assessing and managing their own operational risks with associated risk matrices. Further, risks related to climate change and the transition to a lower carbon economy will impact the Company. A Canadian net zero economy, supported by the Canadian Net-Zero Emissions Accountability Act (the "CNEAA") and enacted through new polices, regulations, and standards is emerging. In 2022, the Company continued the risk planning exercise of climate scenario analysis, looking to understand key emerging issues that may impact its core business and the Canadian oil and gas sector through 2050.

Health & Safety

The health and safety of the Company's personnel, including its employees, contractors, and the communities the Company works in, is its highest priority. The Company actively works to ensure that every employee and contractor is aware of, understands, and adheres to the Health and Safety Management System and associated policies. Safety is a shared responsibility of the Company's leaders, employees, and contractors. For the year ended December 31, 2022, the Company had a total recordable injury frequency ("TRIF") of 0.5, compared to 0.6 and 0.6 for the years ended December 31, 2021 and 2020, respectively. TRIF is a representative metric for safety performance given its consideration of manhours worked. The Company saw a 92% increase in manhours from 2021 and the recordable injury count increased 50% over 2021 numbers. As a result, TRIF declined in 2022.

Legal

This section describes legal and other general matters relating to the Company, including insurance, material contracts entered into outside the ordinary course of business, government regulation, property, plant and equipment, intellectual property rights and legal proceedings, investigations and other regulatory matters.

Liabilities and Indebtedness

Credit Facility

The Company's bank debt is pursuant to the Credit Facility with a syndicate of lenders under the 2022 Credit Agreement. Under the 2022 Credit Agreement, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semi-annually as of May 31st and November 30th of each year.

On June 9, 2022, the Company amended the Credit Facility pursuant to the 2022 Credit Agreement. Under the 2022 Credit Agreement, the aggregate maximum principal borrowing amount of the Credit Facilities was increased to C$300.0 million, consisting of a C$280.0 million revolving syndicated facility and a C$20.0 million operating facility. The Credit Facility has a term out date of May 31, 2023, with an option to extend for an additional 364 days at the lenders' discretion and a maturity date of the first anniversary of the term out date.

On December 15, 2022, the aggregate maximum principal amount of the Credit Facility was increased to C$350,000,000, consisting of a C$330,000,000 revolving syndicated facility and a C$20,000,000 operating facility.

As of December 31, 2022, the Company was in compliance with all covenants and cross default clauses stated in the 2022 Credit Agreement and subsequent amendments. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations and repayment of the 2020 Senior Notes as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets of the Company, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership.

Amounts borrowed in Canadian dollars under the Credit Facility bear interest at the Company's option based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and amortization. The Credit Facility also includes standby fees on balances not drawn.

Letters of Credit

The Company has letters of credit in both Canadian and U.S. dollars pursuant to a standby letter of credit facility agreement (the "Letter of Credit Facility") with CIBC. The obligations of the Company under the Letter of Credit Facility are guaranteed by Export Development Canada ("EDC"), which guarantee is supported by a guarantee and indemnity granted by the Company to EDC. As at December 31, 2022, the Company's Canadian dollar denominated letters of credit totaled C$13.8 million, and its U.S. dollar denominated letters of credit, totaled US$0.7 million.

Term Debt

Hammerhead ULC currently has outstanding approximately US$58.5 million in principal amount of 2020 Senior Notes, based on an amended Senior Notes indenture effective June 19, 2020. The maturity date of the 2020 Senior Notes is July 10, 2024 and the notes bear interest at 12% per annum, payable as cash or as PIK Interest at the Company's option. PIK Interest is added to the principal payable balance of the 2020 Senior Notes and is due on maturity. The Company has exercised the PIK Interest option since the 2020 Senior Notes were issued.

There are no maintenance financial covenants; however, there are standard business operating covenants, as well as covenants that may limit the Company's ability to incur additional debt. As at December 31, 2022, the Company was in compliance with all covenants related to the 2020 Senior Notes.

Insurance

The Company maintains insurance coverage for damage to its commercial property, third-party liability, and employers' liability, sudden and accidental pollution and other types of loss or damage. The insurance coverage is subject to deductibles that must be met prior to any recovery. Additionally, the insurance is subject to exclusions and limitations, and such coverage may not adequately protect it against liability from all potential consequences and damages. See "Risk Factors-Risks Relating to the Company's Business and the Exploration and Production Industry-Not all risks of conducting oil and natural gas opportunities are insurable and the occurrence of an uninsurable event may have a materially adverse effect on the Company."

Governmental Regulation and Industry Conditions

Companies operating in the Canadian oil and gas industry are subject to extensive regulation and control of operations (including with respect to land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government as well as with respect to the pricing and taxation of petroleum and natural gas through legislation enacted by, and agreements among, the federal and provincial governments of Canada, all of which should be carefully considered by investors in the Western Canadian oil and gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments governments may enact in the future.

The Company's assets and operations are regulated by administrative agencies that derive their authority from legislation enacted by the applicable level of government. Regulated aspects of the Company's upstream oil and natural gas business include all manner of activities associated with the exploration for and production of oil and natural gas, including, among other matters: (i) permits for the drilling of wells and construction of related infrastructure; (ii) technical drilling and well requirements; (iii) permitted locations and access of operation sites; (iv) operating standards regarding conservation of produced substances and avoidance of waste, such as restricting flaring and venting; (v) minimizing environmental impacts, including by reducing emissions; (vi) storage, injection and disposal of substances associated with production operations; and (vii) the abandonment and reclamation of impacted sites. In order to conduct oil and natural gas operations and remain in good standing with the applicable federal or provincial regulatory scheme, producers must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance in this regard can be costly and a breach of the same may result in fines or other sanctions.

The discussion below outlines some of the principal aspects of the legislation, regulations, agreements, orders, directives and a summary of other pertinent conditions that impact the oil and gas industry in Western Canada, specifically in the Province of Alberta where the Company's assets are located. While these matters do not affect the Company's operations in any manner that is materially different than the manner in which they affect other similarly-sized industry participants with similar assets and operations, investors should consider such matters carefully.

Pricing and Marketing in Canada

Crude Oil

Oil producers are entitled to negotiate sales contracts directly with purchasers. As a result, macroeconomic and microeconomic market forces determine the price of oil. Worldwide supply and demand factors are the primary determinant of oil prices, but regional market and transportation issues also influence prices. The specific price that a producer receives will depend, in part, on oil quality, prices of competing products, distance to market, availability of transportation, value of refined products, supply/demand balance and contractual terms of sale.

Global oil markets have recovered significantly from price drops resulting from the COVID-19 pandemic. In 2022, oil prices rose to the highest levels since 2014 due to tight supply and a resurgence in demand. The Organization of Petroleum Exporting Countries ("OPEC") forecasts robust growth in world oil demand in 2023, spurred by the relaxation of China's zero-COVID policy. OPEC predicts global oil demand to rise by 2.25 million barrels per day in 2023, despite newly emerging COVID-19 variants, interest rate increases in major economies and other uncertainties with respect to the world economy.

In February 2022, Russian military forces invaded Ukraine. Ongoing military conflict between Russia and Ukraine has significantly impacted the supply of oil and gas from the region. In addition, certain countries including Canada and the United States have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy in addition to the near term effects on Russia. The long-term impacts of the conflict remain uncertain.

Natural Gas

Negotiations between buyers and sellers determine the price of natural gas sold in intra-provincial, interprovincial and international trade. The price received by a natural gas producer depends, in part, on the price of competing natural gas supplies and other fuels, natural gas quality, distance to market, availability of transportation, length of contract term, weather conditions, supply/demand balance and other contractual terms of sale. Spot and future prices can also be influenced by supply and demand fundamentals on various trading platforms.

Natural Gas Liquids ("NGLs")

The pricing of condensates and other NGLs such as ethane, butane and propane sold in intra-provincial, interprovincial and international trade is determined by negotiation between buyers and sellers. The profitability of NGLs extracted from natural gas is based on the products extracted being of greater economic value as separate commodities than as components of natural gas and therefore commanding higher prices. Such prices depend, in part, on the quality of the NGLs, price of competing chemical stock, distance to market, access to downstream transportation, length of contract term, supply/demand balance and other contractual terms of sale.

Exports from Canada

The Canada Energy Regulator (the "CER") regulates the export of oil, natural gas and NGLs from Canada through the issuance of short-term orders and long-term export licenses pursuant to its authority under the Canadian Energy Regulator Act (the "CERA"). Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the CER and the federal government. The Company does not directly enter into contracts to export its production outside of Canada.

Transportation Constraints and Market Access

Transportation capacity to transport production from Western Canada to Eastern Canada, the United States and other international markets has been, and continues to be, a major constraint on the exportation of crude oil, natural gas and NGL. Although certain pipeline and other transportation and export projects have been announced or are underway, many proposed projects have been cancelled or delayed due to regulatory hurdles, court challenges and economic and other socio-political factors. Due in part to growing production and a lack of new and expanded pipeline and rail infrastructure capacity, producers in Western Canada have experienced low commodity pricing relative to other markets in the last several years.

Oil Pipelines

Under Canadian constitutional law, the development and operation of interprovincial and international pipelines fall within the federal government's jurisdiction and, under the CERA, new interprovincial and international pipelines require a federal regulatory review and Cabinet approval before they can proceed. However, recent years have seen a perceived lack of policy and regulatory certainty in this regard such that, even when projects are approved, they often face delays due to actions taken by provincial and municipal governments and legal opposition related to issues such as Indigenous rights and title, the government's duty to consult and accommodate Indigenous peoples and the sufficiency of all relevant environmental review processes. Export pipelines from Canada to the United States face additional unpredictability as such pipelines also require approvals from several levels of government in the United States.

Producers negotiate with pipeline operators to transport their products to market on a firm, spot or interruptible basis depending on the specific pipeline and the specific substance. Transportation availability is highly variable across different jurisdictions and regions. This variability can determine the nature of transportation commitments available, the number of potential customers and the price received.

Specific Pipeline Updates

The Trans Mountain Pipeline expansion received Cabinet approval in November 2016. Following a period of political opposition in British Columbia, the federal government acquired the Trans Mountain Pipeline in August 2018. Following the resolution of a number of legal challenges and a second regulatory hearing, construction on the Trans Mountain Pipeline expansion commenced in late 2019. Earlier estimated at $12.6 billion, Trans Mountain increased the project budget to $21.4 billion in February 2022. The pipeline is expected to be mechanically complete at the end of 2023 and in-service in the first quarter of 2024, an extension from Trans Mountain's initial December 2022 estimate. The budget increase and in-service date delay have been attributed to, among other things, the ongoing effects of the COVID-19 pandemic and the widespread flooding in British Columbia in late 2021.

In November 2020, the Attorney General of Michigan filed a lawsuit to terminate an easement that allows the Enbridge Line 5 pipeline system to operate below the Straits of Mackinac, attempting to force the lines comprising this segment of the pipeline system to be shut down. Enbridge Inc. stated in January 2021 that it intends to defy the shut down order, as the dual pipelines are in full compliance with U.S. federal safety standards. The Government of Canada invoked a 1977 treaty with the United States on October 4, 2021, triggering bilateral negotiations over the pipeline. In August 2022, the United States District Court for Western Michigan rejected the Attorney General of Michigan's efforts to move the dispute to Michigan state court, citing important federal interests at stake in having the dispute heard in federal court. Michigan's Attorney General intends to appeal the decision.

In September 2022, the District Court of Wisconsin ruled in favour of the Bad River Band in its dispute with Enbridge Inc. over the Enbridge Line 5 pipeline system in that state. Stopping short of ordering the system to be shut down, the Court ruled that the Bad River Band is entitled to financial compensation, and ordered Enbridge Inc. to reroute the pipeline around Bad River territory within five years.

Natural Gas and Liquefied Natural Gas ("LNG")

Natural gas prices in Western Canada have been constrained in recent years due to increasing North American supply, limited access to markets and limited storage capacity. Companies that secure firm access to infrastructure to transport their natural gas production out of Western Canada may be able to access more markets and obtain better pricing. Companies without firm access may be forced to accept spot pricing in Western Canada for their natural gas, which is generally lower than the prices received in other North American regions. The Company entered into firm service commitments in order to mitigate its risk and exposure to volatile AECO pricing. The firm service agreements allow the Company geographical diversification across North America, including Alberta, Eastern Canada and the United States (Midwest and West Path) markets.

Required repairs or upgrades to existing pipeline systems in Western Canada have also led to reduced capacity and apportionment of access, the effects of which have been exacerbated by storage limitations. In October 2020, TC Energy Corporation received federal approval to expand the Nova Gas Transmission Line system (the "NGTL System") and the expanded NGTL System was completed in April 2022.

Specific Pipeline and Proposed LNG Export Terminal Updates

While a number of LNG export plants have been proposed in Canada, regulatory and legal uncertainty, social and political opposition and changing market conditions have resulted in the cancellation or delay of many of these projects. Nonetheless, in October 2018, the joint venture partners of the LNG Canada LNG export terminal announced a positive final investment decision. Once complete, the project will allow producers in northeastern British Columbia to transport natural gas to the LNG Canada liquefaction facility and export terminal in Kitimat, British Columbia via the Coastal GasLink pipeline (the "CGL Pipeline"). With more Alberta and northeastern British Columbia gas egressing through the CGL Pipeline, the NGTL System will have more capacity, which may result in a closer link between AECO and NYMEX gas prices. The Company anticipates it will see higher AECO pricing, more in line with the United States market, and generally, higher gas prices overall. Phase 1 of the LNG Canada project reached 70% completion in October 2022, with a completion target of 2025.

In May 2020, TC Energy Corporation sold a 65% equity interest in the CGL Pipeline to investment companies KKR & Co Inc. and Alberta Investment Management Corporation while remaining the pipeline operator. Despite its regulatory approval, the CGL Pipeline has faced legal and social opposition. For example, protests involving the Hereditary Chiefs of the Wet'suwet'en First Nation and their supporters have delayed construction activities on the CGL Pipeline, although construction is proceeding. As of November 2022, construction of the CGL Pipeline was approximately 80% complete.

Woodfibre LNG Limited issued a notice to proceed with construction of the Woodfibre LNG project to its prime contractor in April 2022. The Woodfibre LNG project is located near Squamish, British Columbia, and upon completion will produce approximately 2.1 million tonnes of LNG per year. Major construction is set to commence in 2023, with substantial completion of the project expected in late 2027. In November 2022, Enbridge Inc. completed a transaction with Pacific Energy Corporation Limited, the owner of Woodfibre LNG Limited, to retain a 30% ownership stake in the project.

In addition to LNG Canada, the CGL Pipeline and the Woodfibre LNG project, a number of other LNG projects are underway at varying stages of progress, though none have reached a positive final investment decision.

Marine Tankers

The Oil Tanker Moratorium Act (Canada), which was enacted in June 2019, imposes a ban on tanker traffic transporting crude oil or persistent crude oil products in excess of 12,500 metric tonnes to and from ports located along British Columbia's north coast. The ban may prevent pipelines from being built to, and export terminals from being located on, the portion of the British Columbia coast subject to the moratorium.

International Trade Agreements

Canada is party to a number of international trade agreements with other countries around the world that generally provide for, among other things, preferential access to various international markets for certain Canadian export products. Examples of such trade agreements include the Comprehensive Economic and Trade Agreement ("CETA"), the Comprehensive and Progressive Agreement for Trans-Pacific Partnership and, most prominently, the United States Mexico Canada Agreement (the "USMCA"), which replaced the former North American Free Trade Agreement ("NAFTA") on July 1, 2020. Because the United States remains Canada's primary trading partner and the largest international market for the export of oil, natural gas and NGLs from Canada, the implementation of the USMCA could impact Western Canada's oil and gas industry as a whole, including the Company's business.

While the proportionality rules in Article 605 of NAFTA previously prevented Canada from implementing policies that limit exports to the United States and Mexico relative to the total supply produced in Canada, the USMCA does not contain the same proportionality requirements. This may allow Canadian producers to develop a more diversified export portfolio than was possible under NAFTA, subject to the construction of infrastructure allowing more Canadian production to reach Eastern Canada, Asia and Europe.

Canada is also party to the CETA, which provides for duty-free, quota-free market access for Canadian crude oil and natural gas products to the European Union. Following the United Kingdom's departure from the European Union on January 31, 2020, the United Kingdom and Canada entered into the Canada-United Kingdom Trade Continuity Agreement ("CUKTCA"), which replicates CETA on a bilateral basis to maintain the status quo of the Canada-United Kingdom trade relationship.

While it is uncertain what effect CETA, CUKTCA or any other trade agreements will have on the petroleum and natural gas industry in Canada, the lack of available infrastructure for the offshore export of crude oil and natural gas may limit the ability of Canadian crude oil and natural gas producers to benefit from such trade agreements.

Land Tenure

Mineral rights

With the exception of Manitoba, each provincial government in Western Canada owns most of the mineral rights to the oil and natural gas located within their respective provincial borders. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits (collectively, "leases") for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments in lieu thereof. The provincial governments in Western Canada conduct regular land sales where oil and natural gas companies bid for the leases necessary to explore for and produce oil and natural gas owned by the respective provincial governments. These leases generally have fixed terms, but they can be continued beyond their initial terms if the necessary conditions are satisfied.

In response to COVID-19, the Government of Alberta, among others, announced measures to extend or continue Crown leases and permits that may have otherwise expired in the months following the implementation of pandemic response measures.

All of the provinces of Western Canada have implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a disposition. In addition, Alberta has a policy of "shallow rights reversion" which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for new leases and licenses. British Columbia has a policy of "zone specific retention" that allows a lessee to continue a lease for zones in which they can demonstrate the presence of oil or natural gas, with the remainder reverting to the Crown.

In addition to Crown ownership of the rights to oil and natural gas, private ownership of oil and natural gas (i.e. freehold mineral lands) also exists in Western Canada. Rights to explore for and produce privately owned oil and natural gas are granted by a lease or other contract on such terms and conditions as may be negotiated between the owner of such mineral rights and companies seeking to explore for and/or develop oil and natural gas reserves.

An additional category of mineral rights ownership includes ownership by the Canadian federal government of some legacy mineral lands and within Indigenous reservations designated under the Indian Act (Canada). Indian Oil and Gas Canada, which is a federal government agency, manages subsurface and surface leases in consultation with applicable Indigenous peoples, for the exploration and production of oil and natural gas on Indigenous reservations through An Act to Amend the Indian Oil and Gas Act and the accompanying regulations.

Surface rights

To develop oil and natural gas resources, producers must also have access rights to the surface lands required to conduct operations. For Crown lands, surface access rights can be obtained directly from the government. For private lands, access rights can be negotiated with the landowner. Where an agreement cannot be reached, however, each province has developed its own process that producers can follow to obtain and maintain the surface access necessary to conduct operations throughout the lifespan of a well, including notification requirements and providing compensation to affected persons for lost land use and surface damage. Similar rules apply to facility and pipeline operators.

Royalties and Incentives

General

Each province has legislation and regulations in place to govern Crown royalties and establish the royalty rates that producers must pay in respect of the production of Crown resources. The royalty regime in a given province is in addition to applicable federal and provincial taxes and is a significant factor in the profitability of oil sands projects and oil, natural gas and NGL production. Royalties payable on production from lands where the Crown does not hold the mineral rights are negotiated between the mineral freehold owner and the lessee, though certain provincial taxes and other charges on production or revenues may be payable. Royalties from production on Crown lands are determined by provincial regulation and are generally calculated as a percentage of the value of production.

Producers and working interest owners of oil and natural gas rights may create additional royalties or royalty-like interests, such as overriding royalties, net profits interests and net carried interests, through private transactions, the terms of which are subject to negotiation.

Occasionally, both the federal government and the provincial governments in Western Canada create incentive programs for the oil and gas industry. These programs often provide for volume-based incentives, royalty rate reductions, royalty holidays or royalty tax credits and may be introduced when commodity prices are low to encourage exploration and development activity. Governments may also introduce incentive programs to encourage producers to prioritize certain kinds of development or utilize technologies that may enhance or improve recovery of oil, natural gas and NGLs, or improve environmental performance. In addition, from time-to-time, including during the COVID-19 pandemic, the federal government creates incentives and other financial aid programs intended to assist businesses operating in the oil and gas industry as well as other industries in Canada.

Alberta

Crown royalties

In Alberta, oil and natural gas producers are responsible for calculating their royalty rate on an ongoing basis. The Crown's royalty share of production is payable monthly and producers must submit their records showing the royalty calculation.

In 2016, the Government of Alberta adopted a modernized Crown royalty framework (the "Modernized Framework") that applies to all conventional oil (i.e., not oil sands) and natural gas wells drilled after December 31, 2016 that produce Crown-owned resources. The previous royalty framework (the "Old Framework") will continue to apply to wells producing Crown-owned resources that were drilled prior to January 1, 2017 until December 31, 2026, following which time they will become subject to the Modernized Framework. The Royalty Guarantee Act (Alberta), came into effect on July 18, 2019, and provides that no major changes will be made to the current oil and natural gas royalty structure for a period of at least 10 years.

Royalties on production from wells subject to the Modernized Framework are determined on a "revenue-minus-costs" basis. The cost component is based on a Drilling and Completion Cost Allowance formula that relies, in part, on the industry's average drilling and completion costs, determined annually by the Alberta Energy Regulator (the "AER"), and incorporates information specific to each well such as vertical depth and lateral length.

Under the Modernized Framework, producers initially pay a flat royalty of 5% on production revenue from each producing well until payout, which is the point at which cumulative gross revenues from the well equals the applicable Drilling and Completion Cost Allowance. After payout, producers pay an increased royalty of up to 40% that will vary depending on the nature of the resource and market prices. Once the rate of production from a well is too low to sustain the full royalty burden, its royalty rate is gradually adjusted downward as production declines, eventually reaching a floor of 5%.

Under the Old Framework, royalty rates for conventional oil production can be as high as 40% and royalty rates for natural gas production can be as high as 36%. Similar to the Modernized Framework, these rates vary based on the nature of the resource and market prices. The natural gas royalty formula also provides for a reduction based on the measured depth of the well, as well as the acid gas content of the produced gas.

In addition to royalties, producers of oil and natural gas from Crown lands in Alberta are also required to pay annual rentals to the Government of Alberta.

Freehold royalties and taxes

Royalty rates for the production of privately owned oil and natural gas are negotiated between the producer and the resource owner. Producers and working interest participants may also pay additional royalties to other parties than the freehold mineral owner where such royalties are negotiated through private transactions.

The Government of Alberta levies annual freehold mineral taxes for production from freehold mineral lands. On average, the tax levied in Alberta is 4% of revenues reported from freehold mineral title properties and is payable by the registered owner of the mineral rights.

Incentives

The Government of Alberta has from time to time implemented drilling credits, incentives or transitional royalty programs to encourage crude oil and natural gas development and new drilling. In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources, including as applied to coalbed methane wells, shale gas wells and horizontal crude oil and natural gas wells.

Regulatory Authorities and Environmental Regulation

General

The Canadian oil and gas industry is subject to environmental regulation under a variety of Canadian federal, provincial, territorial, and municipal laws and regulations, all of which are subject to governmental review and revision from time to time. Such regulations provide for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. The regulatory regimes set out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well, facility and pipeline sites. Compliance with such regulations can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability, and the imposition of material fines and penalties. In addition, future changes to environmental legislation, including legislation related to air pollution and greenhouse gas ("GHG") emissions (typically measured in terms of their global warming potential and expressed in terms of carbon dioxide equivalent ("CO2e")), may impose further requirements on operators and other companies in the oil and gas industry.

Federal

Canadian environmental regulation is the responsibility of both the federal and provincial governments. While provincial governments and their delegates are responsible for most environmental regulation, the federal government can regulate environmental matters where they impact matters of federal jurisdiction or when they arise from projects that are subject to federal jurisdiction, such as interprovincial transportation undertakings, including pipelines and railways, and activities carried out on federal lands. Where there is a direct conflict between federal and provincial environmental legislation in relation to the same matter, the federal law prevails.

The CERA and the Impact Assessment Act (the "IAA") provide a number of important elements to the regulation of federally regulated major projects and their associated environmental assessments. The CERA separates the CER's administrative and adjudicative functions. The CER has jurisdiction over matters such as the environmental and economic regulation of pipelines, transmission infrastructure and certain offshore renewable energy projects. In its adjudicative role, the CERA tasks the CER with reviewing applications for the development, construction and operation of many of these projects, culminating in their eventual abandonment.

The IAA relies on a designated project list as a trigger for a federal assessment. Designated projects that may have effects on matters within federal jurisdiction will generally require an impact assessment administered by the Impact Assessment Agency (the "IA Agency") or, in the case of certain pipelines, a joint review panel comprised of members from the CER and the IA Agency. The impact assessment requires consideration of the project's potential adverse effects and the overall societal impact that a project may have, both of which may include a consideration of, among other items, environmental, biophysical and socio-economic factors, climate change, and impacts to Indigenous rights. It also requires an expanded public interest assessment. Designated projects specific to the oil and gas industry include pipelines that require more than 75km of new rights of way and pipelines located in national parks, large scale in situ oil sands projects not regulated by provincial GHG emissions caps and certain refining, processing and storage facilities.

The federal government has stated that an objective of the legislative changes was to improve decision certainty and turnaround times. Once a review or assessment is commenced under either the CERA or IAA, there are limits on the amount of time the relevant regulatory authority will have to issue its report and recommendation. Designated projects will go through a planning phase to determine the scope of the impact assessment, which the federal government has stated should provide more certainty as to the length of the full review process.

In May 2022, the Alberta Court of Appeal released its decision in response to the Government of Alberta's submission of a reference question regarding the constitutionality of the IAA. The Court found the IAA to be unconstitutional in its entirety, stating that the legislation effectively granted the federal government a veto over projects that were wholly within provincial jurisdiction. Shortly after the decision was released, the Government of Canada announced its intention to appeal the decision to the Supreme Court of Canada.

Alberta

The AER is the principal regulator responsible for all energy resource development in Alberta. It derives its authority from the Responsible Energy Development Act and a number of related statutes including the Oil and Gas Conservation Act (the "OGCA"), the Oil Sands Conservation Act, the Pipeline Act, and the Environmental Protection and Enhancement Act. The AER is responsible for ensuring the safe, efficient, orderly and environmentally responsible development of hydrocarbon resources, including allocating and conserving water resources, managing public lands, and protecting the environment. The AER's responsibilities exclude the functions of the Alberta Utilities Commission and the Land and Property Rights Tribunal, as well as the Alberta Ministry of Energy's responsibility for mineral tenure.

The Government of Alberta relies on regional planning to accomplish its resource development goals. Its approach to natural resource management provides for engagement and consultation with stakeholders and the public and examines the cumulative impacts of development on the environment and communities. While the AER is the primary regulator for energy development, several other governmental departments and agencies may be involved in land use issues, including the Alberta Ministry of Environment and Parks, the Alberta Ministry of Energy, the Aboriginal Consultation Office and the Land Use Secretariat.

The Government of Alberta's land-use policy sets out an approach to manage public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land-use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.

The AER monitors seismic activity across Alberta to assess the risks associated with, and instances of, earthquakes induced by hydraulic fracturing. Hydraulic fracturing involves the injection of water, sand or other proppants and additives under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate oil and natural gas production. In recent years, hydraulic fracturing has been linked to increased seismicity in the areas in which hydraulic fracturing takes place, prompting regulatory authorities to investigate the practice further.

The AER has developed monitoring and reporting requirements that apply to all oil and natural gas producers working in certain areas where the likelihood of an earthquake is higher, and implemented the requirements in Subsurface Order Nos. 2, 6, and 7. The regions with seismic protocols in place are Fox Creek, Red Deer, and Brazeau (the "Seismic Protocol Regions"). Oil and natural gas producers in each of the Seismic Protocol Regions are subject to a "traffic light" reporting system that sets thresholds on the Richter scale of earthquake magnitude. The thresholds vary among the Seismic Protocol Regions and trigger a sliding scale of obligations from the oil or natural gas producers operating there. Such obligations range from no action required, to informing the AER and invoking an approved response plan, to ceasing operations and informing the AER. The AER has the discretion to suspend operations while it investigates following a seismic event until it has assessed the ongoing risk of earthquakes in a specific area and/or may require the operator to update its response plan. The AER may extend these requirements to other areas of Alberta if necessary, subject to the results of its ongoing province-wide monitoring.

Liability Management

Alberta

The AER administers the Liability Management Framework (the "AB LM Framework") and the Liability Management Rating Program (the "AB LMR Program") to manage liability for most conventional upstream oil and natural gas wells, facilities and pipelines in Alberta. The AER is in the process of replacing the AB LMR Program with the AB LM Framework. This change was effected under key new AER directives in 2021, and further updates released in 2022. Broadly, the AB LM Framework is intended to provide a more holistic approach to liability management in Alberta, as the AER found that the more formulaic approach under the AB LMR Program did not necessarily indicate whether a company could meet its liability obligations. New developments under the AB LM Framework include a new Licensee Capability Assessment System (the "AB LCA"), a new Inventory Reduction Program (the "AB IR Program"), and a new Licensee Management Program ("AB LM Program"). Meanwhile, some programs under the AB LMR Program remain in effect, including the Oilfield Waste Liability Program (the "AB OWL Program"), the Large Facility Liability Management Program (the "AB LF Program") and elements of the Licensee Liability Rating Program (the "AB LLR Program"). The mix between active programs under the AB LM Framework and the AB LMR Program highlights the transitional and dynamic nature of liability management in Alberta. While the province is moving towards the AB LM Framework and a more holistic approach to liability management, the AER has noted that this will be a gradual process that will take time to complete. In the meantime, the AB LMR Program continues to play an important role in Alberta's liability management scheme.

Complementing the AB LM Framework and the AB LMR Program, Alberta's OGCA establishes an orphan fund (the "Orphan Fund") to help pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program and the AB OWL Program if a licensee or working interest participant becomes insolvent or is unable to meet its obligations. Licensees in the AB LLR Program and the AB OWL Program fund the Orphan Fund through a levy administered by the AER. However, given the increase in orphaned oil and natural gas assets, the Government of Alberta has loaned the Orphan Fund approximately $335 million to carry out abandonment and reclamation work. In response to the COVID-19 pandemic, the Government of Alberta also covered $113 million in levy payments that licensees would otherwise have owed to the Orphan Fund, corresponding to the levy payments due for the first six months of the AER's fiscal year. A separate orphan levy applies to persons holding licenses subject to the AB LF Program. Collectively, these programs are designed to minimize the risk to the Orphan Fund posed by the unfunded liabilities of licensees and to prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines.

The Supreme Court of Canada's decision in Orphan Well Association v Grant Thornton (also known as the "Redwater" decision), provides the backdrop for Alberta's approach to liability management. As a result of the Redwater decision, receivers and trustees can no longer avoid the AER's legislated authority to impose abandonment orders against licensees or to require a licensee to pay a security deposit before approving a license transfer when any such licensee is subject to formal insolvency proceedings. This means that insolvent estates can no longer disclaim assets that have reached the end of their productive lives (and therefore represent a net liability) in order to deal primarily with the remaining productive and valuable assets without first satisfying any abandonment and reclamation obligations associated with the insolvent estate's assets. In April 2020, the Government of Alberta passed the Liabilities Management Statutes Amendment Act, which places the burden of a defunct licensee's abandonment and reclamation obligations first on the defunct licensee's working interest partners, and second, the AER may order the Orphan Fund to assume care and custody and accelerate the clean-up of wells or sites which do not have a responsible owner. These changes came into force in June 2020.

One important step in the shift to the AB LM Framework has been amendments to Directive 067: Eligibility Requirements for Acquiring and Holding Energy Licences and Approvals ("Directive 067"), which deals with licensee eligibility to operate wells and facilities. All license transfers and granting of new well, facility and pipeline licenses in Alberta are subject to AER approval. Previously under the AB LMR Program, as a condition of transferring existing AER licenses, approvals and permits, all transfers required transferees to demonstrate that they had a liability management rating of 2.0 or higher immediately following the transfer. If transferees did not have the required rating, they would have to otherwise prove to the satisfaction of the AER that they could meet their abandonment and reclamation obligations, through means such as posting security or reducing their existing obligations. However, amendments from April 2021 to Directive 067 expanded the criteria for assessing licensee eligibility. Notably, the recent amendments increase requirements for financial disclosure, detail new requirements for when a licensee poses an "unreasonable risk" of orphaning assets, and adds additional general requirements for maintaining eligibility.

Alongside changes to Directive 067, the AER introduced Directive 088: Licensee Life-Cycle Management ("Directive 088") in December 2021 under the AB LM Framework. Directive 088 replaces, to an extent, the AB LLR Program with the AB LCA. Whereas the AB LLR Program previously assessed a licensee based on a liability rating determined by the ratio of a licensee's deemed asset value relative to the deemed liability value of its oil and gas wells and facilities, the AB LCA now considers a wider variety of factors and is intended to be a more comprehensive assessment of corporate health. Such factors are wide reaching and include: (i) a licensee's financial health; (ii) its established total magnitude of liabilities, (iii) the remaining lifespan of its mineral resources and infrastructure; (iv) the management of its operations; (v) the rate of closure activities and spending, and pace of inactive liability growth; and (vi) its compliance with administrative and regulatory requirements. These various factors feed into a broader holistic assessment of a licensee under the AB LM Framework. In turn, that holistic assessment provides the basis for assessing risk posed by licence transfers, as well as any security deposit that the AER may require from a licensee in the event that the regulator deems a licensee at risk of not being able to meet its liability obligations. However, the liability management rating under the AB LLR Program is still in effect for other liability management programs such as the AB OWL Program and the AB LF Program, and will remain in effect until a broadened scope of Directive 088 is phased in over time.

In addition to the AB LCA, Directive 088 also implemented other new liability management programs under the AB LM Framework. These include the AB LM Program and the AB IR Program. Under the AB LM Program the AER will continuously monitor licensees over the life-cycle of a project. If, under the AB LM Program, the AER identifies a licensee as high risk, the regulator may employ various tools to ensure that a licensee meets its regulatory and liability obligations. In addition, under the AB IR Program the AER sets industry-wide spending targets for abandonment and reclamation activities. Licensees are then assigned a mandatory licensee specific target based on the licensee's proportion of provincial inactive liabilities and the licensee's level of financial distress. Certain licensees may also elect to provide the AER with a security deposit in place of their closure spend target. The AER has also indicated that it will implement a closure nomination program (the "CN Program") in 2023. Under the program, those who qualify may nominate certain oil and gas sites for closure. Details regarding the CN Program and the mechanism through which nominated sites will be abandoned and reclaimed are forthcoming.

The Government of Alberta followed the announcement of the AB LM Framework with amendments to the Oil and Gas Conservation Rules and the Pipeline Rules in late 2020. The changes to these rules fall into three principal categories: (i) they introduce "closure" as a defined term, which captures both abandonment and reclamation; (ii) they expand the AER's authority to initiate and supervise closure; and (iii) they permit qualifying third parties on whose property wells or facilities are located to request that licensees prepare a closure plan.

To address abandonment and reclamation liabilities in Alberta, the AER also implements, from time to time, programs intended to encourage the decommissioning, remediation and reclamation of inactive or marginal oil and natural gas infrastructure. In 2018, for example, the AER announced a voluntary area-based closure ("ABC") program. The ABC program is designed to reduce the cost of abandonment and reclamation operations though industry collaboration and economies of scale. Parties seeking to participate in the program must commit to an inactive liability reduction target to be met through closure work of inactive assets. To date, the Company has not had abandonment or reclamation activity that has been a part of the ABC program. The Company reviews planned closure activities on a regular basis and continually assesses whether any such activities would include participation in the ABC program in the future.

Climate Change Regulation

Climate change regulation at each of the international, federal and provincial levels has the potential to significantly affect the future of the oil and gas industry in Canada. These impacts are uncertain and it is not possible to predict what future policies, laws and regulations will entail. Any new laws and regulations (or additional requirements to existing laws and regulations) could have a material impact on the Company's operations and cash flow.

Federal

Canada has been a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") since 1992. Since its inception, the UNFCCC has instigated numerous policy changes with respect to climate governance. On April 22, 2016, 197 countries, including Canada, signed the Paris Agreement, committing to prevent global temperatures from rising more than 2° Celsius above pre-industrial levels and to pursue efforts to limit this rise to no more than 1.5° Celsius. To date, 189 of the 197 parties to the UNFCCC have ratified the Paris Agreement, including Canada. In 2016, Canada committed to reducing its emissions by 30% below 2005 levels by 2030. In 2021, Canada updated its original commitment by pledging to reduce emissions by 40-45% below 2005 levels by 2030, and to net-zero by 2050.

During the course of the 2021 United Nations Climate Change Conference in Glasgow, Scotland, Canada's Prime Minister Justin Trudeau made several pledges aimed at reducing Canada's GHG emissions and environmental impact, including: (i) reducing methane emissions in the oil and gas sector to 75% of 2012 levels by 2030; (ii) ceasing export of thermal coal by 2030; (iii) imposing a cap on emissions from the oil and gas sector; (iv) halting direct public funding to the global fossil fuel sector by the end of 2022; and (v) committing that all new vehicles sold in the country will be zero-emission on or before 2040.

In line with the Prime Minister's pledge to impose a cap on emissions from the oil and gas sector, the federal government published a discussion paper on July 18, 2022 that outlines two potential regulatory options for such a cap. Those proposed options are either to: (i) implement a new cap-and-trade system that would set a limit on emissions from the sector; or (ii) modify the existing pollution pricing benchmark (as discussed below) to limit emissions from the sector. These options are currently under review and interested parties had the opportunity to make submissions regarding the proposed cap, ending in September 2022. The form of emissions cap on the oil and gas sector and the overall effect of such a cap remain uncertain.

The Government of Canada released the Pan-Canadian Framework on Clean Growth and Climate Change in 2016, setting out a plan to meet the federal government's 2030 emissions reduction targets. On June 21, 2018, the federal government enacted the Greenhouse Gas Pollution Pricing Act (the "GGPPA"), which came into force on January 1, 2019. This regime has two parts: an output-based pricing system ("OBPS") for large industry (enabled by the Output-Based Pricing System Regulations) and a fuel charge (enabled by the Fuel Charge Regulations), both of which impose a price on CO2e emissions. This system applies in provinces and territories that request it and in those that do not have their own equivalent emissions pricing systems in place that meet the federal standards and ensure that there is a uniform price on emissions across the country. Originally under the federal plans, the price was set to escalate by $10 per year until it reached a maximum price of $50/tonne of CO2e in 2022; however, on December 11, 2020, the federal government announced its intention to continue the annual price increases beyond 2022. Commencing in 2023, the benchmark price per tonne of CO2e will increase by $15 per year until it reaches $170/tonne of CO2e in 2030. Effective January 1, 2023, the minimum price permissible under the GGPPA rose to $65/tonne of CO2e.

While several provinces challenged the constitutionality of the GGPPA following its enactment, the Supreme Court of Canada confirmed its constitutional validity in a judgment released on March 25, 2021.

On April 26, 2018, the federal government passed the Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) (the "Federal Methane Regulations"). The Federal Methane Regulations seek to reduce emissions of methane from the oil and natural gas sector, and came into force on January 1, 2020. By introducing a number of new control measures, the Federal Methane Regulations aim to reduce unintentional leaks and the intentional venting of methane and ensure that oil and natural gas operations use low-emission equipment and processes. Among other things, the Federal Methane Regulations limit how much methane upstream oil and natural gas facilities are permitted to vent. The federal government anticipates that these actions will reduce annual GHG emissions by about 20 megatonnes by 2030.

The federal government has enacted the Multi-Sector Air Pollutants Regulation under the authority of the Canadian Environmental Protection Act, 1999, which regulates certain industrial facilities and equipment types, including boilers and heaters used in the upstream oil and gas industry, to limit the emission of air pollutants such as nitrogen oxides and sulphur dioxide.

In the November 23, 2021 Speech from the Throne, the federal government restated its commitment to achieve net-zero emission by 2050. In pursuit of this objective, the government's proposed actions include: (i) moving to cap and cut oil and gas sector emissions; (ii) investing in public transit and mandating the sale of zero-emission vehicles; (iii) increasing the federally imposed price on pollution; (iv) investing in the production of cleaner steel, aluminum, building products, cars, and planes; (v) addressing the loss of biodiversity by continuing to strengthen partnerships with First Nations, Inuit, and Métis, to protect nature and the traditional knowledge of those groups; (vi) creating a Canada Water Agency to safeguard water as a natural resource and support Canadian farmers; (vii) strengthening action to prevent and prepare for floods, wildfires, droughts, coastline erosion, and other extreme weather worsened by climate change; and (viii) helping build back communities impacted by extreme weather events through the development of Canada's first-ever National Adaptation Strategy.

The Canadian Net-Zero Emissions Accountability Act (the "CNEAA") received royal assent on June 29, 2021, and came into force on the same day. The CNEAA binds the Government of Canada to a process intended to help Canada achieve net-zero emissions by 2050. It establishes rolling five-year emissions-reduction targets and requires the government to develop plans to reach each target and support these efforts by creating a Net-Zero Advisory Body. The CNEAA also requires the federal government to publish annual reports that describe how departments and Crown corporations are considering the financial risks and opportunities of climate change in their decision-making. A comprehensive review of the CNEAA is required every five years from the date the CNEAA came into force.

The Government of Canada introduced its 2030 Emissions Reduction Plan (the "2030 ERP") on March 29, 2022. In the 2030 ERP, the Government of Canada proposes a roadmap for Canada's reduction of GHG emissions to 40-45% below 2005 levels by 2030. As the first emissions reduction plan issued under the CNEAA, the 2030 ERP aims to reduce emissions by incentivizing electric vehicles and renewable electricity, and capping emissions from the oil and gas sector, among other measures.

On June 8, 2022 the Canadian Greenhouse Gas Offset Credit System Regulations were published in the Canada Gazette. The regulations establish a regulatory framework to allow certain kinds of projects to generate and sell offset credits for use in the federal OBPS through Canada's Greenhouse Gas Offset Credit System. The system enables project proponents to generate federal offset credits through projects that reduce GHG emissions under a published federal GHG offset protocol. Offset credits can then be sold to those seeking to meet limits imposed under the OBPS or those seeking to meet voluntary targets.

On June 20, 2022, the Clean Fuel Regulations came into force, establishing Canada's Clean Fuel Standard. The Clean Fuel Standard will replace the former Renewable Fuels Regulation, and aims to discourage the use of fossil fuels by increasing the price of those fuels when compared to lower-carbon alternatives. Coming into force in 2023, the Clean Fuel Standard will impose obligations on primary suppliers of transportation fuels in Canada and require fuels to contain a minimum percentage of renewable fuel content and meet emissions caps calculated over the life cycle of the fuel. The Clean Fuel Regulations also establish a market for compliance credits. Compliance credits can be generated by primary suppliers, among others, through carbon capture and storage, producing or importing low-emission fuel, or through end-use fuel switching (for example, operating an electric vehicle charging network).

The Government of Canada is also in the midst of developing a carbon capture utilization and storage ("CCUS") strategy. CCUS is a technology that captures carbon dioxide from facilities, including industrial or power applications, or directly from the atmosphere. The captured carbon dioxide is then compressed and transported for permanent storage in underground geological formations or used to make new products such as concrete. Beginning in 2022, the federal government plans to spend $319 million over seven years to ramp up CCUS in Canada, as this is expected to be a critical element of the plan to reach net-zero by 2050.

Alberta

In December 2016, the Oil Sands Emissions Limit Act came into force, establishing an annual 100 megatonne limit for GHG emissions from all oil sands sites, but the regulations necessary to enforce the limit have not yet been developed. The delay in drafting these regulations has been inconsequential thus far, as Alberta's oil sands emit roughly 70 megatonnes of GHG emissions per year, well below the 100 megatonne limit.

In June 2019, the fuel charge element of the federal backstop program took effect in Alberta. On January 1, 2023, the carbon tax payable in Alberta increased from $50 to $65 per tonne of CO2e, and will continue to increase at a rate of $15 per year until it reaches $170 per tonne in 2030. In December 2019, the federal government approved Alberta's Technology Innovation and Emissions Reduction ("TIER") regulation, which applies to large emitters. The TIER regulation came into effect on January 1, 2020 (as amended on January 1, 2023) and replaced the previous Carbon Competitiveness Incentives Regulation. The TIER regulation meets the federal benchmark stringency requirements for emissions sources covered in the regulation, but the federal backstop continues to apply to emissions sources not covered by the regulation.

The TIER regulation applies to emitters that emit more than 100,000 tonnes of CO2e per year in 2016 or any subsequent year. The initial target for most TIER-regulated facilities is to reduce emissions intensity by 10% as measured against that facility's individual benchmark, with a further 2% reduction in each subsequent year. The facility-specific benchmark does not apply to all facilities, such as those in the electricity sector, which are compared against the good-as-best-gas standard. Similarly, for facilities that have already made substantial headway in reducing their emissions, a different "high-performance" benchmark is available. Under the TIER regulation, certain facilities in high-emitting or trade exposed sectors can opt-in to the program in specified circumstances if they do not meet the 100,000 tonne threshold. To encourage compliance with the emissions intensity reduction targets, TIER-regulated facilities must provide annual compliance reports. Facilities that are unable to achieve their targets may either purchase credits from other facilities, purchase carbon offsets, or pay a levy to the Government of Alberta.

The Government of Alberta aims to lower annual methane emissions by 45% by 2025. The Government of Alberta enacted the Methane Emission Reduction Regulation on January 1, 2020, and in November 2020, the Government of Canada and the Government of Alberta announced an equivalency agreement regarding the reduction of methane emissions such that the Federal Methane Regulations will not apply in Alberta.

Indigenous Rights

Constitutionally mandated government-led consultation with and, if applicable, accommodation of, the rights of Indigenous groups impacted by regulated industrial activity, as well as proponent-led consultation and accommodation or benefit sharing initiatives, play an increasingly important role in the Western Canadian oil and gas industry. In addition, Canada is a signatory to the United Nations Declaration of the Rights of Indigenous Peoples ("UNDRIP") and the principles set forth therein may continue to influence the role of Indigenous engagement in the development of the oil and gas industry in Western Canada. For example, in November 2019, the Declaration on the Rights of Indigenous Peoples Act ("DRIPA") became law in British Columbia. The DRIPA aims to align British Columbia's laws with UNDRIP. In June 2021, the United Nations Declaration on the Rights of Indigenous Peoples Act ("UNDRIP Act") came into force in Canada. Similar to British Columbia's DRIPA, the UNDRIP Act requires the Government of Canada to take all measures necessary to ensure the laws of Canada are consistent with the principles of UNDRIP and to implement an action plan to address UNDRIP's objectives. On June 21, 2022, the Minister of Justice and Attorney General issued the First Annual Progress Report on the implementation of the UNDRIP Act (the "Progress Report"). The Progress Report provides that, as of June 2022, the federal government has sought to implement the UNDRIP Act by, among other things, creating a Secretariat within the Department of Justice to support Indigenous participation in the implementation of UNDRIP, consulting with Indigenous peoples to identify their priorities, drafting an action plan to align federal laws with UNDRIP, and implementing efforts to educate federal departments on UNDRIP's principles.

Continued development of common law precedent regarding existing laws relating to Indigenous consultation and accommodation as well as the adoption of new laws such as DRIPA and the UNDRIP Act are expected to continue to add uncertainty to the ability of entities operating in the Canadian oil and gas industry to execute on major resource development and infrastructure projects, including, among other projects, pipelines. The Government of Canada has expressed that implementation of the UNDRIP Act has the potential to make meaningful change in how Indigenous peoples collaborate in impact assessment moving forward, but has confirmed that the current IAA already establishes a framework that aligns with UNDRIP and does not need to be changed in light of the UNDRIP Act.

On June 29, 2021, the British Columbia Supreme Court issued a judgement in Yahey v British Columbia (the "Blueberry Decision"), in which it determined that the cumulative impacts of industrial development on the traditional territory of the Blueberry River First Nation ("BRFN") in northeast British Columbia had breached the BRFN's rights guaranteed under Treaty 8. The Blueberry Decision may have significant impacts on the regulation of industrial activities in northeast British Columbia and may lead to similar claims of cumulative effects across Canada in other areas covered by numbered treaties, as had been seen in Alberta.

On January 18, 2023, the Government of British Columbia and the BRFN signed the Blueberry River First Nations Implementation Agreement (the "BRFN Agreement"). The BRFN Agreement aims to address the cumulative effects of development on BRFN's claim area through restoration work, establishment of areas protected from industrial development, and a constraint on development activities. Such measures will remain in place while a long-term cumulative effects management regime is implemented. Specifically, the BRFN Agreement includes, among other measures, the establishment of a $200-million restoration fund by June 2025, an ecosystem-based management approach for future land-use planning in culturally important areas, limits on new petroleum and natural gas development, and a new planning regime for future oil and gas activities. The BRFN will receive $87.5 million over three years, with an opportunity for increased benefits based on petroleum and natural gas revenue sharing and provincial royalty revenue sharing in the next two fiscal years.

The BRFN Agreement has acted as a blueprint for other agreements between the Government of British Columbia and Indigenous groups in Treaty 8 territory. In late January 2023, the Government of British Columbia and four Treaty 8 First Nations - Fort Nelson, Salteau, Halfway River and Doig River First Nations - reached consensus on a collaborative approach to land and resource planning (the "Consensus Agreement"). The Consensus Agreement implements various initiatives including a "cumulative effects" management system linked to natural resource landscape planning and restoration initiatives, new land-use plans and protection measures, and a new revenue-sharing approach to support the priorities of Treaty 8 First Nations communities.

In July 2022, Duncan's First Nation filed a lawsuit against the Government of Alberta relying on similar arguments to those advanced successfully by the BRFN. Duncan's First Nation claims in its lawsuit that Alberta has failed to uphold its treaty obligations by authorizing development without considering the cumulative impacts on the First Nation's treaty rights. The long-term impacts of the Blueberry Decision and the Duncan's First Nation lawsuit on the Canadian oil and gas industry remain uncertain.

C. Organizational Structure

The Company was formed by amalgamation on February 22, 2023 under the laws of the Province of Alberta and has one significant subsidiary, which is listed below:

Name	Country of Incorporation and Place of Business	Percentage Ownership Interest Held by Hammerhead Energy Inc.
Hammerhead Resources ULC	Canada	100%

D. Property, Plants and Equipment

The Company's headquarters are located in Calgary, Alberta. The Company's operating area is located southeast of Grande Prairie, Alberta, approximately 500 kilometers northwest of Calgary. The Company holds a large, contiguous land base in the Gold Creek and Karr areas, with approximately 111,000 net acres in the Montney play.

The Company's property, plant and equipment ("PP&E") primarily relates to its development and production assets, which primarily consist of land, wells and facility expenditures ultimately used to generate oil, gas and NGL production.

The land included in the PP&E is not owned by the Company, with the surface and mineral rights attached to the land primarily leased from the Government of Alberta. Alberta has surface rights owners and mineral rights owners, and some individuals or organizations may own rights to both. Surface rights owners own the surface and substances such as sand and gravel, but not the minerals. The company or individual who owns the mineral rights owns all mineral substances found on and under the property. There are often different surface and mineral owners on the same land. The mineral owner has the right to explore for and recover the minerals but at the same time must do this in a reasonable manner so as to not significantly affect use of the surface. The Crown owns 81% of mineral rights in Alberta, with the remaining mineral rights largely owned by federal groups (National parks, indigenous groups, etc.), and legacy companies (CPR, CN Rail, etc.).

Prior to beginning any development activity, the Company is required to undergo multiple consultations, including environmental and indigenous assessments. These assessments can impact how, and when, the Company proceeds with development activity.

Well and facility assets included in the PP&E are owned by the company in proportion to its working interest in each respective asset. These assets are used to extract and process oil, natural gas, and natural gas liquids produced from the Company's leased properties.

In association with each of these assets, the Company has a responsibility to safely manage each well it drills, as well as any associated facilities. This includes all stages of a well's life cycle: exploration, development and operation, as well as end-of-life activities including abandonment and reclamation. When energy infrastructure has been suspended and is no longer needed, the company that owns it must permanently dismantle it. The provincial requirements for how this is done vary by the type of infrastructure. For example, when a company no longer needs a well to support its oil and gas development, the well must be permanently sealed and taken out of service. This part of the closure process is known as abandonment, and includes both subsurface and surface abandonment activities. After the well is abandoned, the land around it must be returned to its original state, in a process known as reclamation. As part of required reclamation activities, companies have a duty to reduce land disturbance, clean up contamination, salvage, store and replace soil, and revegetate the area.

Corporate assets relate to furniture & fixtures, computer hardware and software, and leasehold improvements. Right-of-use assets relate to the Company's office leases in Grande Prairie and Calgary.

(Cdn$ thousands)	Development and Production Assets	Corporate Assets	Right-of- Use Assets	Total
PP&E, at cost:
Balance - December 31, 2020	2,031,343	9,722	3,266	2,044,331
Additions	143,170	1,204	3,145	147,519
Dispositions	(51,360)	-	-	(51,360)
Balance - December 31, 2021	2,123,153	10,926	6,411	2,140,490
Additions	379,220	1,857	1,451	382,528

Balance - December 31, 2022	2,502,373	12,783	7,862	2,523,018

Accumulated depletion, depreciation and impairment
Balance - December 31, 2020	621,093	6,107	1,470	628,670
Depletion, depreciation and impairment	125,111	1,481	741	127,333
Dispositions	(24,352)	-	-	(24,352)
Balance - December 31, 2021	721,852	7,588	2,211	731,651
Depletion and depreciation	144,133	1,982	1,053	147,168
Balance - December 31, 2022	865,985	9,570	3,264	878,819
Net book value - December 31, 2021	1,401,301	3,338	4,200	1,408,839
Net book value - December 31, 2022	1,636,388	3,213	4,598	1,644,199

Facility and Infrastructure Planning

The Company currently has facility capacity of approximately 72,000 boe per day. The Company is planning and executing on over C$100.0 million of infrastructure and facility expansions in its Karr area, in order to accommodate expected growth in production. The infrastructure expansions will provide the Company with optionality for drill-to-fill growth with flexibility to respond to commodity prices.

The North Karr facilities are currently being expanded from a sales capacity of 17,000 boe/d to 33,000 boe/d. The fully expanded facility is expected to be completed in Q1 2023. The expansion is expected to cost a total of C$42.0 million and will be funded through cash flow. The Company has already incurred approximately C$33.7 million related to the project, as of December 31, 2022, which leaves C$8.3 million remaining for 2023.

A new South Karr facility is expected to be completed in Q4 2023 with a sales capacity of 24,000 boe/d. The total cost of construction is expected to be approximately C$61.0 million and will be funded through cash flow. The Company has incurred approximately C$9 million related to the project, as of December 31, 2022, which leaves C$52.0 million remaining for 2023.

Pricing and Production Updates

On February 23, 2023, the Company announced its production results for the month of January 2023, including average daily production of 40,308 boe per day (consisting of 123,154 mcf/d of Shale Gas, 15,555 bbls/d of Tight Oil, and 4,227 bbls/d of NGLs).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this Item 5 ("management's discussion and analysis" or "MD&A"), unless otherwise indicated or the context otherwise requires, the terms "we", "us", "our", "HHR", "Hammerhead" and "the Company" refers to Hammerhead Resources Inc., as the parent corporation. Hammerhead Resources Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta). On March 11, 2019, the Company incorporated a wholly owned subsidiary, "Prairie Lights Power GP Inc.", and formed an associated limited partnership; "Prairie Lights Power Limited Partnership", in order to initiate a power related project. The project has no active operations as at the date of this Annual Report.

The Company is controlled by Riverstone Holdings LLC and its affiliates ("Riverstone"). The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1.

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. ("HEI"). Also pursuant to the plan of arrangement, Hammerhead Resources Inc. amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI. See the subsection "Business Combination" in this MD&A for further information.

Hammerhead is an oil and natural gas exploration, development and production company. Hammerhead's reserves, producing properties and exploration prospects are located primarily in the province of Alberta in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The consolidated financial statements of the Company, as well as other information relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar under the profile for Hammerhead Energy Inc.

The following MD&A provides management's analysis of the Company's results of operations and financial position as at and for the three months and years ended December 31, 2022 and December 31, 2021. This MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 (the "2022 Financial Statements").

This MD&A contains forward-looking statements and non-GAAP measures. Readers are cautioned that the MD&A should be read in conjunction with the Company's disclosures under the headings "Forward-Looking Statements" and "Other Advisories - Non-GAAP Measures" included at the end of this MD&A. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this MD&A for reconciliations and information regarding the following measures and ratios used in this MD&A: "capital expenditures", "available funding", "operating netback", "funds from operations", "adjusted funds from operations", "free funds flow", "operating netback per boe", "funds from operations per boe", "funds from operations per basic share and diluted share", "adjusted funds from operations per boe", "adjusted funds from operations per basic and diluted share", "adjusted EBITDA", "annualized quarterly adjusted EBITDA", "adjusted working capital", "net debt", "net debt to adjusted EBITDA" and "net debt to annualized quarterly adjusted EBITDA".

All financial information has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in Part I of the CPA Canada Handbook - Accounting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board.

Unless otherwise noted, all financial information provided herein is reported in Canadian dollars and tabular dollar amounts are presented in thousands. Production volumes are presented on a working-interest basis before royalties.

Certain information called for by this Item 5, including a discussion of the results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously in HEI's final prospectus filed pursuant to Rule 424(b)(3) on December 30, 2022 under the section entitled "Hammerhead's Management's Discussion and Analysis of Financial Condition and Results of Operations" and is not repeated herein. Such information can be found on EDGAR at https://www.sec.gov/Archives/edgar/data/1946425/000119312522315368/d261388d424b3.htm.

Operational and Financial Summary

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per share amounts, production and unit prices)	2022	2021	% Change	2022	2021	% Change

Production volumes
Crude oil (bbls/d)	8,958	7,135	26	9,531	6,816	40
Natural gas (Mcf/d)	99,512	101,028	(2)	110,273	102,516	8
Natural gas liquids (bbls/d)	3,984	3,787	5	4,171	3,903	7
Total (boe/d)	29,527	27,760	6	32,081	27,805	15

Liquids weighting %	44	39		43	39

Oil and gas revenue ($/boe)	73.14	54.50	34	72.13	43.34	66

Operating netback ($/boe) [1]	43.96	20.22	117	39.10	15.90	146

Oil and gas revenue	198,676	139,183	43	844,644	439,843	92

Operating netback [2]	119,414	51,653	131	457,884	161,274	184

Net cash from operating activities	76,131	33,540	127	371,355	121,111	207
Per common share - basic	0.19	0.09	111	0.95	0.31	206
Per common share - diluted	0.07	0.04	75	0.39	0.31	26

Adjusted funds from operations [3]	108,937	43,528	150	423,533	133,130	218
Per common share - basic [4]	0.28	0.11	155	1.08	0.34	218
Per common share - diluted [4]	0.10	0.05	100	0.44	0.34	29

Net profit (loss)	67,298	37,139	81	225,100	(71,821)	N/A
Net profit (loss) attributable to ordinary equity holders	60,584	31,344	93	199,865	(93,601)	N/A
Per common share - basic	0.15	0.08	88	0.51	(0.24)	N/A
Per common share - diluted	0.06	0.03	100	0.21	(0.24)	N/A

Net cash used in investing activities	145,556	42,190	245	368,153	91,180	304
Capital expenditures [5]	173,669	68,385	154	383,876	138,544	177

Free funds flow [6]	(64,732)	(24,857)	160	39,534	(5,414)	N/A

Weighted average common shares outstanding [7]
Basic	392,556	391,117	-	391,803	391,106	-
Diluted	1,058,515	952,281	11	961,751	391,106	146

	As at December 31,
FINANCIAL	2022	2021	% Change
Adjusted working capital deficit [8]	32,915	52,443	(37)
Available funding [9]	309,985	188,957	64
Net debt [10]	291,647	293,490	(1)

1 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

3 Adjusted funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to adjusted funds from operations. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

4 Adjusted funds from operations per basic and diluted common share are non-GAAP measures. Net cash from operating activities per basic and diluted share are the most directly comparable GAAP measure to adjusted funds from operations per basic and diluted common share. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure to capital expenditures. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

6 Free funds flow is a non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

7 Following the transaction referred to in subsection "Business Combination" in this MD&A, the combined entity has 90,927,765 common shares, 28,549,991 warrants, 5,187,659 RSUs, and 664,328 options issued and outstanding as of the date of this report, March 28, 2023.

8 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

9 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure to available funding. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

10 Net debt is a non-GAAP measure. The Company's third party debt obligations of the bank debt and the term debt are the most directly comparable GAAP measures for net debt. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Operational and Financial Summary of Selected Annual Information

	Year Ended December 31,
(Cdn$ thousands, except per share amounts, production and unit prices)	2022	2021	2020

Production volumes
Crude oil (bbls/d)	9,531	6,816	7,798
Natural gas (Mcf/d)	110,273	102,516	111,450
Natural gas liquids (bbls/d)	4,171	3,903	3,658
Total (boe/d)	32,081	27,805	30,031

Liquids weighting %	43	39	38

Oil and gas revenue ($/boe)	72.13	43.34	23.97

Oil and gas revenue	844,644	439,843	263,514

Net cash from operating activities	371,355	121,111	119,686
Per common share - basic	0.95	0.31	0.31
Per common share - diluted	0.39	0.31	0.16

Net profit (loss)	225,100	(71,821)	53,410
Net profit (loss) attributable to ordinary equity holders - Diluted	199,865	(93,601)	34,669
Per common share - basic	0.51	(0.24)	0.09
Per common share - diluted	0.21	(0.24)	0.05

Net cash used in investing activities	368,153	91,180	113,328

Weighted average common shares outstanding [1]
Basic	391,803	391,106	391,052
Diluted	961,751	391,106	728,575
1 Following the transaction referred to in subsection "Business Combination" in this MD&A, the combined entity has 90,927,765 common shares, 28,549,991 warrants, 5,187,659 RSUs, and 664,328 options issued and outstanding as of the date of this report, March 28, 2023.

Fourth Quarter 2022 Operating and Financial Highlights

• Production averaged 29,527 boe/d in the fourth quarter of 2022, a 1,767 boe/d increase from the same period of 2021. New production from 34 gross (34 net) wells brought on-stream since December 31, 2021 offset production declines on existing wells.

• The Company's liquids weighting was 44% during the fourth quarter of 2022, compared to 39% in the same period of 2021. The increase was driven by high oil production from multiple pads brought on-stream throughout 2022.

• Oil and gas revenue for the three months ended December 31, 2022 and 2021 was $198.7 million and $139.2 million, respectively. Oil and gas revenue is the most directly comparable GAAP measure for operating netback, which is a non-GAAP measure. Operating netback was $119.4 million or $43.96/boe for the fourth quarter of 2022, reflecting an increase of $67.8 million or $23.74/boe from the same period of 2021. The increase was driven by improvements in commodity pricing which generated $18.64/boe of additional revenue and a $9.61/boe decrease in realized losses on risk management contracts. This was partially offset by a $2.73/boe increase in royalty expense.

• Net cash from operating activities for the three months ended December 31, 2022 and 2021 was $76.1 million and $33.5 million, respectively. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations, which is a non-GAAP measure. Funds from operations was $106.1 million during the fourth quarter of 2022, a $75.8 million or 250% increase from the same quarter of 2021. The increase is primarily due to a $67.8 million increase in operating netback and a $13.7 million decrease in optimization fees, partially offset by a $3.5 million increase in cash interest expense.

• The Company reported a net profit of $67.3 million for the three months ended December 31, 2022, compared to $37.1 million in the same period of 2021. The $30.2 million improvement was primarily due to a $75.8 million increase in funds from operations, partially offset by a $31.7 million increase in deferred income tax expense and a $12.6 million decrease in unrealized gain on risk management contracts.

• Net cash used in investing activities for the three months ended December 31, 2022 and 2021 was $145.6 million and $42.2 million, respectively. Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Capital expenditures during the fourth quarter of 2022 were $173.7 million, with the Company focusing its investments on well development activities in both the Karr and Gold Creek areas, along with spending on non-well activities in the Karr area. In Karr, the Company completed and tied in a nine gross (nine net) well pad and drilled and tied in a portion of 10 gross (8.05 net) wells across two pads. The remaining funds in Karr were used in various non-well infrastructure projects. In Gold Creek, the Company drilled, completed and tied in a three gross (three net) well pad.

• In December 2022, Hammerhead assets were certified under the EO100™ Standard for Responsible Energy Development, covering more than 100,000 net acres in the Montney formation. The EO100™ Standard encompasses the following five principles with a commitment for continuous improvement to each: Corporate Governance, Transparency & Ethics; Human Rights, Social Impact & Community Development; Indigenous People's Rights; Fair Labor & Working Conditions; and Climate Change, Biodiversity & Environment.

Year-to-Date 2022 Operating and Financial Highlights

• Production averaged 32,081 boe/d for the years ended December 31, 2022, a 4,276 boe/d increase from the same period of 2021. New production from 34 gross (34 net) wells brought on-stream since December 31, 2021 offset production declines on existing wells.

• The Company's liquids weighting was 43% during the years ended December 31, 2022, compared to 39% in the same period of 2021. The increase was driven by higher oil production from multiple pads brought on-stream throughout 2022.

• Oil and gas revenue for the years ended December 31, 2022 and 2021 was $844.6 million and $439.8 million, respectively. Oil and gas revenue is the most directly comparable GAAP measure for operating netback, which is a non-GAAP measure. Operating netback was $457.9 million or $39.10/boe for the year ended December 31, 2022, reflecting an increase of $296.6 million or $23.20/boe from the same period of 2021. Improvements in commodity pricing generated $28.79/boe of additional revenue, which was partially offset by a $5.13/boe increase in royalty expense.

• Net cash from operating activities for the years ended December 31, 2022 and 2021 was $371.4 million and $121.1 million, respectively. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations, which is a non-GAAP measure. Funds from operations was $405.0 million during the year ended December 31, 2022, a $290.5 million or 254% increase from the same period of 2021. The increase is primarily due to a $296.6 million increase in operating netback, and a $19.7 million decrease in optimization fees. This was partially offset by a $19.1 million increase in transaction costs, a $5.5 million increase in cash interest expense, and a $2.4 million increase in realized foreign exchange loss.

• The Company reported a net profit of $225.1 million for the year ended December 31, 2022, compared to a net loss of $71.8 million in the same period of 2021. The $296.9 million improvement was primarily due to a $290.5 million increase in funds from operations and a $54.8 million increase in unrealized gain on risk management contracts. This was partially offset by a $31.7 million increase in deferred income tax expense and all remaining non-cash impacts decreasing net profit by $16.6 million.

• Net cash used in investing activities for the year ended December 31, 2022 and 2021 was $368.2 million and $91.2 million, respectively. Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Capital expenditures during the year ended December 31, 2022 were $383.9 million, with the Company focusing its investments on well development activities in both the Karr and Gold Creek areas, along with spending on non-well activities in the Karr area. In Karr, the Company drilled, completed and tied-in two pads with a combined 13 gross (13 net) wells. Additionally, the Company drilled and tied-in a portion of 10 gross (8.05 net) wells across two pads and incurred spend on battery, facility and pipeline expansion projects. In Gold Creek, the Company drilled, completed and tied-in three pads with a combined 12 gross (12 net) wells.

• Effective September 26, 2022, the Company repaid, at par value, US$59.3 million of principal and accrued interest on its term debt, reducing the aggregate principal balance outstanding down to US$56.5 million.

• For the year ended December 31, 2022 the Company incurred $19.1 million in transaction costs related to the pending business combination with DCRD.

• Effective February 23, 2023, the Company completed a business combination agreement with DCRD.

Business Combination

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form HEI. Also pursuant to the plan of arrangement, Hammerhead Resources Inc. amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI. The transaction is considered a business combination under common control, and is accounted for under IFRS 2 Share Based Payment as it does not meet the definition of a business combination under IFRS 3 Business Combinations.

HEI's common shares and warrants are publicly traded on the Nasdaq under the symbols "HHRS" and "HHRSW", respectively and the TSX under the symbols "HHRS" and "HHRS.WT," respectively.

As a result of the combination, the Company's common shares, preferred shares, and 2020 warrants have been exercised if applicable, and converted to Class A common shares of HEI. The 2013 warrants were settled for a cash payment of $0.028 per warrant. The limited recourse loans of $5.8 million were terminated. HEI issued a combined total of 90,778,275 common shares and 28,549,991 warrants to the shareholders of Hammerhead and DCRD.

Transaction costs incurred directly by the Company for the year ended December 31, 2022 in connection with the transaction were $19.1 million.

Results of Operations

Production

	Three Months Ended December 31,			Year Ended December 31,
	2022	2021	% Change	2022	2021	% Change	2020
Crude oil and field condensate (bbls/d)	8,958	7,135	26	9,531	6,816	40	7,798
Natural gas (Mcf/d)	99,512	101,028	(2)	110,273	102,516	8	111,450
Natural gas liquids (bbls/d)	3,984	3,787	5	4,171	3,903	7	3,658
Total (boe/d)	29,527	27,760	6	32,081	27,805	15	30,031

Liquids weighting %	44	39		43	39		38

	Year ended December 31,
Gold Creek	2022	2021	% Change
Crude oil and field condensate (bbls)	1,667,741	1,466,248	14
Natural gas (Mcf)	29,706,341	29,931,220	(1)
Natural gas liquids (bbls)	1,116,693	1,145,080	(2)
Total (boe)	7,735,491	7,599,865	2

	Year ended December 31,
Karr	2022	2021	% Change
Crude oil and field condensate (bbls)	1,810,892	1,021,592	77
Natural gas (Mcf)	10,543,142	7,487,120	41
Natural gas liquids (bbls)	405,779	279,515	45
Total (boe)	3,973,861	2,548,960	56

Average production during the three months ended December 31, 2022, was 29,527 boe/d, up 6% from the fourth quarter of 2021. During the year ended December 31, 2022, average production was 32,081 boe/d, up 15% from the same period of 2021. The growth in production reflects 34 gross (34 net) wells brought on-stream since December 31, 2021, which offset production declines on existing wells.

The Company's liquids weighting was 44% and 43% respectively, for the three months and year ended December 31, 2022, compared to 39% for both periods in 2021. The increase in liquids weighting was driven by higher oil production from multiple pads brought on-stream throughout 2022 in the Karr area.

Realized Prices and Benchmark Prices

	Three Months Ended December 31,			Year Ended December 31,
(Per unit amounts)	2022	2021	% Change	2022	2021	% Change	2020

Average Realized Prices
Crude oil and field condensate ($/bbl)	108.69	92.34	18	120.10	80.03	50	44.04
Natural gas ($/Mcf) [1]	9.21	5.88	57	7.84	4.44	77	2.56
Natural gas liquids ($/bbl)	67.62	68.60	(1)	73.19	52.51	39	25.04
Total ($/boe)	73.14	54.50	34	72.13	43.34	66	23.97

Benchmark Prices
Crude oil
WTI (Cdn$/bbl)	112.23	97.18	15	122.42	85.14	44	52.53
Edmonton Light Sweet (Cdn$/bbl)	109.98	93.26	18	120.08	80.28	50	45.33
WTI/Edmonton Light Sweet (Cdn$/bbl)	(2.25)	(3.92)	(43)	(2.34)	(4.87)	(52)	(7.20)
Natural gas
AECO 5A (Cdn$/GJ)	4.84	4.41	10	5.03	3.43	47	2.11
AECO 5A (Cdn$/Mcf) [2]	5.15	4.70	10	5.36	3.66	46	2.25
NYMEX (US$/MMBtu)	6.27	5.83	8	6.64	3.85	72	2.08
NYMEX (Cdn$/Mcf) [2]	8.60	7.41	16	8.74	4.87	79	2.80
Union-Dawn (US$/MMBtu)	5.16	4.65	11	6.05	3.61	68	1.87
Union-Dawn (Cdn$/Mcf) [2]	7.07	5.90	20	7.94	4.57	74	2.52
Chicago City-Gate (US$/MMBtu)	5.38	4.58	17	6.10	5.06	21	1.88
Chicago City-Gate (Cdn$/Mcf) [2]	7.37	5.82	27	8.01	6.43	25	2.54
Stanfield (US$/MMBtu)	14.45	5.32	172	8.32	3.87	115	2.03
Stanfield (Cdn$/Mcf) [2]	19.80	6.77	192	11.06	4.90	126	2.73
Malin (US$/MMBtu)	14.42	5.36	169	8.42	3.94	114	2.06
Malin (Cdn$/Mcf) [2]	19.76	6.82	190	11.20	4.99	124	2.77
Average foreign exchange
Exchange rate - US$/Cdn$	1.36	1.26	8	1.30	1.25	4	1.34

1 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

2 At industry average heating values of 37.8 GJ/e3m3, 1 mcf of natural gas is approximately 1.065 GJ.

Crude oil and field condensate

The majority of the Company's crude oil and field condensate production is delivered and sold in Central Alberta through firm service commitments on Pembina's pipeline systems. The price that Hammerhead receives for crude oil and field condensate production is primarily driven by global supply and demand and the Edmonton light sweet oil and condensate price differentials.

During the three months and year ended December 31, 2022, the Company's realized crude oil and field condensate price increased by $16.35/bbl or 18% and $40.07/bbl or 50%, respectively, compared to the same periods in 2021. Improved pricing was driven by a rise in demand for oil products coupled with diminished supply from low levels of inventory experienced worldwide and sanctions on Russian oil exports issued in response to the Russia-Ukraine war. Though prices have improved over the 2021 period, volatility persists from the global concern over a potential economic recession and China's impact on demand.

Natural Gas

The Company's natural gas transportation capacity provides geographical diversification across North America. The Company has firm service commitments to deliver and sell its natural gas production to the Alberta, Eastern Canada and United States (Midwest and West Path) markets.

	Three Months Ended December 31,		Year Ended December 31,
% weighting of total gas sales	2022	2021	2022	2021	2020
Alberta	41	40	47	41	52
Eastern Canada	32	33	29	32	29
United States	27	27	24	27	19

For the three months and year ended December 31, 2022, Hammerhead's realized natural gas price increased by $3.33/mcf or 57%, and $3.40/mcf or 77%, respectively, compared to the same periods in 2021. The increase in the Company's realized price was driven by improvements in benchmark prices across all North American markets, and significant improvements in the West Path United States benchmark pricing.

During the three months and year ended December 31, 2022, North American prices increased due to high demand from LNG facilities as European markets experienced supply uncertainty due to the Russia-Ukraine war. Prices in Alberta were impacted by third party pipeline maintenance which kept AECO prices comparatively lower than other North American markets. Increases at the West Path sales points in the United States were driven by regional weather and demand.

NGL

The Company's natural gas liquids and plant condensate is currently sold on the Alberta market, but achieves geographical diversification in pricing through Pembina Pipeline's marketing pool. Pembina operates a pool of sales that provides access to the United States, Asia and Eastern Canadian markets, with market weightings adjusted for supply and demand outlook and seasonality.

For the three months and year ended December 31, 2022, Hammerhead's realized NGL price decreased by $0.98/bbl or 1%, and increased by $20.68/bbl or 39%, respectively, compared to the same periods in 2021. Warmer weather and inventory recoveries in the US during the fourth quarter of 2022 tempered previous price improvements. Higher demand for North American NGL products and diminished supply from low inventory levels compounded by continued political unrest from the Russia-Ukraine war, drove improvements in pricing for the year ended December 31, 2022.

Revenue

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Crude oil and field condensate	89,579	60,615	48	417,791	199,108	110	125,711
Natural gas	84,317	54,663	54	315,423	165,957	90	104,267
Natural gas liquids	24,780	23,905	4	111,430	74,778	49	33,356
Oil and gas revenue	198,676	139,183	43	844,644	439,843	92	263,514
Revenue - $/boe	73.14	54.50	34	72.13	43.34	66	23.97

For the three months and year ended December 31, 2022, the Company earned revenue of $198.7 million and $844.6 million, respectively, compared to $139.2 million and $439.8 million in the comparative periods of 2021. The increase in both periods is primarily due to higher realized prices across all commodities with increased production further contributing to the rise in revenue for the year.

Royalty Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Royalty expense	22,855	14,511	58	104,508	38,577	171	17,185
Royalty expense - $/boe	8.41	5.68	48	8.93	3.80	135	1.56
Percentage of revenue	12	10		12	9		7

Hammerhead pays royalties to the Province of Alberta in respect of the Company's production and sales volumes in accordance with the established royalty regime. The majority of the Company's royalties are paid to the Crown, which are based on various sliding scales that are dependent on incentives, production volumes and commodity prices. Hammerhead's wells spud on or after January 1, 2017 qualify for the Crown's Modernized Royalty Framework ("MRF") incentive program which has a low initial 5% royalty rate until a threshold return of capital has been achieved. As of the latter half of 2018 and up until April 2022, the Company qualified for the Crown's Enhanced Hydrocarbon Recovery Program ("EHRP") associated with a pilot waterflood program in a portion of the Company's Gold Creek area. The EHRP provided for a flat royalty of 5% on all commodities produced from specific wells impacted by the waterflood program during this time period.

The Company receives a monthly Gas Cost Allowance ("GCA") credit from the Province of Alberta for expenses incurred to process and transport the Crown's portion of natural gas production. The credit is applied to the royalties that would have been owed to the Crown. The GCA credit is assessed annually every June and is subject to a true-up adjustment as a payable to the Crown or a receivable in the form of a credit to the Company.

During the fourth quarter of 2022, royalty expenses increased $8.3 million or $2.73/boe compared to the fourth quarter of 2021. On a percentage of revenue basis, royalties increased by 2% over the same period. During the year ended December 31, 2022, royalty expenses increased $65.9 million or $5.13/boe, compared to the same period of 2021. On a percentage of revenue basis, royalties increased by 3% over the same period.

Higher commodity prices, with the added impact of fewer wells receiving an incentivized rate, drove the increase in royalties for the three months and year ended December 31, 2022 when compared to the same periods of 2021. With improved pricing, and high production levels, MRF incentive wells achieve their threshold return of capital sooner, resulting in a shorter time period for new wells to capture the incentivized rate, and therefore compounding the increase to royalty expense.

Operating Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Gas gathering and processing	11,582	8,194	41	42,762	37,900	13	37,532
Chemicals and fuel	4,423	3,933	12	18,755	11,819	59	11,114
Repairs and maintenance	2,982	2,499	19	15,025	10,187	47	8,448
Staff and contractor costs	2,540	2,184	16	9,855	8,200	20	9,852
Well servicing	733	610	20	2,744	1,916	43	1,206
Other	4,543	3,982	14	17,451	12,699	37	9,325
Operating expense	26,803	21,402	25	106,592	82,721	29	77,477
Operating expense - $/boe	9.87	8.38	18	9.10	8.15	12	7.05

For the three months ended December 31, 2022, operating expense increased $5.4 million or $1.49/boe, compared to the corresponding period of 2021. The increase was driven by higher gas gathering and processing costs, as well as increased production volumes. The rise in gas gathering and processing fees was caused by a favorable equalization adjustment that lowered these fees in the fourth quarter of 2021, an unfavorable equalization adjustment that increased these fees in the fourth quarter of 2022, and higher levels of firm service commitments in 2022.

For the year ended December 31, 2022, operating expense increased $23.9 million or $0.95/boe, compared to the corresponding period of 2021. The increase is due to additional production volumes, as well as higher per boe costs for chemicals and fuel, repairs and maintenance and other operating costs. Higher per unit pricing and consumption required by increased production drove the increased chemicals and fuel expense. The increase in repairs and maintenance charges reflects three battery turnarounds performed in the second quarter of 2022, compared to one corresponding turnaround in 2021. For other operating costs, the increase is due to additional water disposal costs for new wells on stream and higher carbon tax expense resulting from a change in rates under the Government TIER program.

Transportation Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Transportation expense - gross	17,202	15,421	12	69,683	62,044	12	57,393
Transportation income	-	(12)	(100)	-	(180)	(100)	(411)
Net transportation expense	17,202	15,409	12	69,683	61,864	13	56,982

(Cdn$ per boe)
Transportation expense - gross	6.33	6.04	5	5.95	6.11	(3)	5.22
Transportation income	-	-	-	-	(0.02)	(100)	(0.04)
Net transportation expense	6.33	6.04	5	5.95	6.09	(2)	5.18

During the three months ended December 31, 2022, gross transportation expense was $17.2 million or $6.33/boe, compared to $15.4 million or $6.04/boe in the same period of 2021. During the year ended December 31, 2022, gross transportation expense was $69.7 million or $5.95/boe, compared to $62.0 million or $6.11/boe in the same period of 2021.

The increase in gross transportation expense for the three months and year ended December 31, 2022 of $1.8 million and $7.6 million, respectively, was due to higher overall volumes. The $0.29/boe increase for the three months ended December 31, 2022 was due to an unfavorable third-party adjustment that raised NGL transportation costs in the fourth quarter of 2022. Conversely, the decrease in per unit fees of $0.14/boe for the year ended December 31, 2022 was caused by lower take-or-pay charges throughout the year as increased oil production allowed the Company to fulfill its oil firm service commitments.

Risk Management Contracts

The Company's risk management program is primarily designed to reduce volatility in revenue and cash flow, help ensure sufficient cash flow to service debt obligations and provide consistency for the Company's capital program.

Risk management contract settlements are recognized as a realized gain or loss. The fair value of the Company's unsettled risk management contracts is recorded as an asset or liability at each reporting period with any change in the mark-to-market positions of the outstanding contracts recognized as an unrealized gain or loss in net profit (loss). Both realized and unrealized gains and losses on risk management contracts vary based on fluctuations related to the specific terms of outstanding contracts in the period including contract types, contract quantities, contract prices and the underlying commodity reference prices.

The following table summarizes the liability or asset position of risk management contracts outstanding:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Crude liability	(5,801)	(13,463)
Gas asset (liability)	17,808	(2,773)
NGL liability	-	(9,869)
Net fair value asset (liability)	12,007	(26,105)

The following table summarizes the realized losses on risk management contract settlements, as well as the unrealized losses or gains related to changes in the fair value of outstanding contracts:

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Realized loss on risk management contracts [1]	(12,402)	(36,208)	(66)	(105,977)	(95,407)	11	66,121
Unrealized gain (loss) on risk management contracts [2]	33,657	46,238	(27)	38,112	(16,649)	N/A	(18,353)
Total gain (loss) on risk management contracts	21,255	10,030	112	(67,865)	(112,056)	(39)	47,768

(Cdn$ per boe)
Realized loss on risk management contracts [1]	(4.57)	(14.18)	(68)	(9.05)	(9.40)	(4)	6.02
Unrealized gain (loss) on risk management contracts [2]	12.39	18.10	(32)	3.25	(1.64)	N/A	(1.67)
Total gain (loss) on risk management contracts	7.82	3.92	99	(5.80)	(11.04)	(47)	4.35

1 Represents actual cash settlements under the respective contracts.

2 Represents the change in fair value of contracts outstanding during the period.

During the three months ended December 31, 2022, the Company incurred a realized loss on risk management contracts of $12.4 million, compared to a realized loss of $36.2 million in the comparative period of 2021. The decreased loss primarily relates to a lower volume of oil contracts and a lower spread between hedged prices and realized prices.

During the year ended December 31, 2022, the Company incurred a realized loss on risk management contracts of $106.0 million, compared to a realized loss of $95.4 million in the comparative period of 2021. The increased loss relates primarily to improvements in Dawn natural gas and WTI oil realized prices relative to hedged prices.

The unrealized gain on risk management contracts of $33.7 million for the three months ended December 31, 2022 is primarily due to the deterioration of gas forward pricing from September 30 to December 31, relative to the hedged prices of the risk management contracts outstanding and the realized settlement of out of the money contracts during the quarter. The prior year unrealized gain on risk management contracts of $46.2 million for the three months ended December 31, 2021 was primarily due to the realized settlement of out of the money contracts during the quarter, as well as the deterioration of Dawn forward pricing over the quarter.

The unrealized gain on risk management contracts of $38.1 million for the year ended December 31, 2022 is primarily due to the settlement of out of the money contracts throughout the year on all commodities and the deterioration of natural gas forward pricing from December 31, 2021 to December 31, 2022, relative to the hedged prices of the risk management contracts outstanding. The unrealized loss on risk management contracts of $16.6 million for the year ended December 31, 2021 was due to improvements in strip pricing across all commodities from December 31, 2020 to December 31, 2021, relative to the hedged prices of the risk management contracts outstanding.

As at December 31, 2022, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Jan 1, 2023 - Jun 30, 2023	US$ WTI	1,000	87.00
Jan 1, 2023 - Dec 31, 2023	US$ WTI	1,100	65.00

Remaining Term	Reference	Total Daily Volume (GJ/d)	Total Daily Volume (MMbtu/d)	Weighted Average (CDN$/GJ)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Apr 1, 2023 - Sep 30, 2023	CDN$ AECO	30,000	-	4.96	-
Jan 1, 2023 - Jun 30, 2023	US$ Dawn	-	30,000	-	3.04
Jan 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	-	30,000	-	(1.48)

Natural Gas Collar
Jan 1, 2023 - Dec 31, 2023	US$ NYMEX	-	30,000	-	5.00 - 9.80

Operating Netback

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Revenue	198,676	139,183	43	844,644	439,843	92	263,514
Royalties	(22,855)	(14,511)	58	(104,508)	(38,577)	171	(17,185)
Operating expense	(26,803)	(21,402)	25	(106,592)	(82,721)	29	(77,477)
Net transportation expense	(17,202)	(15,409)	12	(69,683)	(61,864)	13	(56,982)
Operating netback, excluding realized losses on risk management contracts	131,816	87,861	50	563,861	256,681	120	111,870
Realized losses on risk management contracts	(12,402)	(36,208)	(66)	(105,977)	(95,407)	11	66,121
Operating netback [1]	119,414	51,653	131	457,884	161,274	184	177,991

(Cdn$ per boe)
Revenue	73.14	54.50	34	72.13	43.34	66	23.97
Royalties	(8.41)	(5.68)	48	(8.93)	(3.80)	135	(1.56)
Operating expense	(9.87)	(8.38)	18	(9.10)	(8.15)	12	(7.05)
Net transportation expense	(6.33)	(6.04)	5	(5.95)	(6.09)	(2)	(5.18)
Operating netback, excluding realized losses on risk management contracts	48.53	34.40	41	48.15	25.30	90	10.18
Realized losses on risk management contracts	(4.57)	(14.18)	(68)	(9.05)	(9.40)	(4)	6.02
Operating netback per boe [2]	43.96	20.22	117	39.10	15.90	146	16.20

1 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

For the three months ended December 31, 2022, the Company's operating netback was $43.96/boe, an increase of $23.74/boe from the corresponding period of 2021. The increase was driven by improvements in commodity pricing which generated $18.64/boe of additional revenue and a $9.61/boe decrease in realized losses on risk management contracts. Royalties also increased alongside revenue, resulting in a $2.73/boe increase in royalty expense.

For the year ended December 31, 2022, the Company's operating netback was $39.10/boe, an increase of $23.20/boe from the prior year. Improvements in commodity pricing generated $28.79/boe of additional revenue, which was partially offset by a corresponding $5.13/boe increase in royalty expense.

General and Administrative ("G&A") Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Salaries and benefits	4,306	5,663	(24)	18,573	19,370	(4)	16,525
Information technology	659	574	15	2,423	2,195	10	1,958
Insurance	505	338	49	1,870	1,059	77	844
Professional fees [1]	503	469	7	1,595	1,467	9	3,038
Office rent	189	200	(6)	692	751	(8)	736
Other	730	548	33	2,243	1,418	58	1,027
Gross G&A expense	6,892	7,792	(12)	27,396	26,260	4	24,128
Capitalized G&A expense	(1,349)	(1,151)	17	(5,128)	(4,695)	9	(2,290)
Net G&A expense	5,543	6,641	(17)	22,268	21,565	3	21,838
Net G&A - $/boe	2.04	2.60	(22)	1.90	2.12	(10)	1.99

1 Professional fees include external audit, legal and reserve evaluation fees and other contract services.

For the three months ended December 31, 2022, gross G&A expense decreased by $0.9 million or 12%, compared to the same period in 2021. This decrease was primarily due to a $1.4 million or 24% decrease in salaries and benefits, as in the fourth quarter of 2021, the Company incurred additional costs due to an incentive program amendment.

For the year ended December 31, 2022, gross G&A expense increased by $1.1 million or 4%, compared to the same period in 2021. The increase was primarily due to higher corporate insurance rates, and a rise in donations, travel, and corporate events as operations normalized with the lifting of COVID-19 restrictions during the current year. The increase was partially offset by lower salaries and benefits due to an incentive program amendment which increased salaries and benefits in 2021.

Capitalized G&A expense varies with the composition and compensation levels of technical departments and their time attributed to capital projects. During the three months and year ended December 31, 2022, capitalized G&A expense increased by $0.2 million or 17%, and $0.4 million or 9% compared to the same periods of 2021, based on an increased employee focus on capital activity in the current year.

Optimization Fees

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Optimization fees	-	13,665	(100)	-	19,708	(100)	670
Optimization fees - $/boe	-	5.35	(100)	-	1.94	(100)	0.06

Optimization fees relate to a business improvement project initiated through a third party consulting group that was terminated in the fourth quarter of 2021.

Transaction Costs

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Transaction costs	3,059	-	100	19,080	-	100	-
Transaction costs - $/boe	1.13	-	100	1.63	-	100	-

On February 23, 2023, the Company completed a business combination agreement with DCRD, an affiliate of Riverstone. For the three months and year ended December 31, 2022 the Company incurred $3.1 million and $19.1 million, respectively, in transaction costs related to the business combination with DCRD.

Share-based Compensation Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Gross share-based compensation expense	1,489	3,872	(62)	14,157	18,658	(24)	8,352
Capitalized share-based compensation expense	(387)	(1,115)	(65)	(4,113)	(4,619)	(11)	(1,197)
Net share-based compensation expense	1,102	2,757	(60)	10,044	14,039	(28)	7,155
Net share-based compensation expense - $/boe	0.41	1.08	(62)	0.86	1.38	(38)	0.65

Changes in gross share-based compensation expense relate to the number of units granted, the timing of grants, the fair value of units on the grant date, the vesting period over which the related expense is recognized and the timing and quantity of forfeitures.

Gross share-based compensation decreased by $2.4 million or 62% and $4.5 million or 24% for the three months and year ended December 31, 2022, respectively, compared to the same periods of 2021. The decrease was primarily due to awards issued during 2021 which had accelerated vesting terms and were fully expensed by the second quarter of 2022.

Capitalized share-based compensation for the three months and year ended December 31, 2022 decreased by $0.7 million or 65%, and $0.5 million or 11% compared to the same periods of 2021 due to lower gross share-based compensation in 2022.

Finance Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Interest on term debt - cash	-	-	-	1,785	-	100	9,177
Interest on term debt - PIK	2,247	3,808	(41)	12,833	14,660	(12)	8,714
Total interest on term debt	2,247	3,808	(41)	14,618	14,660	-	17,891
Interest and fees on bank debt	4,591	1,087	322	9,734	5,979	63	16,961
Interest on lease obligation	82	38	116	257	181	42	286
Interest on EDC facility - letters of credit	261	359	(27)	307	419	(27)	711
Amortization of financing costs	-	-	-	-	-	-	1,459
Accretion of decommissioning liabilities	166	92	80	581	25	2,224	36
Total finance expense	7,347	5,384	36	25,497	21,264	20	37,344

Cash interest expense - $/boe	1.82	0.58	214	1.03	0.65	58	2.47
Non-cash interest and accretion expense - $/boe	0.89	1.53	(42)	1.15	1.45	(21)	0.93

Average principal debt outstanding during the period:
Term debt (2020 Senior Notes)	77,964	132,033	(41)	122,735	125,823	(2)
Bank debt (credit facility)	127,898	100,936	27	105,656	113,633	(7)
Total average principal debt outstanding	205,862	232,969	(12)	228,391	239,456	(5)

Finance expense is primarily comprised of interest incurred on the Company's term debt (2020 Senior Notes) and credit facility borrowings (bank debt).

Term Debt

The Company's term debt consists of the 2020 Senior Notes, which bear interest at 12% and include the option of paying interest as cash or as paid-in-kind ("PIK"). During the three months and year ended December 31, 2022, interest expense on term debt decreased by $1.6 million or 41% and a nominal amount, respectively, compared to the same periods of 2021. The decrease for the quarter was due to a lower outstanding principal amount on which the interest is calculated, as a result of the repayment of a portion of the 2020 Senior Notes during the third quarter of 2022. On an annual basis, the interest expense was consistent between 2021 and 2022 due to the increased PIK interest accumulation in the first three quarters of 2022, which offset reduced interest in the fourth quarter.

Bank Debt

During the three months and year ended December 31, 2022, interest expense and fees on bank debt increased by $3.5 million or 322%, and $3.8 million or 63% compared to the same periods of 2021. The increase for both periods was due to fees to amend the credit facility on December 15, 2022 and higher interest rates throughout 2022.

(Gain) Loss on Foreign Exchange

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Realized loss (gain) on foreign exchange	168	9	1,767	2,425	(9)	N/A	4
Unrealized (gain) loss on foreign exchange	(1,112)	(630)	77	4,804	(341)	N/A	813
(Gain) loss on foreign exchange	(944)	(621)	52	7,229	(350)	N/A	817

The Company's foreign exchange impacts primarily relate to term debt which is denominated in US dollars and translated into Canadian dollars at the end of each reporting period.

During the three months and year ended December 31, 2022, realized loss on foreign exchange increased $0.2 million and $2.4 million compared to the same periods of 2021. The increase for the year ended December 31, 2022 was due to the repayment of a portion of term debt which settled at a weaker exchange rate during the period. This was partially offset by a foreign exchange hedge entered into by the Company for the purpose of settling a portion of the term debt.

Relative to the US dollar, the Canadian dollar strengthened from 1.3707 at September 30, 2022 to 1.3544 at December 31, 2022. This resulted in a lower Canadian dollar liability for term debt and a corresponding unrealized foreign exchange gain of $1.1 million during the fourth quarter of 2022. Similarly, the Canadian dollar strengthened from 1.2741 at September 30, 2021 to 1.2678 at December 31, 2021. This resulted in a lower Canadian dollar liability for term debt and a corresponding unrealized foreign exchange gain of $0.6 million during the fourth quarter of 2021.

Relative to the US dollar, the Canadian dollar weakened from 1.2678 at December 31, 2021 to 1.3544 at December 31, 2022. This resulted in a higher Canadian dollar liability for term debt and a corresponding unrealized foreign exchange loss of $4.8 million for the year ended December 31, 2022. Conversely, the Canadian dollar strengthened from 1.2732 at December 31, 2020 to 1.2678 at December 31, 2021. This resulted in a lower Canadian dollar liability for term debt, and a corresponding unrealized foreign exchange gain of $0.3 million for the year ended December 31, 2021.

Depletion and Depreciation Expense

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per boe)	2022	2021	% Change	2022	2021	% Change	2020
Depletion of developed and producing assets	37,401	30,235	24	144,133	122,623	18	132,859
Depreciation of corporate assets	526	467	13	1,982	1,481	34	1,590
Depreciation of right-of-use assets	475	186	155	1,053	741	43	735
Impairment	-	2,488	(100)	-	2,488	(100)	-
Total depletion and depreciation expense	38,402	33,376	15	147,168	127,333	16	135,184
Depletion and depreciation expense - $/boe	14.14	13.07	8	12.57	12.55	-	12.30

Depletion and depreciation reflect the development costs of Hammerhead's investments which are initially capitalized and then amortized to net income over the estimated useful lives of the assets. The Company's developed and producing assets are depleted using the unit-of-production method based on the estimated recoverable amount from total proved and probable ("2P") reserves determined in accordance with NI 51-101. The depletion base consists of the historical net book value of capitalized costs plus estimated future development costs required to develop the Company's estimated 2P reserves. Depletion and depreciation rates are subject to change based on changes in the carrying value of the asset base, changes in future development costs, reserve updates and changes in production. Depletion expenses are calculated using depletion rates and production volumes applicable to each depletable asset.

For the three months ended December 31, 2022, depletion and depreciation expense increased $5.0 million or 15%, compared to the same period in 2021. The increase was due to a higher depletion rate, caused by an increase in future development costs and higher depletion of developed and producing assets, driven by higher production volumes.

For the year ended December 31, 2022, depletion and depreciation expense increased $19.8 million or 16%, compared to the same period in 2021. The increase primarily related to higher depletion of developed and producing assets, driven by higher production volumes.

(Gain) Loss on Warrant Revaluation

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
(Gain) loss on warrant revaluation	(77)	6	N/A	10,611	96	10,953	(3,981)

The warrant liability was recorded at fair value upon inception and is reassessed at the end of each period, with changes in the estimated fair value recognized through income as a non-cash item. During the three months and year ended December 31, 2022, the Company incurred a nominal gain on warrant revaluation and a $10.6 million loss on warrant revaluation respectively, compared to a nominal loss on warrant revaluation for the same periods of 2021. The increased loss for the year ended December 31, 2022 relates to an increase in the value of warrants outstanding due to a rise in the Company's share price during the third quarter of 2022.

Funds from Operations

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Operating netback [1]	119,414	51,653	131	457,884	161,274	184	177,991
G&A expense	(5,543)	(6,641)	(17)	(22,268)	(21,565)	3	(21,838)
Optimization fees	-	(13,665)	(100)	-	(19,708)	(100)	(670)
Transaction costs	(3,059)	-	100	(19,080)	-	100	-
Cash interest expense	(4,934)	(1,484)	232	(12,083)	(6,579)	84	(27,135)
Realized foreign exchange (loss) gain	(168)	(9)	1,767	(2,425)	9	N/A	(4)
Other cash impacts [2]	379	455	(17)	2,939	1,022	188	1,143
Funds from operations [3]	106,089	30,309	250	404,967	114,453	254	129,487

(Cdn$ per boe)
Operating netback [4]	43.96	20.22	117	39.10	15.90	146	16.20
G&A expense	(2.04)	(2.60)	(22)	(1.90)	(2.12)	(10)	(1.99)
Optimization fees	-	(5.35)	(100)	-	(1.94)	(100)	(0.06)
Transaction costs	(1.13)	-	100	(1.63)	-	100	-
Cash interest expense	(1.82)	(0.58)	214	(1.03)	(0.65)	58	(2.47)
Realized foreign exchange loss	(0.06)	-	100	(0.21)	-	100	-
Other cash impacts [2]	0.14	0.18	(22)	0.25	0.10	150	0.10
Funds from operations [5]	39.05	11.87	229	34.58	11.29	206	11.78

Weighted average common shares outstanding (000s)
Basic	392,556	391,117	-	391,803	391,106	-	391,052
Diluted	1,058,515	952,281	11	961,751	391,106	146	728,575

Per common share - basic [6]	0.27	0.08	238	1.03	0.29	255	0.33
Per common share - diluted [7]	0.10	0.03	233	0.42	0.29	45	0.18

1 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Oil and gas revenue for the three months ended December 31, 2022 and 2021 were $198.7 million and $139.2 million, respectively. Oil and gas revenue for the years ended December 31, 2022, 2021, and 2020 were $844.6 million, $439.8 million, and $263.5 million respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Other cash impacts consist of treating and processing income, the Company's recoveries related to royalty interest and bad debt allowances.

3 Funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations. Net cash from operating activities for the three months ended December 31, 2022 and 2021 was $76.1 million and $33.5 million, respectively. Net cash from operating activities for the years ended December 31, 2022, 2021, and 2020 were $371.4 million, $121.1 million, and $119.7 million respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

4 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Oil and gas revenue for the three months ended December 31, 2022 and 2021 were $73.14/boe and $54.50/boe, respectively. Oil and gas revenue per boe for the years ended December 31, 2022, 2021 and 2020 were $72.13/boe, $43.34/boe, and $23.97/boe respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Funds from operations per boe is a non-GAAP measure. Net cash from operating activities per boe is the most directly comparable GAAP measure for funds from operations per boe. Net cash from operating activities per boe for the three months ended December 31, 2022 and 2021 was $28.03/boe and $13.13/boe, respectively. Net cash from operating activities for the years ended December 31, 2022, 2021, and 2020 were $31.71/boe, $11.93/boe, and $10.89/boe respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

6 Funds from operations per common share - basic is a non-GAAP measure. Net cash from operating activities per common share - basic is the most directly comparable GAAP measure for funds from operations per common share - basic. Net cash from operating activities per common share - basic for the three months ended December 31, 2022 and 2021 was $0.19 and $0.09, respectively. Net cash from operating activities per common share - basic for the years ended December 31, 2022, 2021 and 2020 was $0.95, $0.31, and $0.31 respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

7 Funds from operations per common share - diluted is a non-GAAP measure. Net cash from operating activities per common share - diluted is the most directly comparable GAAP measure for funds from operations per common share - diluted. Net cash from operating activities per common share - diluted for the three months ended December 31, 2022 and 2021 was $0.07 and $0.04, respectively. Net cash from operating activities per common share - diluted for the years ended December 31, 2022, 2021 and 2020 were $0.39, $0.31, and $0.16 respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company generated funds from operations of $106.1 million during the fourth quarter of 2022, a $75.8 million or 250% increase from the same quarter of 2021. The increase is primarily due to a $67.8 million increase in operating netback and a  $13.7 million decrease in optimization fees, partially offset by a $3.5 million increase in cash interest expense.

The Company generated funds from operations of $405.0 million during the year ended December 31, 2022, a $290.5 million or 254% increase from the same period of 2021. The increase is primarily due to a $296.6 million increase in operating netback, a $19.7 million decrease in optimization fees and a $1.9 million increase in other cash impacts. This was partially offset by a $19.1 million increase in transaction costs, a $5.5 million increase in cash interest expense, a $2.4 million increase in realized foreign exchange loss, as well as a $0.7 million increase in G&A expense.

Adjusted Funds from Operations

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Funds from operations [1]	106,089	30,309	250	404,967	114,453	254	129,487
Optimization fees	-	13,665	(100)	-	19,708	(100)	670
Transaction costs	3,059	-	100	19,080	-	100	-
Realized foreign exchange loss (gain)	168	9	1,767	2,425	(9)	(27,044)	4
Other income, excluding transportation income	(379)	(455)	(17)	(2,939)	(1,022)	188	(1,143)
Adjusted funds from operations [1]	108,937	43,528	150	423,533	133,130	218	129,018

Weighted average common shares outstanding (000s)
Basic	392,556	391,117	-	391,803	391,106	-	391,052
Diluted	1,058,515	952,281	11	961,751	391,106	146	728,575

Per common share - basic [1]	0.28	0.11	155	1.08	0.34	218	0.33
Per common share - diluted [1]	0.10	0.05	100	0.44	0.34	29	0.18

1 Funds from operations and adjusted funds from operations are non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations and adjusted funds from operations. Net cash from operating activities for the three months ended December 31, 2022 and 2021 was $76.1 million and $33.5 million, respectively. Net cash from operating activities for the years ended December 31, 2022, 2021, and 2020 were $371.4 million, $121.1 million, and $119.7 million respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Net Profit (Loss)

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands, except per share)	2022	2021	Change	2022	2021	Change	2020
Net profit (loss)	67,298	37,139	81	225,100	(71,821)	N/A	53,410

Net profit (loss) attributable to ordinary equity holders - basic	60,584	31,344	93	199,865	(93,601)	N/A	34,566
Weighted average common shares outstanding - basic (000s)	392,556	391,117	-	391,803	391,106	-	391,052
Per common share - basic	0.15	0.08	88	0.51	(0.24)	N/A	0.09

Net profit (loss) attributable to ordinary equity holders - diluted	60,508	31,359	93	199,865	(93,601)	N/A	34,669
Weighted average common shares outstanding - diluted (000s)	1,058,515	952,281	11	961,751	391,106	146	728,575
Per common share - diluted	0.06	0.03	100	0.21	(0.24)	N/A	0.05

(Cdn$ thousands)
Net profit, three months ended December 31, 2021	37,139
Increase from funds from operations [1]	75,780
Add (deduct) change in non-cash items:
Increase in deferred income tax expense	(31,720)
Decrease in unrealized gain on risk management contracts	(12,581)
Increase in depletion, depreciation and impairment expense	(5,026)
Decrease in share based compensation expense	1,655
Decrease in non-cash finance costs	1,486
Other	565
Net profit, three months ended December 31, 2022	67,298

1 Funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations. Net cash from operating activities for the three months ended December 31, 2022 and 2021 was $76.1 million and $33.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company reported a net profit of $67.3 million for the three months ended December 31, 2022, compared to a net profit of $37.1 million in the same period of 2021. The $30.2 million improvement was primarily due to a $75.8 million increase in funds from operations, partially offset by a $31.7 million increase in deferred income tax expense and a $12.6 million decrease in unrealized gain on risk management contracts. The improvement was further driven by the remaining non-cash impacts of $1.3 million as outlined in the table above.

(Cdn$ thousands)
Net loss, year ended December 31, 2021	(71,821)
Increase from funds from operations [1]	290,514
Add (deduct) change in non-cash items:
Increase in unrealized gain on risk management contracts	54,761
Loss on property disposition	13,813
Increase in deferred income tax expense	(31,720)
Increase in depletion and depreciation expense	(19,835)
Increase in unrealized loss on foreign exchange	(5,145)
Decrease in share based compensation expense	3,995
Change in fair value of warrants	(10,515)
Other	1,053
Net profit, year ended December 31, 2022	225,100

1 Funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations. Net cash from operating activities for the years ended December 31, 2022 and 2021 were $371.4 million and $121.1 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company reported a net profit of $225.1 million for the year ended December 31, 2022, compared to a net loss of $71.8 million in the same period of 2021. The $296.9 million improvement was primarily due to a $290.5 million increase in funds from operations and a $54.8 million increase in unrealized gain on risk management contracts. This was partially offset by a $31.7 million increase in deferred income tax expense and the remaining non-cash impacts of $16.6 million as outlined in the table above.

Deferred Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. As at December 31, 2022, the Company recognized a deferred tax liability of $31.7 million. As at December 31, 2021, the Company had a deferred tax asset of $32.1 million that was not recognized in the financial statements due to the uncertainty regarding future taxable profits against which losses can be offset. The Company does not anticipate paying current income taxes until 2025, based on current strip pricing.

The Company's estimated consolidated income tax pools are summarized as follows:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Canadian oil and gas property expense	100,058	109,861
Canadian development expense	348,313	258,454
Canadian exploration expense	207,272	207,104
Non-capital losses [1]	270,352	343,879
Undepreciated capital cost pools	532,314	549,896
Debt and share issuance costs	3,647	4,710
Total	1,461,956	1,473,904

1 These non-capital losses begin to expire after 2034.

Capital Expenditures

Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the three months ended December 31, 2022 and 2021 was $145.6 million and $42.2 million, respectively. Net cash used in investing activities for the years ended December 31, 2022 and 2021 were $368.2 million and $91.2 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

	Three Months Ended December 31,			Year Ended December 31,
(Cdn$ thousands)	2022	2021	% Change	2022	2021	% Change	2020
Drilling and completion	127,056	54,305	134	248,141	104,051	138	63,941
Equipment, facilities and pipelines	42,989	9,470	354	114,440	22,742	403	21,012
Workovers and maintenance capital	1,503	3,319	(55)	12,830	5,851	119	5,757
Land	-	-	-	1,311	-	100	-
Geological and geophysical	5	-	100	168	1	16,700	45
Other [1]	2,116	1,291	64	6,986	5,899	18	3,607
Capital expenditures [2]	173,669	68,385	154	383,876	138,544	177	94,362

1 Other includes capitalized salaries and benefits and corporate capital expenditures.

2 Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the three months ended December 31, 2022 and 2021 was $145.6 million and $42.2 million, respectively. Net cash used in investing activities for the years ended December 31, 2022, 2021, and 2020 were $368.2 million, $91.2 million, and $113.3 million respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Capital expenditures for the three months ended December 31, 2022 were $173.7 million, up $105.3 million from the comparative period of 2021.

For the three months ended December 31, 2022, the Company incurred approximately $129.8 million in its Karr area, primarily related to the completion and tie-in of a nine gross (nine net) well pad, which came on-stream in December 2022, and a portion of the drill and tie-in of a seven gross (seven net) well pad. The Company also spent approximately $23.8 million in its Gold Creek area, of which the majority related to the drill, completion and tie-in of a three gross (three net) well pad, which came on-stream in December 2022. Remaining funds incurred were related to various non-well infrastructure and the drill, completion and partial tie-in of a non-operated three gross (1.05 net) well pad.

For the three months ended December 31, 2021, the Company incurred approximately $38.3 million in its Gold Creek area, of which the majority related to continuing the drill, completion and tie-in of a six gross (six net) well pad which came on-stream in January 2022, the completion and tie-in of a six gross (six net) well pad which came on-stream in October 2021, and initiating drills for a four gross (four net) well extension off that same pad. The Company also incurred approximately $30.0 million in its Karr area, the majority of which related to the drill, completion and tie-in of a three gross (three net) well pad, which came on-stream in January 2022. The remaining funds incurred in Karr were primarily related to initial drilling costs and pipeline infrastructure on another four gross (four net) well pad, as well as construction, workover and maintenance capital.

Capital expenditures for the year ended December 31, 2022 were $383.9 million, up $245.3 million from the comparative period of 2021.

For the year ended December 31, 2022, the Company incurred approximately $249.9 million in its Karr area, primarily related to the drill, completion and tie-in of two pads with a combined 13 gross (13 net) wells and a portion of the drill and tie-in of 10 gross (8.05 net) wells across two pads. The remaining spend in the Karr area related to battery, facility and pipeline expansion projects, as well as minor costs on workover and maintenance capital. The Company also incurred approximately $97.6 million in its Gold Creek area, the majority of which related to the drill, complete and tie-in of three pads with a combined 12 gross (12 net) wells. The remaining funds incurred in Gold Creek were primarily related to the drill, complete and tie-in of two gross (two net) water disposal wells and workover and maintenance capital.

For the year ended December 31, 2021 the Company incurred approximately $74.4 million in its Gold Creek area, of which the majority related to the drill, completion and tie-in of two pads, each with six gross (six net) wells, which came on-stream in October 2021 and January 2022. The remaining funds incurred in Gold Creek were primarily related to water disposal facilities and initiating drills on a four gross (four net) well extension from an existing pad. The Company also incurred approximately $53.7 million in its Karr area, the majority of which related to the drill, completion and tie-in of a three gross (three net) well pad which came on-stream in January 2022, as well as the completion and tie-in of a two gross (two net) well pad which came on-stream in the first quarter of 2021. The remaining funds incurred in Karr were primarily related to initiating drilling on a four gross (four net) well pad, completion of one gross (one net) well, and completion and tie-in of one gross (0.5 net) well under the Company's farm-out agreement.

Net Well Information 1

	Three Months Ended December 31,		Year Ended December 31,
(Number of wells)	2022	2021	2022	2021
Spud	9.00	10.00	29.05	19.00
Rig released	9.70	10.00	29.05	17.00
Completed	12.00	14.00	26.00	17.50
Wells brought on-stream [2]	12.00	6.00	34.00	14.85

1 Well counts include development Montney wells, shown on a net well basis. The Company has no exploratory wells and drilled one net dry development well during the three months and year ended December 31, 2022.

2 On-stream dates are based on the first production date after the well is tied-in to the permanent well site facilities. Wells brought on-stream may include wells drilled and/or completed in a prior period.

As at December 31, 2022, the Company had 162.0 gross (157.35 net) wells capable of producing. As at December 31, 2021, the Company had 132.0 gross (129.3 net) wells capable of producing. Of the total wells capable of producing, five gross (five net) wells were classified as gas wells, with the remainder as oil as at December 31, 2022 and 2021.

Land Acreage

	December 31, 2022			December 31, 2021
	Gross acres	Net acres	Working interest percentage	Gross acres	Net acres	Working interest percentage
Montney	118,560	106,800	90	126,738	113,730	90

	December 31, 2022		December 31, 2021
	Gross acres	Net acres	Gross acres	Net acres
Undeveloped	104,578	91,878	162,641	149,150
Developed	37,200	35,580	32,960	31,756

As of December 31, 2022, Hammerhead held 91,878 net undeveloped acres. Approximately 96% of Hammerhead’s undeveloped acreage is held indefinitely. Of the remaining 4%, 640 net acres will expire in June 2023, 640 net acres will expire in August 2023 and 640 net acres will expire in November 2023. A further 448 acres are also scheduled to expire in 2023, however Hammerhead is expecting to receive continuation for those lands. In August 2024, 448 net acres are set to expire, which Hammerhead is expecting will be continued. In March 2025, 896 net acres are set to expire, which Hammerhead is expecting will be continued. Finally in 2027, 1,280 net acres will expire. Of the lands expiring, 672 net acres hold proved undeveloped reserves, all of which expire in March 2025. Due to the recent activity in the area and associated production from multiple competitor wells, Hammerhead is confident that the lands holding reserves will be continued. The other expiring lands do not hold reserves nor do they impact the Company’s near term development plans. Hammerhead will apply to Alberta Energy for continuation of all expiring lands. Continuation will be awarded if the lands are deemed by Alberta Energy as capable of production meaning the lands must have associated production or Hammerhead must be able to include mapping that proves the potential productivity of the lands.

Corporate Outlook and Guidance

HEI’s 2023 capital program is development-focused with a continuous 2-rig program expected to drill approximately 40 wells. HEI is continuing to increase its drilling focus on the North and South Karr assets with plans to allocate approximately 75% of drilling and completion activity to Karr with the remaining 25% at Gold Creek. HEI expects significant production and cash flow growth while targeting free funds flow neutrality in 2023 notwithstanding $110.1 million in infrastructure expenditures at North and South Karr in the year. Significant investment in field infrastructure in 2022 and 2023 will maximize operational control, minimize cash costs and allow for “half cycle” economics from 2024 forward.

HEI expects to achieve an inflection point in material free funds flow generation in Q4 2023 as major infrastructure expansion capital expenditures will be largely complete. HEI plans to roughly double production in the next three years (as compared to the 2022 annual average) while generating significant amounts of free funds flow starting in the fourth quarter of this year.

The Company's 2023 annual guidance is outlined below:

Forward looking information [1]		2023 guidance
Annual average production	boe/d	40,200
Crude oil and field condensate	%	33
NGLs	%	12
Natural gas	%	55
Expenses
Royalties	%	13
Operating	$/boe	8.50
Transportation	$/boe	6.50
Net general and administrative	$/boe	1.60
Cash interest and financing	$/boe	1.40
Cash taxes	$/boe	-
Capital expenditures[2]	$MM	525

1 Forward looking information are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated with forward looking information. Refer to the subsection “Forward-Looking Statements”.
2 Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the years ended December 31, 2022, 2021, and 2020 were $368.2 million, $91.2 million, and $113.3 million respectively. Refer to the subsection “Other Advisories - Non-GAAP and Other Specified Financial Measures”.

Hammerhead is targeting greater than 25% production growth in 2023, with oil production growth expected to exceed 40%. HHR expects to achieve these results on an internally funded basis.

Hammerhead's actual results could differ materially from this outlook and guidance as a result of volatility in the market prices for oil, gas and NGLs, well performance, and success of the capital program.

Significant Project Update

Hammerhead is currently planning and executing on over $100.0 million of pipeline and facility expansions within both its North and South Karr areas in order to accommodate the Company's expected growth in production. In the North Karr location, following an update to current project estimates, the Company estimates capital expenditures of $42.0 million, an increase from $39.4 million as estimated in Q3 of 2022, to expand its current facility, which was completed in Q1 2023. These expenditures were financed through cash flow and capital sources. As at December 31, 2022, the Company had incurred costs of $33.7 million related to its North Karr facility. In South Karr, the Company is planning to build a new facility. The project is estimated to cost $61.0 million and is currently targeted to be on-stream by the fourth quarter of 2023. These expenditures will also be financed through cash flow and capital sources. As at December 31, 2022, Hammerhead had incurred approximately $9.0 million related to the new South Karr facility project.

The Company has embarked on a decarbonization investment campaign across its asset base with the Company's CCS program. The program is expected to drive a reduction in Scope 1 and Scope 2 emissions of approximately 79% on an absolute basis and approximately 89% on a per boe basis by 2029, as compared to 2021 levels, assuming that each of Hammerhead's oil batteries are converted to CCS from 2024 through 2029.

Prior to any construction or sequestration activity, the Company must receive final approval from the Alberta Department of Energy. The timeframe of approval is dependent on regulatory review and will be received by the second quarter of 2023 at the earliest. There is no guarantee that such approval will be received on this timeline or at all. Presently, Hammerhead does not have the right to sequester carbon emissions nor is it authorized to generate credits or monetize the emissions sequestered.

The key milestones of the project, once approval from the Department of Energy is received include, drilling a deep CO2 disposal well and confirming adequate injectivity, finalizing the design engineering and lastly obtaining final approval from the Hammerhead Board to proceed with the first battery pilot project. As of September 30, 2022, the Company had planned to drill the disposal well, finalize engineering plans, and following regulatory approval, obtain board approval on the first battery pilot project in 2023. As at December 31, 2022, the Company expects regulatory approval to occur later in 2023, and as a result, plans to drill the disposal well and finalize the engineering designs in 2024. Upon successful testing of the CO2 disposal well, the Company will present the pilot project for approval to the Hammerhead Board in 2024. Following the Hammerhead Board's approval, the Company will initiate construction of the pilot battery, with equipment purchases occurring in 2024. Hammerhead expects to spend between $60.0 million to $75.0 million to build facilities, pipeline and disposal well assets at the pilot battery in Gold Creek. The remaining capital will be spent in the following five years; constructing carbon capture and storage facilities on Hammerhead's other four batteries. The total anticipated spend on the project is $240.0 million. As at December 31, 2022, the Company has not incurred costs or signed contractual commitments related to the CCS program.

Capital Resources and Liquidity

Capital Resources

Bank Debt

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Syndicated facility	164,800	106,300
Operating facility	15,000	-
Total bank debt outstanding [1]	179,800	106,300

1 Undrawn bank debt capacity was $170.2 million as of December 31, 2022 (December 31, 2021 - $68.7 million).

The Company's bank debt is held in a credit facility with a syndicate of lenders. On June 9, 2022, the Company amended its existing Credit Facilities pursuant to the 2022 Credit Agreement. Under the amended agreement, the maximum aggregate principal amount of the Credit Facilities was increased to $300.0 million, consisting of a $280.0 million revolving syndicated facility and a $20.0 million operating facility.

On December 15, 2022, the Company further amended its existing credit facility, increasing the aggregate principal borrowing base to $350.0 million, consisting of a $330.0 million revolving syndicated facility and a $20.0 million operating facility. The amended credit facility agreement has a term date of May 31, 2023 and a maturity date of May 31, 2024, with an option to extend for an additional 364 days at the lenders' discretion. The total outstanding balance is due on the maturity date.

Under the amended credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semi-annually as of May 31st and November 30th of the respective year.

As at December 31, 2022, Hammerhead was compliant with all covenants and cross default clauses stated in the amended credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the Company and its subsidiary's assets.

Amounts borrowed in Canadian dollars under the amended credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and amortization. The amended credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Term Debt

(Cdn$ thousands)	December 31, 2022	December 31, 2021
2020 Senior Notes - outstanding principal	120,648	120,648
Principal repayment, net of outstanding PIK interest [1]	(42,414)	23,374
Foreign exchange revaluation [2]	698	(9,275)
Total term debt	78,932	134,747

1 The Company repaid $78.6 million of principal on its 2020 Senior Notes. The repayment is netted with the accumulated PIK interest of $32.1 million. Total accrued unpaid PIK as at December 31, 2022 is $4.1 million.

2  The term debt is issued in US dollars and are revalued to Canadian dollars at each reporting period, using the period end foreign exchange rate.

Term debt consists of the 2020 Senior Notes, which have a maturity date of July 10, 2024. The notes bear interest at 12% per annum and provide the option of paying interest as cash or as PIK. PIK interest is added to the principal balance and is due on maturity.

On September 26, 2022, the Company repaid, at par value, US$59.3 million of principal and accrued interest on its 2020 Senior Notes, reducing the aggregate principal balance outstanding down to US$56.5 million. On settlement of US$57.9 million of principal, $5.2 million of the accumulated unrealized loss recognized was realized as a foreign exchange loss on the statement of profit (loss). The realized foreign exchange loss on debt was offset with a $3.2 million realized foreign exchange gain from the settlement of a foreign currency hedge.

If a change of control or a specified asset disposition occurs, each holder of the 2020 Senior Notes has the right to require Hammerhead to purchase all or any part of the holder's 2020 Senior Notes for cash, at a price equal to 101% of the principal amount repurchased plus accrued and unpaid interest ("the Put Option"). While the Put Option met the definition of an embedded derivative, it is considered to be closely related to the underlying value of the term debt.

As at December 31, 2022, the Company was in compliance with all covenants related to term debt. There are no maintenance financial covenants related to the 2020 Senior Notes; however, there are standard business operating covenants, as well as covenants that may limit Hammerhead's ability to incur additional debt.

EDC Letters of Credit

The Company has guaranteed letters of credit in both Canadian and U.S. dollars. As at December 31, 2022 and December 31, 2021, the Company's Canadian dollar denominated letters of credit were guaranteed through EDC and totaled $13.8 million and the Company's U.S. dollar denominated guaranteed letters of credit totaled $US0.7 million (Cdn$0.9 million).

June 2020 Equity Commitment

On June 17, 2020, the Company entered into an investment agreement (the "June 2020 Equity Commitment") with an affiliate of its controlling shareholder. Under the June 2020 Equity Commitment, the Company agreed to issue up to 600.0 million Series IX first preferred shares and 33.7 million common share purchase warrants, in exchange for aggregate cash proceeds of up to $300.0 million.

On February 5, 2021 the Company received an equity investment of $33.7 million cash proceeds in exchange for the issuance of 67.4 million Series IX first preferred shares.

Upon the close of the business combination agreement with DCRD on February 23, 2023, the June 2020 Equity Commitment was terminated.

December 2020 Equity Commitment

On December 8, 2020, the Company entered into an investment agreement (the "December 2020 Equity Commitment") with an affiliate of one of its shareholders ("the Investor"). Under the December 2020 Equity Commitment, the Company agreed to issue up to 23.1 million Series IX first preferred shares and 1.3 million common share purchase warrants, in exchange for aggregate cash proceeds of up to $11.6 million.

On February 5, 2021 the Company received an additional equity investment of $1.3 million cash proceeds in exchange for the issuance of 2.6 million Series IX first preferred shares.

Upon the close of the business combination agreement with DCRD on February 23, 2023, the December 2020 Equity Commitment was terminated.

Share Capital

On February 23, 2023, the Company completed a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone. Pursuant and subsequent to the business combination, Hammerhead Resources Inc. was renamed Hammerhead Resources ULC, a wholly owned subsidiary of HEI. As a result of the combination, HEI issued a combined total of 90,778,275 common shares and 28,549,991 warrants to the shareholders of Hammerhead and DCRD.

HEI is authorized to issue an unlimited number of common shares. As at March 28, 2023, HEI had 90,927,765 common shares, 28,549,991 warrants, 5,187,659 RSUs, and 664,328 options issued and outstanding.

Liquidity

Capital Management and Liquidity

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt agreements, funds from operations and working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing common and preferred shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

The primary sources of cash for Hammerhead during the year ended December 31, 2022 were funds from operations and draws on the bank debt. The primary uses of cash were the repayment of a portion of the outstanding term debt and the Company's capital development program. The primary sources of cash for Hammerhead during the year ended December 31, 2021 were funds from operations, equity proceeds from the 2020 Investment agreement, and proceeds from disposition of non-core properties. The primary uses of cash were the Company's capital development program, as well as repayment of bank debt.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, adjusted working capital, Credit Facility capacity, and equity issuances along with its planned capital expenditure program. The Company has determined that both its current and long term financial obligations, including Commitments and Contractual Obligations (see subsection below), are adequately funded from the available borrowing capacity on the Credit Facility and from funds from operations.

Adjusted Working Capital Deficit and Available Funding

Adjusted working capital provides useful information by highlighting net assets that are expected to be realized, or net liabilities that are expected to be settled, within the current operating cycle. Available funding allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is not a standardized financial measure under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Adjusted working capital deficit [1]	(32,915)	(52,443)
Debt capacity	170,200	68,700
Equity commitment [2]	172,700	172,700
Available funding [3]	309,985	188,957

1 This is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures" in this MD&A for more information on this capital management measure.

2 See "Capital Resources" section within this MD&A for a breakdown of the remaining equity commitment under the June and December 2020 Equity Commitment.

3 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure for available funding. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Upon the close of the business combination agreement with DCRD on February 23, 2023, the June 2020 equity commitment and the December 2020 equity commitment were terminated.

Net Debt, Adjusted EBITDA and Net Debt to Adjusted EBITDA

Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Hammerhead's short-term capital management objective is to fund its capital expenditures using primarily funds from operations, noting value-creating activities may be financed with a combination of funds from operations and other sources of capital. Net debt is used to assess and monitor liquidity at a point in time, while net debt to adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt, adjusted EBITDA and net debt to adjusted EBITDA are not standardized measures under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Bank debt	179,800	106,300
Term debt	78,932	134,747
Adjusted working capital deficit [1]	32,915	52,443
Total net debt [2]	291,647	293,490

Adjusted EBITDA [3]	435,616	140,236

Net debt to adjusted EBITDA [4]	0.7	2.1

1 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Net debt is a non-GAAP measure. The Company's third party debt obligations of the bank debt and the term debt are the most directly comparable GAAP measures for net debt. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

3 Adjusted EBITDA is a non-GAAP measure. Net profit before income tax is the most directly comparable GAAP measure to adjusted EBITDA. For the years ended December 31, 2022 and 2021, the net profit (loss) before income tax was $256.8 million and a loss of $71.8 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

4 Net debt to adjusted EBITDA is a non-GAAP measure, derived from the net debt non-GAAP measure and adjusted EBITDA non-GAAP measure, where the directly comparable GAAP measures are the Company's debt obligations of bank debt and term debt, and the Company's net profit (loss), respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Free Funds Flow

Free funds flow is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations. Management believes free funds flow provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of debt or increased capital spending.

	Three Months Ended December 31,		Year Ended December 31,
(Cdn$ thousands)	2022	2021	2022	2021	2020
Adjusted funds from operations [1]	108,937	43,528	423,533	133,130	129,018
Capital expenditures [2]	(173,669)	(68,385)	(383,876)	(138,544)	(94,362)
Settlement of decommissioning obligations	-	-	(123)	-	-
Free funds flow [1]	(64,732)	(24,857)	39,534	(5,414)	34,656
1 Adjusted funds from operations and free funds flow are non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure for adjusted funds from operations and free funds flow. Net cash from operating activities for the three months ended December 31, 2022 and 2021 was $76.1 million and $33.5 million, respectively. Net cash from operating activities for the years ended December 31, 2022, 2021 and 2020 was $371.4 million, $121.1 million, and $119.7 million respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the three months ended December 31, 2022 and 2021 was $145.6 million and $42.2 million, respectively. Net cash used in investing activities for the years ended December 31, 2022, 2021, and 2020 were $368.2 million, $91.2 million, and $113.3 million respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company generated adjusted funds from operations of $108.9 million during the fourth quarter of 2022, and capital expenditures totaled $173.7 million, which combined for negative free funds flow of $64.7 million, a decrease of $39.9 million from the fourth quarter of 2021. This decrease is due to the timing and magnitude of the 2022 capital spending program, where a significant portion of the annual 2022 capital spending occurred in the fourth quarter.

The Company generated adjusted funds from operations of $423.5 million during the year ended December 31, 2022, a $290.4 million increase from the same period of 2021. Capital expenditures for the year ended December 31, 2022 were $383.9 million, up $245.3 million from the comparative period of 2021. Net of $0.1 million in decommissioning settlements, free funds flow in 2022 was $39.5 million, an increase of $44.9 million from the prior year. In 2022, the Company allocated free funds to reduce net debt.

Commitments and Contractual Obligations

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

Contractual obligations comprise of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning liabilities. Hammerhead does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at December 31, 2022.

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation & processing	99,606	208,173	158,644	188,176	654,599
Office buildings [1]	972	1,658	1,632	-	4,262
Drilling services	2,100	900	-	-	3,000
Total annual commitments	102,678	210,731	160,276	188,176	661,861
Accounts payable and accrued liabilities	135,547	-	-	-	135,547
Bank indebtedness - principal [2]	-	179,800	-	-	179,800
Bank indebtedness - interest	13,737	5,579	-	-	19,316
Term debt - principal	-	89,080	-	-	89,080
Term debt - PIK interest	-	5,196	-	-	5,196
Lease obligations [3]	1,405	2,398	1,899	1	5,703
Risk management contracts	7,286	-	-	-	7,286
Decommissioning obligations [3]	-	-	-	30,197	30,197
Total contractual obligations	157,975	282,053	1,899	30,198	472,125
Total future payments	260,653	492,784	162,175	218,374	1,133,986

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See Capital Resources - Bank Debt in this MD&A for additional information.

3 These values are undiscounted and will differ from the amounts presented in the 2022 Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

Hammerhead is exposed to a number of market risks, including changes in market prices, such as commodity prices, foreign exchange rates and interest rates that may affect the Company's income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return. For the fair value on the Company's risk management contracts, see "Commodity Price Risk" section below.

Currency Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company's petroleum and natural gas sales are conducted in Canada and are denominated in Canadian dollars.

The Company is also exposed to currency risk in relation to its 2020 Senior Notes, which are denominated in US dollars. A 10% strengthening (weakening) of the US dollar would have contributed a $7.9 million increase (decrease) to the Company's net profit (loss) before tax for the year ended December 31, 2022 (year ended December 31, 2021 - $13.5 million, and year ended December 31, 2020 - $12.0 million), resulting from the revaluation of the 2020 Senior Notes.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the credit facility, as the interest charged on the credit facility fluctuates with floating interest rates.

An increase (decrease) in the interest rates of 1% would have increased (decreased) interest expense by $1.1 million for the year ended December 31, 2022 (year ended December 31, 2021 - $1.1 million, and year ended December 31, 2020 - $2.4 million).

Commodity Price Risk

The Company's operational results and financial condition are largely dependent on the commodity price received for its oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors.

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted not only by the relationship between the Canadian and United States dollars but also worldwide economic events that influence supply and demand.

Hammerhead enters into risk management contracts to manage its exposure to commodity price fluctuations, which have served to protect and provide certainty on a portion of the Company's cash flows. All risk management contracts entered into by Hammerhead are entered into for purposes other than trading purposes. Risk management contracts are valued using valuation techniques with observable market inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations and third-party option valuation models. The models incorporate various inputs including the foreign exchange spot and forward rates, and forward curves and volatilities of the underlying commodity.

See the subsection "Risk Management Contracts" for the fair value of all risk management contracts outstanding by commodity type, a summary of the terms of all outstanding risk management contracts, and a breakdown of all realized and unrealized gains and losses on risk management contracts recognized during periods presented in this MD&A.

HHR manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts. The Company assesses the effects of movement in commodity prices on income before tax. When assessing the potential impact of these commodity price changes, the Company believes a 10% volatility is a reasonable measure.

A 10% change in commodity prices would have resulted in the following impact to the Company's unrealized gain (loss) on risk management contracts and net profit (loss) before tax, assuming all other variables including the Canadian dollar to United States dollar exchange rate, remained constant:

Year Ended December 31, 2022	Increase 10%	Decrease 10%
(Cdn$ thousands)
Crude oil	(6,276)	6,276
Natural gas	(11,359)	11,450

Year Ended December 31, 2021	Increase 10%	Decrease 10%
(Cdn$ thousands)
Crude oil	(18,559)	18,559
Natural gas	(7,960)	8,889
NGLs	(1,205)	(1,205)

Year Ended December 31, 2020	Increase 10%	Decrease 10%
(Cdn$ thousands)
Crude oil	(12,348)	12,348
Natural gas	(5,847)	5,847

Related Party Transactions

All related party transactions occurred in the normal course of operations.

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Hammerhead has determined that the key management personnel of the Company consists of its officers and directors. The following table summarizes compensation paid or payable to key management personnel of the Company:

(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Salaries, bonuses, benefits and director fees	5,584	4,852	4,101
Share-based compensation	7,334	9,071	5,259
Total key management compensation	12,918	13,923	9,360

During the year ended December 31, 2022, key management personnel were granted an aggregate of 14.9 million RSUs (December 31, 2021 - 19.5 million and December 31, 2020 - nil) and nil stock options (December 31, 2021 - nil and December 31, 2020 - 0.6 million stock options with an average exercise price of $0.50 per share).

At December 31, 2022, $5.6 million in limited recourse loans previously advanced to key management personnel remained outstanding (December 31, 2021 - $5.6 million). The loans bear interest at a fixed rate of 1% per annum, which resulted in the receipt of $0.1 million in cash interest received by the Company from key management personnel during the year (December 31, 2021 - $0.1 million and December 31, 2020 - $0.1 million).

On September 26, 2022, the Company announced that it had entered into a business combination agreement with DCRD, an affiliate of Riverstone, to form a publicly traded company listed on the Nasdaq and TSX. The agreement closed on February 23, 2023. Upon close of the arrangement, the limited recourse loans were terminated.

Supplemental Information

Financial - Quarterly extracted information

(Cdn$ thousands, except per share amounts, production and unit prices)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
OPERATING

Production volumes
Crude oil (bbls/d)	8,958	9,279	10,025	9,874	7,135	5,854	7,317	6,968
Natural gas (Mcf/d)	99,512	111,353	116,667	113,703	101,028	95,304	104,784	109,122
Natural gas liquids (bbls/d)	3,984	4,273	4,397	4,030	3,787	3,014	3,864	4,967
Total (boe/d)	29,527	32,111	33,867	32,854	27,760	24,752	28,645	30,122

Liquids weighting %	44	42	43	42	39	36	39	40

Oil and gas revenue ($/boe)	73.14	69.91	81.09	64.10	54.50	45.25	38.96	35.43

Operating netback ($/boe) [1]	43.96	34.77	41.75	36.22	20.22	13.01	14.19	15.86

Oil and gas sales revenue	198,676	206,518	249,908	189,542	139,183	103,047	101,551	96,062

Operating netback [2]	119,414	102,689	128,673	107,108	51,653	29,617	36,986	43,018

Net cash from operating activities	76,131	95,138	129,623	70,463	33,540	25,492	31,701	29,851
Per common share - basic	0.19	0.24	0.33	0.18	0.09	0.07	0.08	0.08
Per common share - diluted	0.07	0.10	0.13	0.18	0.03	0.07	0.08	0.08

Adjusted funds from operations [3]	108,937	94,226	119,906	100,464	43,528	23,228	30,421	35,953
Per common share - basic [4]	0.28	0.24	0.31	0.26	0.11	0.06	0.08	0.09
Per common share - diluted [4]	0.10	0.10	0.12	0.26	0.05	0.06	0.08	0.09

Net profit (loss)	67,298	67,251	96,993	(6,442)	37,139	(25,319)	(50,016)	(33,625)
Net profit (loss) attributable to ordinary equity holders	60,584	60,782	90,825	(6,442)	31,344	(30,903)	(55,340)	(33,625)
Per common share - basic	0.15	0.15	0.23	(0.02)	0.08	(0.08)	(0.14)	(0.09)
Per common share - diluted	0.06	0.06	0.09	(0.02)	0.03	(0.08)	(0.14)	(0.09)

Net cash used in investing activities	145,556	58,669	68,414	95,514	42,190	20,809	6,731	21,450
Capital expenditures [5]	173,669	77,332	50,387	82,488	68,385	39,606	11,370	19,183

Free funds flow [6]	(64,732)	16,894	69,519	17,853	(24,857)	(16,377)	19,051	16,770

Weighted average common shares outstanding [7]
Basic	392,556	392,309	391,179	391,148	391,117	391,113	391,113	391,080
Diluted	1,058,515	967,757	975,668	391,148	952,281	391,113	391,113	391,080

FINANCIAL (as at each quarter end)
Adjusted working capital deficit [8]	32,915	37,002	5,180	16,470	52,443	29,596	4,329	130,206
Available funding [9]	309,985	327,898	402,720	206,930	188,957	227,304	243,685	73,395
Net debt [10]	291,647	222,416	215,155	277,549	293,490	251,963	227,401	252,709

1 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

3 Adjusted funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to adjusted funds from operations. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

4 Adjusted funds from operations per basic and diluted common share are non-GAAP measures. Net cash from operating activities per basic and diluted share are the most directly comparable GAAP measure to adjusted funds from operations per basic and diluted common share. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure to capital expenditures. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

6 Free funds flow is a non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

7 Following the transaction referred to in subsection "Business Combination" in this MD&A, the combined entity has 90,927,765 common shares, 28,549,991 warrants, 5,187,659 RSUs, and 664,328 options issued and outstanding as of the date of this report, March 28, 2023.

8 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

9 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure to available funding. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

10 Net debt is a non-GAAP measure. The Company's third party debt obligations of the bank debt and the term debt are the most directly comparable GAAP measures for net debt. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") seek to ensure that information to be disclosed by Hammerhead is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. As at December 31, 2022, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's DC&P. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's DC&P were effective as at December 31, 2022. All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting and Officer Certifications

Internal control over financial reporting is a process designed to provide reasonable assurance that all the assets are safeguarded and transactions are appropriately authorized, and to facilitate the preparation of relevant, reliable and timely information. Due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements due to fraud or error. The control framework Hammerhead's officers used to design and evaluate the Company's internal controls over financial reporting is the Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Significant Estimates

Hammerhead's significant accounting policies are disclosed in note 2 of the 2022 Financial Statements. The preparation of the 2022 Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

(i) Reserves

Reserves engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas. The process relies on interpretations of available geological, geophysical, engineering, economic and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgement of those preparing the estimate. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates and estimates of future net revenue may be different from the sales volumes ultimately recovered and net revenues actually realized. Changes in market conditions, regulatory matters and the results of subsequent drilling, testing and production may require revisions to the original estimates. Estimates of reserves impact: (i) the assessment of whether or not a new well has found economically recoverable reserves; (ii) depletion rates; (iii) the determination of net recoverable amount of oil and gas properties for impairment assessment and measurement, and (iv) the determination of reserve lives which affect the timing of decommissioning activities, all of which could have a material impact on earnings and financial positions. HHR's reserves have been evaluated at December 31, 2022 and 2021 by independent third-party professional engineers, who work with information provided by the Company to evaluate reserves in accordance with NI 51-101.

(ii) Property, plant and equipment

HHR's oil and gas assets are grouped into a cash generating unit ("CGU"). A CGU is the lowest level of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs require significant judgement and interpretation with respect to the integration between assets, geological formation, geographical proximity, the existence of common sales points and shared infrastructures, product type, similar exposure to market risk and the way in which management monitors its operations. The recoverability of HHR's oil and gas assets is assessed at the CGU level, and therefore, the determination of a CGU's costs could have a significant impact on impairment losses or impairment reversals.

Judgements are required to assess when impairment indicators are evident and impairment testing is required. The Company monitors internal and external indicators of impairment relating to its tangible assets. The recoverable amounts of the Company's CGU is determined based on the higher of the present value of value-in-use calculations and fair value less costs of disposal. Recoverable amounts calculated for impairment testing are based on estimates of future commodity prices, expected volumes, quantity of reserves and discount rates as well as future development costs, royalties and operating costs. These calculations require the use of estimates and assumptions, which by their nature, are subject to measurement uncertainty. In addition, judgement is exercised by management as to whether there have been indicators of impairment or of impairment reversal. Indicators of impairment or impairment reversal may include, but are not limited to a change in: the market value of assets, asset performance, estimates of future prices, royalties and costs, estimated quantity of reserves and appropriate discount rates.

(iii) Depletion

Oil and natural gas development and production assets are depleted on a unit-of-production basis at a rate calculated by reference to proved plus probable reserves determined in accordance with NI 51-101 and incorporate the estimated future cost of developing and extracting those reserves.

(iv) Provisions for decommissioning liability costs

Amounts recorded for decommissioning liabilities and the related accretion expense require the use of estimates with respect to the amount and timing of decommissioning expenditures, inflation rates and interest rates. Actual costs and cash outflows can differ from estimates because of changes in law and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology. Decommissioning liabilities are recognized in the period when it becomes probable that there will be a future cash outflow.

(v) Leases

Management applies judgement in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease within the scope of IFRS 16. Leases that are recognized are subject to further management judgement and estimation in various areas specific to the arrangement.

Where a contract is identified as containing a lease, the Company recognizes a right-of-use asset and a corresponding lease obligation on the statement of financial position, as of the date the asset becomes available for use.

The right-of-use assets is measured at cost, comprised of; the initial measurement of the lease liability; the lease payments made at or before the commencement date, net of lease incentives received; the direct costs incurred; and an estimate of the costs to be incurred in restoring the underlying asset to the condition required by the terms of the lease.

The lease liability is measured as the present value of the future lease payments, including; fixed payments, net of incentives received; variable lease payments that depend on an index or a rate; amounts expected to be payable under residual value guarantees, the exercise price of a purchase option if there is reasonable certainty the option will be exercised; and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate.

After initial recognition, the right-of-use asset is amortized over the shorter of the useful life of the asset and the lease term, with the depreciation expense recognized in the statement of profit (loss). The carrying amount of the lease liability is increased to reflect interest on the lease and reduced to reflect the lease payments made.

Amendments to the lease could result in a reassessment or modification of the lease liability and the corresponding right-of-use asset. Such amendments may include, but are not limited to, a change in the lease term, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the scope of the lease resulting from the addition or removal of the right to use one or more underlying assets, and a change in the consideration for the lease.

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew by considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations is estimated using a discount rate similar to HHR's company-specific incremental borrowing rate. This rate represents the rate that HHR would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security in a similar economic environment.

(vi) Share-based compensation

Compensation costs recorded pursuant to share-based compensation plans are subject to the estimated fair values of the awards on the grant date and the estimated number of units that will ultimately vest. The Company uses the Black-Scholes option valuation model to estimate the fair value of options, which requires the Company to determine the most appropriate inputs including the expected life of the options, volatility, forfeiture rates, risk free interest rates and future dividends, which by nature are subject to measurement uncertainty.

(vii) Tax asset valuation and utilization

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex and requires making certain estimates and assumptions. HHR recognizes net deferred tax benefits related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(viii) Fair value determination

The determination of fair value requires judgement and is based on market information, where available and appropriate. Fair value is best evidenced by an independent quoted market price for the same asset or liability in an active market. However, quoted market prices and active markets do not always exist. In those instances, fair valuation techniques are used. The Company applies judgement in determining the most appropriate inputs and the weighting ascribed to each such input as well as its selection of valuation methodologies. The calculation of fair value is based on market conditions as at each reporting date and may not be reflective of ultimate realizable value.

(ix) Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include Black-Scholes option valuation model and forward pricing and swap models. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, volatilities of commodity prices and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net profit (loss) and other comprehensive profit (loss).

(x) Warrant liability

The estimated fair value of the warrant liability depends on judgements regarding several key assumptions including volatility, projected and current share price, risk free rate, as well as likelihood and timing of a future liquidity event, among other considerations. Fluctuations in any of these assumptions could result in material differences in the warrant valuation.

(xi) Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events, including estimates and amounts of future cash flows.

(xii) Capitalized general and administrative costs

The Company capitalizes general and administrative costs that are directly related to bringing an asset to a position in which it can be used to generate future economic benefits. Amounts recorded as capitalized general and administrative costs require the use of estimates and judgements and are, by nature, subject to measurement uncertainty.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities legislation, including, but not limited to, management's assessment of future plans, operations and strategies including the focus of the Company's operations; the Company's strategy and objectives for its business and assets; the Company's risk management program and the benefits to be derived therefrom; terms of the Company's risk management contracts; terms of the Company's credit facilities; the Company's CCS program, the anticipated timing thereof and the anticipated benefits therefrom; the anticipated number of wells to be drilled in respect of the 2023 capital program; production and cash flow expectations for 2023; anticipated infrastructure expansions in North and South Karr and the anticipated benefits; production capability in respect of in-field infrastructure; benefits to be derived from the in field infrastructure in 2022 and 2023; anticipated free funds flow; anticipated production in the next three years and the benefits to be derived therefrom; the Company's 2023 annual guidance and underlying assumptions; anticipated production growth in 2023; expectation to retire term debt outstanding; key milestones of the CCS program; the Company's objectives for managing capital, including the Company's short-term capital management objective; expected sources of funding for future capital expenditures; current commitments and working capital deficit; determination of the Company's depletion and depreciation rates; the Company's contractual obligations; and other matters related to the foregoing. Forward-looking statements are typically identified by words such as "estimate", "anticipate", "expect", "may", "will", "project", "could", "plan", "intend", "should", "potential" and similar words suggesting future events or future performance or may be identified by reference to a future date.

With respect to forward-looking statements contained in this MD&A, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; pipeline capacity; the impact of increasing competition; the ability to obtain financing on acceptable terms; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the ability of the CCS program to drive a reduction in Scope 1 and Scope 2 emissions of the Company; that the Company's oil batteries will be converted to CCS; the board approval of the CCS pilot program; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; future accounting standards to be adopted or amended and the expected impact on the Company; that the Company will have the ability to add production and reserves through development and exploitation activities; the impact (and duration thereof) that the COVID-19 pandemic will have on: (i) the demand for crude oil, NGL and natural gas; (ii) the supply chain, including the Company's ability to obtain the equipment and services it requires; and (iii) the Company's ability to produce, transport and/or sell its crude oil, NGL and natural gas; the risk that the Company may not be able to fund its capital expenditures using primarily funds from operations; and the risk that the Company may not maintain a flexible capital structure or sufficient liquidity to meet its financial obligations and to execute its business plans. Although the Company believes that the expectations reflected in the forward-looking statements contained in this MD&A, and the assumptions on which such forward-looking statements are made, are reasonable, readers are cautioned not to place undue reliance on forward-looking statements included in this MD&A, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. Readers are cautioned that the foregoing list is not exhaustive of all assumptions which have been considered.

By their nature, forward-looking statements involve numerous known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the ability of management to execute its business plan; general economic and business conditions; that the Company may not receive all necessary approvals to complete the business combination; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; actions by governmental or regulatory authorities including production curtailment and increasing taxes and changing royalty regimes and other incentive programs relating to the oil and gas industry; access to pipeline capacity; unexpected downtime; risks and uncertainties involving geology of oil and natural gas deposits; unexpected drilling results; delays in anticipated timing of drilling and completion of wells; risks and uncertainties regarding the Company's CCS program and the approval and success thereof; the Company's ability to enter into or renew leases; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), reserves, costs and expenses; the effect of the COVID-19 pandemic on the Company's business, operations and financial condition; potential disruption of the Company's operations as a result of the COVID-19 pandemic through potential loss of manpower and labor pools resulting from, among other things, quarantines in the Company's operating areas; fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; risks associated with unexpected potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; inability to extend the Company's credit facility at each review on the current terms, on newly negotiated terms or at all; inability to access sufficient capital from internal and external sources; and the risks described under "Operational and Other Risk Factors" herein. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

The forward-looking statements contained in this MD&A speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

This document contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to: infrastructure expansions; free funds flow generation in Q4 2023; 2023 expenses and the underlying assumptions; and capital expenditures with respect to the Company's CCS program; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this MD&A and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this MD&A was made as of the date of this document and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this MD&A is not conclusive and is subject to change.

Operational and Other Risk Factors

Hammerhead's operations are conducted in the same business environment as most other Canadian oil and gas operators and the business risks are very similar. The business of exploring for, developing and producing oil and natural gas reserves is inherently risky. The risks set out below are not an exhaustive list, nor should they be taken as a complete summary or description of all the risks related to Company's business and operations. HHR's management team conducts focused strategic planning and has identified the following key risks associated with the Company's business and the oil and natural gas business generally:

• The Company is exposed to commodity price risk whereby the fair value of future cash flows will fluctuate as a result of changes in commodity prices. From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which: production falls short of the hedged volumes or prices fall significantly lower than projected, there is a widening of price-base differentials between delivery points for production and the delivery point assumed in the hedge arrangement, counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements, or a sudden unexpected event materially impacts oil and natural gas prices.

• The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and additional government intervention through stimulus spending or additional regulations, which could have a material adverse effect on its financial performance and cash flows. The cost or availability of oil and gas field equipment may adversely affect the Company's ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to the Company's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company's financial performance and cash flows.

For additional information relating to Hammerhead's operational and other risk factors, please refer to the section entitled "Risk Factors".

Other Advisories

Oil and Gas

"BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This MD&A contains certain oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.

The Company's annual aggregate production for 2022 and 2021, the aggregate production for the past eight quarters and the references to "natural gas", "crude oil" and "NGLs", reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	YE 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	YE 2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Tight oil (bbls/d)	9,531	8,958	9,279	10,025	9,874	6,816	7,135	5,854	7,317	6,968
Shale gas (Mcf/d)	110,273	99,512	111,353	116,667	113,703	102,516	101,028	95,304	104,784	109,122
Natural gas liquids (bbls/d)	4,171	3,984	4,273	4,397	4,030	3,903	3,787	3,014	3,864	4,967
Total (boe/d)	32,081	29,527	32,111	33,867	32,854	27,805	27,760	24,752	28,645	30,122

Non-GAAP and Other Specified Financial Measures

This MD&A includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

Non-GAAP Financial Measures

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to PP&E per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure.

	Three Months Ended December 31,		Year Ended December 31,
(Cdn$ thousands)	2022	2021	2022	2021	2020
Net cash used in investing activities	145,556	42,190	368,153	91,180	113,328
Proceeds from asset disposition	-	-	-	10,027	-
Net change in accounts payable related to the addition of PP&E	28,113	26,195	15,723	37,337	(18,966)
Capital expenditures	173,669	68,385	383,876	138,544	94,362

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's Credit Facilities, plus the remaining equity commitment related to any outstanding investment agreements. HHR's available funding is disclosed in the "Liquidity" section within this MD&A, which reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized (losses) gains from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. HHR's netback is disclosed in the "Operating Netback" section within this MD&A, which includes its most directly comparable GAAP measure, oil and gas revenue.

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

	Three Months Ended December 31,		Year Ended December 31,
(Cdn$ thousands)	2022	2021	2022	2021	2020
Net cash from operating activities	76,131	33,540	371,355	121,111	119,686
Changes in non-cash working capital	29,958	(3,231)	38,657	(6,131)	9,801
Realized foreign exchange loss on debt repayment	-	-	(5,168)	-	-
Settlement of decommissioning obligations	-	-	123	-	-
Loss on settlement under long term retention program	-	-	-	(527)	-
Funds from operations	106,089	30,309	404,967	114,453	129,487
Optimization fees	-	13,665	-	19,708	670
Transaction costs	3,059	-	19,080	-	-
(Gain) loss on foreign exchange	(944)	(621)	7,229	(350)	817
Unrealized gain (loss) on foreign exchange	1,112	630	(4,804)	341	(813)
Other income, excluding transportation income	(379)	(455)	(2,939)	(1,022)	(1,143)
Adjusted funds from operations	108,937	43,528	423,533	133,130	129,018
Capital expenditures	(173,669)	(68,385)	(383,876)	(138,544)	(94,362)
Settlement of decommissioning obligations	-	-	(123)	-	-
Free funds flow	(64,732)	(24,857)	39,534	(5,414)	34,656

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. HHR's operating netback per boe is disclosed in the "Operating Netback" section within this MD&A.

Funds from Operations per boe and Funds from Operations per Basic Share and Diluted Share

Funds from operations per boe is calculated by dividing funds from operations by the Company's total production. Funds from operations per basic share and diluted share is calculated by dividing funds from operations by the Company's basic and diluted weighted average shares outstanding. Funds from operations is a non-GAAP financial measure component of funds from operations per boe, and funds from operations per basic share and diluted share.

Funds from operations per boe is utilized by management to assess the profitability of the Company's developed and producing assets and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Funds from operations per boe and funds from operations per basic share and diluted share are disclosed in the "Funds from Operations" section within this MD&A.

Adjusted Funds from Operations per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Adjusted funds from operations per boe is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of adjusted funds from operations per boe, and adjusted funds from operations per basic share and diluted share.

Adjusted funds from operations per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Adjusted funds from operations per boe and adjusted funds from operations per basic share and diluted share are disclosed in the "Adjusted Funds from Operations" section within this MD&A.

Capital Management Measures

Adjusted EBITDA and Annualized Quarterly Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized quarterly adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Year Ended December 31,
(Cdn$ thousands)	2022	2021	2020
Net profit (loss) before income tax	256,820	(71,821)	53,410
Add (deduct):
Unrealized (gain) loss on risk management contracts	(38,112)	16,649	18,353
Optimization fees	-	19,708	670
Transaction costs	19,080	-	-
Share-based compensation	10,044	14,039	7,155
Depletion and depreciation	147,168	127,333	135,184
Finance expense	25,497	21,264	37,344
Loss (gain) on foreign exchange	7,229	(350)	817
Loss (gain) on warrant liability	10,611	96	(3,981)
Loss (gain) on debt repayment	218	-	(88,160)
Loss on asset disposition	-	13,813	-
Loss on settlement under long term retention program	-	527	-
Other income, excluding transportation income	(2,939)	(1,022)	(4,639)
Adjusted EBITDA	435,616	140,236	156,153

Adjusted Working Capital

Previously, working capital was computed including risk management contracts and the current portion of lease obligations. As at December 31, 2022 and 2021, adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Cash	(8,833)	(12,239)
Accounts receivable	(89,235)	(49,433)
Prepaid expenses and deposits	(4,564)	(2,751)
Accounts payable and accrued liabilities	135,547	116,866
Adjusted working capital deficit	32,915	52,443

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Quarterly Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt and adjusted working capital. Term debt (2020 Senior Notes) is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized quarterly adjusted EBITDA is net debt divided by annualized quarterly adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements.

Net debt and net debt to adjusted EBITDA are disclosed in the "Liquidity" section within this MD&A.

Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls/d	barrels per day	Crude oil	Tight oil as defined in National Instrument 51-101
boe	barrels of oil equivalent	Natural gas	Shale gas as defined in National Instrument 51-101
boe/d	barrels of oil equivalent per day	GAAP	generally accepted accounting principles
Mcf	thousand cubic feet	G&A	general and administrative
Mcf/d	thousand cubic feet per day	WTI	West Texas Intermediate
MMbbl	million barrel	USD	U.S. dollars
MMmcf	million cubic feet	CAD	Canadian dollars
MMboe	million barrels of oil equivalent	US	United States
mmbtu	million British Thermal Units	CDN	Canadian
NGL	Natural gas liquids	RSUs	Restricted Share Units
GJ	gigajoule

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of March 1, 2023. The business address for our directors and officers is c/o Hammerhead Energy Inc., Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada T2P 1G1.

The executive officers and directors of the Company are as follows:

Name and Province or State and Country of Residence	Age	Position
Scott Sobie Alberta, Canada	58	President, Chief Executive Officer and Director
Michael G. Kohut Alberta, Canada	56	Senior Vice President, Chief Financial Officer and Director
Daniel Labelle Alberta, Canada	52	Senior Vice President, Development and A&D
David Anderson Alberta, Canada	52	Senior Vice President, Operations and Alternative Energy
Nicki Stevens Alberta, Canada	53	Senior Vice President, Production, Marketing and ESG
Richard Unsworth Alberta, Canada	66	Senior Vice President, Business and Organizational Effectiveness
A. Stewart Hanlon Alberta, Canada	62	Director
J. Paul Charron Alberta, Canada	65	Director
Robert Tichio New York, USA	45	Director
Jesal Shah New York, USA	37	Director
Bryan Begley Texas, USA	51	Director
James AC McDermott California, USA	54	Director

Scott Sobie, C.E.T.

Mr. Sobie serves as Hammerhead's President since July 2012 and Chief Executive Officer since September 2013. Mr. Sobie has over 35 years of professional experience in the oil and gas industry with organizations such as Shell and Talisman Energy. Prior to joining Hammerhead, Mr. Sobie held the role of Vice President of Conventional Development, North America with Talisman Energy where he was accountable for underlying production of over 80,000 boe/d, with asset areas in the Western Canadian Basin. Over his career, Mr. Sobie held several executive and management roles including Vice President of Shale Pilots, Vice President of Business Services and other Management positions. Mr. Sobie holds a Professional Certified Engineering Technologist (C.E.T.) designation with the Association of Science & Engineering Technology Professionals of Alberta (ASET) and graduated from the Southern Alberta Institute of Technology.

Michael G. Kohut

Mr. Kohut serves as Hammerhead's Senior Vice President and Chief Financial Officer since joining Hammerhead in January 2019. Mr. Kohut has over 25 years of professional experience in various senior executive and board of director positions. Prior to joining Hammerhead, Mr. Kohut was Vice President of Finance at Paramount Resources Ltd. from November 2017 to April 2018 and Chief Financial Officer of Trilogy Energy Corporation from June 2006 to October 2017. Since 2018, Mr. Kohut has served on the board of directors with Southern Energy Corporation. Mr. Kohut graduated with a Bachelor of Commerce from the University of Calgary.

Daniel Labelle, M.Sc., P. Geo.

Mr. Labelle is Hammerhead's Senior Vice President of Development and A&D and joined Hammerhead in May 2011. Mr. Labelle has over 25 years of professional experience focusing on the Western Canadian and Williston Basins with both major and junior oil and gas players in the industry. Prior to joining Hammerhead, Mr. Labelle was the Manager of Geology at Delphi Energy and held a variety of roles with both Talisman Energy and Mobil Canada, including years of experience with acquisition, divestments and property optimization. Mr. Labelle is a Professional Geoscientist with APEGA, and graduated with a Bachelor of Sciences (Honours), Geology from the University of Regina, and a Masters' of Science, Geology from the University of Regina.

David Anderson, P.Eng.

Mr. Anderson is Hammerhead's Senior Vice President of Operations and Alternative Energy and joined Hammerhead in September 2014. Mr. Anderson has over 30 years of leadership and operating experience across the energy industry domestically and internationally. Prior to joining Hammerhead, Mr. Anderson held the role of President, Chief Executive Officer and Director of Lone Pine Resources Inc. Prior to Lone Pine Resources, he held the position of President of Canadian Forest Oil Ltd. Over his career, Mr. Anderson has held technical and leadership roles with Verenex Energy Inc., Kereco Energy Ltd., Pinnacle Resources Ltd and Norcen Energy Resources Ltd. Mr. Anderson is a Professional Engineer with APEGA, and graduated with a Bachelor of Science, Petroleum Engineering from the University of Alberta.

Nicki Stevens, P.Eng.

Ms. Stevens is Hammerhead's Senior Vice President of Production, Marketing and ESG since January 2021 and joined Hammerhead in October 2012. Ms. Stevens has over 30 years of professional experience in the Western Canadian Basin. Prior to joining Hammerhead, Ms. Stevens held various roles with Talisman Energy and Chevron Canada including Engineering Technical Authority, exploitation, operations, facilities, and joint venture roles. Ms. Stevens is a Professional Engineer with APEGA, and graduated with a Bachelor of Science (Honours) in Mechanical Engineering from the University of Alberta.

Richard Unsworth, P.Eng.

Mr. Unsworth is Hammerhead's Senior Vice President of Business and Organizational Effectiveness and was appointed to the position on February 13, 2023. Mr. Unsworth has over 40 years of professional experience in the oil and gas industry. Before joining Hammerhead, Mr. Unsworth held the role of President of Deep Blue Strategy Inc., a private consulting firm. Prior thereto, Mr. Unsworth was Vice President, Production, Western Canada at Husky Energy Inc. Mr. Unsworth is a professional member of APEGA and has a bachelor of applied science in engineering from the University of British Columbia.

A. Stewart Hanlon, CA, CPA

Mr. Hanlon has served on the board of directors of Hammerhead (the "Hammerhead Board") since November 2017. Prior to joining the Hammerhead Board, Mr. Hanlon served a 26-year tenure with Gibson Energy Inc. where he filled senior roles in finance, business development and operations, eventually culminating in his appointment as President and Chief Executive Officer in April of 2009. Mr. Hanlon retired from his position as President and Chief Executive Officer in June of 2017, and currently serves on the boards of Source Energy Services and Questor Technology. Mr. Hanlon is also a volunteer member on the board of the Children's Wish Foundation and the Dean's Advisory Council for the Edwards School of Business at the University of Saskatchewan. Mr. Hanlon holds a Bachelor of Commerce Degree from the University of Saskatchewan.

J. Paul Charron, CA, CPA

Mr. Charron has served on the Hammerhead Board since November 2017. Mr. Charron currently serves as the Executive Chairman and Chief Executive Officer of Ridgeback Resources Inc. Prior to joining Ridgeback Resources Inc., Mr. Charron was President, Chief Executive Officer and Director of CanEra Inc, (2014-2017), CanEra Energy Corp., (2010-2014) and CanEra Resources Inc. (2008-2010). Prior thereto he held the same positions at Canetic Resources Trust and its predecessor Acclaim Energy Trust, and served as Vice President and Chief Financial Officer of Ketch Energy Ltd. Prior to joining Ketch, Paul held the positions of Managing Director and Vice President and Director with the Capital Markets Group of BMO Nesbitt Burns Inc. and Vice President of Finance with Morrison Petroleums Ltd. Mr. Charron has held various board appointments including Corporate Director of Legacy Oil and Gas, Canetic Resources Trust, Acclaim Energy Trust, Creststreet Asset Management, Kereco Energy Ltd., Ketch Energy Ltd. and TriStar Oil and Gas Ltd. Currently, Paul serves as board chair of Edge School as well as Islander Oil and Gas.

Robert Tichio, MBA

Mr. Tichio has served as a member of the Hammerhead Board since March 2014. Mr. Tichio served as DCRD's chief executive officer from March 15, 2022 and as a member of the DCRD Board from February 2021, in each case until the consummation of the Business Combination. Mr. Tichio has served as a member of the board of directors of Decarbonization Plus Acquisition Corporation V since March 2021. Mr. Tichio has served as a member of the board of directors of Solid Power, Inc. since December 2021. Mr. Tichio has served as chairman of the board of directors and member of the audit, compensation and nominating and corporate governance committees of Tritium DCFC Limited since January 2022. Mr. Tichio is a partner and managing director of Riverstone Holdings. Mr. Tichio joined the firm in 2006 and has been focused on the firm's Private Equity business. Prior to joining Riverstone Holdings, Mr. Tichio was in the Principal Investment Area (PIA) of Goldman Sachs, which manages the firm's private corporate equity investments. Mr. Tichio began his career at J.P. Morgan in the Mergers & Acquisition Group, where he concentrated on assignments that included public company combinations, asset sales, takeover defenses, and leveraged buyouts. Mr. Tichio received his A.B. from Dartmouth College as a Phi Beta Kappa graduate, and later received his M.B.A. with Distinction from Harvard Business School. Mr. Tichio serves on a number of nonprofit and Riverstone Investment Group LLC (together with its affiliates, "Riverstone Investment") portfolio company boards.

Jesal Shah, MBA

Mr. Shah has served on the Hammerhead Board since November 2018. Mr. Shah currently serves as a Managing Director of Riverstone Investment. Mr. Shah joined Riverstone Investment in 2010 as an Associate and returned to Riverstone Investment in 2015 after earning his M.B.A. Prior to joining Riverstone Investment, Mr. Shah was an Investment Banking Analyst in the Global Energy Group at Credit Suisse. While at Credit Suisse, Mr. Shah worked on M&A transactions and capital markets financings, with a focus on the power and utilities sector. Mr. Shah graduated summa cum laude from Tufts University with a B.A. in Economics and Spanish, and received his M.B.A. from Harvard Business School.

Bryan Begley, MBA

Mr. Begley has served on the Hammerhead Board since October of 2011. Mr. Begley is the Chief Executive Officer of Maroon Peak Energy Resources, LLC and Maroon Peak Management LLC. He has held this position since September 2022. Maroon Peak is a private energy company that owns energy interests in multiple locations. Mr. Begley is also a founder and Managing Director of 1901 Partners Management, LP, a private equity firm formed in 2014 that manages a portfolio of oil and gas and other energy-related investments. He is also a member of the board of directors of Athabasca Oil Corporation (TSX:ATH). Mr. Begley previously served as a Managing Director of ZBI Ventures, L.L.C., which he joined in 2007 as part of the founding team, to lead and manage private investments in the energy sector until 2014. Prior to joining ZBI Ventures, L.L.C., Mr. Begley was a partner at McKinsey & Co. in the Dallas and Houston offices, where he advised clients across the global energy sector. He has also worked as an engineer with Phillips Petroleum Company in Bartlesville, Oklahoma and Stavanger, Norway.

James AC McDermott, MBA

Mr. McDermott has served as a member of the Board since the consummation of the Business Combination. Mr. McDermott served as lead independent director of the DCRD Board from August 2021 until the consummation of the Business Combination. Mr. McDermott is the founder and chief executive officer of Rusheen Capital Management, a private equity firm that invests in growth-stage companies in the carbon capture and utilization, low-carbon energy and water sustainability sectors. As an investor and entrepreneur, Mr. McDermott has founded, run and invested in over 35 businesses over a 25 year career and has built an extensive professional network in the low-carbon energy, water and sustainability sectors. From 1996 to 2003, Mr. McDermott founded and ran Stamps.com (Nasdaq: STMP), Archive.com (sold to Cyclone Commerce) and Spoke.com. From 2003 to 2017, Mr. McDermott co-founded and served as Managing Partner of US Renewables Group, a private investment firm, where he raised and invested approximately $1 billion into clean energy businesses. Mr. McDermott was founder and board member of NanoH2O, is the founder and executive chairman of Fulcrum BioEnergy, investor and board observer of Moleaer, a board member of Carbon Engineering and the chief executive officer of 1PointFive. For five years, Mr. McDermott has been a board member of the Los Angeles Cleantech Incubator. Mr. McDermott holds a MBA from UCLA, and a BA in Philosophy from Colorado College.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than disclosed below, no director or executive officer of the Company is, as at the date of this Annual Report, or has been within the 10 years before the date of this Annual Report:

(a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer;

(b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while  that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Mr. David Anderson was the President and Chief Executive Officer of Lone Pine Resources Inc. ("Lone Pine"), an oil and natural gas company, from June 2011 to end of February 2013. On September 25, 2013, Lone Pine commenced proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act 62 ("CCAA") and ancillary proceedings under Chapter 15 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On January 31, 2014, Lone Pine completed its emergence from creditor protection under the CCAA and Chapter 15 of the United States Bankruptcy Code. Lone Pine, Lone Pine Resources Canada Ltd. and all other subsidiaries of Lone Pine were parties to the CCAA and Chapter 15 proceedings.

Mr. Michael Kohut was a director of Great Prairie Energy Services Inc. ("Great Prairie") on January 22, 2016 when it applied for and obtained an order from the Court of Queen's Bench of Alberta under the CCAA. Mr. Kohut resigned as a director of Great Prairie on January 22, 2016.

Mr. Bryan Begley was the Chair of the Board of Directors of Legend Energy Services, LLC ("Legend"), a privately held company in the U.S. which had been one of the horizontal drilling industry's premier coiled tubing service specialists. Upon the downturn in the oil and gas industry, Legend worked together with its secured lender to sell its assets to a smaller operator. To be sure that its remaining assets were shared equitably by its remaining creditors, on October 26, 2021, Legend filed a voluntary Chapter 7 Petition in the United States Bankruptcy Court for the Eastern District of Texas. Mr. Begley ceased his position as a director of Legend on October 26, 2021.

Mr. Robert Tichio was a director of EP Energy Corporation and Castex Energy I, LLC, the general partner of Castex Energy 2005, L.P. Both entities previously filed for Chapter 11 reorganizations with the U.S. Bankruptcy Courts and have since emerged from bankruptcy proceedings. Mr. Tichio no longer serves as a director for either company.

Family Relationships

There are no family relationships between any of the Company's executive officers and directors or director nominees.

B. Compensation

Hammerhead Resources Inc.

Historical Compensation of the Company's Directors

For the fiscal year ended December 31, 2021, the Company paid $50,000 to each of Messrs. Charron and Hanlon in director fees, and each were granted 100,000 Hammerhead RSUs pursuant to the Hammerhead Share Award Plan described below. Additionally, the Company paid $92,554.79 and $50,000 to each of Messrs. Charron and Hanlon in director fees, respectively, during the 2021 year that related to services provided in 2020. For the fiscal year ended December 31, 2021, the Company paid an aggregate of $200,000 in director fees to 1901 Partners Management, LP on behalf of Mr. Begley. Of the fees paid to 1901 Partners Management, LP during the fiscal year ended December 31, 2021, $100,000 related to services provided in 2020. Messrs. Charron and Hanlon's 2021 awards vest with respect to 25% of the Hammerhead RSUs subject to the award on December 31, 2022, and with respect to the remaining 75% of the Hammerhead RSUs subject to the award in 25% annual installments thereafter.

The Company did not pay any compensation or provide any benefits for the fiscal years ended December 31, 2021 and 2022 to other non-employee directors.

For the fiscal year ended December 31, 2022, the Company paid $180,000 to each of Messrs. Charron, Hanlon and Begley (via 1901 Partners Management, LP) in director fees.  The payment was made to them on February 15, 2023 in respect of the 2022 fees.

Historical Compensation of the Company's Executive Officers - Year Ended December 31, 2022

Cdn Dollars		Short-term Benefits		Share- based Payments

Name	Title	Salaries & Fees(1)	Other(2)	RSUs(3)	Total
Scott Sobie	President, Chief Executive Officer	$530,450	55,597	2,741,126	3,327,173
Michael G. Kohut	SVP & Chief Financial Officer	$339,125	15,784	1,465,792	1,820,701
David M. Anderson	SVP, Operations & Business Development	$334,163	410,170	836,971	1,581,304
Daniel Labelle	SVP, Development & A&D	$334,163	29,382	1,219,369	1,582,914
Nicki Stevens	SVP, Production, Marketing & ESG	$324,300	25,128	1,070,630	1,420,058

____________

(1) 'Salary and Fees' represents the actual salary amounts paid to executive officers in the fiscal year ending December 31, 2022.

(2) 'Other' represents bonuses earned by the executive officers for services in the fiscal year of 2022 and other fringe benefits provided to the executive officers, including fitness allowance, life insurance, dependent life insurance, accidental death & dismemberment, parking, executive medical assessments, health spending accounts, and additional Best Doctor's coverage and loan settlements under the long term retention program. Such bonus amounts have not been determined in full as of the date of this Annual Report.

(3) Share based payments represent the Black Scholes valuation of RSU awards granted in the fiscal year ending December 31, 2022, and do not represent any type of cash disbursement.

The breakdown of 'other' benefits is as follows:

Cdn Dollars

Name	Title	Bonus	Fringe Benefits	Total
Scott Sobie	President, Chief Executive Officer	$0	55,597	55,597
Michael G. Kohut	SVP & Chief Financial Officer	$0	15,784	15,784
David Anderson	SVP, Operations & Business Development	$389,300(1)	20,870	410,170
Daniel Labelle	SVP, Development & A&D	$0	29,382	29,382
Nicki Stevens	SVP, Production, Marketing & ESG	$0	25,128	25,128

(1) In 2022, Mr. Anderson elected to receive cash in lieu of awards for a portion of his share based compensation.

Philosophy

The Company's executive compensation program is designed to attract and retain high performing leaders and value creators. In efforts to continue the Company's path for sustainable growth, the Board and its compensation committee support executive compensation that reinforces engagement, continuous improvement and optimizes corporate performance. The Company's approach to executive compensation is competitive with peer Canadian oil and gas companies where there is substantial upside for high performance and downside for under performance. The objectives of the program aim to provide competitive wages as compared to the Company's peers, emphasize pay for performance through an annual short-term incentive program, and at-risk pay that aligns executive and stakeholder's interests for value creation.

Compensation Committee

The Company's compensation committee provides oversight for evaluating Hammerhead's compensation and board governance practices. This includes compensation and assessment of performance for the chief executive officer, directors and overall approach to employee compensation programs and annual compensation recommendations. The compensation committee governs the application of compensation practices to corporate performance as measured by annual key performance indicators within the Company's corporate scorecard. The compensation committee ensures there is a clear understanding of the Company's approach to compensation and that a direct correlation exists between pay and performance.

The compensation committee evaluates executive compensation practices based on the following:

Competitive Review and Governance

In the Company's efforts to attract and retain high performing talent and to ensure it is competitive in its pay practices, the Company targets the 50th-75th percentile of market data. The Company uses the Mercer Total Compensation Survey for the petroleum industry ("MTCS") and completes a detailed review of its practices and pay each year. In addition to the MTCS, the Company uses other industry compensation data including APEGA and the Calgary Exchange Group annual compensation planning survey. The Company also references government statistics based on inflation and economic indicators and utilizes public company reporting on top 5 named executive officers.

From time to time, the Company will engage the support of third-party compensation consultant advisors to provide an unbiased approach to executive and board compensation practices. This instills governance and is intended to ensure that the Company's approach is competitive and effective. The Company's executive compensation consists of a base salary and variable incentive pay programs such as a short term pay for performance cash bonus program, and a long-term incentive under its equity plans of restricted share units and or stock options. In addition to wages and incentive programs, executives also receive health, dental and wellness benefits.

Elements of Executive Compensation

The Company strives to ensure that every employee understands how they contribute and impact the results of the organization. The Company's executive compensation framework includes a combination of guaranteed and variable pay based on performance. There are three elements to executive total compensation with weighted emphasis on variable components of pay for performance and at-risk pay. The variable component of compensation on a percentage basis is commensurate with the degree of responsibility and accountability in the organization, with the executives having significantly more of compensation based on achieving corporate results.

The Company's compensation framework has three elements: (1) guaranteed pay, (2) incentive compensation, and (3) benefits and other compensation.

1) Guaranteed Pay - Annual Base Salary

Hammerhead provides a competitive annual base salary that targets the 50-75% percentile of the market.

Executive may be paid above or below target based on various considerations such as experience, length in the role, and comparison to others in similar roles.

2) Incentive Compensation - Pay for Performance and At-Risk Pay

Short-Term Incentive - Annual Bonus Program

Executives participate in the Pay for Performance annual cash bonus program ("Bonus Program") with all other employees. The program considers corporate, team and individual performance metrics that are applied to bonus targets. Performance metrics are detailed within the annual corporate scorecard which provides a final multiplier at the end of each performance period. The multiplier and overall review of the corporate scorecard is recommended to and approved by the compensation committee. If approved, the multiplier is applied to the corporate portion of the executive's bonus target. Executive bonus targets are weighted primarily on corporate performance.

Long-Term Incentive - Equity based compensation

Hammerhead Share Award Plan

Hammerhead has its amended and restated share award plan, effective August 31, 2016 as amended on November 7, 2019, December 31, 2020, March 30, 2022 and May 20, 2022 (the "Hammerhead Share Award Plan"), pursuant to which Hammerhead provides directors, officers, employees and other eligible service providers the opportunity through share awards to purchase Hammerhead Common Shares granted under the Hammerhead Share Award Plan (the "Hammerhead RSUs"), to acquire an increased proprietary interest in Hammerhead. The Hammerhead RSUs are subject to the Hammerhead Share Award Plan with typical vesting of 25% per year upon the first, second, third and fourth anniversary of the grant date with an expiration of five years from the grant date.

Hammerhead Share Option Plan

Hammerhead has its share option plan, effective March 21, 2011 as amended effective January 10, 2017, December 31, 2020, March 30, 2022 and May 30, 2022 (the "Hammerhead Share Option Plan"), pursuant to which Hammerhead provides directors, officers, employees and other eligible service providers the opportunity through options to purchase Hammerhead Common Shares, whether or not exercisable and whether or not vested, granted under the Hammerhead Share Option Plan (the "Hammerhead Options"), grants to acquire an increased proprietary interest in Hammerhead. The Hammerhead Options are subject to the Hammerhead Share Option Plan with typical vesting of 25% per year upon the first, second, third and fourth anniversary of the grant date with an expiration of five years from the grant date.

3) Benefits and Other Compensation

Hammerhead provides executives with other compensation in the form of group Health, Dental and Insurance benefits; Annual Executive Health Assessment; Best Doctors Program; Sick Leave (Salary Continuance) and Long-Term Disability; Business Travel Medical Insurance; Out of Country medical Insurance; parking benefits; Health Care Spending Account; Employee Assistance Program and Fitness Allowance.

Employment Agreements

Scott Sobie, Employment Agreement

Effective April 27, 2015, Scott Sobie entered into an amended and restated executive employment agreement covering the terms and conditions of his employment as President and Chief Executive Officer.

Pursuant to his employment agreement, if terminated without just cause, Mr. Sobie would be entitled to severance payments including (i) two times his annual salary, (ii) an amount equal to his current performance target percentage multiplied by the amount determined in (i), and (iii) an amount equal to 15% multiplied by the amount determined in (i) to account for lost benefits, in each case, in effect immediately prior to his termination. Such payments would be subject to a release of claims. If there is a change in control, Mr. Sobie would be entitled, within 6 months following the change of control, to terminate employment and still receive these severance benefits.

Mr. Sobie's employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Michael G. Kohut, Employment Agreement

Effective January 8, 2019, Michael G. Kohut entered into an executive employment agreement covering the terms and conditions of his employment as Senior Vice President & Chief Financial Officer.

Pursuant to his employment agreement, if terminated without just cause, Mr. Kohut would be entitled to severance payments including (i) one times his annual salary, (ii) an amount equal to his current performance target percentage multiplied by the amount determined in (i), and (iii) an amount equal to 15% of his current salary to account for lost benefits, in each case, in effect immediately prior to his termination. Additionally, Mr. Kohut would be entitled to an amount equal to l/12th of the total payments in (i)-(iii) for each full year of employment, up to a maximum additional amount of 50% of the total payments in (i)-(iii). Such payments are subject to a release of claims. If there is a change in control, Mr. Kohut would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive these severance benefits.

Mr. Kohut's employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

David M. Anderson, Employment Agreement

Effective April 30, 2015, David M. Anderson entered into an executive employment agreement covering the terms and conditions of his employment as Senior Vice President, Business Development & Operations.

Pursuant to his employment agreement, if terminated without just cause, Mr. Anderson would be entitled to severance payments including (i) one times his annual salary, (ii) an amount equal to his current performance target percentage multiplied by the amount determined in clause (i) and (iii) an amount equal to 15% of his current salary to account for lost benefits, in each case, in effect immediately prior to his termination. Additionally, Mr. Anderson would be entitled to an amount equal to 1/12th of the total payments in clauses (i)-(iii) for each full year of employment, up to a maximum additional amount of 50% of the total payments in clauses (i)-(iii). Such payments are subject to a release of claims. If there is a change in control, Mr. Anderson would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive these severance benefits.

Mr. Anderson's employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Daniel Labelle, Employment Agreement

Effective April 28, 2015, Daniel Labelle entered into an executive employment agreement covering the terms and conditions of his employment as Senior Vice President, Development and A&D.

Pursuant to his employment agreement, if terminated without just cause, Mr. Labelle would be entitled to severance payments including (i) one times his annual salary, (ii) an amount equal to his current performance target percentage multiplied by the amount determined in (i), and (iii) an amount equal to 15% of his current salary to account for lost benefits, in each case, in effect immediately prior to his termination. Additionally, Mr. Labelle would be entitled to an amount equal to l/12th of the total payments in (i)-(iii) for each full year of employment, up to a maximum additional amount of 50% of the total payments in (i)-(iii). Such payments are subject to a release of claims. If there is a change in control, Mr. Labelle would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive these severance benefits.

Mr. Labelle's employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Nicki Stevens, Employment Agreement

Effective April 30, 2015, Nicki Stevens entered into an executive employment agreement covering the terms and conditions of her employment as Senior Vice President, Production, Marketing and ESG.

Pursuant to her employment agreement, if terminated without just cause, Ms. Stevens would be entitled to severance payments including (i) one times her annual salary, (ii) an amount equal to her current performance target percentage multiplied by the amount determined in (i), and (iii) an amount equal to 15% of her current salary to account for lost benefits, in each case, in effect immediately prior to her termination. Additionally, Ms. Stevens would be entitled to an amount equal to l/12th of the total payments in (i)-(iii) for each full year of employment, up to a maximum additional amount of 50% of the total payments in (i)-(iii). Such payments are subject to a release of claims. If there is a change in control, Ms. Stevens would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive these severance benefits.

Ms. Stevens's employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Hammerhead Energy Inc.

Historical Compensation of the Company's Directors

The Company did not pay any compensation or provide any benefits for the fiscal year ended December 31, 2022 to the Directors.

Executive Officer and Director Compensation Following the Business Combination

Named Executive Officer Compensation

The Company engaged a third-party executive compensation advisory firm to assist in the review and development of its executive and director compensation programs.

For more information about the holdings of directors and executive officers, including the number of Common Shares held by each individual, see Item 7 - "Major Shareholders and Related Party Transactions."

The following sets forth the current compensation of the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Development and A&D, the Senior Vice President, Operations and Alternative Energy, Senior Vice President, Business and Organizational Effectiveness and the Senior Vice President, Production, Marketing and ESG of the Company (collectively, the "Named Executive Officers" or "NEOs").

The current salaries for NEOs are as follows:

Name	Title	Salary (C$)(1), (2), (3)
Scott Sobie	President, Chief Executive Officer and Director	536,000
Michael G. Kohut	Senior Vice President, Chief Financial Officer and Director	344,000
David Anderson	Senior Vice President, Operations and Alternative Energy	337,400
Daniel Labelle	Senior Vice President, Development and A&D	337,400
Nicki Stevens	Senior Vice President, Production, Marketing and ESG	337,400
Richard Unsworth	Senior Vice President, Business and Organizational Effectiveness	337,400

Notes:

(1) Does not include any cash bonus amounts. The Company will be implementing a cash bonus program pursuant to which, the NEOs are eligible for a cash bonus amount based on various performance measures of the NEO and the Company. The terms of the cash bonus program have not been finalized.

(2) Does not include any equity incentive awards of the Company. See "Equity Incentive Award Plan" and "Share Option Plan" for descriptions of the Equity Incentive Plans (as defined below).

(3) Does not include any personal benefits provided to the NEOs. The Company anticipates that NEOs will be provided an executive benefit package consistent with benefits paid to executives of the Company, but the anticipated amount of such benefits and the terms of such benefit package has not be finalized.

Incentive Plans

Pursuant to the Plan of Arrangement:

  Each Hammerhead Option (whether or not exercisable and whether or not vested) issued and outstanding  immediately prior to the Company Amalgamation Effective Time was exchanged for an option ("Legacy Option") to acquire a number of Common Shares (rounded down to the nearest whole share) equal to: (i) the number of Hammerhead Class A Common Shares subject to the applicable Hammerhead Option multiplied by (ii) the Hammerhead Common Share Exchange Ratio, at a per share exercise price (rounded up to the nearest cent) equal to (x) the per share exercise price for the Hammerhead Class A Common Shares (determined in US dollars with reference to the US dollar to Canadian dollar exchange rate reported by the Bank of Canada on September 23, 2022 of 1.3570) subject to the applicable Hammerhead Option divided by (y) the Hammerhead Common Share Exchange Ratio; and

  Each Hammerhead RSU (whether or not exercisable and whether or not vested) issued and outstanding immediately prior to the Company Amalgamation Effective Time was exchanged for a share award ("Legacy RSU") to acquire a number of Common Shares (rounded down to the nearest whole share) equal to: (i) the number of Hammerhead Class A Common Shares subject to the applicable Hammerhead RSU multiplied by (ii) the Hammerhead Common Share Exchange Ratio, at a per share exercise price (rounded up to the nearest cent) equal to (x) the per share exercise price for the Hammerhead Common Shares (determined in US dollars with reference to the US dollar to Canadian dollar exchange rate reported by the Bank of Canada on September 23, 2022 of 1.3570) subject to the applicable Hammerhead RSU divided by (y) the Hammerhead Common Share Exchange Ratio.

The Company has adopted an option plan (the "Legacy Share Option Plan") and a share award plan (the "Legacy Share Award Plan") solely to provide for the issuance of Legacy Options and Legacy RSUs in exchange for the outstanding Hammerhead Options and Hammerhead RSUs, respectively, under the Plan of Arrangement (collectively, the "Legacy Plans"), which plans became effective immediately following the SPAC Amalgamation Effective Time. The Legacy Plans are in substantially the same form as the Hammerhead Share Option Plan and Hammerhead Share Award Plan, subject to such changes to provide for the Business Combination and such changes as required by applicable laws and stock exchange rules. Under the terms of the Legacy Plans and the policies of the TSX, the Company is not entitled to make any further grants of Legacy Options or Legacy RSUs under the Legacy Plans. Upon completion of the Business Combination, the Hammerhead Option Plan and Hammerhead Share Award Plan were discontinued.

The principal features of the Hammerhead Share Option Plan, Hammerhead Share Award Plan and Legacy Plans are summarized below. The final terms of the Legacy Plans and the Equity Incentive Plans are qualified in their entirety by reference to the actual text of the plans evidencing the applicable awards, which were finalized prior to the SPAC Amalgamation Effective Time.

Terms of Hammerhead Share Option Plan

Defined Terms

In this description of the Hammerhead Share Option Plan, the abbreviations and terms set forth below have the following meanings:

"All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of Hammerhead and its subsidiaries, on a consolidated basis, as determined by the Hammerhead Board in its sole discretion.

"Black-Out Period" means the period of time when, pursuant to any policies of Hammerhead, any securities of Hammerhead may not be traded by certain persons as designated by Hammerhead, including any holder of a Hammerhead Option.

"Change of Control" means: (i) a successful takeover bid; or (ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of Hammerhead which results in: (I) a person or group of persons "acting jointly or in concert" within the meaning of National Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended from time to time; or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of Hammerhead; and (B) members of the Hammerhead Board who are members of the Hammerhead Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Hammerhead Board at any time within sixty days of such change; or (iii) Incumbent Directors no longer constituting a majority of the Hammerhead Board; (iv) the winding up of Hammerhead or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of Hammerhead within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of Hammerhead is continued and where the shareholdings or other security holdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of Hammerhead for purposes of the ABCA shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of Hammerhead and its subsidiaries, on a consolidated basis, as determined in accordance with the Hammerhead Share Option Plan; or (v) any determination by a majority of the Hammerhead Board that a "Change of Control" has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Hammerhead Share Option Plan.

"Current Market Price" means, as at any date when the Current Market Price is to be determined, the weighted average trading price per Hammerhead Common Share on the TSX, or, if the Hammerhead Common Shares are not listed on the TSX, on any stock exchange in Canada on which the Hammerhead Common Shares are then listed, for the last five (5) trading days immediately prior to the date of determination, or if the Hammerhead Common Shares are not listed upon any stock exchange in Canada, the Current Market Price shall be determined by the Hammerhead Board, acting reasonably.

"Exchange" means the stock exchange, if any, on which the Hammerhead Common Shares are listed and posted for trading and, if the Hammerhead Common Shares are listed on more than one stock exchange, such stock exchange as may be selected for such purpose by the Hammerhead Board.

"HHR Group" means, collectively, Hammerhead, any entity that is a subsidiary of Hammerhead from time to time, including, without limitation, any entity designated by the Hammerhead Board from time to time as a member of the HHR Group for the purposes of this Hammerhead Share Option Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities) provided, however, that with respect to any Optionee that is subject to United States federal income taxation, such entity is a "service recipient" within the meaning of Code Section 409A with respect to such Optionee.

"Fair Market Value" with respect to a Hammerhead Common Share, as at any date, means the weighted average of the prices at which the Hammerhead Common Shares traded on the Exchange (or, if the Hammerhead Common Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Hammerhead Common Shares occurs) for the five (5) trading days on which the Hammerhead Common Shares traded on the said stock exchange immediately preceding such date. In the event that the Hammerhead Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Hammerhead Common Shares as determined by the Hammerhead Board in its sole discretion. The determination of Fair Market Value with respect to Optionees who are subject to United States federal income taxation will be made in accordance with Code Sections 409A and 422, as applicable.

"Incumbent Directors" means any member of the Hammerhead Board who was a member of the Hammerhead Board at the effective date of the Hammerhead Share Option Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Hammerhead Board, including a majority of the Incumbent Directors then on the Hammerhead Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

"In-the-Money Value" means the amount by which the Current Market Price on the Pricing Date exceeds the exercise price of the applicable Hammerhead Options, multiplied by the number of Hammerhead Common Shares related to the applicable Hammerhead Options.

"Optionee" means a holder of Hammerhead Options.

"Pricing Date" means the date Hammerhead receives notice from an Optionee that has elected to exercise a vested Hammerhead Option by surrendering such Hammerhead Option in exchange for the In-the-Money Value of Hammerhead Option in lieu of purchasing the number of Hammerhead Common Shares then issuable on the exercise of the vested Hammerhead Option subject to the provisions of the Hammerhead Share Option Plan and if permitted by the Committee.

"Service Provider" means a director, officer or employee of, or a person or company engaged by, one or more of the entities comprising the HHR Group to provide services to an entity within the HHR Group.

Purpose and Administration

The purpose of the Hammerhead Share Option Plan is to aid in attracting, retaining and motivating the officers, directors, employees and other eligible Service Providers of the HHR Group in the growth and development of the HHR Group by providing them with the opportunity through Hammerhead Options to acquire an increased proprietary interest in Hammerhead.

The Hammerhead Share Option Plan is administered by a committee of the Hammerhead Board appointed from time to time by the Hammerhead Board to administer the Hammerhead Share Option Plan or, if no such committee is appointed, the Hammerhead Board (the "Committee") pursuant to any rules of procedure that may be fixed by the Hammerhead Board.

Granting of Hammerhead Options

The Committee may from time to time designate officers, directors and employees of, and other eligible Service Providers to, the HHR Group to whom Hammerhead Options may be granted and the number of Hammerhead Common Shares to be optioned to each, provided that the number of Hammerhead Common Shares to be optioned shall not exceed the limitations provided below.

Limitations to the Hammerhead Share Option Plan

Notwithstanding any other provision of the Hammerhead Share Option Plan the maximum number of Hammerhead Common Shares issuable on exercise of outstanding Hammerhead Options at any time shall be limited to 10.0% of the aggregate number of issued and outstanding Hammerhead Common Shares, less the aggregate number of Hammerhead Common Shares issuable pursuant to incentive stock options issued and outstanding pursuant to the incentive stock option plan at such time.

Any increase in the issued and outstanding Hammerhead Common Shares (whether as a result of the exercise of Hammerhead Options or otherwise) will result in an increase in the number of Hammerhead Common Shares that may be issued on exercise of Hammerhead Options outstanding at any time and any increase in the number of Hammerhead Options granted will, upon exercise, make new grants available under the Hammerhead Share Option Plan.

Hammerhead Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Hammerhead Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Hammerhead Options pursuant to the Hammerhead Share Option Plan to the extent of any Hammerhead Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Hammerhead Options.

Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Hammerhead Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Hammerhead Options will vest and be exercisable as to one-quarter (1/4) of the total number of Hammerhead Common Shares subject to Hammerhead Options on each of the first, second, third and fourth anniversaries of the date of grant (computed in each case to the nearest whole Hammerhead Common Share). Notwithstanding the foregoing, the Committee may, at its sole discretion, at any time or in the agreement in respect of any Hammerhead Options granted, accelerate or provide for the acceleration of vesting of Hammerhead Options previously granted.

Hammerhead Option Price

The exercise price of Hammerhead Options granted under the Hammerhead Share Option Plan shall be fixed by the Committee when such Hammerhead Options are granted, provided that the exercise price of Hammerhead Options shall not be less than such minimum price as may be required by the stock exchange, if any, on which the Hammerhead Common Shares are listed at the time of grant.

Hammerhead Option Terms

The period during which a Hammerhead Option is exercisable shall, subject to the provisions of the Hammerhead Share Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of fifteen years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five years from the date of grant. Each Hammerhead Option shall, among other things, contain provisions to the effect that Hammerhead Option shall be personal to the Optionee and shall not be assignable. In addition, unless Hammerhead and an Optionee agree otherwise in an agreement for Hammerhead Options or other written agreement (such as an agreement of employment or a retirement agreement), each Hammerhead Option shall provide that:

(a)	upon the death of the Optionee, Hammerhead Option shall terminate on the date determined by the Committee which shall not be more than 12 months from the date of death and, in the absence of any determination to the contrary, will be 12 months from the date of death;
(b)	if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HHR Group (other than by reason of death or termination for cause or retirement), Hammerhead Option shall terminate on the expiry of the period not in excess of six months as prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, any of the entities comprising the HHR Group; and, in the absence of any determination to the contrary, will terminate ninety (90) days following the date that the Optionee ceases to be a director or officer of, or an employee of or a consultant or other Service Provider to, any of the entities comprising the HHR Group;
(c)	if the Optionee shall no longer be a director or officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HHR Group by reason of termination for cause, Hammerhead Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); and
(d)	if the Optionee shall no longer be an officer of or be in the employ of any of the entities comprising of the HHR Group due to the Optionee's retirement, Hammerhead Option shall terminate twelve months following the date that the Optionee ceases to be an officer of or be in the employ of any of the entities in the HHR Group;

provided that the number of Hammerhead Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of the Hammerhead Common Shares that may be acquired on exercise of Hammerhead Options held by such Optionee (or his or her heirs or successors), whether or not previously vested, and the vesting of all such Hammerhead Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death or termination for cause, shall be the number of Hammerhead Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be. In the event of termination for cause, all of the Hammerhead Common Shares optioned, whether vested or unvested, shall be forfeited.

If any Hammerhead Options may not be exercised due to any Black-Out Period at any time within the three-business day period prior to the normal expiry date of such Hammerhead Options (the "Restricted Options"), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

Cashless Exercise

Subject to the provisions of the Hammerhead Share Option Plan, if permitted by the Committee, an Optionee may elect to exercise a vested Hammerhead Option by surrendering such Hammerhead Option in exchange for the In-the-Money Value of Hammerhead Option in lieu of purchasing the number of Hammerhead Common Shares then issuable on the exercise of the vested Hammerhead Option. If the Optionee so elects to exercise Hammerhead Option, the Optionee shall be entitled to payment of the In-the-Money Value of the vested Hammerhead Option determined as of the Pricing Date. The In-the-Money Value shall be paid in Hammerhead Common Shares issued from treasury with the number of Hammerhead Common Shares issuable being equal to the number obtained by dividing the In-the-Money Value of Hammerhead Options in respect of which such election is made by the Current Market Price on the Pricing Date.

Surrender Offer

A Optionee may make an offer (the "Surrender Offer") to Hammerhead, at any time, for the disposition and surrender by the Optionee to Hammerhead (and the termination thereof) of any of Hammerhead Options granted under the Hammerhead Share Option Plan for an amount (not to exceed the Fair Market Value of the Hammerhead Common Shares less the exercise price of Hammerhead Options) specified in the Surrender Offer by the Optionee, and Hammerhead may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Hammerhead Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by Hammerhead to the Optionee. Hammerhead may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee, provided that Hammerhead shall be under no obligation, express or implied, to make such election.

Alterations in Shares

In the event: (a) of any change in the Hammerhead Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Hammerhead Common Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Hammerhead Common Shares are converted into or exchangeable for any other securities or property; then the Hammerhead Board may make such adjustments to the Hammerhead Share Option Plan, to any Hammerhead Options and to any agreements for Hammerhead Options outstanding under the Hammerhead Share Option Plan, and make such amendments to any agreements for Hammerhead Options outstanding under the Hammerhead Share Option Plan, as the Hammerhead Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder and/or to provide for the Optionees to receive and accept such other securities or property in lieu of Hammerhead Common Shares, and the Optionees shall be bound by any such determination. However, with respect to Optionees who are subject to United States federal income taxation, no adjustments shall be made that result in taxation to the Optionee under Code Section 409A.

For greater certainty, and notwithstanding anything to the contrary to the foregoing paragraph, no adjustment shall be made in accordance with respect to the issue of Hammerhead Common Shares being made pursuant to or in connection with (i) any share option plan or share purchase plan, including this Hammerhead Share Option Plan and the incentive stock option plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of Hammerhead, or (ii) the issuance of additional Hammerhead Common Shares pursuant to a public offering or private placement by Hammerhead or a take-over bid made by Hammerhead for the securities of another entity.

Provisions Related to Merger/Sale etc.

Except in the case of a transaction that is a Change of Control and to which accelerated vesting and termination of Hammerhead Options applies, if Hammerhead enters into any transaction or series of transactions whereby Hammerhead or All or Substantially All of the Assets would become the property of another trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction, Hammerhead and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of Hammerhead under the Hammerhead Share Option Plan outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Hammerhead under the Hammerhead Share Option Plan with the same effect as though the Successor had been named as Hammerhead therein and thereafter, Hammerhead shall be relieved of all obligations and covenants under the Hammerhead Share Option Plan and the obligation of Hammerhead to the Optionees in respect of Hammerhead Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Hammerhead Common Shares upon vesting of Hammerhead Options.

Acceleration of Vesting and Termination of Option

Notwithstanding any other provision in the Hammerhead Share Option Plan or the terms of any option agreement, if there takes place a Change of Control, all issued and outstanding Hammerhead Options shall be automatically fully vested and exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Hammerhead Board, in its absolute discretion, prior to the time such Change of Control takes place.

Amendments

The Committee may amend or discontinue the Hammerhead Share Option Plan and Hammerhead Options granted thereunder at any time without the approval of the shareholders of Hammerhead or any Optionee whose Hammerhead Option is amended or terminated, provided that, subject to the paragraph that follows, no amendment to the Hammerhead Share Option Plan or Hammerhead Options granted pursuant to the Hammerhead Share Option Plan may be made without the consent of the Optionee if it adversely alters or impairs any Hammerhead Option previously granted to such Optionee under the Hammerhead Share Option Plan.

Notwithstanding the foregoing, the Committee may amend or terminate the Hammerhead Share Option Plan or any outstanding Hammerhead Option granted under the Hammerhead Share Option Plan at any time without the approval of the shareholders of Hammerhead or any Optionee whose Hammerhead Option is amended or terminated in order to conform the Hammerhead Share Option Plan or such Hammerhead Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Hammerhead Option previously granted.

Hammerhead Share Award Plan

Defined Terms

In this description of the Hammerhead Share Award Plan, the abbreviations and terms set forth below have the following meanings:

"Account" means an account maintained by Hammerhead for each Participant and which will be credited with Hammerhead RSUs in accordance with the terms of the Hammerhead Share Award Plan.

"All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of Hammerhead and its subsidiaries, on a consolidated basis, as determined by the Hammerhead Board in its sole discretion.

"As-Converted Basis" means: (i) with respect to Hammerhead Series III Preferred Shares, the number of Hammerhead Common Shares that Hammerhead Series III Preferred Shares would be converted into if converted at the time of the relevant calculation at the Conversion Ratio (as defined in the terms and conditions attaching to Hammerhead Series III Preferred Shares) then in effect; (ii) 1.13208 Hammerhead Common Shares for each Hammerhead Series II Preferred Share, subject to customary adjustments; and (iii) with respect to Hammerhead Series VII Preferred Shares, the number of Hammerhead Common Shares that Hammerhead Series VII Preferred Shares would be converted into if converted at the time of the relevant calculation at the Conversion Ratio (as defined in the terms and conditions attaching to Hammerhead Series VII Preferred Shares) then in effect; and (iv) with respect to Hammerhead Series IX Preferred Shares, the number of Hammerhead Common Shares that Hammerhead Series IX Preferred Shares would be converted into if converted at the time of the relevant calculation at the Conversion Ratio (as defined in the terms and conditions attaching to Hammerhead Series IX Preferred Shares) then in effect.

"Award Date" means the date or dates on which an award of Hammerhead RSUs is made to a Participant in accordance with the Hammerhead Share Award Plan.

"Black-Out Period" means the period of time, if any, when, pursuant to any policies of Hammerhead, any securities of Hammerhead may not be traded by certain persons as designated by Hammerhead, including any Participant that holds a Hammerhead RSU.

"Cessation Date" means the date that is the earlier of: (i) the effective date of the Service Provider's termination, resignation, death or retirement, as the case may be; and (ii) the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider's position or job, regardless of whether adequate, legal or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider, and the Cessation Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any application laws.

"Dividend Equivalent" means a bookkeeping entry whereby each Hammerhead RSU is credited with the equivalent amount of the dividend paid on a Hammerhead Common Share in accordance with the Hammerhead Share Award Plan.

"Dividend Market Value" means the Fair Market Value per Hammerhead Common Share on the dividend record date.

"Exchange" means the stock exchange, if any, on which the Hammerhead Common Shares are listed and posted for trading and, if the Hammerhead Common Shares are listed on more than one stock exchange, such stock exchange as may be selected for such purpose by the Hammerhead Board.

"Fair Market Value" with respect to a Hammerhead Common Share, as at any date, means the weighted average of the prices at which the Hammerhead Common Shares traded on the Exchange (or, if the Hammerhead Common Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Hammerhead Common Shares occurs) for the five (5) trading days on which the Hammerhead Common Shares traded on the said stock exchange immediately preceding such date. In the event that the Hammerhead Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Hammerhead Common Shares as determined by the Hammerhead Board in its sole discretion.

"HHR Group" means, collectively, Hammerhead, any entity that is a subsidiary of Hammerhead from time to time, and any other entity designated by the Hammerhead Board from time to time as a member of the HHR Group for the purposes of the Hammerhead Share Award Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities).

"Participant" means a Service Provider determined to be eligible to participate in the Hammerhead Share Award Plan in accordance with the Hammerhead Share Award Plan and, where applicable, a former Service Provider deemed eligible to continue to participate in the Hammerhead Share Award Plan.

"Preferred Shares" means collectively, Hammerhead Series II Preferred Shares, Hammerhead Series III Preferred Shares, Hammerhead Series VII Preferred Shares and Hammerhead Series IX Preferred Shares.

"Vesting Date" means, with respect to any Hammerhead RSUs, the date upon which such Hammerhead RSUs shall irrevocably vest and become exercisable by the Participant in accordance with the terms hereof.

Purpose and Administration

The purpose of the Hammerhead Share Award Plan is to: (a) aid in attracting, retaining and motivating the directors, officers, employees and other eligible Service Providers of the HHR Group in the growth and development of the HHR Group by providing them with the opportunity through Hammerhead RSUs to acquire an increased proprietary interest in Hammerhead; (b) more closely align their interests with those of Hammerhead's shareholders; (c) focus such Service Providers on operating and financial performance and long-term shareholder value; and (d) motivate and reward for their performance and contributions to Hammerhead's long-term success.

The Hammerhead Share Award Plan shall be administered by the Hammerhead Board. Notwithstanding the foregoing, to the extent permitted by applicable law, the Hammerhead Board may, from time to time, delegate to a committee (the "Committee") of the Hammerhead Board all or any of the powers conferred on the Hammerhead Board under the Hammerhead Share Award Plan. In such event, the Committee will exercise the powers delegated to it by the Hammerhead Board in the manner and on the terms authorized by the Hammerhead Board. The Hammerhead Board or the Committee may delegate or sub-delegate to any director or officer of Hammerhead the whole or any part of the administration of the Hammerhead Share Award Plan and shall determine the scope of such delegation or sub-delegation in its sole discretion.

Granting of Hammerhead RSUs

An award of Hammerhead RSUs pursuant to the Hammerhead Share Award Plan will be made and the number of such Hammerhead RSUs awarded will be credited to each Participant's Account, effective as of the Award Date. The number of Hammerhead RSUs to be credited to each Participant's Account shall be determined by the Hammerhead Board, or the Committee delegated by the Hammerhead Board to do so, each in its sole discretion.

Credits for Dividends

A Participant's Account shall be credited with a Dividend Equivalent in the form of additional Hammerhead RSUs only if the Hammerhead Board, in its sole discretion, so determines. Such Dividend Equivalent, if any, shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Hammerhead Common Share by the number of Hammerhead RSUs recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

Vesting

The Hammerhead Board or the Committee may, in its sole discretion, determine: (a) the time during which Hammerhead RSUs shall vest and whether there shall be any other conditions or performance criteria to vesting; (b) the method of vesting; or (c) that no vesting restriction shall exist. In the absence of any determination by the Hammerhead Board or the Committee to the contrary, Hammerhead RSUs (and any corresponding Dividend Equivalents) will vest and become exercisable on the third anniversary of the Award Date (computed in each case to the nearest whole Share Award). Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or any agreement in respect of any Hammerhead RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of Hammerhead RSUs previously granted.

Limits on Issuances

Notwithstanding any other provision of the Hammerhead Share Award Plan, the maximum number of Hammerhead Common Shares issuable pursuant to outstanding Hammerhead RSUs at any time shall be limited to 12% of the aggregate number of issued and outstanding Hammerhead Common Shares and Preferred Shares (on an As-Converted Basis) less the number of Hammerhead Common Shares issuable pursuant to Hammerhead Options issued and outstanding pursuant to the Hammerhead Share Option Plan at such time.

Any increase in the issued and outstanding Hammerhead Common Shares and Preferred Shares, whether as a result of the issue of Hammerhead Common Shares from treasury on exercise of vested Hammerhead RSUs or otherwise, will result in an increase in the number of Hammerhead Common Shares that may be issued pursuant to Hammerhead RSUs outstanding at any time and any increase in the number of Hammerhead RSUs granted will, upon vesting and the issue of Hammerhead Common Shares upon exercise of such Hammerhead RSUs from treasury, make new grants available under the Hammerhead Share Award Plan. Further, if the acquisition of Hammerhead Common Shares by Hammerhead for cancellation should result in the foregoing tests no longer being met, this shall not constitute non-compliance with this section of the Hammerhead Share Award Plan for any Hammerhead RSUs outstanding prior to such purchase of Hammerhead Common Shares for cancellation.

Hammerhead RSUs that are cancelled, surrendered, terminated or that expire prior to the final Vesting Date or exercise thereof shall result in such Hammerhead Common Shares being available to be issued in respect of a subsequent grant of Hammerhead RSUs pursuant to the Hammerhead Share Award Plan to the extent of any Hammerhead Common Shares which have not been issued from treasury in respect of any such Hammerhead RSUs.

Share Award Terms

The term during which a Hammerhead RSU may be outstanding shall, subject to the provisions of the Hammerhead Share Award Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Hammerhead Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction.

In addition, unless otherwise determined by the Hammerhead Board or the Committee, or unless Hammerhead and a Participant agree otherwise in a written agreement (including an employment or consulting agreement), each Hammerhead RSU shall provide that if a Participant shall cease to be a director, officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HHR Group for any reason whatsoever (other than death or retirement) including, without limitation, resignation or involuntary termination (with or without cause), as determined by the Hammerhead Board in its sole discretion, before all of Hammerhead RSUs credited to the Participant's Account have vested, have been exercised or are forfeited pursuant to any other provision hereof: (a) such Participant shall cease to be a Participant as of the Cessation Date; (b) the former Participant shall forfeit all unvested Hammerhead RSUs in the Participant's Account effective as at the Cessation Date; (c) any underlying Hammerhead Common Shares corresponding to any vested Hammerhead RSUs that have not been exercised on the Cessation Date shall be exercised by the former Participant within 90 days of the Cessation Date in accordance with Hammerhead Share Award Plan; and (d) the former Participant shall not be entitled to any further distribution of Hammerhead Common Shares or any payment from the Hammerhead Share Award Plan.

Notwithstanding the preceding paragraph or anything else contained in the Hammerhead Share Award Plan to the contrary, unless otherwise determined by the Hammerhead Board or the Committee, or unless Hammerhead and a Participant agree otherwise in a written agreement (including an employment or consulting agreement), if a Participant shall cease to be an officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HHR Group due to the death of the Participant, any unvested Hammerhead RSUs in the deceased Participant's Account effective as at the time of the Participant's death shall be deemed to have vested immediately prior to the Cessation Date with the result that the deceased Participant shall not forfeit any unvested Hammerhead RSUs and any underlying Hammerhead Common Shares corresponding to any such vested Hammerhead RSUs that have not been exercised shall be exercised by the legal representative of the deceased former Participant's estate within 12 months of the Cessation Date in accordance with Hammerhead Share Award Plan.

Delivery of Shares by Hammerhead

Hammerhead shall, as soon as practicable after the vesting and exercise of any Hammerhead RSUs granted under the Hammerhead Share Award Plan, issue from treasury to the Participant the number of Hammerhead Common Shares required to be delivered upon the vesting and exercise of such Participant's Hammerhead RSUs. Hammerhead shall register and deliver certificates for such Hammerhead Common Shares to the Participant by first class insured mail, unless Hammerhead shall have received alternative instructions from the Participant acceptable to Hammerhead for the registration and/or delivery of the certificates. The Participant shall exercise any vested Hammerhead RSUs by: (i) delivering to Hammerhead a notice of exercise in writing, in such form as may be approved by the Hammerhead Board or the Committee from time to time, signed by the Participant and stating the Participant's intention to exercise a particular Hammerhead RSUs together with payment of the exercise price of $0.01 per Hammerhead RSU so exercised; and (ii) if the vested Hammerhead RSUs are being exercised by the legal representative of a deceased former Participant's estate, providing Hammerhead with satisfactory evidence of the Participant's death. Upon receipt of the exercise notice, aggregate exercise price and evidence of the Participant's death (if applicable), Hammerhead shall cause the Hammerhead Common Shares in respect of which Hammerhead RSUs has been exercised to be issued.

Surrender Offer

A Participant may make an offer (the "Surrender Offer") to Hammerhead, at any time, for the disposition and surrender by the Participant to Hammerhead (and the termination thereof) of any of Hammerhead RSUs granted hereunder that have vested for an amount (not to exceed the Fair Market Value of the Hammerhead Common Shares less the exercise price of Hammerhead RSUs) specified in the Surrender Offer by the Participant, and Hammerhead may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, Hammerhead RSUs in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Participant any further rights thereunder upon payment of the amount (less all taxes and other amounts required by law to by withheld by Hammerhead) of the Surrender Offer agreed to by Hammerhead and the Participant.

Notwithstanding the preceding paragraphs or anything else contained in the Hammerhead Share Option Plan to the contrary, unless otherwise determined by the Hammerhead Board or the Committee, or unless Hammerhead and a Participant agree otherwise in a written agreement (including an employment or consulting agreement or a retirement agreement), and subject to the terms of any retirement agreement entered into by the Participant with Hammerhead, each Hammerhead RSU shall provide that if a Participant shall cease to be an officer of or be in the employ of, any of the entities comprising the HHR Group due to the Participant's retirement before all of Hammerhead RSUs credited to the Participant's Account have vested, have been exercised or are forfeited pursuant to any other provision hereof: (a) such Participant shall cease to be a Participant as of the Cessation Date; (b) the former Participant shall forfeit all unvested Hammerhead RSUs in the Participant's Account effective as at the Cessation Date; (c) any underlying Hammerhead Common Shares corresponding to any vested Hammerhead RSUs that have not been exercised on the Cessation Date shall be exercised by the former Participant within 12 months of the Cessation Date in accordance with the Hammerhead Share Award Plan; and (d) the former Participant shall not be entitled to any further distribution of Hammerhead Common Shares or any payment from the Hammerhead Share Award Plan.

Where the expiry date of a Hammerhead RSU occurs on a date when a Participant is subject to a Black-Out Period, such expiry date shall be extended to a date which is within seven business days following the end of such Black-Out Period (or such longer period as approved by the Hammerhead Board or the Committee).

The Hammerhead Share Award Plan does not confer upon a Participant any right with respect to continuation of employment by or service provision to any of the entities comprising the HHR Group, nor does it interfere in any way with the right of the Participant or any of the entities comprising the HHR Group to terminate the Participant's employment or service provision at any time.

Alterations of Shares

In the event: (a) of any change in the Hammerhead Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Hammerhead Common Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Hammerhead Common Shares are converted into or exchangeable for any other securities or property; then the Hammerhead Board may make such adjustments to the Hammerhead Share Award Plan, to any Hammerhead RSUs outstanding under the Hammerhead Share Award Plan as the Hammerhead Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder and/or to provide for the Participants to receive and accept such other securities or property in lieu of Hammerhead Common Shares, and the Participants shall be bound by any such determination.

No adjustment shall be made with respect to the issue of Hammerhead Common Shares being made pursuant to or in connection with: (a) any share option plan or share purchase plan, including the Hammerhead Share Award Plan and the Hammerhead Share Option Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of Hammerhead; (b) the issuance of additional Hammerhead Common Shares pursuant to a public offering or private placement by Hammerhead or a take-over bid or other acquisition made by Hammerhead for the securities of another entity; or (c) upon exercise or vesting of any convertible securities of Hammerhead outstanding from time to time.

Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which the paragraph below applies, if Hammerhead enters into any transaction or series of transactions whereby Hammerhead or All or Substantially All of the Assets would become the property of any other trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction Hammerhead and the Successor will execute such instruments and do such things as the Hammerhead Board or the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of Hammerhead under the Hammerhead Share Award Plan on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of Hammerhead under the Hammerhead Share Award Plan with the same effect as though the Successor had been named as Hammerhead herein and therein and thereafter, Hammerhead shall be relieved of all obligations and covenants under the Hammerhead Share Award Plan and the obligation of Hammerhead to the Participants in respect of Hammerhead RSUs shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Hammerhead Common Shares upon vesting of Hammerhead RSUs.

Change of Control

Notwithstanding any other provision in the Hammerhead Share Award Plan but subject to any provision to the contrary contained in a written agreement (such as an agreement of employment) between Hammerhead and a Participant, if there takes place a Change of Control, all issued and outstanding Hammerhead RSUs shall vest (whether or not then vested) and be exercisable immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control or at such earlier time as may be established by the Hammerhead Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

Amendment or Discontinuance of the Hammerhead Share Award Plan

The Hammerhead Board may amend or discontinue the Hammerhead Share Award Plan and any Hammerhead RSU granted thereunder at any time without the approval of the shareholders of Hammerhead or any Participant whose Hammerhead RSU is amended or terminated, provided that no amendment to the Hammerhead Share Award Plan or Hammerhead RSUs granted pursuant to the Hammerhead Share Award Plan may be made without the consent of the Participant, if it adversely alters or impairs any Hammerhead RSU previously granted to such Participant under the Hammerhead Share Award Plan.

Notwithstanding the foregoing, the Hammerhead Board may amend or terminate the Hammerhead Common Share Award Plan or any outstanding Hammerhead RSU granted hereunder at any time without the approval of the shareholders of Hammerhead or any Participant whose Hammerhead RSU is amended or terminated, in order to conform the Hammerhead Share Award Plan or such Hammerhead RSU, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Hammerhead RSU previously granted.

Without limiting the foregoing, the Hammerhead Board may correct any defect or supply any omission or reconcile any inconsistency in the Hammerhead Share Award Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to the Hammerhead Share Award Plan, and may make such determinations as it deems necessary or desirable for the administration of the Hammerhead Share Award Plan.

On termination of the Hammerhead Share Award Plan, any outstanding Hammerhead RSUs under the Hammerhead Share Award Plan shall immediately vest and the number of Hammerhead Common Shares corresponding to such Hammerhead RSUs shall be delivered to the Participants in accordance with and upon compliance with the Hammerhead Share Award Plan. The Hammerhead Share Award Plan will finally cease to operate for all purposes when: (i) the last remaining Participant receives delivery of all Hammerhead Common Shares corresponding to all Hammerhead RSUs credited to the Participant's Account; or (ii) all unexercised Hammerhead RSUs expire in accordance with the terms of the Hammerhead Share Award Plan.

Legacy Share Award Plan

Defined Terms

In this description of the Legacy Share Award Plan, the abbreviations and terms set forth below have the following meanings:

 "Account" means an account maintained by the Company for each Participant and which will be credited with Share Awards in accordance with the terms of the Legacy Share Award Plan.

 "All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion.

 "Arrangement" means the arrangement involving Hammerhead, NewCo, DCRD, AmalCo, the securityholders of Hammerhead, the securityholders of NewCo, the securityholders of DCRD and the securityholders of AmalCo.

 "associate" and "affiliate" each have the meaning ascribed thereto in MI 62-104, as amended from time to time.

 "Award Date" means the date or dates on which an award of Share Awards is made to a Participant.

 "Black-Out Period" means the period of time, if any, when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Participant that holds a Share Award.

 "Board" means the board of directors of the Company as constituted from time to time.

 "Cessation Date" means the date that is the earlier of: (i) the effective date of the Service Provider's termination, resignation, death or retirement, as the case may be; and (ii) the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider's position or job, regardless of whether adequate, legal or  proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider, and the Cessation Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any application laws.

 "Court" means the Alberta Court of King's Bench.

 "Dividend Equivalent" means a bookkeeping entry whereby each Share Award is credited with the equivalent amount of the dividend paid on a Share.

 "Dividend Market Value" means the Fair Market Value per Share on the dividend record date.

 "Exchange" means the stock exchange(s), if any, on which the Shares are listed and posted for trading.

 "Exercise" means the exercise of Share Awards granted to a Participant pursuant to the Legacy Share Award Plan.

 "Fair Market Value" with respect to a Share, as at any date, means the volume weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said stock exchange immediately preceding such date.  In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion.

 "Final Order" means the final order of the Court dated February 3, 2023 in respect of the Arrangement.

 "HEI Group" means, collectively, the Company, any entity that is a Subsidiary of the Company from time to time, and any other entity designated by the Board from time to time as a member of the HEI Group for the purposes of the Legacy Share Award Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities).

 "Incumbent Directors" means any member of the Board who was a member of the Board at the effective date of the Legacy Share Award Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

 "Insider" has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual.

 "MI 62-104" means Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended from time to time.

 "Participant" means a Service Provider determined to be eligible to participate in the Legacy Share Award Plan and, where applicable, a former Service Provider deemed eligible to continue to participate in the Legacy Share Award Plan.

 "Plan of Arrangement" means the Plan of Arrangement attached to the Final Order.

 "Service Provider" means a director, officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group.

 "Share" means a Class A common share of the Company.

 "Share Award" means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants' Accounts (also defined within this Canadian Prospectus as a Legacy RSU).

 "Subsidiary" has the meaning ascribed there in the Securities Act (Alberta).

 "TSX" means the Toronto Stock Exchange.

 Purpose and Administration

 The purpose of the Legacy Share Award Plan is to provide for the issuance of Share Awards pursuant to the Plan of Arrangement and to: (a) aid in retaining and motivating certain directors, officers, employees and other eligible Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Share Awards to acquire an increased proprietary interest in the Company; (b) more closely align their interests with those of the Company's shareholders; (c) focus such Service Providers on operating and financial performance and long-term shareholder value; and (d) motivate and reward for their performance and contributions to the Company's long-term success.

 The Legacy Share Award Plan shall be administered by the Board. Notwithstanding the foregoing, to the extent permitted by applicable law, Board may, from time to time, delegate to a committee (the "Committee") of Board all or any of the powers conferred on Board under the Equity Incentive Award Plan (as defined below). In such event, the Committee will exercise the powers delegated to it by Board in the manner and on the terms authorized by Board. Board or the Committee may delegate or sub-delegate to any director or officer of the Company the whole or any part of the administration of the Equity Incentive Award Plan and shall determine the scope of such delegation or sub-delegation in its sole discretion.

 Granting of Legacy Awards

 An award of Share Awards pursuant to the Legacy Share Award Plan will be made and the number of such Share Awards awarded will be credited to each Participant's Account, effective as of the Award Date. The number of Share Awards to be credited to each Participant's Account shall be determined by Board, or the Committee delegated by Board to do so, each in its sole discretion.

 Credits for Dividends

 A Participant's Account shall be credited with a Dividend Equivalent in the form of additional Share Awards only if Board, in its sole discretion, so determines. Such Dividend Equivalent, if any, shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of Share Awards recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places.

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

 Share Award Terms

 The term during which a Share Award may be outstanding shall, subject to the provisions of the Legacy Share Award Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction.

 In addition, unless otherwise determined by the Board or the Committee, or unless the Company and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement), each Share Award shall provide that if a Participant shall cease to be a director, officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HEI Group for any reason whatsoever (other than death or retirement) including, without limitation, resignation or involuntary termination (with or without cause), as determined by the Board in its sole discretion, before all of the Share Awards credited to the Participant's Account have been Exercised or are forfeited pursuant to any other provision hereof: (a) such Participant shall cease to be a Participant as of the Cessation Date; (b) any underlying Shares corresponding to any Share Awards that have not been Exercised on the Cessation Date shall be Exercised by the former Participant within 90 days of the Cessation Date in accordance with the Legacy Share Award Plan; and (c) the former Participant shall not be entitled to any further distribution of Shares or any payment from the Legacy Share Award Plan.

 Notwithstanding the preceding paragraph or anything else contained in the Legacy Share Award Plan to the contrary, unless otherwise determined by the Board or the Committee, or unless the Company and a Participant agree otherwise in a Share Award Agreement or other written agreement (including an employment or consulting agreement), if a Participant shall cease to be an officer of or be in the employ of, or a consultant or other Service Provider to, any of the entities comprising the HEI Group due to the death of the Participant, any underlying Shares corresponding to any Share Awards that have not been exercised shall be exercised by the legal representative of the deceased former Participant's estate within 12 months of the Cessation Date in accordance with the Legacy Share Award Plan.

Delivery of Shares by the Company

 The Company shall, as soon as practicable after the exercise of any Share Awards granted under the Legacy Share Award Plan, issue from treasury to the Participant the number of Shares required to be delivered upon the exercise of such Participant's Share Awards; provided, however, that, with the consent of the Participant, in lieu of issuing Shares from treasury the Company may satisfy its obligation to deliver Shares to the Participant upon the exercise of such Participant's Share Awards by delivering Shares from the Hammerhead Employee Benefit Trust. The Company shall register and deliver certificates for such Shares to the Participant by first class insured mail, unless the Company shall have received alternative instructions from the Participant acceptable to the Company for the registration and/or delivery of the certificates. The Participant shall exercise any Share Awards by: (i) delivering to the Company a notice of exercise in writing, in such form as may be approved by the Board or the Committee from time to time, signed by the Participant and stating the Participant's intention to exercise a particular Share Award together with payment of the exercise price of C$0.16 per Share Award so exercised; and (ii) if the Share Awards are being exercised by the legal representative of a deceased former Participant's estate, providing the Company with satisfactory evidence of the Participant's death. Upon receipt of the exercise notice, aggregate exercise price and evidence of the Participant's death (if applicable), the Company shall cause the Shares in respect of which the Share Award has been Exercised to be issued or delivered as provided above.

Surrender Offer

 A Participant may make an offer (the "Surrender Offer") to the Company, at any time, for the disposition and surrender by the Participant to the Company (and the termination thereof) of any of the Share Awards granted thereunder for an amount (not to exceed the Fair Market Value of the Shares less the exercise price of the Share Award) specified in the Surrender Offer by the Participant, and the Company may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  If the Surrender Offer, either as made or as renegotiated, is accepted, the Share Awards in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Participant any further rights thereunder upon payment of the amount (less all taxes and other amounts required by law to by withheld by the Company) of the Surrender Offer agreed to by the Company and the Participant.

Alterations of Shares

 In the event: (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Legacy Share Award Plan, to any Share Awards and to any Share Award Agreements outstanding under the Legacy Share Award Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants thereunder and/or to provide for the Participants to receive and accept such other securities or property in lieu of Shares, and the Participants shall be bound by any such determination.

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

 Merger and Sale, etc.

 Except in the case of a transaction that is a Change of Control and to which the paragraph below applies, if the Company enters into any transaction or series of transactions whereby the Company or All or Substantially All of the Assets would become the property of any other trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Company and the Successor will execute such instruments and do such things as the Board or the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Company under the Legacy Share Award Plan and the Share Award Agreements outstanding on consummation of such transaction.  Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Legacy Share Award Plan and Share Award Agreements with the same effect as though the Successor had been named as the Company in the Legacy Share Award Plan and therein and thereafter, the Company shall be relieved of all obligations and covenants under the Legacy Share Award Plan and such Share Award Agreements and the obligation of the Company to the Participants in respect of the Share Awards shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Shares upon the Exercise of the Share Awards.

 Change of Control

 Notwithstanding any other provision in the Legacy Share Award Plan but subject to any provision to the contrary contained in a Share Award Agreement or other written agreement (such as an agreement of employment) between the Company and a Participant, if there takes place a Change of Control, all issued and outstanding Share Awards shall terminate on the 90th day after the occurrence of such Change of Control or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

 Amendment or Discontinuance of the Legacy Share Award Plan

 Board may amend or discontinue the Legacy Share Award Plan and any Share Award granted thereunder at any time without the approval of the shareholders of the Company or any Participant whose Share Award is amended or terminated, provided that no amendment to the Equity Incentive Award Plan or Share Awards granted pursuant to the Equity Incentive Award Plan may be made without the consent of the Participant, if it adversely alters or impairs any Share Award previously granted to such Participant under the Equity Incentive Award Plan.

 The Board may, subject to any required approval of any Exchange, amend or discontinue the Legacy Share Award Plan and any Share Award granted thereunder at any time without the approval of the shareholders of the Company or any Participant whose Share Award is amended or terminated, provided that, no amendment to the Legacy Share Award Plan or Share Awards granted pursuant to the Legacy Share Award Plan may be made without the consent of the Participant, if it adversely alters or impairs any Share Award previously granted to such Participant under the Legacy Share Award Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a "housekeeping nature" nature, including, without limitation, amending the wording of any provision of the Legacy Share Award Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Legacy Share Award Plan that is inconsistent with any other provision of the Legacy Share Award Plan, correcting grammatical or typographical errors and amending the definitions contained within the Legacy Share Award Plan respecting the administration of the Legacy Share Award Plan; (b) amending Share Awards under the Legacy Share Award Plan , including with respect to the expiry date (provided that such Share Award is not held by an Insider) and effect of termination of a Participant's employment or cessation of the Participant's service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the Legacy Share Award Plan or any outstanding Share Award granted thereunder may not be amended without shareholder approval to:

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

Notwithstanding the foregoing, Board may amend or terminate the Legacy Share Award Plan or any outstanding Share Award granted thereunder at any time without the approval of the shareholders of the Company or any Participant whose Share Award is amended or terminated, in order to conform the Legacy Share Award Plan or such Share Award, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Share Award previously granted.

Without limiting the foregoing, Board may correct any defect or supply any omission or reconcile any inconsistency in the Equity Incentive Award Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to the Legacy Share Award Plan, and may make such determinations as it deems necessary or desirable for the administration of the Legacy Share Award Plan.

On termination of the Legacy Share Award Plan, any outstanding Share Awards under the Legacy Share Award Plan shall immediately vest and the number of Shares corresponding to such Share Awards shall be delivered to the Participants in accordance with and upon compliance with the Legacy Share Award Plan. The Legacy Share Award Plan will finally cease to operate for all purposes when: (i) the last remaining Participant receives delivery of all Shares corresponding to all Share Awards credited to the Participant's Account; or (ii) all unexercised Share Awards expire in accordance with the terms of the Legacy Share Award Plan.

Legacy Share Option Plan

Terms of Legacy Share Option Plan

Defined Terms

In this description of the Legacy Share Option Plan, the abbreviations and terms set forth below have the following meanings:

"All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion.

"Arrangement" means the arrangement involving Hammerhead, NewCo, DCRD, AmalCo, the securityholders of Hammerhead, the securityholders of NewCo, the securityholders of DCRD and the securityholders of AmalCo.

"Black-Out Period" means the period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of a Legacy Option.

"Change of Control" means: (i) a successful takeover bid; or (ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Company which results in: (I) a person or group of persons "acting jointly or in concert" within the meaning of National Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended from time to time; or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Company; and (B) members of Board who are members of Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of Board at any time within sixty days of such change; or (iii) Incumbent Directors no longer constituting a majority of Board; (iv) the winding up of the Company or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Company within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other security holdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Company for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Company and its subsidiaries, on a consolidated basis, as determined in accordance with the Legacy Share Option Plan; or (v) any determination by a majority of Board that a "Change of Control" has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Legacy Share Option Plan.

"Current Market Price" means, as at any date when the Current Market Price is to be determined, the volume weighted average trading price per Common Share on the TSX, or, if the Common Shares are not listed on the TSX, on any stock exchange in Canada or the United States on which the Common Shares are then listed, for the last five (5) trading days immediately prior to the date of determination, or if the Common Shares are not listed upon any stock exchange in Canada or the United States, the Current Market Price shall be determined by the Board of Directors acting reasonably.

"Exchange" means the stock exchange(s), if any, on which Common Shares are listed and posted for trading and, if Common Shares are listed on more than one stock exchange, such stock exchange as may be selected for such purpose by Board.

"Fair Market Value" with respect to a Common Share, as at any date, means the volume weighted average of the prices at which Common Shares traded on the Exchange (or, if Common Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of Common Shares occurs) for the five (5) trading days on which Common Shares traded on the said stock exchange immediately preceding such date.  In the event that Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of Common Shares as determined by Board in its sole discretion.

"Final Order" means the final order of the Court dated February 3, 2023 in respect of the Arrangement.

"HEI Group" means, collectively, the Company, any entity that is a Subsidiary of the Company from time to time, including, without limitation, any entity designated by the Board from time to time as a member of the HEI Group for the purposes of the Legacy Share Option Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities) provided, however, that with respect to any Optionee that is subject to United States federal income taxation, such entity is a "service recipient" within the meaning of Code Section 409A with respect to such Optionee.

"Incumbent Directors" means any member of Board who was a member of Board at the effective date of the Legacy Share Option Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of Board, including a majority of the Incumbent Directors then on Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

"Insider" has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual.

"In-the-Money Value" means the amount by which the Current Market Price on the Pricing Date exceeds the exercise price of the applicable Legacy Options, multiplied by the number of Common Shares related to the applicable Legacy Options.

"Optionee" means a holder of Legacy Options.

 "Plan of Arrangement" means the Plan of Arrangement attached to the Final Order.

"Pricing Date" means the date the Company receives notice from an Optionee that has elected to exercise a vested Legacy Option by surrendering such Legacy Option in exchange for the In-the-Money Value of Legacy Option in lieu of purchasing the number of Common Shares then issuable on the exercise of the vested Legacy Option subject to the provisions of the Legacy Share Option Plan and if permitted by the Committee.

"Service Provider" means an officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group.

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

The Legacy Share Option Plan is administered by a committee of Board appointed from time to time by Board to administer the Legacy Share Option Plan or, if no such committee is appointed, Board (the "Committee") pursuant to any rules of procedure that may be fixed by Board.

Granting of Legacy Options

Subject to the Plan of Arrangement, the Committee may from time to time designate officers, directors and employees of, and other eligible Service Providers to, the HEI Group to whom Legacy Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in the Legacy Share Option Plan.

Limitations to the Legacy Share Option Plan

Notwithstanding any other provision of the Legacy Share Option Plan the maximum number of Common Shares issuable on exercise of outstanding Legacy Options at any time shall be limited to 671,539.

Legacy Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall not result in Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Legacy Options pursuant to the Legacy Share Option Plan.

No one Service Provider may be granted any Legacy Option which, together with all Legacy Options then held by such Optionee, would entitle or enable such Optionee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis. In addition: (i) the number of Common Shares issuable to Insiders at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares. For this purpose, "security based compensation arrangements" has the meaning ascribed thereto in Part VI of the TSX Company Manual.

Vesting

All Legacy Options issued pursuant to the Plan of Arrangement shall be fully vested and exercisable on issuance and shall not be subject to any vesting restrictions.

Legacy Option Price

Subject to the Plan of Arrangement, the exercise price of Legacy Options granted under the Legacy Share Option Plan shall be fixed by the Committee when such Legacy Options are granted, provided that the exercise price of Legacy Options shall not be less than such minimum price as may be required by the stock exchange, if any, on which the Common Shares are listed at the time of grant.

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

(c) if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group by reason of termination for cause, the Legacy Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); and

(d) if the Optionee shall no longer be an officer of or be in the employ of any of the entities comprising of the HEI Group due to the Optionee's retirement, the Legacy Option shall terminate twelve months following the date that the Optionee ceases to be an officer of or be in the employ of any of the entities in the HEI Group;

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of Common Shares that may be acquired on exercise of Legacy Options held by such Optionee (or his or her heirs or successors), whether or not previously vested, and the vesting of all such Legacy Options shall be accelerated on the date of death for such purpose; and (ii) in any case other than death or termination for cause, shall be the number of Common Shares which the Optionee was entitled to purchase on the date the Optionee ceased to be an officer, director, employee, consultant or other Service Provider, as the case may be.  In the event of termination for cause, all of Common Shares optioned, whether vested or unvested, shall be forfeited.

If any Legacy Options may not be exercised due to any Black-Out Period at any time within the three-business day period prior to the normal expiry date of such Legacy Options (the "Restricted Options"), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange and approved by the Committee).

Cashless Exercise

Subject to the provisions of the Legacy Share Option Plan, if permitted by the Committee, an Optionee may elect to exercise a vested Legacy Option by surrendering such Legacy Option in exchange for the In-the-Money Value of Legacy Option in lieu of purchasing the number of Common Shares then issuable on the exercise of the vested Legacy Option. If the Optionee so elects to exercise Legacy Option, the Optionee shall be entitled to payment of the In-the-Money Value of the vested Legacy Option determined as of the Pricing Date. The In-the-Money Value shall be paid in Common Shares issued from treasury with the number of Common Shares issuable being equal to the number obtained by dividing the In-the-Money Value of Legacy Options in respect of which such election is made by the Current Market Price on the Pricing Date.

Surrender Offer

A Optionee may make an offer (the "Surrender Offer") to the Company, at any time, for the disposition and surrender by the Optionee to the Company (and the termination thereof) of any of Legacy Options granted under the Legacy Share Option Plan for an amount (not to exceed the Fair Market Value of Common Shares less the exercise price of Legacy Options) specified in the Surrender Offer by the Optionee, and the Company may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, Legacy Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Company to the Optionee.  The Company may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee, provided that the Company shall be under no obligation, express or implied, to make such election.

Alterations in Shares

In the event: (a) of any change in Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Common Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, Common Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Legacy Share Option Plan, to any Legacy Options and to any agreements for Legacy Options outstanding under the Legacy Share Option Plan, and make such amendments to any agreements for Legacy Options outstanding under the Legacy Share Option Plan, as Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees thereunder and/or to provide for the Optionees to receive and accept such other securities or property in lieu of Common Shares, and the Optionees shall be bound by any such determination.

For greater certainty, and notwithstanding anything to the contrary to the foregoing paragraph, no adjustment shall be made in accordance with respect to the issue of Common Shares being made pursuant to or in connection with (i) any share option plan or share purchase plan, including the Legacy Share Option Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of the Company, or (ii) the issuance of additional Common Shares pursuant to a public offering or private placement by the Company or a take-over bid or tender offer made by the Company for the securities of another entity.

Provisions Related to Merger/Sale etc.

Except in the case of a transaction that is a Change of Control and to which accelerated vesting and termination of Legacy Options applies, if the Company enters into any transaction or series of transactions whereby the Company or All or Substantially All of the Assets would become the property of another trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction, the Company and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Company under the Legacy Share Option Plan outstanding on consummation of such transaction.  Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Legacy Share Option Plan with the same effect as though the Successor had been named as the Company therein and thereafter, the Company shall be relieved of all obligations and covenants under the Legacy Share Option Plan and the obligation of the Company to the Optionees in respect of Legacy Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of Legacy Options.

Termination of Option

Notwithstanding any other provision in the Legacy Share Option Plan or the terms of any option agreement, if there takes place a Change of Control, all issued and outstanding Legacy Options shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Amendments

The Committee may, subject to any required approval of any Exchange, amend or discontinue the Legacy Share Option Plan and Legacy Options granted thereunder at any time without the approval of the shareholders of the Company or any Optionee whose Legacy Option is amended or terminated, provided that, subject to the terms of the Legacy Share Option Plan, no amendment to the Legacy Share Option Plan or Legacy Options granted pursuant to the Legacy Share Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Legacy Option previously granted to such Optionee under the Legacy Share Option Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a "housekeeping nature" nature, including, without limitation, amending the wording of any provision of the Legacy Share Option Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Legacy Share Option Plan that is inconsistent with any other provision of the Legacy Share Option Plan, correcting grammatical or typographical errors and amending the definitions contained within the Legacy Share Option Plan respecting the administration of the Legacy Share Option Plan; (b) amending Legacy Options under the Legacy Share Option Plan, including with respect to the expiry date (provided that the term of the Legacy Option does not exceed fifteen years from the date the Legacy Option is granted and that such Legacy Option is not held by an Insider) and effect of termination of a Optionee's employment or cessation of the Optionee's service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the Legacy Share Option Plan or any outstanding Legacy Option granted thereunder may not be amended without shareholder approval to:

(a) permit Legacy Options to be issued other than pursuant to the Plan of Arrangement;

(b) increase the number of Common Shares reserved for issuance pursuant to Legacy Options in excess of the limit prescribed in the Legacy Share Option Plan;

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

The following table sets forth the aggregate number of outstanding Legacy Options and Legacy RSUs that were outstanding under the Legacy Plans upon completion of the Business Combination.

Group (Number in Group)	Common Shares Under Legacy Options (#)	Exercise Price per Common Share (C$)	Expiration Date	Common Shares Under Legacy RSUs (#)	Exercise Price per Common Share (C$)	Expiration Date
Executive Officers of the Company(1)	382,851	7.83	December 31, 2025 - December 31, 2030	2,740,248	0.16	December 31, 2025 - April 1, 2027
Directors of the Company (other than those who are also Executive Officers of the Company)(2)	-	-	-	29,394	0.16	December 22, 2025 - December 31, 2026

Group (Number in Group)	Common Shares Under Legacy Options (#)	Exercise Price per Common Share (C$)	Expiration Date	Common Shares Under Legacy RSUs (#)	Exercise Price per Common Share (C$)	Expiration Date
Employees of the Company, excluding Executive Officers of the Company(3)	286,771	7.83	December 31, 2025 - December 31, 2030	2,559,018	0.16	December 31, 2025 - October 11, 2027
Consultants of the Company, excluding Executive Officers of the Company(4)	1,917	7.83	December 31, 2025 - April 1, 2028	1,278	0.16	December 31, 2025
TOTAL	671,539	-	-	5,329,938	-	-

Notes:

(1) There are 5 individuals in this group.

(2) There are 2 individuals in this group.

(3) There are 47 individuals that hold Legacy Options and 83 individuals that hold Legacy RSUs in this group.

(4) There is one individual that holds Legacy Options and 2 individuals that hold Legacy RSUs in this group.

In connection with the Business Combination, the Company adopted an equity incentive award plan (the "Equity Incentive Award Plan") and an equity incentive share option plan (the "Share Option Plan" and together with the Equity Incentive Award Plan, the "Equity Incentive Plans") in order to facilitate the grant of equity incentive awards to directors, employees (including executive officers) and consultants of the Company and certain of its affiliates and to enable the Company to obtain and retain the services of these individuals, which is essential to the Company's long-term success. A third party compensation consulting advisor was engaged to review executive and director compensation plans including the Equity Incentive Plans. The Equity Incentive Plans became effective immediately following the SPAC Amalgamation Effective Time, and are, along with any grants made thereunder, subject to the ratification by the Company's shareholders at the Company's annual general meeting to be held in 2023. The relevant terms of the incentive plans are summarized below.

Equity Incentive Award Plan

Defined Terms

In this description of the Equity Incentive Award Plan, the abbreviations and terms set forth below have the following meanings:

"All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion.

"Award" means an Incentive Award or a Share Award, as applicable.

"Award Agreement" means an Incentive Award Agreement or a Share Award Agreement, as applicable.

"Black-Out Period" means the period of time, if any, when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any Participant that holds an Award.

"Board" means the board of directors of the Company as constituted from time to time.

"Change of Control" means:

(a) a successfully completed takeover bid; and (B) members of the Board who are members of the Board immediately prior to the earlier of the commencement of such takeover bid and the first public announcement of such takeover bid cease to constitute a majority of the Board at any time within sixty days of the successful completion of such takeover bid; or

(b) any change in the beneficial ownership or control of the outstanding securities or other interests of the Company which results in: (I) a person or group of persons "acting jointly or in concert" (within the meaning of MI 62-104); or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Company; and (B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(c) Incumbent Directors no longer constituting a majority of the Board; or

(d) the winding up of the Company or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Company within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Company for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined in accordance with the terms of the Equity Incentive Award Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question and any such determination shall be binding and conclusive for all purposes of the Equity Incentive Award Plan.

"Dividend" means any dividend, return of capital or special distribution paid by the Company in respect of the Shares, whether in the form of cash or Shares or other securities or other property, expressed as an amount per Share.

"Exchange" means the stock exchange(s), if any, on which the Shares are listed and posted for trading.

"Exercise Date" means the day upon which the Company receives an Exercise Notice from a Participant of exercise of all or a portion of the Share Awards held by such Participant in respect of which the Vesting Date has occurred or, failing receipt of an Exercise Notice, the day immediately prior to the Expiry Date of such vested Share Awards.

"Exercise Notice" means a notice in writing to the Company respecting the exercise of Share Awards in respect of which the Vesting Date has occurred in the form approved by the Committee from time to time, duly executed by a Participant.

"Expiry Date" means: (i) in the case of Share Awards, the fifth anniversary of the grant date of the Restricted Award or the Performance Award, as applicable, or such other date as determined by the Committee in its sole discretion, provided that in no circumstances shall the Expiry Date exceed ten (10) years from the applicable grant date; and (ii) in the case of Incentive Awards, December 15th of the third year following the year in which the Incentive Award was granted.

"Fair Market Value" with respect to a Share, as at any date, means the volume weighted average of the prices at which the Shares traded on the Exchange (or, if the Shares are then listed and posted for trading on more than one Exchange, on such Exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said Exchange immediately preceding such date.  In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith.  If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith.

"HEI Group" means, collectively, the Company and any entity that is a Subsidiary of the Company from time to time (and, for greater certainty, including any successor entity of any of the aforementioned entities).

"Incentive Award" means a Restricted Award or Performance Award made pursuant to the Equity Incentive Award Plan and designated as an Incentive Award.

"Incentive Award Value" means, with respect to any Incentive Awards, an amount equal to the number of Incentive Awards, as such number may be adjusted in accordance with the terms of the Equity Incentive Award Plan, multiplied by the Fair Market Value of the Shares.

"Incumbent Directors" means any member of the Board who was a member of the Board at the effective date of the Equity Incentive Award Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

"Participants" mean Service Providers to whom Awards may be granted.

"Performance Award" means (i) an Incentive Award under the Equity Incentive Award Plan designated as a "Performance Award" in the Incentive Award Agreement pertaining thereto, for which payment shall be made following the Vesting Date(s) thereof, or (ii) an award of Shares under the Equity Incentive Award Plan designated as a "Performance Award" in the Share Award Agreement pertaining thereto, which Shares shall be issued following the Exercise Date(s) thereof.

"Restricted Award" means (i) an Incentive Award under the Equity Incentive Award Plan  designated as a "Restricted Award" in the Incentive Award Agreement pertaining thereto, for which payment shall be made following the Vesting Date(s) thereof or (ii) an award of Shares under the Equity Incentive Award Plan designated as a "Restricted Award" in the Share Award Agreement pertaining thereto, which Shares shall be issued following the Exercise Date(s) thereof.

"Service Providers" means persons who are employees or officers of the Company or a member of the HEI Group or who are consultants or other service providers to the Company or a member of the HEI Group.

"Share" means a Class A common share of the Company, or, in the event of an adjustment contemplated in the Equity Incentive Award Plan, such other shares to which a Participant may be entitled upon the exercise or settlement of a Share Award or Incentive Award,  as applicable, as a result of such adjustment.

"Share Award" means a Restricted Award or Performance Award made and designated as a Share Award pursuant to the Equity Incentive Award Plan.

"Shareholder" means a holder of Shares.

"Subsidiary" has the meaning ascribed there in the Securities Act (Alberta).

"takeover bid" means a "take-over bid" as defined in MI 62-104 or tender offer, pursuant to which the "offeror" would as a result of such takeover bid or tender offer, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other security holdings, as the case may be, in the offeror and the constitution of the board of directors or similar body of the offeror is such that the take-over bid or tender offer would not be considered a "Change of Control").

"TSX" means the Toronto Stock Exchange.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

"Vesting Date" means, (i) with respect to any Incentive Award, the date upon which the Incentive Award Value to which the Participant is entitled pursuant to such Incentive Award shall irrevocably vest and become irrevocably payable by the Company to the Participant in accordance with the terms hereof, and (ii) with respect to any Share Award, the date upon which Shares awarded thereunder shall become issuable to the Participant of such Share Award in accordance with the terms hereof.

Purpose and Administration

The principal purposes of the Equity Incentive Award Plan are to: (a) aid in attracting, retaining and motivating qualified Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Awards to acquire an increased proprietary interest in the Company; (b) more closely align such Service Providers' interests with those of the Company's shareholders; (c) focus such Service Providers on operating and financial performance and long-term shareholder value; and (d) motivate and reward for such Service Providers' performance and contributions to the Company's long-term success.

The Equity Incentive Award Plan shall be administered by the Compensation Committee of the Board (the "Committee"), provided that the Board shall have the authority to appoint itself or another committee of the Board to administer the Equity Incentive Award Plan. In the event that the Board appoints itself or another committee of the Board to administer the Equity Incentive Award Plan, all references in the Equity Incentive Award Plan to the Committee will be deemed to be references to the Board or such other committee of the Board, as applicable.

To the extent permitted by law, the Committee may delegate or sub-delegate to one or more of its members, to any director or officer of the Company or to one or more agents all or any of the powers conferred on the Committee under the Equity Incentive Award Plan, and the Committee or any person to whom it has delegated or sub-delegated authority as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Equity Incentive Award Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to the Equity Incentive Award Plan, the Committee's decision to approve the grant of an Award in any period shall not require the Committee to approve the grant of an Award to any Service Provider in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of an Award in any period require it to approve the grant of an Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of an Award to any Service Provider solely because such Service Provider may previously have been granted an Award under the Equity Incentive Award Plan or any other similar compensation arrangement of the Company or a member of the HEI Group. There is no obligation for uniformity of treatment of Service Providers or Participants under the Equity Incentive Award Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants. No Service Provider has any claim or right to be granted an Award.

Granting of Awards

Each Award granted under the Equity Incentive Award Plan shall be subject to the terms and conditions of the Equity Incentive Award Plan and evidenced by a written agreement between the Company and the Participant (an "Incentive Award Agreement" in the case of an Incentive Award and a "Share Award Agreement" in the case of a Share Award) which agreement shall comply with, and be subject to, the requirements of the Exchange.

 Dividend Equivalents

At the discretion of the Board, the Equity Incentive Award Plan provides for cumulative adjustments to the number of Shares to be issued pursuant to Awards on each date that dividends are paid on the Shares by an amount equal to a fraction having as its numerator the amount of the dividend per Share and having as its denominator the price, expressed as an amount per Share, paid by participants in the Company's Dividend Reinvestment Plan, if any, to reinvest their dividends in additional Shares on the applicable dividend payment date, provided that if the Company has suspended the operation of such plan or does not have such a plan, then the reinvestment price shall be equal to the Fair Market Value of the Shares on the trading day immediately preceding the dividend payment date. Under the Equity Incentive Award Plan, in the case of a non-cash dividend, including Shares or other securities or property, the Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Participant and, if so provided, the form in which it shall be provided.

Vesting

Pursuant to the terms of the Equity Incentive Award Plan, the Restricted Awards and the Performance Awards shall vest at the end of their three-year terms, respectively.

Limits on Issuances

Notwithstanding any other provisions of the Equity Incentive Award Plan, the aggregate number of Shares reserved for issuance from time to time pursuant to Awards granted and outstanding thereunder at any time, and the aggregate number of Shares that may be issued pursuant to Awards granted thereunder, shall not exceed 2,826,350 Shares. This prescribed maximum may be subsequently increased to any specified amount, provided the increase is authorized by a vote of the Shareholders.

If any Award granted under the Equity Incentive Award Plan shall expire, terminate or be cancelled for any reason without the Shares issuable thereunder having been issued in full, any unissued Shares to which such Award relates shall be available for the purposes of the granting of further Awards under the Equity Incentive Award Plan.

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

Black-out Periods

If a Participant is prohibited from trading in securities of the Company as a result of the imposition by the Company of a trading blackout (a "Blackout Period") and the issue or payment date of the Shares underlying an Award held by such Participant falls within the Blackout Period, then the issue or payment date of such Shares shall be extended to the date that is seven business days following the end of such Blackout Period; provided that if the expiry date of the Awards would occur as a result of such extension, the Awards will be settled on the expiry date in cash rather than Shares.

Merger and Sale, etc.

If the Company enters into any transaction or series of transactions, other than a transaction that is a Change of Control and whereby the Company or All or Substantially All of the Assets would become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction: (a) the Company and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will have assumed the covenants and obligations of the Company under the Equity Incentive Award Plan and the Award Agreements outstanding on consummation of such transaction and such Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Equity Incentive Award Plan and such Award Agreements with the same effect as though the Successor had been named as the Company in the Equity Incentive Award Plan and therein and thereafter, the Company shall be relieved of all obligations and covenants under the Equity Incentive Award Plan and such Award Agreements and the obligation of the Company to the Participants in respect of the Awards shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire or receive Shares on the Vesting Date(s) applicable to such Awards; or (b) if the Awards (and the covenants and obligations of the Company under the Equity Incentive Award Plan and the Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Vesting Date for all Shares awarded pursuant to such Awards that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

Change of Control

In the event (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (b) that any rights are granted to all Shareholders to purchase Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities, then, in any such case, the Board may, subject to any required approval of the Exchange, make such adjustments to the Equity Incentive Award Plan, to any Awards and to any Award Agreements outstanding under the Equity Incentive Award Plan  as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants thereunder.

Agreement to be Bound

If a Participant fails to acknowledge an Award by acceptance of the Award Agreement within the time specified by the Committee, the Company reserves the right to revoke the Award. Participation in the Equity Incentive Award Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out in the Equity Incentive Award Plan and all rules and procedures adopted thereunder and as amended from time to time.

Amendment and Termination of Plan

The Equity Incentive Award Plan and any Awards granted pursuant to the Equity Incentive Award Plan may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board without the approval of Shareholders. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a "housekeeping nature", including, without limitation, amending the wording of any provision of the Equity Incentive Award Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Equity Incentive Award Plan that is inconsistent with any other provision of the Equity Incentive Award Plan, correcting grammatical or typographical errors and amending the definitions contained within the Equity Incentive Award Plan respecting the administration of the Equity Incentive Award Plan; (b) amending Awards under the Equity Incentive Award Plan, including with respect to the Expiry Date (provided that the term of the Award does not exceed ten years from the date the Award is granted and that such Award is not held by an insider), vesting period, and effect of termination of a Participant's employment or cessation of the Participant's service; (c) accelerating vesting; or (d) amendments necessary to comply with applicable law or the requirements of any Exchange on which the Shares are listed. Notwithstanding the foregoing, the Equity Incentive Award Plan or any Award may not be amended without Shareholder approval to:

(a) increase the number of Shares reserved for issuance pursuant to Awards in excess of the limit prescribed in the Equity Incentive Award Plan;

(b) extend the Vesting Date of any Awards issued under the Equity Incentive Award Plan to an insider beyond the latest Vesting Date specified in the Award Agreement (other than as permitted by the terms and conditions of the Equity Incentive Award Plan);

(c) extend the Expiry Date of any Award granted to an insider (other than as permitted by the terms and conditions of the Equity Incentive Award Plan);

(d) permit a Participant to transfer Awards to a new beneficial holder other than for estate settlement purposes;

(e) reduce the limitations on Awards contained in the Equity Incentive Award Plan;

(f) increase the number of Shares that may be issued to Insiders above the restrictions contained in the Equity Incentive Award Plan; and

(g) change the Equity Incentive Award Plan to modify or delete any of (a) through (f) above.

In addition, no amendment to the Equity Incentive Award Plan or any Awards granted pursuant to the Equity Incentive Award Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of such Participant in respect of any Award previously granted to such Participant under the Equity Incentive Award Plan.

Share Option Plan

Terms of Share Option Plan

Defined Terms

In this description of the Share Option Plan, the abbreviations and terms set forth below have the following meanings:

"All or Substantially All of the Assets" means greater than 90% of the aggregate fair market value of the assets of the Company and its Subsidiaries, on a consolidated basis, as determined by the Board in its sole discretion.

"Black-Out Period" means the period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of an Option.

"Cause" means, unless otherwise defined in the applicable option agreement or employment agreement or consulting agreement of the Optionee (in which case "Cause" shall have the meaning therein):

(a) in respect of an Optionee that is an employee or officer of a member of the HEI Group, any act or omission that would entitle the member of the HEI Group that employs the Optionee to terminate the Optionee's employment without notice or compensation under the Canadian common law for just cause; and

(b) in respect of an Optionee that is a consultant to a member of the HEI Group, any material breach by the Optionee of the terms of the contract or agreement under which the Optionee is retained by a member of the HEI Group.

"Cessation Date" means the date that is the earlier of:

(a) the effective date of the Service Provider's termination, resignation, death or retirement, as the case may be; and

(b) the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider's position or job other than due to a Leave of Absence, regardless of whether adequate, legal or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider, and the Cessation Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any application laws.

"Change of Control" means:

(i) (A) a successfully completed takeover bid; and (B) members of the Board who are members of the Board immediately prior to the earlier of the commencement of such takeover bid and the first public announcement of such takeover bid cease to constitute a majority of the Board at any time within sixty days of the successful completion of such takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Company which results in: (I) a person or group of persons "acting jointly or in concert" within the meaning of National Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended from time to time; or (II) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Company; and (B) members of Board who are members of Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of Board at any time within sixty days of such change; or

(iii) Incumbent Directors no longer constituting a majority of Board;

(iv) the winding up of the Company or the sale, lease or transfer of All or Substantially All of the Assets to any other person or persons and the distribution of greater than 90% of the net proceeds from such sale, lease or transfer to the shareholders of the Company within 60 days of the completion of such sale, lease or transfer (other than pursuant to an internal reorganization or in circumstances where the business of the Company is continued and where the shareholdings or other security holdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph (ii) above was applicable to the transaction); provided that, for greater certainty, a sale, lease or exchange of all or substantially all the property of the Company for purposes of the Business Corporations Act (Alberta) shall not be considered a sale, lease or transfer All or Substantially All of the Assets for purposes of this paragraph (iv) unless the property that is the subject of such sale, lease or exchange represents greater than 90% of the aggregate fair market value of the assets of the Company and its subsidiaries, on a consolidated basis, as determined in accordance with the Share Option Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question and any such determination shall be binding and conclusive for all purposes of the Share Option Plan.

"Current Market Price" means, as at any date when the Current Market Price is to be determined, the volume weighted average trading price per Common Share on the TSX, or, if the Common Shares are not listed on the TSX, on any stock exchange in Canada or the United States on which the Common Shares are then listed, for the last five (5) trading days immediately prior to the date of determination, or if the Common Shares are not listed upon any stock exchange in Canada or the United States, the Current Market Price shall be determined by the Board of Directors acting reasonably.

"Exchange" means the stock exchange(s), if any, on which Common Shares are listed and posted for trading and, if Common Shares are listed on more than one stock exchange, such stock exchange as may be selected for such purpose by Board.

"Expiry Date" means the date upon which a Option expires pursuant to the option agreement relating to such Option.

"Fair Market Value" with respect to a Common Share, as at any date, means the volume weighted average of the prices at which Common Shares traded on the Exchange (or, if Common Shares are then listed and posted for trading on more than Exchange, on such stock exchange on which the majority of the trading volume and value of Common Shares occurs) for the five (5) trading days on which Common Shares traded on the said Exchange immediately preceding such date.  In the event that Common Shares are not listed and posted for trading on any Exchange, the Fair Market Value shall be the fair market value of Common Shares as determined by Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith.

"HEI Group" means, collectively, the Company and any entity that is a Subsidiary of the Company from time to time (and, for greater certainty, including any successor entity of any of the aforementioned entities).

"Incumbent Directors" means any member of Board who was a member of Board at the effective date of Share Option Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of Board, including a majority of the Incumbent Directors then on Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control.

"Insider" has the meaning ascribed thereto in Part I of the TSX Company Manual for the purposes of Section 613 of the TSX Company Manual.

"In-the-Money Value" means the amount by which the Current Market Price on the Pricing Date exceeds the exercise price of the applicable Options, multiplied by the number of Common Shares related to the applicable Options.

"Optionee" means a holder of Options.

"Pricing Date" means the date the Company receives notice from an Optionee that has elected to exercise a vested Option by surrendering such Option in exchange for the In-the-Money Value of Option in lieu of purchasing the number of Common Shares then issuable on the exercise of the vested Option subject to the provisions of the Share Option Plan and if permitted by the Committee.

"Service Provider" means an officer or employee of, or a person or company engaged by, one or more of the entities comprising the HEI Group to provide services to an entity within the HEI Group.

Purpose and Administration

The purpose of the Share Option Plan is to aid in attracting, retaining and motivating the officers, employees and other eligible Service Providers of the HEI Group in the growth and development of the HEI Group by providing them with the opportunity through Options to acquire an increased proprietary interest in the Company.

The Share Option Plan is administered by a committee of the Board appointed from time to time by Board to administer Share Option Plan or, if no such committee is appointed, Board (the "Committee") pursuant to any rules of procedure that may be fixed by Board. To the extent permitted by law, the Committee may delegate or sub-delegate to one or more of its members, to any director or officer of the Company or to one or more agents all or any of the powers conferred on the Committee under the Share Option Plan, and the Committee or any person to whom it has delegated or sub-delegated authority as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Share Option Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to the Share Option Plan, the Committee's decision to approve the grant of a Option in any period shall not require the Committee to approve the grant of a Option to any Service Provider in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Option grant in any period require it to approve the grant of a Option of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of a Option to any Service Provider solely because such Service Provider may previously have been granted a Option under the Share Option Plan or any other similar compensation arrangement of the Company or a member of the HEI Group. There is no obligation for uniformity of treatment of Service Providers or Optionees under the Share Option Plan. The terms and conditions of Options need not be the same with respect to any Optionee or with respect to different Optionees. No Service Provider has any claim or right to be granted a Option.

Granting of Options

The Committee may from time to time designate officers and employees of, and other eligible Service Providers to, the HEI Group to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided.

Limitations to Share Option Plan

Notwithstanding any other provision of the Share Option Plan: (a) the maximum number of Common Shares that may be issued on exercise of Options under the Share Option Plan shall be limited to 250,000 Common Shares; (b) no one Service Provider may be granted any Option which, together with all Options then held by such Optionee, would entitle such Optionee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; (c) the number of Common Shares (i) issued to Insiders of the Company, within any one year period; and (ii) issuable to Insiders of the Company, at any time; under the Share Option Plan, or when combined with all of the Company's other security based compensation arrangements shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively. For this purpose, "security based compensation arrangements" has the meaning ascribed thereto in Part VI of the TSX Company Manual.

Options that are cancelled, surrendered, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Share Option Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, surrendered, terminated or expired Options.

Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist.  In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-quarter (1/4) of the total number of Common Shares subject to the Options on each of the first, second, third and fourth anniversaries of the date of grant (computed in each case rounded down to the nearest whole Common Share with any fractional amount vesting on such fourth anniversary) subject to continued employment or service with the HEI Group. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

Option Price

The exercise price of Options granted under the Share Option Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than such minimum price as may be required by the Exchange, if any, on which the Common Shares are listed at the time of grant.

Option Terms

The period during which a Option is exercisable shall, subject to the provisions of the Share Option Plan requiring or permitting the acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of fifteen years, as may be determined from time to time by the Committee, but subject to the rules of any Exchange(s) or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be five years from the date of grant.  Each Option shall, among other things, contain provisions to the effect that Option shall be personal to the Optionee and shall not be assignable.  In addition, unless the Company and an Optionee agree otherwise in an agreement for Options or other written agreement (such as an agreement of employment or a retirement agreement), each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the earlier of (i) the date determined by the Committee which shall not be more than 12 months from the Cessation Date and, in the absence of any determination to the contrary, 12 months from the Cessation Date and (ii) the Expiry Date of such Option;

(b) if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group (other than by reason of death or termination for Cause, voluntary resignation or retirement), the Option shall terminate on the earlier of (i) expiry of the period as prescribed by the Committee at the time of grant, following the Cessation Date; and, in the absence of any determination to the contrary, at the later of (A) ninety (90) days following the  Cessation Date, and (B) the end of the notice period used for calculating severance to which the Optionee is entitled as a result of the Optionee's cessation as a Service Provider pursuant to a written contract of employment, if any, with an entity in the HEI Group; and (ii) the Expiry Date of such Option;

(c) if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group by reason of termination for Cause, the Option shall terminate immediately on the Cessation Date (whether notice of such termination occurs verbally or in writing);

(d) if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the HEI Group by reason of voluntary resignation, effective as of the day that is 14 days after the Cessation Date the Option shall terminate; and

(e) if the Optionee shall no longer be an officer of or be in the employ of any of the entities comprising of the HEI Group due to the Optionee's retirement, Option shall continue in accordance with its terms and the exercise period shall not be accelerated as a result of the Optionee's retirement;

provided that the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of termination: (i) shall in the case of death of the Optionee, be all of Common Shares that may be acquired on exercise of Options held by such Optionee (or his or her heirs or successors), whether or not previously vested, and the vesting of all such Options shall be accelerated on the Cessation Date; and (ii) in any case other than death or termination for Cause, shall be the number of Common Shares which the Optionee was entitled to purchase on the Cessation Date.  In the event of termination for cause, all of Common Shares optioned, whether vested or unvested, shall be forfeited.

If any Options may not be exercised due to any Black-Out Period at any time within the three-business day period prior to the normal expiry date of such Options (the "Restricted Options"), the expiry date of all Restricted Options shall be extended for a period of seven business days following the end of the Black-Out Period (or such longer period as permitted by the Exchange(s) and approved by the Committee).

Cashless Exercise

Subject to the provisions of Share Option Plan, if permitted by the Committee, an Optionee may elect to exercise a vested Option by surrendering such Option in exchange for the In-the-Money Value of Option in lieu of purchasing the number of Common Shares then issuable on the exercise of the vested Option. If the Optionee so elects to exercise Option, the Optionee shall be entitled to payment of the In-the-Money Value of the vested Option determined as of the Pricing Date. The In-the-Money Value shall be paid in Common Shares issued from treasury with the number of Common Shares issuable being equal to the number obtained by dividing the In-the-Money Value of Options in respect of which such election is made by the Current Market Price on the Pricing Date.

Surrender Offer

A Optionee may make an offer (the "Surrender Offer") to the Company, at any time, for the disposition and surrender by the Optionee to the Company (and the termination thereof) of any of Options granted under Share Option Plan for an amount (not to exceed the Fair Market Value of Common Shares less the exercise price of Options) specified in the Surrender Offer by the Optionee, and the Company may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Company to the Optionee.

Alterations in Shares

In the event: (a) of any change in Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Common Shares at prices substantially below Fair Market Value; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, Common Shares are converted into or exchangeable for any other shares; then the Board may, subject to any required approval by the TSX, make such adjustments to Share Option Plan, to any Options and to any agreements for Options outstanding under Share Option Plan, and make such amendments to any agreements for Options outstanding under Share Option Plan, as Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees thereunder and/or to provide for the Optionees to receive and accept such other securities or property in lieu of Common Shares, and the Optionees shall be bound by any such determination.

For greater certainty, and notwithstanding anything to the contrary to the foregoing paragraph, no adjustment shall be made in accordance with respect to the issue of Common Shares being made pursuant to or in connection with (i) any share option plan or share purchase plan, including the Share Option Plan, in force from time to time for existing or proposed officers, directors, employees or Service Providers of the Company, or (ii) the issuance of additional Common Shares pursuant to a public offering or private placement by the Company or a take-over bid or tender offer made by the Company for the securities of another entity.

Provisions Related to Merger/Sale etc.

Except in the case of a transaction that is a Change of Control and to which accelerated vesting and termination of Options applies, if the Company enters into any transaction or series of transactions whereby the Company or All or Substantially All of the Assets would become the property of another trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction, the Company and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Company under the Share Option Plan outstanding on consummation of such transaction.  Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Share Option Plan with the same effect as though the Successor had been named as the Company therein and thereafter, the Company shall be relieved of all obligations and covenants under the Share Option Plan and the obligation of the Company to the Optionees in respect of Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of Options.

Acceleration of Vesting and Termination of Option

Notwithstanding any other provision in Share Option Plan or the terms of any option agreement, upon the consummation of a Change of Control, all issued and outstanding Options shall be automatically fully vested and exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Amendments

The Committee may, subject to any required approval of any Exchange, amend or discontinue the Share Option Plan and Options granted thereunder at any time without the approval of the shareholders of the Company or any Optionee whose Option is amended or terminated, provided that, subject to the terms of the Share Option Plan, no amendment to the Share Option Plan or Options granted pursuant to the Share Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Share Option Plan. Without limitation of the foregoing, such amendments include, without limitation: (a) amendments of a "housekeeping nature" nature, including, without limitation, amending the wording of any provision of the Share Option Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Share Option Plan that is inconsistent with any other provision of the Share Option Plan, correcting grammatical or typographical errors and amending the definitions contained within the Share Option Plan respecting the administration of the Share Option Plan; (b) amending Options under the Share Option Plan, including with respect to the expiry date (provided that the term of the Option does not exceed fifteen years from the date the Option is granted and that such Option is not held by an Insider) and effect of termination of a Optionee's employment or cessation of the Optionee's service; or (c) amendments necessary to comply with applicable law or the requirements of any Exchange. Notwithstanding the foregoing, the Share Option Plan or any outstanding Option granted thereunder may not be amended without shareholder approval to:

(a) increase the number of Common Shares reserved for issuance pursuant to Options in excess of the limit prescribed in the Share Option Plan;

(b) extend the vesting date of any Options granted under the Share Option Plan to an Insider beyond the latest vesting date specified in the option agreement (other than as permitted by the terms and conditions of the Share Option Plan);

(c) extend the expiry date of any Option granted to an Insider (other than as permitted by the terms and conditions of the Share Option Plan);

(d) permit an Optionee to transfer Options to a new beneficial holder other than for estate settlement purposes;

(e) reduce the limitations on Options contained in the Share Option Plan;

(f) increase the number of Shares that may be issued to Insiders above the restrictions contained in the Share Option Plan; and

(g) change the Share Option Plan to modify or delete any of the above.

Notwithstanding the foregoing, the Committee may amend or terminate the Share Option Plan or any outstanding Option granted under the Share Option Plan at any time without the approval of the shareholders of the Company or any Optionee whose Option is amended or terminated in order to conform the Share Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights or adversely alter or impair any Option previously granted.

Employment Agreements

In connection with the Business Combination, the Company entered into new employment agreements with certain members of the Company's management. Other than Scott Sobie, President and Chief Executive Officer of the Company, each of the executives are subject to the same form of employment agreement.

Termination and Change of Control Benefits

A summary of the termination and change of control payments contained within the executive employment agreements are summarized below.

Pursuant to their employment agreement, if terminated without just cause, the executive (the "Executive") would be entitled to severance payments including (i) one times (two times for the Company's Chief Executive Officer (the "CEO")) their annual salary, (ii) an amount equal to their current performance target percentage multiplied by the amount determined in (i), (iii) an amount equal to 15% of their current salary to account for lost benefits, and (iv) if the termination is after the conclusion of a bonus year, but prior to a bonus being awarded for such year, a bonus payment equal to the average of the cash bonuses paid for the two (2) year prior to the termination. Additionally, the Executive (other than the CEO) would be entitled to an amount equal to l/12th of the total payments in (i)-(iii) for each full year of employment, up to a maximum additional amount of 50% of the total payments in (i)-(iii). If the Executive is terminated without just cause, prior to the vesting dates of their equity incentives, any such awards and options shall be prorated based on the number of completed months from each respective grant date to the date of their termination plus twelve (12) months plus one (1) additional month for each full year of employment with Hammerhead up to a maximum of eighteen (18) months (24 months for the CEO), divided by thirty six (36), and such prorated awards and options will accelerate and vest on the date of termination and be available to exercise, valued or issued in accordance with the Legacy Plans, the Equity Incentive Award Plan and the Share Option Plan. If there is a change in control, the Executive would be entitled, within one year following the change of control, to terminate employment under certain good reason events and still receive the foregoing severance benefits. Such payments are subject to a release of claims. In addition, the CEO may elect to resign between 11 and 16 months after the effective date, and still receive the foregoing severance payments. Pursuant to their employment agreement, the Executive's employment would be deemed to have terminated on death and their personal representatives would be entitled to receive the pro rata annual salary earned but not yet paid up to and including the date of termination, accrued and unused vacation and reimbursable expenses. In addition, the Executive's personal representatives would be entitled to receive a cash bonus payment calculated by taking the most recent cash bonus paid to the Executive, multiplied by the number of days in the calendar year up to the date of their death, and divided by 365.

C. Board Practices

Composition of our Board of Directors

Under the Company Articles, the Board is to consist of a minimum of 3 and a maximum of 11 directors. The Company Articles do not provide for the Board to be divided into classes. Our current Board is comprised of eight directors.

Subject to the ABCA, the shareholders may by ordinary resolution at a special meeting remove any director or directors from office before the expiration of his or her term of office and may elect any person in his or her stead for the remainder of the director's term. Notwithstanding the foregoing sentence, where the holders of any class or series of shares of the Company have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

There are no director service contracts between any directors and the Company or any of its subsidiaries providing for benefits upon termination of employment.

Director Term Limits and Other Mechanisms of Board Renewal

Subject to the ABCA, the Shareholders shall at the first meeting of Shareholders and at each succeeding annual meeting at which an election of directors is required, directors to hold office for a term expiring not later than the close of the next annual meeting of Shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of Shareholders, the incumbent directors continue in office until their successors are elected.

The Company has implemented mandatory age-related retirement policies and other mechanisms of board renewal and the Company's governance and ESG committee will seek to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for the Company's overall stewardship.

Board Committees

The Company has established a separately standing audit committee, governance and ESG committee, compensation committee and reserves committee.

Audit Committee

The Company has established an audit committee of the Board comprised of A. Stewart Hanlon, J. Paul Charron and James AC McDermott. The Board has determined that each such director is independent under the Listing Rules, National Instrument 52-110 - Audit Committees ("NI 52-110") and under Rule 10A-3 of the Exchange Act. A. Stewart Hanlon serves as the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the Nasdaq and the Board has determined that A. Stewart Hanlon is an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise. The Company complies with NI 52-110 and relies on the exemptions for U.S. listed issuers thereunder.

The Board has adopted an audit committee charter, which details the principal functions of the audit committee, including but not limited to:

  appointing, compensating, retaining, evaluating, terminating and overseeing the Company's independent registered public accounting firm;

  discussing with the Company's independent registered public accounting firm their independence from the Company's management;

  reviewing with the Company's independent registered public accounting firm the scope and results of their audit;

  approving all audit and permissible non-audit services to be performed by the Company's independent registered public accounting firm;

  overseeing the financial reporting process and discussing with the Company's management and the Company's independent registered public accounting firm the interim and annual financial statements;

  reviewing and monitoring the Company's accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

  reviewing the Company's policies on risk assessment and risk management;

  reviewing, with the Company's independent auditor, their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries;

  reviewing related party transactions;

  reviewing the financial statements, prospectuses, management's discussion and analysis, annual information forms ("AIF"), Form 20-Fs, business acquisition reports, annual reports, annual and interim profit or loss releases, and all public disclosure containing audited or unaudited financial information before public release and prior to Board approval. The committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, including prospectuses, AIFs and business acquisition reports, except as otherwise specified, prior to their public release, and must periodically assess the adequacy and accuracy of those procedures; and

  establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Governance and ESG Committee

The Company has established a governance and ESG committee of the Board comprised of A. Stewart Hanlon and James AC McDermott, each of whom is independent under the applicable rules of the SEC and the Nasdaq Listing Rules and National Instrument 58-101-Disclosure of Corporate Governance Practices ("NI 58-101") and James AC McDermott serves as the chairman of the committee. The Board has adopted a governance and ESG charter, which details the principal functions of the governance and ESG committee. The governance and ESG committee is responsible for overseeing the selection of persons to be nominated to serve on the Board.

 The governance and ESG committee is responsible for, among other things:

  identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board;

  annually reviewing the Company's disclosure of its corporate governance practices to be included in the Company's annual report or information circular as required by the TSX, NI 58-101 and any other applicable regulatory authority;

  establishing a "skills matrix" outlining the skills and experiences which the committee believes are required by members of the Board, reviewing the skills matrix annually and updating the skills matrix as necessary;

  overseeing the Company's policies, procedures, practices and strategies relating to climate related issues and other sustainability matters to ensure due consideration of risks, opportunities and potential performance improvement relating thereto;

  monitoring the Company's compliance with applicable environmental laws in the jurisdictions in which the Company operates;

  evaluating the overall effectiveness of the Board and its committees;

  reviewing developments in corporate governance compliance and developing and recommending to the Board a set of corporate governance guidelines and principles;

  reviewing the Company's enterprise risk management program relating to identifying, assessing and managing climate related risks, whether physical or transition related and in view of plausible future scenarios, as well as other sustainability related risks, and report to the audit committee;

  reviewing the Company's disclosure, reporting and external communication practices pertaining to climate and sustainability issues, including but not limited to assessments of materiality, ESG or sustainability report development and approach to analogous disclosure, media and social media campaigns and other written communication with stakeholders; and

  reviewing shareholder proposals relating to sustainability issues and provide a report to the Board.

The governance and ESG committee will consider persons identified by its members, management, directors and others. The guidelines for selecting nominees, which are specified in the governance and ESG committee charter, generally provide that persons to be nominated should:

  have demonstrated notable or significant achievements in business, education or public service;

  possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

  have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the Shareholders.

The governance and ESG committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the Board. The governance and ESG committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The governance and ESG committee will not distinguish among nominees recommended by Shareholders and other persons.

Compensation Committee

The Company has established a compensation committee comprised of Bryan Begley and A. Stewart Hanlon. Bryan Begley and A. Stewart Hanlon are independent under the applicable rules of the SEC and the Nasdaq. Bryan Begley serves as chairman of the compensation committee.

The Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including but not limited to:

  reviewing and approving corporate goals and objectives with respect to the compensation of the Company's Chief Executive Officer, evaluating the Company's Chief Executive Officer's performance in light of these goals and objectives and setting compensation;

  reviewing and setting or making recommendations to the Board regarding the compensation of the Company's other executive officers;

  reviewing and making recommendations to the Board regarding director compensation;

  reviewing and approving or making recommendations to the Board regarding the Company's incentive compensation and equity-based plans and arrangements; and

  appointing and overseeing any compensation consultants.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of the Company's officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers serves on the Company's compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers serves on the Board.

Reserves Committee

The Company has established a reserves committee of the Board comprised entirely of independent directors, in accordance with NI 51-101 guidelines. The reserves committee is comprised of J. Paul Charron and Bryan Begley. J. Paul Charron and Bryan Begley are independent under the applicable rules of the SEC and the Nasdaq. J. Paul Charron serves as chair of the reserves committee.

The reserves committee is responsible for, among other things:

  assisting the Company's management in fulfilling its responsibilities under NI 51-101 with respect to the oil and natural gas reserves evaluation process;

  reviewing any public disclosure and regulatory filings with respect to any reserves evaluation and related oil and natural gas activities;

  acting as the steward of the Company's operational performance;

  reviewing the Company's procedures for providing information to the qualified reserves evaluators or auditors (as defined in NI 51-101) (the "Independent Evaluator") and the appointment of the Independent Evaluator and, in the case of any proposed change to change the Independent Evaluator, determine the reason therefor and whether there have been any disputes with management; and

  reviewing and monitoring the adequacy of the Company's health, safety and environmental emergency response policies, plans, reporting and resources.

D. Employees

For the year ended December 31, 2022, Hammerhead had 84 full- and part-time employees, compared to 73 and 72 for the years ended December 31, 2021 and 2010, respectively. All employees were located in Canada, and all pertained to the Company's core business activity of oil and gas exploration activities.

Training and development is encouraged by the Company for all permanent employees. The Company sponsors courses, seminars, workshops for employees as outlined in its education support policies. In addition, the Company sponsors professional memberships and various internal training related to its business. Examples of internal training includes various lunch and learns and guest speakers to address topics such as corporate governance policy training, ESG education, Indigenous and stakeholder awareness and leadership development training.

E. Share Ownership

See Item 6.B. - "Compensation" and Item 7 - "Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Security Ownership

The following table and accompanying footnotes set forth information known to the Company regarding the actual beneficial ownership of the Common Shares by:

  each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding Common Shares;

  each of the Company's current directors and named executive officers; and

  all directors and officers of the Company, as a group.

The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Common Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Common Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of the Company is based on 90,927,765 Common Shares issued and outstanding as of March 28, 2023. In computing the number of Common Shares beneficially owned by a person and the percentage ownership of such person, the Company deemed to be outstanding all Common Shares subject to Warrants, Legacy Options and Legacy RSUs held by the person that are currently exercisable or exercisable within 60 days of March 28, 2023. The Company did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table below have sole voting and investment power with respect to all Common Shares beneficially owned by them. To our knowledge, no Common Shares beneficially owned by any executive officer, director or director nominee have been pledged as security. Unless otherwise indicated, the address of each Company shareholder named below is c/o Hammerhead Energy Inc., Suite 2700, 525 - 8th Avenue SW, Calgary, Alberta, T2P 1G1.

Name and Address of Beneficial Owner	Number of Common Shares	Percentage of Common Shares
5% Holders:
Investment funds affiliated with the Riverstone Parties	90,934,957(1)	87.7%
1901 Lux Holdings, LP(2)	7,036,020	7.7%
Officers, Directors
Scott Sobie(3)	1,458,834	1.6%
Michael G. Kohut(4)	442,635	*
Daniel Labelle(5)	611,967	*
David Anderson(6)	502,379	*
Nicki Stevens(7)	488,193	*
A. Stewart Hanlon(8)	22,046	*
J. Paul Charron(8)	22,046	*
Bryan Begley(2)	7,036,020	7.7%
Robert Tichio(9)	-	-
Jesal Shah(9)	-	-
James AC McDermott(10)	37,396	*
Total Officers and Directors(11)	10,621,516	11.3%

*	Less than 1%.

(1)

Includes: (i) 7,794,002 Common Shares held of record by REL Hammerhead B.V.; (ii) 35,176,272 Common Shares held of record by Riverstone V Investment Management Cooperatief U.A. ("R5 IM Coop"); (iii) 17,533,979 Common Shares held of record by Riverstone V REL Hammerhead B.V. ("R5 REL HHR"); (iv) 9,880,444 Common Shares held of record by Riverstone V CIOC LP; (v) 4,348,437 Common Shares held of record by R5 HHR FS Holdings LLC; (vi) 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants held of record by R5 HHR FS Holdings LLC and (vii) 3,464,323 Common Shares held of record by DCRD Sponsor (together, the "Riverstone Investors").

David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C., which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P., which is the sole member of Riverstone Holdings II (Cayman), Ltd., which is the general partner of Riverstone Energy Limited Investment Holdings, L.P., which is the sole shareholder of REL IP General Partner Limited, which is the general partner of REL IP General Partner LP, which is the general partner of REL Batavia Partnership, L.P., which is the sole member of REL Investment Management III Coöperatief U.A., which is the sole member of REL Hammerhead B.V. As such, each of these entities and individuals may be deemed to have or share beneficial ownership of the securities held of record by REL Hammerhead B.V. In addition, Riverstone Energy GP V Ltd., an affiliate of Riverstone Holdings, is the sole member of Riverstone GP V Cayman LLC, which is the general partner of Riverstone Energy Partners V (Cayman), L.P., which is the general partner of Riverstone Global Energy and Power Fund V (Cayman), L.P., which is the sole member of R5 IM Coop, which is the majority member of R5 REL HHR, which is sole member of Riverstone V CIOC GP, LLC, which is the general partner of Riverstone V CIOC LP. Riverstone Global Energy and Power Fund V (Cayman), L.P. is also the sole member of R5 HHR FS Holdings LLC. As such, each of these entities and individuals may be deemed to have or share beneficial ownership of the securities held of record by R5 IM Coop, R5 REL HHR, Riverstone V CIOC LP and R5 HHR FS Holdings LLC. David M. Leuschen and Pierre F. Lapeyre, Jr. are also the managing directors of Riverstone Holdings LLC, which is the managing member of Decarbonization Plus Acquisition Sponsor Holdings IV LLC, which is the managing member of DCRD Sponsor. As such, each of these entities and individuals may be deemed to have or share beneficial ownership of the securities held of record by DCRD Sponsor. The business address of R5 IM Coop, R5 REL HHR and REL Hammerhead B.V. is Herengracht 450, 1017 CA Amsterdam, The Netherlands.  The business address of each of the other entities and individuals named in this footnote is c/o Riverstone Holdings, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(2)

1901 Lux Holdings, LP ("1901 Lux Holdings") is the indirect permitted transferee of ZAM Ventures Luxembourg II S.A.R.L. ("ZAM"), an affiliate of 1901 Lux Holdings, who received 7,036,020 Common Shares in exchange for its Hammerhead Shares in connection with the Business Combination. Bryan Begley is one of the managing members of 1901 Partners GP, LLC ("1901 Partners GP") which is the general partner of 1901 Lux Holdings. Mr. Begley has shared voting and investment discretion with respect to the shares of the Company held of record by 1901 Lux Holdings . As such, each of Mr. Begley and 1901 Partners GP may be deemed to have or share beneficial ownership of the shares held directly by 1901 Lux Holdings. Each such entity or individual disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o 1901 Partners Management, LP, 1 Village Plaza, Suite 103, Kings Park, NY 11754.

(3)	Includes 1,042,558 Common Shares issuable pursuant to Legacy RSUs and 159,877 Common Shares issuable pursuant to Legacy Options.
(4)	Includes 431,452 Common Shares issuable pursuant to Legacy RSUs and 10,224 Common Shares issuable pursuant to Legacy Options.
(5)	Includes 457,714 Common Shares issuable pursuant to Legacy RSUs and 89,810 Common Shares issuable pursuant to Legacy Options.
(6)	Includes 418,799 Common Shares issuable pursuant to Legacy RSUs and 61,215 Common Shares issuable pursuant to Legacy Options.
(7)	Includes 389,725 Common Shares issuable pursuant to Legacy RSUs and 61,725 Common Shares issuable pursuant to Legacy Options.
(8)	Includes 14,697 Common Shares issuable pursuant to Legacy RSUs.
(9)	Riverstone Holdings LLC is an affiliate of Riverstone Investment. Neither of Messrs. Tichio nor Shah has or shares voting or investment discretion with respect to Hammerhead Shares held of record by the Riverstone Parties.
(10)	The address of Mr. McDermott is 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(11)	Includes 2,769,642 Common Shares issuable pursuant to Legacy RSUs and 382,851 Common Shares issuable pursuant to Legacy Options.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there have been no significant changes in ownership of our Common Shares held by any major shareholder during the past three years.

Voting Rights

None of the Company's major shareholders have different voting rights.

On March 23, 2023, the Company had 13 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 50,034,823 Common Shares. Residents of the United States may beneficially own Common Shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own Common Shares registered in the names of U.S. residents.

Controlled Company

As of March 28, 2023, the Riverstone Parties beneficially owned 87,470,634 Common Shares (including Common Shares issuable upon exercise of Private Placement Warrants held by certain Riverstone Fund V entities), representing approximately 84.4% of the voting power of the outstanding Common Shares. In addition, as of March 28, 2023, DCRD Sponsor, an entity affiliated with the Riverstone Parties, beneficially owned 3,464,323 Common Shares, representing approximately 3.7% of the Common Shares. In the aggregate, as of March 28, 2023, the Riverstone Parties and their affiliates, including DCRD Sponsor, beneficially owned 90,934,957 Common Shares representing approximately 87.7% of the Common Shares (including 12,737,500 Common Shares issuable upon exercise of Private Placement Warrants that are held by certain Riverstone Fund V Entities). As a result, the Company is a "controlled company" within the meaning of Nasdaq rules, and the Company may qualify for and rely on exemptions from certain corporate governance requirements.

B. Related Party Transactions

Registration Rights Agreement

On February 23, 2023, the Company entered into the Amended & Restated Registration Rights Agreement with DCRD Sponsor and certain other holders named therein, pursuant to which the Company agreed that, within 15 business days after the Closing, the Company would file with the SEC (at the Company's sole cost and expense) a registration statement on Form F-1 to register the resale of certain registrable securities under the Securities Act, and the Company would use its commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders can demand the Company's assistance with underwritten offerings and block trades. The holders are entitled to customary piggyback registration rights.

Lock-Up Agreement

 On February 23, 2023, certain existing shareholders of the Company, including the Riverstone Parties, became bound by a Lock-Up Agreement (the "Lock-Up Agreement") with the Company pursuant to which they agreed, subject to certain customary exceptions, during the lock-up period, not to (i) effect any sale of, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any securities of the Company, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii), until the earlier of (a) six months after February 23, 2023 or (b) the date that the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period. The lock-up period ends upon the earlier to occur of: (i) the date that is six (6) months following February 23, 2023; and (ii) the date that the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on September 25, 2022, DCRD Sponsor and Riverstone Fund V entered into that certain letter agreement (the "Sponsor Support Agreement") with DCRD, NewCo and Hammerhead, pursuant to which, among other things, DCRD Sponsor and Riverstone Fund V each agreed to (and agreed to cause its controlled affiliates to) (i) waive the anti-dilution rights set forth in the Amended and Restated Memorandum and Articles of Association of DCRD with respect to the DCRD Founder Shares held by it, (ii) vote all DCRD Class A Ordinary Shares and DCRD Founder Shares held by it in favor of the adoption and approval of the Business Combination and each other proposal related to the Business Combination included on the agenda for the extraordinary general meeting of shareholders of DCRD, except that DCRD Sponsor and Riverstone Fund V will not vote any DCRD Class A Ordinary Shares purchased by DCRD Sponsor and Riverstone Fund V after DCRD publicly announced its intention to engage in the Business Combination for or against any of the proposals considered at such shareholders' meeting, (iii) not redeem any DCRD Founder Shares in connection with such shareholders' meeting, (iv) not transfer the DCRD Founder Shares, DCRD Class B common shares or Class B Common Shares (or Common Shares issuable upon conversion of Class B Common Shares in connection with the Business Combination) until the earlier of (a) one year after the Closing or (b) subsequent to the Closing, (x) if the last sale price of the Common Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Company completes a liquidation, amalgamation, share exchange or other similar transaction that results in all Shareholders having the right to exchange their shares for cash, securities or other property and (v) not transfer any DCRD Private Placement Warrants, any Private Placement Warrants or Warrants (or Common Shares issued or issuable upon exercise of the Warrants) until 30 days after the Closing.

Securities Subject to Contractual Restriction on Transfer

The table below sets forth the aggregate number and percent of Common Shares and Warrants that are subject to the lock-up restrictions contained in the Lock-Up Agreement, Sponsor Support Agreement and Sponsor Side Letter following the consummation of the Business Combination:

Type of Security	Number of Securities Subject to Lock-Up Agreement	Percent of Class, as of March 28, 2023
Common Shares	82,884,855(1)	91.2%
Warrants	12,737,500	44.6%

(1) On a non-diluted basis and does not include the 3,152,493 Common Shares that are reserved for issuance upon the exercise of Hammerhead Options and Hammerhead RSUs granted under the Legacy Plans and held by parties to the Lock-Up Agreement.

Indemnification Agreements

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

Interest of Management and Others in Material Transactions

Except as set out above or described elsewhere in this Annual Report, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date in this Annual Report that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness of Directors, Executive Officers and Employees

As of the date of this Annual Report, none of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries, except, as the case may be, for routine indebtedness as defined under applicable securities legislations.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18. - "Financial Statements."

A.7 Legal Proceedings

From time to time, the Company is involved in litigation matters and may be subject to fines or regulatory audits, including in relation to health, safety, security and environment matters, arising in the ordinary course of business. The Company is not currently a party to any litigation, legal proceedings, investigations or other regulatory matters that are likely to have a material adverse effect on the Company's business, financial position or profitability.

A.8 Dividend Policy

The Company has not paid any dividends to its shareholders. Under the Company Articles, the holders of the Common Shares will be entitled to receive dividends at such times and in such amounts as the Board may in their discretion from time to time declare, subject to the prior rights and privileges attached to any other class or series of shares of the Company. The holders of each series of First Preferred Shares (if any) will be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the First Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of First Preferred Shares, the amount of accumulated dividends (if any) specified as being payable preferentially to the holders of such series.

Under the ABCA, the Company may not pay a dividend in money or other property if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Company currently intends to retain any earnings to fund the development and growth of its business and does not currently anticipate paying dividends. Any decision to pay dividends in the future will be at the discretion of the Board and will depend on many factors including, among others, the Company's financial condition, fluctuations in commodity prices, production levels, capital expenditure requirements, debt services requirements, operating costs, royalty burdens, foreign exchange rates, contractual restrictions (including other credit facilities), financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Board may deem relevant.

B. Significant Changes

Since the date of our Annual Financial Statements included in this Annual Report, the Company has not experienced any significant changes other than as disclosed in the Business Transaction note 4 of the Annual Financial Statements.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

Our Common Shares and Warrants have been listed on both Nasdaq under the symbols "HHRS" and "HHRSW", respectively, and on the TSX under the symbols "HHRS" and "HHRS.WT," respectively since February 27, 2023.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Notice of Articles and Articles of Association

The following is a summary of certain important provisions of the Company Articles and certain related sections of the ABCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of the Company Articles and the ABCA.

Stated Objects or Purposes

The Company Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested. Under the ABCA, a director or officer who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Company, or is a director or an officer of or has a material interest in any person who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the corporation, must disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of the director’s or officer’s interest.

A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with certain other relevant provisions of the ABCA regarding conflicts of interest.

Directors' powers to authorize borrowing. The articles provide that the Company, if authorized by its directors, may: (i) borrow money on the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company; (iii) subject to certain provisions of the ABCA, guarantee the performance of any obligation of any other person; and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

Directors' power to determine the remuneration of directors. The remuneration of our directors, if any, may be determined by our board of directors. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.

Number of shares required to be owned by a director. Neither the Company Articles nor the ABCA provides that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Retirement of directors. The Company's articles do not contain any provision with respect to the retirement or non-retirement of a director under an age limit requirement.

Share Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares, without par value, and First Preferred Shares ("Preferred Shares"), issuable in series and limited in number to an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any Preferred Shares. See "Description of Securities" for a description of the attributes of these securities.

Certain Amendments and Change of Control

Under the ABCA, certain fundamental changes, such as changes to a corporation's articles, changes to authorized share capital, continuances out of province, certain amalgamations, sales, leases or other exchanges of all or substantially all of the property of a corporation (other than in the ordinary course of business of the corporation), certain liquidations, certain dissolutions, and certain arrangements are required to be approved by special resolution.

A special resolution is a resolution (i) passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose; or (ii) signed by all shareholders entitled to vote on the resolution.

In certain cases, an action that prejudices, adds restrictions to or interferes with rights or privileges attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected by special resolution.

Shareholder Meetings

The ABCA provides that the directors of the Company shall call an annual meeting of shareholders to be held not later than 18 months after (i) the date of its incorporation or (ii) the date of its certificate of amalgamation, in the case of an amalgamated corporation, and subsequently not later than 15 months after holding the last preceding annual meeting.

The ABCA provides that the Board may at any time call a special meeting of the Shareholders.

Shareholders may bring certain business before a general meeting by following the requirement set forth in the ABCA. See below under "Shareholder Proposals and Advance Notice Procedures" for further information on shareholder proposals.

For the purpose of determining shareholders entitled to receive notice of or to vote at a meeting of shareholders, the Board may fix in advance a date as the record date for that determination of shareholders, but that record date will not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held. Notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting not less than 21 days and not more than 50 days before the meeting.

Business may only be transacted at a meeting if a quorum is present. A quorum at any meeting of Shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the ABCA or by the Company Articles or by any other by-law) will be persons present not being less than two (2) in number and holding or representing not less than 25% of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of Shareholders, the Shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of Shareholders, the Shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

Shareholder Proposals and Advance Notice Procedures

The ABCA permits certain registered Shareholders and beneficial owners of Common Shares to submit shareholder proposals to the Company, which proposals may be included in the Company's proxy circular. To be eligible to make a proposal, a person must be a registered Shareholder or beneficial owner of the number of voting shares that is equal to at least 1% of all issued voting shares of the Company as of the day on which the registered holder or beneficial owner submits a proposal or whose fair market value as determined at close of business on the day before the registered holder or beneficial owner submits the proposal is at least $2000, for the 6-month period immediately before the day on which the registered holder or beneficial owner submits the proposal. Such person must have the support of at least 5% of the issued voting shares of the Company. Such person must provide to the Company the names and addresses of those registered holders or beneficial owners of shares who supported the proposal and the person must continue to hold or own the prescribed number of shares up to and including the day of the meeting at which the proposal is to be made. To be considered for inclusion in the Company's proxy circular for the annual meeting of Shareholders, any such shareholder proposal under the ABCA must be received by the Company at least 90 days before the anniversary date of the last annual meeting of Shareholders. In addition, the Company is not required to submit the proposal to the Shareholders if (a) it clearly appears that the proposal has been submitted by the registered holder or beneficial owner primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Company, its directors, officers or security holders or any of them, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes; (b) the Company, at the request of the registered holder or beneficial owner, included a proposal in a management proxy circular relating to a meeting of Shareholders held within 2 years preceding the receipt of the request, and the registered holder or beneficial owner failed to present the proposal in person or by proxy at such meeting; (c) substantially the same proposal was submitted to registered holders or beneficial owners in a management proxy circular or a dissident proxy circular relating to a meeting of Shareholders held within 2 years preceding the receipt of the request of the registered holder or beneficial owner and the proposal was defeated; or (d) the rights being conferred by the ABCA are being abused to secure publicity.

Every Shareholder is entitled to receive notice of, attend and vote at general meetings of the Company and to receive all notices, accounts and other documents required to be sent to Shareholders under the Company Articles, the Company Bylaws, the ABCA, applicable Canadian securities laws and the Listing Rules. Under the ABCA, the Company must give not less than 21 days and not more than 50 days' written notice of a general meeting.

Limitations on Ownership

There are currently no limitations on the rights to own the Company’s securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the ABCA, the Company Articles or the Company Bylaws. Subject to the provisions of the ABCA, the Company may, by special resolution, amend the Company Articles to constrain the issue or transfer of its shares to persons who are not Canadian residents.

Take-Over Bid Protection

National Instrument 62-104 - Take-Over Bids and Issuer Bids (an "NI 62-104") is applicable to the Company and provides that a take-over bid is triggered when a person makes an offer to acquire outstanding voting securities or equity securities of a class made to one or more persons any of whom are in the local jurisdiction where the securities subject to the offer to acquire, together with the offeror's securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. When a take-over bid is triggered, an offeror must comply with certain requirements. These include making the offer of identical consideration to all holders of the class of security that is the subject of the bid; making a public announcement of the bid in a newspaper; and sending out a bid circular to security holders which explains the terms and conditions of the bid. Directors of an issuer whose securities are the subject of a takeover bid are required to evaluate the proposed bid and circulate a directors' circular indicating whether they recommend to accept or reject the bid or state that they are unable to make or are not making a recommendation regarding the bid. Strict timelines must be adhered to. NI 62-104 also contains a number of exemptions to the takeover bid and issuer bid requirements.

Compulsory Acquisitions

The ABCA provides that, if within the time limited in a take-over bid for its acceptance or within 120 days after the date of a take-over bid, whichever period is the shorter, the bid is accepted by the holders of not less than 90% of the shares of any class of shares of the Company to which the take-over bid relates, other than shares of that class held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on the bid being so accepted and on complying with the ABCA, to acquire the shares of that class held by an offeree who does not accept the take-over bid.

Forum Selection

The Company Articles do not provide for an exclusive forum.

Limitation of Liability and Indemnification

Under Section 124 of the ABCA, except in respect of an action by or on behalf of the Company to procure a judgment in the Company's favor, the Company may indemnify a current or former director or officer or a person who acts or acted at our request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor and the heirs and legal representatives of any such persons (collectively, "Indemnified Persons") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by any such Indemnified Person in respect of any civil, criminal or administrative, investigative or other actions or proceedings in which the Indemnified Person involved by reason of being or having been director or officer of the Company, if (i) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that such Indemnified Person's conduct was lawful (collectively, the "Discretionary Indemnification Conditions").

Notwithstanding the foregoing, the ABCA provides that an Indemnified Person is entitled to indemnity from the Company in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defense of any civil, criminal, administrative, investigative or other action or proceeding in which the Indemnified Person involved by reason of being or having been a director or officer of the Company, if the Indemnified Person (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done, and (ii) fulfills the Discretionary Indemnification Conditions (collectively, the "Mandatory Indemnification Conditions"). The Company may advance funds to an Indemnified Person for the costs, charges and expenses of such a proceeding; however, the Indemnified Person must repay the funds if the Indemnified Person does not fulfill the Mandatory Indemnification Conditions. The indemnification may be made in connection with a derivative action only with court approval and only if the Discretionary Indemnification Conditions are met.

A corporation may advance funds to an indemnifiable person in order to defray the costs, charges and expenses incurred by an indemnifiable person in respect of that proceeding, provided that if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced.

Subject to the aforementioned prohibitions on indemnification, an indemnifiable person will be entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, administrative, investigative or other action or proceeding in which the indemnifiable person is involved by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity: (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done; and (ii) (a) the individual acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

As permitted by the ABCA, the Company's by-laws require the Company to indemnify directors or officers of the Company, former directors or officers of the Company or other individuals who, at the Company's request, act or acted as directors or officers or in a similar capacity of another entity of which the Company is or was a shareholder or creditor (and such individual's respective heirs and personal representatives) to the extent permitted by the ABCA. Because the Company's by-laws require that indemnification be subject to the ABCA, any indemnification that the Company provides is subject to the same restrictions set out in the ABCA which are summarized, in part, above.

The Company may also, pursuant to the ABCA, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in the Company or a related body corporate.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

Employment Agreements

See Item 6.B. - "Directors, Senior Management and Employees" - "Compensation" - "Employment Agreements".

Credit Facility

The Company's bank debt is pursuant to the Credit Facility with a syndicate of lenders under the 2022 Credit Agreement. Under the 2022 Credit Agreement, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semi-annually as of May 31st and November 30th of each year.

On June 9, 2022, the Company amended the Credit Facility pursuant to the 2022 Credit Agreement. Under the 2022 Credit Agreement, the aggregate maximum principal borrowing amount of the Credit Facilities was increased to C$300.0 million, consisting of a C$280.0 million revolving syndicated facility and a C$20.0 million operating facility. The Credit Facility has a term out date of May 31, 2023, with an option to extend for an additional 364 days at the lenders' discretion and a maturity date of the first anniversary of the term out date.

On December 15, 2022, the aggregate maximum principal amount of the Credit Facility was increased to C$350,000,000, consisting of a C$330,000,000 revolving syndicated facility and a C$20,000,000 operating facility.

As of December 31, 2022, the Company was in compliance with all covenants and cross default clauses stated in the 2022 Credit Agreement and subsequent amendments. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations and repayment of the 2020 Senior Notes as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets of the Company, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership.

Amounts borrowed in Canadian dollars under the Credit Facility bear interest at the Company's option based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and amortization. The Credit Facility also includes standby fees on balances not drawn.

Letters of Credit

The Company has letters of credit in both Canadian and U.S. dollars pursuant to a standby letter of credit facility agreement (the "Letter of Credit Facility") with CIBC. The obligations of the Company under the Letter of Credit Facility are guaranteed by Export Development Canada ("EDC"), which guarantee is supported by a guarantee and indemnity granted by the Company to EDC. As at December 31, 2022, the Company's Canadian dollar denominated letters of credit totaled C$13.8 million, and its U.S. dollar denominated letters of credit, totaled US$0.7 million.

Term Debt

Hammerhead currently has outstanding approximately US$58.5 million in principal amount of 2020 Senior Notes, based on an amended Senior Notes indenture effective June 19, 2020. The maturity date of the 2020 Senior Notes is July 10, 2024 and the notes bear interest at 12% per annum, payable as cash or as PIK Interest at the Company's option. PIK Interest is added to the principal payable balance of the 2020 Senior Notes and is due on maturity. The Company has exercised the PIK Interest option since the 2020 Senior Notes were issued.

There are no maintenance financial covenants; however, there are standard business operating covenants, as well as covenants that may limit Hammerhead's ability to incur additional debt. As at December 31, 2022, Hammerhead was in compliance with all covenants related to the 2020 Senior Notes.

Indemnification Agreements

The Company has entered into indemnification agreements with its directors and certain officers to indemnify such individuals, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by such individuals in an action or proceeding to which any such individual was made a party by reason of being an officer or director of the Company or an organization of which the Company is a shareholder or creditor if such individual serves such organization at our request. A copy of the Form of Director and Executive Officer Indemnification Agreement is included as Exhibit 4.5 to this Annual Report, and is incorporated by reference herein.

D. Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax. See Item 10.E. - "Taxation".

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations for U.S. Holders (as defined below) with respect to the ownership and disposition of the Company's Securities. This discussion applies only to the Company's Securities that are held as "capital assets" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations ("Treasury Regulations"), administrative rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change and differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could significantly alter the tax considerations described herein. The Company has not sought, nor does it intend to seek, any rulings from the U.S. Internal Revenue Service ("IRS") with respect to the statements made and the positions or conclusions described in this summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS, or a court will agree with such statements, positions, and conclusions.

The following discussion does not purport to be a complete analysis of all potential tax considerations relevant to the ownership or disposition of the Company's Securities. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws, any tax treaties or any other tax law. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their personal circumstances or that may be relevant to certain categories of U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws, such as:

  Holders of DCRD Ordinary Shares or DCRD Warrants prior to the Domestication and the SPAC Amalgamation, and Holders of Class B Common Shares;
  banks, insurance companies, or other financial institutions;
  tax-exempt or governmental organizations;
  dealers in securities or foreign currencies;
  persons whose functional currency is not the U.S. dollar;
  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;
  regulated investment companies, real estate investment trusts and persons subject to the alternative minimum tax;
  entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
  persons deemed to sell the Company's Securities under the constructive sale provisions of the Code;
  persons that acquired the Company's Securities through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
  persons that hold the Company's Securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, or other integrated investment or risk reduction transaction;
  certain former citizens or long-term residents of the United States;
  persons that actually or constructively own 10% or more (by vote or value) of any class of shares of the Company;
  the Company's officers or directors; and
  persons who are not U.S. Holders.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Company's Securities, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding the Company's Securities are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

ALL HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holder Defined

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of the Company's Securities, for U.S. federal income tax purposes that is either:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Tax Characterization of Distributions with Respect to Common Shares

Subject to the PFIC rules discussed below, if the Company pays distributions of cash or other property to U.S. Holders of Common Shares, the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distribution) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be treated as described in the section entitled "-Distributions Treated as Dividends" below. Distributions in excess of the Company's current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in its Common Shares, that will be applied against and reduce (but not below zero) the U.S. Holder's adjusted tax basis in its Common Shares. Any remaining portion of the distribution will be treated as gain from the sale or exchange of Common Shares and will be treated as described in the section entitled "-Gain or Loss on Sale or Other Taxable Exchange or Disposition of Common Shares and Warrants" below. However, the Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. A U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will be reported as dividend income. U.S. Holders are urged to consult with and rely solely upon their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

Possible Constructive Distributions with Respect to Warrants

The terms of the Warrants provide for an adjustment to the number of Common Shares for which Warrants may be exercised or to the exercise price of the Warrants in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the warrantholders' proportionate interest in the Company's assets or earnings and profits (e.g., through an increase in the number of Common Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrants) as a result of a distribution of cash or other property to the Holders of Common Shares. Any such constructive distribution would be treated in the same manner as if U.S. Holders of Warrants received a cash distribution from the Company generally equal to the fair market value of the increased interest and would be taxed in a manner similar to distributions to U.S. Holders of Common Shares described herein. See the section entitled "-Tax Characterization of Distributions with Respect to Common Shares" above. For certain information reporting purposes, the Company is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which the Company may rely on prior to the issuance of final Treasury Regulations, specify how the date and amount of any such constructive distributions are determined.

Distributions Treated as Dividends

Dividends paid by the Company will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends the Company pays to a non-corporate U.S. Holder generally will constitute "qualified dividends" that will be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate only if (i) Common Shares continue to be readily tradable on the Nasdaq or another established securities market in the United States or the Company is eligible for benefits of a comprehensive income tax treaty with the United States, and (ii) a certain holding period and other requirements are met, including that the Company is not classified as a PFIC during the taxable year in which the dividend is paid or a preceding taxable year with respect to such U.S. Holder. As discussed below, if a U.S. Holder held shares in the Company when it was classified as a PFIC, the Company would generally continue to be treated as a PFIC with respect to such U.S. Holder in a taxable year even if the Company is not classified as a PFIC in such taxable year. If such requirements are not satisfied, a non-corporate U.S. Holder may be subject to tax on the dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to Common Shares.

Dividends paid with respect to Common Shares will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. Depending on the U.S. Holder's individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on Common Shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes.

THE RULES GOVERNING THE FOREIGN TAX CREDIT ARE COMPLEX, AND THE OUTCOME OF THEIR APPLICATION DEPENDS IN LARGE PART ON THE U.S. HOLDER'S INDIVIDUAL FACTS AND CIRCUMSTANCES. ACCORDINGLY, U.S. HOLDERS ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE AVAILABILITY OF THE FOREIGN TAX CREDIT IN THEIR PARTICULAR CIRCUMSTANCES.

Gain or Loss on Sale or Other Taxable Exchange or Disposition of Common Shares and Warrants

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Common Shares or Warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder's adjusted tax basis in the Common Shares or Warrants. A U.S. Holder's adjusted tax basis in its Common Shares or Warrants generally will equal the U.S. Holder's acquisition cost of its Common Shares or Warrants or, as discussed below, the U.S. Holder's initial basis for the Common Shares received upon exercise of Warrants, less, in the case of Common Shares, any prior distributions paid to such U.S. Holder that were treated as a return of capital for U.S. federal income tax purposes (as discussed below).

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder's holding period for the Common Shares or Warrants, as applicable, so disposed of exceeds one year. If the one-year holding period requirement is not satisfied, any gain on a sale or other taxable disposition of the Common Shares or Warrants, as applicable, would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Cash Exercise of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss on the acquisition of Common Shares upon the exercise of a Warrant for cash. The U.S. Holder's adjusted tax basis in its Common Shares received upon exercise of a Warrant generally will be an amount equal to the sum of the U.S. Holder's adjusted tax basis in such Warrant and the exercise price of such Warrant. It is unclear whether a U.S. Holder's holding period for the Common Shares received upon exercise of the Warrant will commence on the date of exercise of the Warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the Warrant.

Cashless Exercise of a Warrant

The tax characterization of a cashless exercise of a Warrant is not clear under current U.S. federal tax law. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax characterizations and resultant tax consequences would be adopted by the IRS or upheld by a court of law. Accordingly, U.S. Holders should consult with and rely solely upon their own tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules discussed below, a cashless exercise could potentially be characterized as any of the following for U.S. federal income tax purposes: (i) not a realization event and thus tax-deferred, (ii) a realization event that qualifies as a tax-deferred "recapitalization," or (iii) a taxable realization event. While not free from doubt, the Company intends to treat any cashless exercise of a Warrant occurring after its giving notice of an intention to redeem the Warrant for cash, as will be permitted under the terms of the Warrant Agreement, as if the Company redeemed such Warrant for shares in a cashless exchange qualifying as a tax-deferred recapitalization. However, there is some uncertainty regarding the Company's intended tax treatment, and it is possible that a cashless exercise could be characterized differently by the IRS or a court. Accordingly, the tax consequences of all three characterizations are generally described below. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the tax consequences of a cashless exercise.

If a cashless exercise were characterized as either not a realization event or as a realization event that qualifies as a recapitalization, a U.S. Holder would not recognize any gain or loss on the exchange of Warrants for Common Shares. A U.S. Holder's basis in the Common Shares received would generally equal the U.S. Holder's aggregate basis in the exchanged Warrants. If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder's holding period in the Common Shares would be treated as commencing on the date of exchange of the Warrants or on the immediately following date, but the holding period would not include the holding period of the Warrants exercised therefor. On the other hand, if the cashless exercise were characterized as a realization event that qualifies as a recapitalization, the holding period of the Common Shares would include the holding period of the Warrants exercised therefor.

If the cashless exercise were treated as a realization event that does not qualify as a recapitalization, the cashless exercise could be treated in whole or in part as a taxable exchange in which gain or loss would be recognized by the U.S. Holder. Under this characterization, a portion of the Warrants to be exercised on a "cashless basis" would be deemed to have been surrendered in payment of the exercise price of the remaining portion of such Warrants, which would be deemed to be exercised. In such a case, a U.S. Holder would effectively be deemed to have sold a number of Warrants having an aggregate value equal to the exercise price of the remaining Warrants deemed exercised. Subject to the PFIC rules described below, the U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between the value of the portion of the Warrants deemed sold and its adjusted tax basis in such Warrants (generally in the manner described in the section entitled "-Gain or Loss on Sale or Other Taxable Exchange or Disposition of Common Shares and Warrants" above), and the U.S. Holder's adjusted tax basis in the Common Shares received would generally equal the sum of the U.S. Holder's adjusted tax basis in the remaining Warrants deemed exercised and the exercise price of such Warrants. It is unclear whether a U.S. Holder's holding period for the Common Shares would commence on the date of exercise of the Warrants or on the date following the date of exercise of the Warrants, but the holding period would not include the period during which the U.S. Holder held the Warrants. U.S. Holders should consult with and rely solely upon their own tax advisors regarding the tax consequences of a cashless exercise.

Redemption or Repurchase of Warrants for Cash

Subject to the PFIC rules discussed below, if the Company redeems the Warrants for cash as will be permitted under the terms of the Warrant Agreement or if the Company repurchases Warrants in an open market transaction, such redemption or repurchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described in the section entitled "-Gain or Loss on Sale or Other Taxable Exchange or Disposition of Common Shares and Warrants" above.

Expiration of a Warrant

If a Warrant is allowed to expire unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder's adjusted tax basis in the Warrant. The deductibility of capital losses is subject to certain limitations.

Receipt of Non-U.S. Currency

The gross amount of any dividend distribution that a U.S. Holder must include in income will be the U.S. dollar amount of the payments made in a currency other than U.S. dollars, calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes, and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Passive Foreign Investment Company Rules

Adverse U.S. federal income tax rules apply to United States persons that hold, or are treated as holding, shares in a foreign (i.e., non-U.S.) corporation classified as a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes.

In general, the Company will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

  at least 75% of its gross income for such taxable year consists of passive income (e.g., dividends, interest, rents (other than rents derived from the active conduct of a trade or business), and gains from the disposition of passive assets); or
  the average percentage (ordinarily averaged quarterly over the year) by value of its assets during such taxable year that produce or are held for the production of passive income is at least 50%.

 Because the revenue production of the Company is uncertain, and because PFIC status is based on income, assets and activities for an entire taxable year, there can be no assurance that the Company will not be treated as a PFIC under the income or asset test for the current taxable year or any future taxable year. For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. The Company may hold, directly or indirectly, interests in other entities that are PFICs ("Subsidiary PFICs"). If the Company is a PFIC, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such Subsidiary PFICs.

Although PFIC status is determined annually, an initial determination that the Company is a PFIC for a taxable year will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Common Shares or Warrants during a tax year in which the Company was a PFIC, whether or not the Company is classified as a PFIC in those subsequent years. As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year in which a U.S. Holder holds Common Shares or Warrants (regardless of whether the Company remains a PFIC for subsequent taxable years), a U.S. Holder would be subject to different tax rules depending on whether the U.S. Holder makes an election to treat the Company as a "qualified electing fund" (a "QEF Election"). As an alternative to making a QEF Election, a U.S. Holder should be able to make a "mark-to-market" election with respect to its Common Shares (but not with respect to Warrants), as discussed below. If the Company is a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of the Company's Subsidiary PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such Subsidiary PFICs. In addition, if a U.S. Holder owns Common Shares during any taxable year that the Company is a PFIC, such U.S. Holder must file an annual report with the IRS reflecting such ownership, regardless of whether a QEF Election or a mark-to-market election had been made.

Taxation of U.S. Holders Making a Timely QEF Election. In general, if the Company is treated as a PFIC, a U.S. Holder may be able to avoid the PFIC tax consequences described below in respect of its Common Shares (but not its Warrants) by making a timely and valid QEF Election (if eligible to do so) in the first taxable year in which such U.S. Holder held (or was deemed to hold) Common Shares and the Company is classified as a PFIC. Generally, a QEF Election should be made on or before the due date for filing such U.S. Holder's U.S. federal income tax return for such taxable year.

If a U.S. Holder timely makes a QEF Election with respect to its Common Shares (such electing U.S. Holder, an "Electing Holder"), each year the Electing Holder will be required to include in its income its pro rata share of the Company's (and any of the Company's subsidiaries that are PFIC Subsidiaries) ordinary earnings (as ordinary income) and net capital gains (as long-term capital gain), if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether the Company makes distributions to the Electing Holder (although an Electing Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the qualified electing fund rules, but if deferred, any such taxes will be subject to an interest charge). The Electing Holder's adjusted tax basis in the shares of the Company would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the Electing Holder's Common Shares and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of its Common Shares, and no additional tax will be imposed under the PFIC rules.

A U.S. Holder would make a QEF Election with respect to any year that the Company and any Subsidiary PFICs are treated as PFICs by filing IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with its U.S. federal income tax return for such year. Once made, the QEF Election will apply to all subsequent taxable years of the Electing Holder during which it holds Common Shares, unless the Company ceases to be a PFIC or such election is revoked by the Electing Holder with the consent of the IRS. In order to comply with the QEF Election requirements, an Electing Holder must receive a PFIC annual information statement from the Company. There can be no assurance that the Company will provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable such U.S. Holder to make and maintain a QEF Election. There is also no assurance that the Company will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

It is not entirely clear how various aspects of the PFIC rules apply to the Warrants, and U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of such rules to their Warrants in their particular circumstances. A U.S. Holder may not make a QEF Election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of Warrants (other than upon exercise of such Warrants), currently proposed Treasury Regulations relating to the treatment of options with respect to PFICs were finalized (or the principles therein were deemed self-executing) in their current form, and the Company were treated as a PFIC at any time during the U.S. Holder's holding period of such Warrants, then any gain recognized by such U.S. Holder upon a sale or other disposition of such Warrants (other than upon exercise of such Warrants) may be treated as an excess distribution, taxed as described below. If a U.S. Holder that exercises its Warrants properly makes a QEF Election with respect to the newly acquired Common Shares (or has previously made a QEF Election with respect to Common Shares), the QEF Election will apply to the newly acquired Common Shares. Notwithstanding such QEF Election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF Election, generally will continue to apply with respect to such newly acquired Common Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value, and any gain recognized on such deemed sale will be treated as an excess distribution, as described below. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Common Shares acquired upon the exercise of the Warrants. The application of the rules related to purging elections described above to a U.S. Holder of Warrants that already owns Common Shares is not entirely clear. U.S. Holders are strongly urged to consult with and rely solely upon their own tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

Taxation of U.S. Holders Making a "Mark-to-Market" Election. Alternatively, if the Company is treated as a PFIC for any taxable year and, as the Company anticipates, Common Shares are treated as "marketable stock," a U.S. Holder that holds Common Shares at the close of such U.S. Holder's taxable year may make a "mark-to-market" election with respect to such shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If made, a mark-to-market election would be effective for the taxable year for which the election is made and for all subsequent taxable years, unless Common Shares cease to qualify as "marketable stock" for purposes of the PFIC rules or the IRS consents to the revocation of the election.

If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Common Shares and in which the Company is treated as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described below in respect of its Common Shares. Instead, in general, such U.S. Holder would include as ordinary income in each taxable year the excess, if any, of the fair market value of its Common Shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in its Common Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. Such U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of its adjusted tax basis in its Common Shares over the fair market value of its Common Shares at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Such U.S. Holder's tax basis in its Common Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized by such U.S. Holder on the sale, exchange, or other disposition of its Common Shares would be treated as ordinary income, and any loss recognized on the sale, exchange, or other disposition of its Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election under the PFIC rules with respect to Common Shares would not apply to a Subsidiary PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that Subsidiary PFIC. Consequently, U.S. Holders of Common Shares could be subject to the PFIC rules with respect to income of Subsidiary PFICs, the value of which already had been taken into account indirectly via mark-to-market adjustments. Special rules may apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its Common Shares. Currently, a mark-to-market election may not be made with respect to Warrants.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. Finally, if the Company were treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF Election (including a late QEF Election with a purging election described below) or a mark-to-market election for that year (a "Non-Electing Holder") would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on its Common Shares during a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder during the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for its Common Shares) and (ii) any gain realized on the sale, exchange, or other disposition of its Common Shares. Under these special rules:

  the Non-Electing Holder's excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for its Common Shares or Warrants;
  the amount allocated to the Non-Electing Holder's taxable year in which the Non-Electing Holder received the excess distribution or realized the gain, or to the portion of the Non-Electing Holder's holding period prior to the first day of the Company's taxable year for which the Company was a PFIC, would be taxed as ordinary income; and
  the amount allocated to each of the other taxable years (or portions thereof) of the Non-Electing Holder would be subject to tax at the highest rate of tax in effect for the Non-Electing Holder for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year (or portion thereof).

If a U.S. Holder held Common Shares during a period when the Company was treated as a PFIC, but the U.S. Holder did not have a QEF Election in effect with respect to the Company (or held Warrants during a period when the Company was treated as a PFIC that were subsequently exercised for Common Shares), then in the event that the Company did not qualify as a PFIC for a subsequent taxable year, the U.S. Holder could elect to cease to be subject to the rules described above with respect to those shares by making a "deemed sale" election with respect to its Common Shares. If the U.S. Holder makes a deemed sale election, the U.S. Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of its Common Shares for their fair market value on the last day of the last taxable year for which the Company qualified as a PFIC (the "termination date"). The U.S. Holder would increase its basis in such Common Shares by the amount of the gain on the deemed sale described in the preceding sentence, and the amount of gain would be taxed as an excess distribution. Following a deemed sale election, the U.S. Holder would not be treated, for purposes of the PFIC rules, as having owned Common Shares during a period prior to the termination date when the Company qualified as a PFIC and would not be treated as owning PFIC stock thereafter unless the Company later qualifies as a PFIC. The holding period for such stock would begin the day after the termination date for purposes of the PFIC rules.

THE PFIC RULES (INCLUDING THE RULES WITH RESPECT TO THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION) ARE VERY COMPLEX, ARE AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE, AND THEIR APPLICATION IS UNCERTAIN. U.S. HOLDERS ARE STRONGLY URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE PFIC RULES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES AND ANY RESULTING TAX CONSEQUENCES.

Information Reporting and Backup Withholding

Dividends paid to U.S. Holders with respect to Common Shares and proceeds from the sale, exchange, or redemption of the Company's Securities may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund generally may be obtained, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including stock, securities, or cash) to the Company. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder's investment in "specified foreign financial assets" on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in the Company constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult with and rely solely upon their own tax advisors regarding the foreign financial asset and other reporting obligations and their application to their ownership of the Company's Securities.

THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF THE COMPANY'S SECURITIES. SUCH HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF OWNING THE COMPANY'S SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT (AND ANY POTENTIAL FUTURE CHANGES THERETO) OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND ANY INCOME TAX TREATIES.

Material Canadian Federal Income Tax Considerations

Subject to the limitations, assumptions and qualifications described herein and customary limitations, factual assumptions and qualifications in its legal opinion, it is the opinion of Burnet, Duckworth & Palmer LLP, Canadian tax counsel to the Company, that the material Canadian federal income tax considerations generally applicable to a person who is a beneficial owner of the Company's Securities immediately following the Business Combination (a "Holder") with respect to the ownership and disposition of such securities and who, at all relevant times, for purposes of the ITA (i) holds the Company's Securities as capital property, (ii) deals at arm's length with the Company, (iii) is not affiliated with the Company, (iv) that has not entered into a "derivative forward agreement" or "synthetic disposition arrangement" (as defined in the ITA) with respect to the Company's Securities, and (v) has not received or acquired its Company securities as compensation for its employment with Hammerhead or the Company or any of its subsidiaries or in connection with any employee stock option or executive compensation plan of Hammerhead or the Company or any of their respective subsidiaries are as described below. This discussion does not address any tax treatment of any other transactions occurring in connection with the Business Combination, including, but not limited to, the Company Amalgamation or the tax treatment of the Business Combination with respect to Hammerhead shareholders or securityholders. Generally, the Company securities will be considered to be capital property to a Holder provided the Holder does not hold the Company securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder that obtained the Company's Securities in exchange for Hammerhead Shares pursuant to the Business Combination. Such a Holder should refer to the description of Canadian federal income tax considerations in the Hammerhead Circular.

This summary is based upon the provisions of the ITA in force as of the date hereof, all specific proposals to amend the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the Canada-United States Tax Convention (1980) (the "Treaty"), and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency ("CRA") made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations with respect to the ownership and disposition of the Company's Securities and, except for the Proposed Amendments, does not take into account any changes in the law or administrative policy or assessing practice, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.  This summary does not take into account changes to the ITA which may be proposed in the Canadian federal budget for 2023, announced on March 28, 2023.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or prospective Holder of the Company's Securities, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders of the Company's Securities should consult with, and rely solely upon, their own tax advisors for advice with respect to the tax consequences to them of the ownership and disposition of the Company's Securities, having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the ITA, all amounts relating to the acquisition, holding or disposition of the Company's Securities must be converted into Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose, or such other rate of exchange as may be acceptable to the CRA. The amount of dividends, if any, required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Holder's cost of the Common Share acquired thereby will be the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Holder's adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all other Common Shares owned by the Holder as capital property at that time.

Holders Resident in Canada

This portion of the summary generally applies to a Holder who, at all relevant times, for purposes of the ITA, is or is deemed to be resident in Canada (a "Canadian Holder"). Certain Canadian Holders of Common Shares who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other "Canadian securities" (as defined in the ITA) owned by such Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the ITA. This election is not available in respect of Warrants. Canadian Holders should consult with, and rely solely upon, their own tax advisors regarding this election.

This portion of the summary is not applicable to a Canadian Holder (i) that is a "financial institution" (as defined in the ITA for the purposes of the mark-to-market rules), (ii) that is a "specified financial institution" (as defined in the ITA), (iii) an interest in which is, or for whom the Company securities would be, a "tax shelter investment" (as defined in the ITA), (iv) that has elected to report its "Canadian tax results" (as defined in the ITA) in a currency other than Canadian currency, or (v) that is a corporation resident in Canada and is or becomes (or does not deal at arm's length within the meaning of the ITA with a corporation resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of the Company's Securities, controlled by a non-resident person (or a group of such persons that do not deal at arm's length) for purposes of section 212.3 of the ITA. Any such Holder should consult with, and rely solely upon, its own tax advisor with respect to an investment in the Company's Securities. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Company's Securities.

Taxation of Canadian Holders of Warrants

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Canadian Holder generally will realize a capital loss equal to the Canadian Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading "Holders Resident in Canada-Taxation of Canadian Holders of Common Shares-Taxation of Capital Gains and Capital Losses."

Dispositions of Warrants

Upon a disposition (or a deemed disposition) of a Warrant (other than on the exercise thereof), a Canadian Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Warrant, to the Canadian Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the heading "Holders Resident in Canada-Taxation of Canadian Holders of Common Shares-Taxation of Capital Gains and Capital Losses."

Taxation of Canadian Holders of Common Shares

Dividends on Common Shares

Dividends received or deemed to be received on Common Shares held by a Canadian Holder will be included in the Canadian Holder's income for the purposes of the ITA.

Such dividends received by a Canadian Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the ITA normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Company as "eligible dividends." There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Taxable dividends received by a Canadian Holder who is an individual (other than certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the ITA. Canadian Holders who are individuals should consult with, and rely solely upon, their own tax advisors in this regard.

A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the ITA will treat a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. A Canadian Holder that is a "private corporation" or a "subject corporation" (each as defined in the ITA) may be liable under Part IV of the ITA to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the Canadian Holder's taxable income.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Canadian Holder (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally result in the Canadian Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Holders Resident in Canada-Taxation of Canadian Holders of Common Shares-Taxation of Capital Gains and Capital Losses."

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder in a taxation year must be included in the Canadian Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Canadian Holder in a taxation year must be deducted from taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the ITA. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. Canadian Holders to whom these rules may be relevant should consult with, and rely solely upon, their own tax advisors.

A Canadian Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation," as defined in the ITA, or a "substantive CCPC" (as proposed to be defined in the ITA as announced in the April 7, 2022 federal budget) may be liable to pay a refundable tax on its "aggregate investment income," which is defined in the ITA to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the ITA. Canadian Holders who are individuals should consult with, and rely solely upon, their own tax advisors in this regard.

Eligibility for Investment

Based on the current provisions of the ITA and subject to the provisions of any particular plan, provided that (i) the Common Shares are listed on a "designated stock exchange," within the meaning of the ITA (which currently includes the Nasdaq), or the Company is otherwise a "public corporation" (other than a "mortgage investment corporation") for purposes of the ITA, and (ii) in the case of Warrants, neither the Company nor any person with whom the Company does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of a RRSP, RRIF, RDSP, RESP, TFSA, or DPSP (each as defined below), the Company's Securities will be, at such time "qualified investments" under the ITA for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered disability savings plan ("RDSP"), a registered education savings plan ("RESP"), a tax-free savings account ("TFSA") or a deferred profit sharing plan ("DPSP"), each as defined in the ITA.

Notwithstanding the foregoing, if the Company's Securities are "prohibited investments," within the meaning of the ITA, for a particular RRSP, RRIF, RDSP, RESP or TFSA, the annuitant of the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax under the ITA. The Company's Securities will generally be a "prohibited investment" for these purposes if the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP, or the subscriber of the RESP, as applicable, (i) does not deal at arm's length with the Company for purposes of the ITA, or (ii) has a "significant interest," as defined in the ITA, in the Company. In addition, the Common Shares will generally not be a "prohibited investment" if the Common Shares are "excluded property" for purposes of the prohibited investment rules for an RRSP, RRIF, RDSP, RESP or TFSA. Annuitants under RRSPs or RRIFs, holders of TFSAs or RDSPs, and subscribers of RESPs should consult with, and rely solely upon, their own tax advisors as to whether the Common Shares will be prohibited investments in their particular circumstances.

Based on Proposed Amendments released on August 9, 2022 to implement tax measures applicable to first home savings accounts ("FHSAs") first proposed by the 2022 Federal Budget (Canada), FHSAs would be subject to the rules described above for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, and DPSPs for purposes of the ITA (such amendments are referred to as the "FHSA Amendments"). In particular, pursuant to the FHSA Amendments, it is expected that the Company's Securities will be qualified investments for an FHSA provided the conditions discussed above in relation to RRSPs, RRIFs, RDSPs, RESPs, TFSAs, and DPSPs are satisfied. In addition, the rules in respect of a "prohibited investment" are also proposed to apply to FHSAs and the beneficiaries thereof. The FHSA Amendments are proposed to come into force on January 1, 2023.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the ITA (i) is not, and is not deemed to be, resident in Canada, (ii) does not, and is not deemed to, use or hold the Company's Securities in, or in the course of carrying on, a business carried on in Canada, (iii) does not have a "permanent establishment" or "fixed base" in Canada, (iv) is not a person who carries on an insurance business in Canada and elsewhere, and (v) is not an "authorized foreign bank" (as defined in the ITA) (a "Non-Canadian Holder").

Taxation of Non-Canadian Holders of Warrants

Dispositions of Warrants

On a disposition of a Warrant (other than on the acquisition of a Common Share pursuant to the terms of Warrants, as discussed above), a Non-Canadian Holder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Canadian Holder unless the Warrant constitutes "taxable Canadian property" (as defined in the ITA) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention.

Generally, provided the Common Shares are listed on a designated stock exchange at the time of the disposition of a Warrant, the Warrant will not constitute taxable Canadian property of a Non-Canadian Holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the Warrant, the following conditions are satisfied concurrently (the "TCP Conditions"): (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder did not deal at arm's length, (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the ITA), "timber resource properties" (as defined in the ITA), and options in respect of, or interests in or for civil law rights in, any such properties whether or not the properties exist. A Warrant may also be deemed to be taxable Canadian property in certain other circumstances.

A Non-Canadian Holder that disposes of, or is deemed to have disposed of, a Warrant that constitutes "taxable Canadian property" and is not entitled to relief under an applicable income tax convention will generally be subject to the same tax consequences described above under "Holders Resident in Canada-Taxation of Canadian Holders of Common Shares-Taxation of Capital Gains and Capital Losses."

A Non-Canadian Holder contemplating a disposition of Warrants that may constitute taxable Canadian property should consult with, and rely solely upon, its tax advisor prior to such disposition.

Taxation of Non-Canadian Holders of Common Shares

Dividends on Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the Common Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax convention, which the Non-Canadian Holder is entitled to the benefits of, between Canada and the Non-Canadian Holder's country of residence. For instance, where the Non-Canadian Holder is a resident of the United States that is entitled to full benefits under the Treaty, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of Common Shares

On a disposition of a Common Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) a Non-Canadian Holder will not be subject to tax under the ITA in respect of any capital gain realized by such Non-Canadian Holder, unless the Common Shares constitute "taxable Canadian property" (as defined in the ITA) of the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax convention.

Generally, provided the Common Shares are listed on a designated stock exchange (which currently includes the Nasdaq) at the time of the disposition by a Non-Canadian Holder, the Common Shares will not constitute taxable Canadian property of such Non-Canadian Holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the Common Share, the TCP Conditions (described above under "Holders Not Resident in Canada-Taxation of Non-Canadian Holders of Warrants-Dispositions of Warrants") are met. A Common Share may also be deemed to be taxable Canadian property in certain other circumstances.

In the case of a Non-Canadian Holder that is: (i) a resident of the United States for purposes of the Treaty, and (ii) fully entitled to the benefits of the Treaty, any capital gain realized by the Non-Canadian Holder on a disposition of a Common Share that would otherwise be subject to tax under the ITA will generally be exempt from Canadian income tax pursuant to the Treaty provided that the value of the Common Share is not derived principally from real property situated in Canada (within the meaning of the Treaty) at the time of the disposition.

A Non-Canadian Holder that disposes of, or is deemed to have disposed of, a Common Share that constitutes "taxable Canadian property" and is not entitled to relief under an applicable income tax convention will generally be subject to the same tax consequences described above under "Holders Resident in Canada-Taxation of Canadian Holders of Common Shares-Taxation of Capital Gains and Capital Losses."

A Non-Canadian Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

F. Dividends and Payment Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to us at Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada T2P 1G1 or calling us at (403) 930-0560. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Alberta) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We also make available on our website's investor relations page, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a number of market risks, including changes in market prices, such as commodity prices, foreign exchange rates and interest rates that may affect the Company's income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return. For the fair value on the Company's risk management contracts, see the Commodity Price Risk section below.

Currency Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company's petroleum and natural gas sales are conducted in Canada and are denominated in Canadian dollars.

The Company is also exposed to currency risk in relation to its 2020 Senior Notes, which are denominated in U.S. dollars. A 10% strengthening (weakening) of the U.S. dollar would have contributed a $7.9 million increase (decrease) to the Company's net loss before tax for the year ended December 31, 2022 (year ended December 31, 2021 - $13.5 million), resulting from the revaluation of the 2020 Senior Notes.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the Credit Facility fluctuates with floating interest rates. The Company is exposed to interest rate risk related to borrowings drawn under its Credit Facility.

An increase (decrease) in the interest rates of 1% would have increased (decreased) interest expense by $1.1 million for the year ended December 31, 2022 (year ended December 31, 2021 - $1.1 million).

Commodity Price Risk

The Company's operational results and financial condition are largely dependent on the commodity price received for its oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors.

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted not only by the relationship between the Canadian and United States dollars but also worldwide economic events that influence supply and demand.

The Company enters into risk management contracts to manage its exposure to commodity price fluctuations, which have served to protect and provide certainty on a portion of the Company's cash flows. All risk management contracts entered into by the Company are entered into for purposes other than trading purposes. Risk management contracts are valued using valuation techniques with observable market inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations and third-party option valuation models. The models incorporate various inputs including the foreign exchange spot and forward rates, and forward curves and volatilities of the underlying commodity.

See Item 5 - "Operating and Financial Review and Prospects—Risk Management Contracts" for:

  the fair value of all risk management contracts outstanding as at December 31, 2022, by commodity type a summary of the terms of all outstanding risk management contracts as at December 31, 2022 a breakdown of all realized and unrealized gains and losses on risk management contracts recognized during the years ended December 31, 2022 and December 31, 2021.

The Company manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts. The Company assesses the effects of movement in commodity prices on income before tax. When assessing the potential impact of these commodity price changes, the Company believes a 10% volatility is a reasonable measure.

A 10% change in commodity prices would have resulted in the following impact to the Company's unrealized gain (loss) on risk management contracts and net income before tax, assuming all other variables including the Canadian dollar to United States dollar exchange rate, remained constant for the year ended December 31, 2022:

(Cdn$ thousands)	Increase 10%	Decrease 10%
Crude oil	(6,276)	6,276
Natural gas	(11,359)	11,450

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIE

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEED

A. - D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURE

A. - D.

Management's Conclusions Regarding Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2022. The Disclosure Controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at December 31, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered independent public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have evaluated whether there were changes to the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting, and no such changes were identified through their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Messrs. Hanlon, Charron and McDermott, with Mr. Hanlon serving as chairman of the committee. Each of the members of our audit committee each meet the independence requirements under the Nasdaq corporate governance rules, NI 52-110 and the Exchange Act. We have determined that Mr. Hanlon is our "audit committee financial expert" within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - "Directors, Senior Management and Employees".

ITEM 16B. CODE OF ETHICS

Our Board has adopted a code of ethics applicable our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a "code of ethics" within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at https://ir.hhres.com/corporate-governance/governance-overview. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Ernst & Young LLP (PCAOB ID: 1263) for certain services rendered to the Company during fiscal 2022 and fiscal 2021.

	For the year ended
C$ millions	December 31, 2022	December 31, 2021
Audit fees(1)	288,000	271,360
Audit-related fees(2)	452,550	-
Tax fees(3)	76,531	102,322
All other fees(4)	84,112	10,427
Total	901,193	384,109

(1)	"Audit fees" means the aggregate fees billed in each of the fiscal years for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements and review of our interim financial statements.

(2)	"Audit-related fees" includes assurance and related services reasonably related to the financial statement audit and not included in audit services, including those pertaining to the merger transaction.

(3)	"Tax fees" means the aggregate fees billed in each of the fiscal years for professional services rendered by Ernst & Young LLP for tax compliance and tax advice.

(4)	"All other fees" not included above including transaction related services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee reviews and pre-approves the scope and the cost of audit services related to us and permissible non-audit services performed by the independent auditors, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All of the services related to our company provided by Ernst & Young LLP listed above have been pre-approved by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. A summary of the significant differences can be found on our website at www.hhres.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18. - "Financial Statements".

ITEM 18. FINANCIAL STATEMENTS

Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Amalgamation of Hammerhead Energy Inc., incorporated by reference to Exhibit 1.1 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

1.2	Restated Articles of Incorporation of Hammerhead Energy Inc., incorporated by reference to Exhibit 1.2 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

1.3	By-Law No. 1 of Hammerhead Energy Inc., incorporated by reference to Exhibit 1.3 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

2.1	Amended and Restated Warrant Agreement by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 2.1 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

2.2	Warrant Assignment and Assumption Agreement by and among the Company, DCRD, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent, incorporated by reference to Exhibit 2.2 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

2.3	Amended and Restated Registration Rights Agreement by and among the Company and the holders named therein, incorporated by reference to Exhibit 2.3 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

2.4	Amended and Restated Indenture dated June 19, 2020 between Hammerhead, as issuer, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership, as guarantors and Computershare Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 6, 2022.

2.5*	Description of Securities.

4.1†	Business Combination Agreement, dated September 25, 2022 by and among DCRD, Hammerhead, NewCo and AmalCo, incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.2	Sponsor Support Agreement, dated as of September 25, 2022, by and among DCRD Sponsor, DCRD, NewCo, Riverstone Fund V and Hammerhead, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.3	Form of Hammerhead Shareholder Support Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.4	Form of Lock-up Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

4.5	Form of Director and Executive Officer Indemnification Agreement, incorporated by reference to Exhibit 4.5 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

4.6†‡	Fourth Amended and Restated Credit Agreement dated June 9, 2022 between Hammerhead, as borrower, Canadian Imperial Bank of Commerce, National Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on November 18, 2022.

4.7†‡	Consent and Second Amending Agreement dated December 15, 2022 between Hammerhead, as borrower, Canadian Imperial Bank of Commerce, Royal Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 21, 2022.

4.8§	Hammerhead Energy Inc. Legacy Share Award Plan, incorporated by reference to Exhibit 4.8 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

4.9§	Hammerhead Energy Inc. Legacy Share Option Plan, incorporated by reference to Exhibit 4.9 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

4.10§	Hammerhead Energy Inc. Equity Incentive Award Plan, incorporated by reference to Exhibit 4.10 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

4.11§	Hammerhead Energy Inc. Share Option Plan, incorporated by reference to Exhibit 4.11 to the Company's Shell Company Report on Form 20-F, filed with the SEC on March 1, 2023.

8.1*	List of subsidiaries of Hammerhead Energy Inc.

12.1*	Rule 13a-13(a)/15d-14(a) Certification of Chief Executive Officer.

12.2*	Rule 13a-13(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2022.

15.2	Reserve Report of McDaniel & Associates Consultants Ltd. as to reserves of Hammerhead Resources Inc. as of December 31, 2021, incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 23, 2022.

15.3	Reserve Report of McDaniel & Associates Consultants Ltd. As to reserves of Hammerhead Resources Inc. as of December 31, 2020, incorporated by reference to Exhibit 99.7 to the Company's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 23, 2022.

101.INS	XBRL Instance Document.

101.SCH	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

____________

*	Filed herewith.
†	Schedules to this exhibit have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
‡	Portions of this exhibit have been redacted in compliance with Instruction 4 as to Exhibits of Form 20-F. The omitted information is not material and is the type of information that the registrant customarily and actually treats as private and confidential.
§	Indicates a management contract or compensatory plan.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hammerhead Energy Inc.

By:  /s/ Scott Sobie___________________

        Name: Scott Sobie

        Title: President and Chief Executive

                    Officer

Date:  March 28, 2023

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of Hammerhead Resources Inc.

Audited Financial Statements of Hammerhead Energy Inc.

Consolidated Financial Statements

HAMMERHEAD RESOURCES INC.

As at December 31, 2022 and December 31, 2021

and for the years ended

December 31, 2022, December 31, 2021

and December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hammerhead Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Hammerhead Resources Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit (loss) and other comprehensive profit (loss), consolidated statements of changes in equity and consolidated statements of cash flows, for each of the years in the three year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hammerhead Resources Inc. as at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as Hammerhead Resources Inc.’s auditors since 2009.

Calgary, Canada

March 28, 2023

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at
(Cdn$ thousands)	Note	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash		8,833	12,239
Accounts receivable	20	89,235	49,433
Prepaid expenses and deposits		4,564	2,751
Risk management contracts	20	19,293	289
Total current assets		121,925	64,712

Property, plant and equipment	5	1,644,199	1,408,839
Total assets		1,766,124	1,473,551

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	20	135,547	116,866
Current portion of lease obligations	9	1,180	1,030
Risk management contracts	20	7,286	23,344
Total current liabilities		144,013	141,240

Bank debt	7	179,800	106,300
Term debt	8	78,932	134,747
Non-current portion of lease obligations	9	3,945	3,927
Risk management contracts	20	-	3,050
Warrant liability	11	21,971	11,360
Decommissioning obligations	10	23,115	29,569
Deferred tax liabilities	15	31,720	-
Total liabilities		483,496	430,193

SHAREHOLDERS' EQUITY
Common share capital	13	585,732	584,275
Preferred share capital	13	606,131	606,131
Contributed surplus		96,417	83,704
Deficit		(5,652)	(230,752)
Total shareholders' equity		1,282,628	1,043,358

Total liabilities and shareholders' equity		1,766,124	1,473,551

Commitments	22

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors,

/s/ Stewart Hanlon	/s/ Scott Sobie
Director and Audit Committee Chair	President and Chief Executive Officer

F-4 | Hammerhead Resources Inc.	Notes to Financial Statements

CONSOLIDATED STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS)

For the years ended
(Cdn$ thousands, except per share amounts)	Note	December 31, 2022	December 31, 2021	December 31, 2020
REVENUE
Oil and gas revenue	17	844,644	439,843	263,514
Royalties		(104,508)	(38,577)	(17,185)
Oil and natural gas revenue, net of royalties		740,136	401,266	246,329

RISK MANAGEMENT CONTRACTS
Realized (loss) gain on risk management contracts	20	(105,977)	(95,407)	66,121
Unrealized gain (loss) on risk management contracts	20	38,112	(16,649)	(18,353)
		(67,865)	(112,056)	47,768
OTHER INCOME		2,939	1,202	5,050
		675,210	290,412	299,147
EXPENSES
Operating		106,592	82,721	77,477
Transportation		69,683	62,044	57,393
General and administrative		22,268	21,565	21,838
Optimization fees	19	-	19,708	670
Transaction costs	4	19,080	-	-
Share-based compensation	14	10,044	14,039	7,155
Depletion and depreciation	5	147,168	127,333	135,184
Finance	18	25,497	21,264	37,344
Loss (gain) on foreign exchange		7,229	(350)	817
Loss (gain) on warrant revaluation	11	10,611	96	(3,981)
Loss (gain) on debt	8	218	-	(88,160)
Loss on asset disposition	6	-	13,813	-
Total expenses		418,390	362,233	245,737

Net profit (loss) and comprehensive profit (loss) before income taxes		256,820	(71,821)	53,410

Deferred income tax expense	15	31,720	-	-
Net profit (loss) and comprehensive profit (loss)		225,100	(71,821)	53,410

Net profit (loss) per common share
Basic		0.51	(0.24)	0.09
Diluted		0.21	(0.24)	0.05

See accompanying notes to the consolidated financial statements.

F-5 | Hammerhead Resources Inc.	Notes to Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended
(Cdn$ thousands)	Note	December 31, 2022	December 31, 2021	December 31, 2020

Common share capital
Balance, beginning of period		584,275	583,483	583,483
Long term retention program	13	-	527	-
Exercise of restricted share units	13	1,457	265	-
Balance, end of period		585,732	584,275	583,483

Preferred share capital
Balance, beginning of period		606,131	571,154	468,338
Issued in private placement, net of share issue costs	13	-	34,977	91,577
Issued on exercise of purchase warrants		-	-	11,239
Balance, end of period		606,131	606,131	571,154

Contributed surplus
Balance, beginning of period		83,704	65,311	56,959
Recognized under share-based compensation plans	14	14,157	18,658	8,352
Exercise of restricted share units		(1,444)	(265)	-
Balance, end of period		96,417	83,704	65,311

Deficit
Balance, beginning of period		(230,752)	(158,931)	(212,341)
Net profit (loss)		225,100	(71,821)	53,410
Balance, end of period		(5,652)	(230,752)	(158,931)

Total shareholders' equity, beginning of period		1,043,358	1,061,017	896,439
Total shareholders' equity, end of period		1,282,628	1,043,358	1,061,017

See accompanying notes to the consolidated financial statements.

F-6 | Hammerhead Resources Inc.	Notes to Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended
(Cdn$ thousands)	Note	December 31, 2022	December 31, 2021	December 31, 2020
OPERATING ACTIVITIES
Net profit (loss)		225,100	(71,821)	53,410
Adjustments for non-cash items:
Unrealized (gain) loss on risk management contracts	20	(38,112)	16,649	18,353
Share-based compensation	14	10,044	14,039	7,155
Depletion and depreciation	5	147,168	127,333	135,184
Finance, non-cash	18	13,414	14,685	10,209
Unrealized loss (gain) on foreign exchange		4,804	(341)	813
Loss (gain) on warrant revaluation	11	10,611	96	(3,981)
Deferred income tax expense	15	31,720	-	-
Settlement of decommissioning obligations	10	(123)	-	-
Loss (gain) on debt	8	218	-	(88,160)
Loss on asset disposition		-	13,813	-
Non-cash settlement under long term retention program		-	527	-
Gain on farmout transaction		-	-	(3,496)
Realized foreign exchange loss on debt repayment		5,168	-	-
Change in non-cash working capital	16	(38,657)	6,131	(9,801)
Net cash from operating activities		371,355	121,111	119,686

FINANCING ACTIVITIES
Drawdown of bank debt		209,500	51,500	23,300
Repayment of bank debt		(136,000)	(108,800)	(149,700)
Repayment of term debt	8	(78,621)	-	-
Debt transaction costs	8	(218)	-	(1,186)
Issued Series IX first preferred shares, net of issue costs	13	-	34,977	102,512
Proceeds from common shares issued		14	-	22
Payment of lease obligations		(1,283)	(1,441)	(1,522)
Net cash used in financing activities		(6,608)	(23,764)	(26,574)

INVESTING ACTIVITIES
Additions to property, plant and equipment ("PP&E")	5	(383,876)	(138,544)	(94,362)
Proceeds from asset disposition		-	10,027	-
Net change in accounts payable related to the addition of PP&E	16	15,723	37,337	(18,966)
Net cash used in investing activities		(368,153)	(91,180)	(113,328)

Net change in cash		(3,406)	6,167	(20,216)
Cash, beginning of period		12,239	6,078	26,450
Foreign exchange revaluation		-	(6)	(156)
Cash, end of period		8,833	12,239	6,078

See accompanying notes to the consolidated financial statements.

F-7 | Hammerhead Resources Inc.	Notes to Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

1. REPORTING ENTITY

Hammerhead Resources Inc. ("HHR" or the "Company") is an oil and natural gas exploration, development and production company. HHR's reserves, producing properties and exploration prospects are located in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The Company conducts certain of its operating activities jointly with others through unincorporated joint arrangements and these consolidated financial statements reflect only the Company's share of assets, liabilities, revenues and expenses under these arrangements. The Company conducts all of its principal business in one reportable segment.

Hammerhead Resources Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta). On March 11, 2019, the Company incorporated a wholly owned subsidiary, "Prairie Lights Power GP Inc.", and formed an associated limited partnership; "Prairie Lights Power Limited Partnership", in order to initiate a power related project. The project has no active operations as at the date of these annual consolidated financial statements.

The Company is controlled by Riverstone Holdings LLC ("Riverstone"). The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1.

2. BASIS OF PRESENTATION

(a) Statement of compliance

These annual consolidated statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company's significant accounting policies under IFRS are presented in note 3. The annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on March 28, 2023 (the "Financial Statements").

(b) Basis of measurement

The Financial Statements have been prepared on a historical cost basis except for the warrant liability (note 11) and the risk management contracts (note 20), which are measured at fair value.

(c) Functional and presentation currency

The Financial Statements are presented in Canadian dollars ("Cdn$"), which is also the Company's functional currency. All references to US$ or USD are to United States dollars.

(d) Use of estimates and judgements

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

F-8 | Hammerhead Resources Inc.	Notes to Financial Statements

(i) Reserves

Reserves engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas. The process relies on interpretations of available geological, geophysical, engineering, economic and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgement of those preparing the estimate. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates and estimates of future net revenue may be different from the sales volumes ultimately recovered and net revenues actually realized. Changes in market conditions, regulatory matters and the results of subsequent drilling, testing and production may require revisions to the original estimates. Estimates of reserves impact: (i) the assessment of whether or not a new well has found economically recoverable reserves; (ii) depletion rates; (iii) the determination of net recoverable amount of oil and gas properties for impairment assessment and measurement, and (iv) the determination of reserve lives which affect the timing of decommissioning activities, all of which could have a material impact on earnings and financial positions. HHR's reserves have been evaluated at December 31, 2022 and 2021 by independent third-party professional engineers, who work with information provided by the Company to evaluate reserves in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

(ii) Property, plant and equipment

HHR's oil and gas assets are grouped into a cash generating unit ("CGU"). A CGU is the lowest level of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs require significant judgement and interpretation with respect to the integration between assets, geological formation, geographical proximity, the existence of common sales points and shared infrastructures, product type, similar exposure to market risk and the way in which management monitors its operations. The recoverability of HHR's oil and gas assets is assessed at the CGU level, and therefore, the determination of a CGU's costs could have a significant impact on impairment losses or impairment reversals.

Judgements are required to assess when impairment indicators are evident and impairment testing is required. The Company monitors internal and external indicators of impairment relating to its tangible assets. The recoverable amounts of the Company's CGU is determined based on the higher of the present value of value-in-use calculations and fair value less costs of disposal. Recoverable amounts calculated for impairment testing are based on estimates of future commodity prices, expected volumes, quantity of reserves and discount rates as well as future development costs, royalties and operating costs. These calculations require the use of estimates and assumptions, which by their nature, are subject to measurement uncertainty. In addition, judgement is exercised by management as to whether there have been indicators of impairment or of impairment reversal. Indicators of impairment or impairment reversal may include, but are not limited to a change in: the market value of assets, asset performance, estimates of future prices, royalties and costs, estimated quantity of reserves and appropriate discount rates.

(iii) Depletion

Oil and natural gas development and production assets are depleted on a unit-of-production basis at a rate calculated by reference to proved plus probable reserves determined in accordance with NI 51-101 and incorporate the estimated future cost of developing and extracting those reserves.

(iv) Provisions for decommissioning liability costs

Amounts recorded for decommissioning liabilities and the related accretion expense require the use of estimates with respect to the amount and timing of decommissioning expenditures, inflation rates and interest rates. Actual costs and cash outflows can differ from estimates because of changes in law and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology. Decommissioning liabilities are recognized in the period when it becomes probable that there will be a future cash outflow.

F-9 | Hammerhead Resources Inc.	Notes to Financial Statements

(v) Leases

Management applies judgement in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease within the scope of IFRS 16. Leases that are recognized are subject to further management judgement and estimation in various areas specific to the arrangement.

Where a contract is identified as containing a lease, the Company recognizes a right-of-use asset and a corresponding lease obligation on the statement of financial position, as of the date the asset becomes available for use.

The right-of-use assets is measured at cost, comprised of; the initial measurement of the lease liability; the lease payments made at or before the commencement date, net of lease incentives received; the direct costs incurred; and an estimate of the costs to be incurred in restoring the underlying asset to the condition required by the terms of the lease.

The lease liability is measured as the present value of the future lease payments, including; fixed payments, net of incentives received; variable lease payments that depend on an index or a rate; amounts expected to be payable under residual value guarantees, the exercise price of a purchase option if there is reasonable certainty the option will be exercised; and payments of penalties for terminating the lease, if the lease term reflects exercising the option to terminate.

After initial recognition, the right-of-use asset is amortized over the shorter of the useful life of the asset and the lease term, with the depreciation expense recognized in the statement of profit (loss). The carrying amount of the lease liability is increased to reflect interest on the lease and reduced to reflect the lease payments made.

Amendments to the lease could result in a reassessment or modification of the lease liability and the corresponding right-of-use asset. Such amendments may include, but are not limited to, a change in the lease term, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be payable under a residual value guarantee, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, a change in the scope of the lease resulting from the addition or removal of the right to use one or more underlying assets, and a change in the consideration for the lease.

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew by considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations is estimated using a discount rate similar to HHR's company-specific incremental borrowing rate. This rate represents the rate that HHR would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security in a similar economic environment.

(vi) Share-based compensation

Compensation costs recorded pursuant to share-based compensation plans are subject to the estimated fair values of the awards on the grant date and the estimated number of units that will ultimately vest. The Company uses the Black-Scholes option valuation model to estimate the fair value of options, which requires the Company to determine the most appropriate inputs including the expected life of the options, volatility, forfeiture rates, risk free interest rates and future dividends, which by nature are subject to measurement uncertainty.

F-10 | Hammerhead Resources Inc.	Notes to Financial Statements

(vii) Tax asset valuation and utilization

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex and requires making certain estimates and assumptions. HHR recognizes net deferred tax benefits related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(viii) Fair value determination

The determination of fair value requires judgement and is based on market information, where available and appropriate. Fair value is best evidenced by an independent quoted market price for the same asset or liability in an active market. However, quoted market prices and active markets do not always exist. In those instances, fair valuation techniques are used. The Company applies judgement in determining the most appropriate inputs and the weighting ascribed to each such input as well as its selection of valuation methodologies. The calculation of fair value is based on market conditions as at each reporting date and may not be reflective of ultimate realizable value.

(ix) Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include Black-Scholes option valuation model and forward pricing and swap models. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, volatilities of commodity prices and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net profit (loss) and other comprehensive profit (loss).

(x) Warrant liability

The estimated fair value of the warrant liability depends on judgements regarding several key assumptions including volatility, projected and current share price, risk free rate, as well as likelihood and timing of a future liquidity event, among other considerations. Fluctuations in any of these assumptions could result in material differences in the warrant valuation.

(xi) Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events, including estimates and amounts of future cash flows.

(xii) Capitalized general and administrative costs

The Company capitalizes general and administrative costs that are directly related to bringing an asset to a position in which it can be used to generate future economic benefits. Amounts recorded as capitalized general and administrative costs require the use of estimates and judgements and are, by nature, subject to measurement uncertainty.
F-11 | Hammerhead Resources Inc.	Notes to Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these Financial Statements.

(a) Basis of consolidation

At December 31, 2022, the Financial Statements included the accounts of HHR and its wholly owned subsidiaries, including Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership. Subsidiaries are consolidated from the date the Company obtains control and continues to be consolidated until the date such control ceases. Control is achieved when HHR is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All inter-entity transactions have been eliminated upon consolidation between HHR and its subsidiaries in these Financial Statements. HHR's operations are viewed as a single operating segment by the chief operating decision maker of the Company for the purpose of resource allocation and assessing performance.

(b) Joint arrangements

HHR conducts some of its oil and gas activities through joint operations. A joint operation is a type of joint arrangement over which two or more parties have joint control and rights to the assets and obligations for the liabilities relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. HHR does not have any joint arrangements that are material to the Company, or that are structured using separate vehicles. In relation to its interests in joint operations, HHR recognizes in the Financial Statements its share of assets, liabilities, revenues and expenses of the arrangements.

(c) Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when, or as, HHR satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service. The transfer of control of crude oil, natural gas and natural gas liquids coincides with title passing to the customer and the customer taking physical possession. HHR satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. While the transaction price is variable under the terms of the contract, at the time of delivery, there is only a minimal risk of a change in the transaction price to be allocated to the volume sold. Accordingly, at the point of sale there is not a significant risk of revenue reversal relative to the cumulative revenue recognized and there is no need to constrain any variable consideration. The amount of revenue recognized is based on the agreed upon transaction price, whereby any variability in revenue is related specifically to the Company's efforts to deliver production. Therefore, the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, HHR's revenue is recognized in the month of delivery.

(d) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates during the year. The corresponding realized and unrealized gains and losses from foreign currency translations are recognized in the consolidated statement of profit (loss).

(e) Financial instruments

Financial derivative instruments

Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.

F-12 | Hammerhead Resources Inc.	Notes to Financial Statements

The Company has not designated any of its financial derivative contracts as effective accounting hedges, and therefore has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, all financial derivative contracts are measured at fair value, with any gains and losses recorded in the consolidated statement of profit (loss).

The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.

Financial assets and liabilities

HHR's financial assets and financial liabilities are classified into two categories: Amortized Cost and Fair Value through Profit and Loss ("FVTPL"). The classification of financial assets is determined by their context in HHR's business model and by the characteristics of the financial asset's contractual cash flows. HHR does not classify any of its financial instruments as Fair Value through Other Comprehensive Income.

At initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on classification of the financial instrument as described below:

• Amortized Cost: Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt are measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows. The financial assets and financial liabilities are subsequently measured at amortized cost using the effective interest method.

• FVTPL: Risk management contract assets and liabilities are measured initially at FVTPL and are subsequently measured at fair value with changes in fair value recognized in the consolidated statements of profit (loss) and comprehensive profit (loss).

Impairment of financial assets

Impairment losses are recognized using an expected credit loss model. The Company has adopted the simplified expected credit loss model for its accounts receivable, which permits the use of the lifetime expected loss provision. To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and days past due. The Company uses judgement in making these assumptions and selecting the inputs into the expected loss calculation based on past history, existing market conditions and forward looking estimates at the end of each reporting period.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
F-13 | Hammerhead Resources Inc.	Notes to Financial Statements

(f) Property, plant and equipment ("PP&E")

PP&E primarily consists of petroleum and natural gas development and production assets, and is measured at cost less accumulated depletion and depreciation and accumulated impairment losses. These costs include property acquisitions, development drilling, completions, gathering and infrastructure, estimated decommissioning costs and transfers from E&E.

Once technical feasibility and commercial viability has been met, all costs directly attributable to bringing an asset to the location and condition necessary for use are capitalized; this includes cash and non-cash overhead charges associated with staff dedicated to capital projects. Costs of replacing components of equipment are recognized as PP&E only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are expensed as incurred. Such capitalized amounts generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves.

The gain or loss from the divestitures of PP&E is recognized in the consolidated statements of profit (loss). In addition, risk-sharing agreements in which the Company cedes a portion of its working interest to a third-party are generally considered to be disposals of PP&E, potentially resulting in a gain or loss on disposition.

Exchanges of assets within PP&E are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset received, unless the fair value of the asset given up is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset given up. The gain or loss on derecognition of the asset given up is recognized in profit (loss).

An asset within PP&E is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in profit (loss) in the period in which the item is derecognized.

(g) Depletion and depreciation

Development and production costs are accumulated on a CGU basis ("depletion units"). The net carrying value of each depletion unit is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually. Undeveloped land is not depreciated.

Proved plus probable reserves are estimated annually by independent and qualified reserve evaluators and represent the estimated quantities of petroleum and natural gas which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves are the remaining quantities of, petroleum and natural gas from known accumulations estimated to be recoverable from a given date forward. The estimates of reserves are determined from drilling, geological, geophysical and engineering data based on established technology and specified economic conditions. For depletion purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

For other assets, depreciation is recognized in profit (loss) on a straight-line basis over the estimated useful life of three years of each part of an item of property and equipment. Leasehold improvements are depreciated over the term of the lease. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
F-14 | Hammerhead Resources Inc.	Notes to Financial Statements

(h) Impairment

The Company reviews the carrying value of its PP&E at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's estimated recoverable amount is calculated.

For the purpose of impairment testing, PP&E assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets, known as a CGU. The recoverable amount of a CGU is the greater of its value in use ("VIU") and its fair value less costs of disposal ("FVLCD").

FVLCD is defined as the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal or in the case of a lack of comparable transactions, based upon discounted after tax cash flows. The Company calculates FVLCD by reference to the after-tax future cash flows expected to be derived from production of proved plus probable reserves, less estimated selling costs. The estimated after-tax future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.

An impairment loss is recognized in the consolidated statements of profit (loss) if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses previously recognized are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount and is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

(i) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease liability is recognized at the commencement date of the lease term as the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lease term. Interest expense is recognized on the lease liability using the effective interest rate method and payments are applied against the lease liability.

(j) Provisions and contingencies

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the best estimate of discounted future cash outflows.

Decommissioning obligations

The Company's activities give rise to dismantling, decommissioning and site disturbance remediation activities. Asset retirement obligation estimates capitalized to PP&E are included in the depletable base. Decommissioning obligations are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the consolidated statement of financial position date. The present value of the estimated obligation is recorded as a liability with a corresponding increase in the carrying amount of the related asset. The obligation is subsequently adjusted at the end period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as accretion costs whereas increases or decreases due to changes in the estimated future cash flows or changes in the real rate are capitalized. Actual costs incurred upon settlement or towards the settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

F-15 | Hammerhead Resources Inc.	Notes to Financial Statements

Contingencies

Contingent liabilities are disclosed when HHR has a possible obligation arising from a past event and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly under its control, or when HHR has a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability. When a contingency is substantiated by confirming events, can be reliably measured and will likely result in an economic outflow, a liability is recognized in the Financial Statements as the best estimate required to settle the obligation.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the Financial Statements.

(k) Income taxes

Total income tax expense is composed of both current and deferred income taxes. Current income tax expense is the expected income tax payable on the taxable income for the current year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to income tax payable in respect of previous periods.

Deferred tax is recognized on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are reversed, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to do so, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or equity in the period in which the change occurs, depending on where the original deferred tax item was recorded.

(l) Finance expense

Finance expense includes interest expense on borrowings, amortization of debt issue costs, and accretion of decommissioning obligations and office lease provisions due to the passage of time. All borrowing costs are recognized in finance expense using the effective interest method.

(m) Share-based compensation

The Company's share-based compensation plans are all equity settled awards. Under the Company's share-based compensation plans, options, performance shares and restricted share units ("RSUs") are granted to directors, officers, and employees, whereby services are rendered as consideration for equity instruments. The fair value of options, performance shares and RSUs granted is estimated at the date of grant using a Black-Scholes valuation model and adjusted to reflect the number of awards that are expected to fully vest. The compensation cost of the options, performance shares and RSUs is recognized, together with the corresponding increase in contributed surplus, over the vesting period. Upon exercise of the options, consideration paid by the option holders and the value in contributed surplus pertaining to the exercised options are recorded as share capital.

(n) Per share amounts

Basic profit (loss) per common share is calculated by dividing profit (loss) for the period attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Profit (loss) attributable to common shareholders is calculated as net profit (loss), adjusted for the impact of any preferred share cumulative dividends earned in the period, as computed on a cash basis.

F-16 | Hammerhead Resources Inc.	Notes to Financial Statements

Diluted profit (loss) per common share is calculated giving effect to the potential dilution that would occur if all outstanding "in-the-money" stock options and RSUs were exercised, all dilutive convertible preferred shares were exercised or converted to common shares, and all dilutive share purchase warrants were exercised. Potential ordinary shares are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share or increase loss per share from continuing operations.

For HHR options and RSUs, the number of dilutive common shares is determined using the treasury stock method.

For HHR's convertible preferred shares with cumulative dividends, dividends can be paid in cash or as paid-in-kind ("PIK") at the Company's option. IAS 33 Earnings per Share requires the Company to presume that the dividends will be settled in ordinary shares for the purposes of computing diluted earnings per share. As a result, net profit (loss) is increased by the cash value of the cumulative dividends earned in the period, and originally adjusted for in basic earnings per share. The number of dilutive common shares is subsequently determined by adding the weighted average number of preferred shares outstanding, including all PIK dividends accrued to date, on an as-converted basis.

For HHR's warrants with a dilutive impact, net profit (loss) is adjusted by the change in profit (loss) that would result from the conversion of the warrants into common shares. The number of dilutive common shares is determined using the treasury stock method.

(o) Government grants

The Company may receive government grants which provide immediate financial assistance as compensation for costs or expenditures to be incurred. Government grants are accounted for when there is reasonable assurance that conditions attached to the grants are met and that the grants will be received. The Company recognizes government grants in profit (loss) on a systematic basis and in line with recognition of the expense that the grants are intended to compensate. Government grants related to expenses or losses already incurred are recognized in profit (loss) by deducting the grant from its related expense in the period in which it becomes receivable. Government grants related to assets are presented in the consolidated statement of financial position and are amortized into profit (loss) on a systematic basis over the life of the depreciable asset as a reduced depreciation expense.

(p) Changes in accounting standards

On May 14, 2020, the International Accounting Standard Board published amendments IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and IFRS 1 First-time Adoption of International Financial Reporting Standards; all which were effective for periods beginning on or after January 1, 2022. The Company has adopted these amendments and determined no significant impact to the Company's Consolidated Financial Statements.

(q) Future accounting pronouncements

The IASB has announced amendments to accounting standards and interpretations and new accounting standards that are effective for annual periods beginning on or after January 1, 2023.  These standards and interpretations have not been applied to the consolidated financial statements. Hammerhead does not expect that these changes will have a material impact on the Company’s consolidated financial statements on adoption.
F-17 | Hammerhead Resources Inc.	Notes to Financial Statements

4. BUSINESS COMBINATION

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with Decarbonization Plus Acquisition Corporation IV ("DCRD"), an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. ("HEI"). Also pursuant to the plan of arrangement, Hammerhead Resources Inc. amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.  The transaction is considered a business combination under common control, and is accounted for under IFRS 2 Share Based Payment as it does not meet the definition of a business comination under IFRS 3 Business Combinations.

HEI's common shares and warrants are publicly traded on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “HHRS” and “HHRSW”, respectively and the Toronto Stock Exchange (“TSX”) under the symbols “HHRS” and “HHRS.WT,” respectively.

As a result of the combination, the Company's common shares, preferred shares, and 2020 warrants have been exercised if applicable, and converted to Class A common shares of HEI. The 2013 warrants were settled for a cash payment of $0.028 per warrant. The limited recourse loans of $5.8 million were terminated. HEI issued a combined total of 90,778,275 common shares and 28,549,991 warrants to the shareholders of Hammerhead and DCRD.

Transaction costs incurred directly by the Company for the year ended December 31, 2022 in connection with the transaction were $19.1 million.
F-18 | Hammerhead Resources Inc.	Notes to Financial Statements

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

The following table reconciles movements of PP&E during the year:

(Cdn$ thousands)	Development and Production Assets	Corporate Assets	Right-of-Use Assets	Total
PP&E, at cost:
Balance - December 31, 2020	2,031,343	9,722	3,266	2,044,331
Additions	143,170	1,204	3,145	147,519
Dispositions	(51,360)	-	-	(51,360)
Balance - December 31, 2021	2,123,153	10,926	6,411	2,140,490
Additions	379,220	1,857	1,451	382,528
Balance - December 31, 2022	2,502,373	12,783	7,862	2,523,018

Accumulated depletion and depreciation
Balance - December 31, 2020	621,093	6,107	1,470	628,670
Depletion and depreciation	125,111	1,481	741	127,333
Dispositions	(24,352)	-	-	(24,352)
Balance - December 31, 2021	721,852	7,588	2,211	731,651
Depletion and depreciation	144,133	1,982	1,053	147,168
Balance - December 31, 2022	865,985	9,570	3,264	878,819

Net book value - December 31, 2021	1,401,301	3,338	4,200	1,408,839
Net book value - December 31, 2022	1,636,388	3,213	4,598	1,644,199

At December 31, 2022, an estimated $2.8 billion in future development costs associated with the proved plus probable undeveloped reserves were included in the calculation of depletion (December 31, 2021 - $2.4 billion, and year ended December 31, 2020 - $2.5 billion).

(a) Capitalization of General and Administrative and Share-Based Compensation Expenses

During the year ended December 31, 2022, $5.1 million (year ended December 31, 2021 - $4.7 million and year ended December 31, 2020 - $2.3 million) of directly attributable general and administrative expenses and $4.1 million (year ended December 31, 2021 - $4.6 million and year ended December 31, 2020 - $1.2 million) of share-based compensation expenses were capitalized to PP&E assets. These amounts directly related to development activities conducted during the period.

(b) Impairment

At December 31, 2022 and 2021, the Company assessed its production and development assets for indicators of impairment and none were noted.
F-19 | Hammerhead Resources Inc.	Notes to Financial Statements

6. DISPOSITION

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Proceeds from disposition	-	10,027	-
PP&E after net accumulated depletion and depreciation	-	(27,008)	-
Decommissioning liabilities disposed	-	3,168	-
Loss on disposition	-	(13,813)	-

During the year ended December 31, 2021, HHR disposed of certain non-core assets and undeveloped land for gross proceeds of $10.0 million, resulting in a loss on disposition of $13.8 million.

7. BANK DEBT

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Syndicated facility	164,800	106,300
Operating facility	15,000	-
Total bank debt outstanding	179,800	106,300

The Company's bank debt is held in a credit facility with a syndicate of lenders.  On June 9, 2022, the Company amended its existing Credit Facilities pursuant to the 2022 Credit Agreement.  Under the amended agreement, the maximum aggregate principal amount of the Credit Facilities was increased to $300.0 million, consisting of a $280.0 million revolving syndicated facility and a $20.0 million operating facility.

On December 15, 2022, the Company further amended its existing credit facility, increasing the aggregate principal borrowing base to $350.0 million, consisting of a $330.0 million revolving syndicated facility and a $20.0 million operating facility. The amended credit facility agreement has a term date of May 31, 2023 and a maturity date of May 31, 2024, with an option to extend for an additional 364 days at the lenders' discretion. The total outstanding balance is due on the maturity date.

Under the amended credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semi-annually as of May 31st and November 30th of the respective year.

As at December 31, 2022, Hammerhead was compliant with all covenants and cross default clauses stated in the amended credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the Company and its subsidiary's assets.

Amounts borrowed in Canadian dollars under the amended credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and amortization. The amended credit facility also includes standby fees on balances not drawn.

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Letters of Credit

The Company has guaranteed letters of credit in both Canadian and US dollars. On November 31, 2020, the CAD denominated letters of credit were transferred to Export Development Canada ("EDC"), and on August 17, 2021 the USD Denominated letters of credit were also transferred to EDC. As at December 31, 2022 and December 31, 2021, the Company's Canadian dollar denominated letters of credit were guaranteed through Export Development Canada ("EDC") and totaled $13.8 million and the Company's US dollar denominated letters of credit totaled US$0.7 million (Cdn$0.9 million).
F-20 | Hammerhead Resources Inc.	Notes to Financial Statements

8. TERM DEBT

(Cdn$ thousands)	December 31, 2022	December 31, 2021
2020 Senior Notes - outstanding principal	120,648	120,648
Principal repayment, net of outstanding PIK interest [1]	(42,414)	23,374
Foreign exchange revaluation [2]	698	(9,275)
Total carrying value of long-term debt	78,932	134,747

1 The Company repaid $78.6 million of principal on its 2020 Senior Notes. The repayment is netted with the accumulated PIK interest of $32.1 million. Total accrued unpaid PIK as at December 31, 2022 is $4.1 million.

2  The term debt is issued in US dollars and is revalued to Canadian dollars at each reporting period, using the period end foreign exchange rate.

Term debt consists of the 2020 Senior Notes, which have a maturity date of July 10, 2024.  The notes bear interest at 12% per annum and provide the option of paying interest as cash or as paid-in-kind (“PIK”). PIK interest is added to the principal balance and is due on maturity.

If a change of control or a specified asset disposition occurs, each holder of the 2020 Senior Notes has the right to require Hammerhead to purchase all or any part of the holder’s 2020 Senior Notes for cash, at a price equal to 101% of the principal amount repurchased plus accrued and unpaid interest (“the Put Option”). While the Put Option met the definition of an embedded derivative, it is considered to be closely related to the underlying value of the term debt.

As at December 31, 2022, the Company was in compliance with all covenants related to term debt. There are no maintenance financial covenants related to the 2020 Senior Notes; however, there are standard business operating covenants, as well as covenants that may limit Hammerhead’s ability to incur additional debt.

2022 Debt Repayment

On September 26, 2022, the Company repaid, at par value, US$59.3 million of principal and accrued interest on its 2020 Senior Notes, reducing the aggregate principal balance outstanding down to US$56.5 million. The debt repayment was accounted for in accordance with IFRS 9 Financial Instruments, with the transaction costs of $0.2 million related to the settlement recognized as part of the loss on debt repayment.

The following table summarizes the calculation of the loss on repayment of the 2020 Senior Notes:

(Cdn$ thousands)
Net carrying amount of 2020 Senior Notes, prior to repayment	78,621
Less principal repaid	(78,621)
Transaction costs incurred	(218)
Loss on debt	(218)

On settlement of US$57.9 million of principal, $5.2 million of the accumulated unrealized loss recognized was reclassed to realized foreign exchange loss on the statement of profit (loss). The realized foreign exchange loss on debt was offset with a $3.2 million realized foreign exchange gain from the settlement of a foreign currency hedge.

2020 Debt Redemption

On July 10, 2017, the Company issued US$160.0 million unsecured senior notes due July 10, 2022 through a private placement  (the "2017 Senior Notes"). Proceeds net of fees, discounts and costs totaled US$148.0 million. The 2017 Senior Notes were  carried at amortized cost, net of discounts and debt issue costs of US$12.0 million and C$0.3 million. The 2017 Senior Notes bore interest at 9% per annum, payable semi-annually in arrears on July 15 and January 15.

On June 19, 2020, the Company amended its existing senior note agreement whereby the holders of the 2017 Senior Notes  approved an initial debt redemption of US$48.0 million, reducing the aggregate principal balance owing from US$160.0 million to US$112.0 million (the "2020 Senior Notes"). The maturity date of the 2020 Senior Notes was extended to July 10, 2024 and bears interest at 12% per annum. Under the amended agreement, the Company has the option of paying interest as cash or as paid-in-kind ("PIK"). PIK interest is added to the principal payable balance of the 2020 Senior Notes and is due on maturity. Under the 2020 Senior Notes agreement, the Company was granted an additional debt redemption of US$24.0 million, subject to the receipt of an additional equity draw on the June 2020 Investment Agreement on or before September 30, 2020. On September 29, 2020, the Company received an additional equity investment of $25.0 million and subsequently redeemed US$24.0 million related to the 2020 Senior Notes principal balance on October 10, 2020 for a total cost of US$1.0 dollar.

F-21 | Hammerhead Resources Inc.	Notes to Financial Statements

The June 19, 2020 debt redemption of US$48.0 million related to the 2017 Senior Notes was treated as a debt extinguishment in accordance with IFRS 9 Financial Instruments, as the debt redemption resulted in substantially different terms and cash flows.

For the year ended December 31, 2020, the Company recognized a gain on debt redemption of $88.2 million.

9. LEASE OBLIGATIONS

The Company incurs lease payments related to office facilities in Calgary and Grande Prairie, as well as leased equipment for operations. The Company has recognized lease liabilities measured at the present value of the remaining lease payments using an incremental borrowing rate for the Calgary and Grande Prairie offices of 4.6% and 7.0%, respectively (December 31, 2021 - 4.6% and 7.0%, respectively). The incremental borrowing rate for the leased equipment is 4.7% (December 31, 2021 - nil).

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Balance, beginning of year	4,957	3,252
Additions and modifications	1,451	3,145
Interest expense	257	181
Lease payments	(1,540)	(1,621)
Balance, end of year	5,125	4,957

Current portion	1,180	1,030
Long-term portion	3,945	3,927

Variable payments which are not linked to an index relate to property tax. Such items are charged to operating expense and general and administrative expense in the consolidated statements of profit (loss) and are immaterial.

The following table details the undiscounted cash flows of Hammerhead's lease obligations:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Less than 1 year	1,405	1,256
2-3 years	2,398	1,840
4-5 years	1,899	689
After 5 years	1	1,900
Total lease payments	5,703	5,685
Amounts representing interest	(578)	(728)
Present value of net lease payments	5,125	4,957
F-22 | Hammerhead Resources Inc.	Notes to Financial Statements

10. DECOMMISSIONING OBLIGATIONS

Decommissioning obligations arise as a result of the Company's net ownership interests in petroleum and natural gas assets including well sites, processing facilities and infrastructure. The following table reconciles the changes in the decommissioning obligation:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Balance, beginning of year	29,569	31,499
Obligations incurred	2,963	2,590
Obligations disposed (note 6)	-	(3,168)
Settlements [1]	(123)	-
Change in rates	(9,948)	(1,195)
Change in estimates	73	(182)
Accretion of decommissioning obligations [2]	581	25
Balance, end of year	23,115	29,569

1 For the period ended December 31, 2022, all obligations were indirectly settled through a government subsidy, whereby third party service providers were reimbursed on behalf of HHR.

2 Accretion of the decommissioning obligation due to the passage of time is presented within finance expense in the consolidated statement of profit (loss). See note 18.

At December 31, 2022, key assumptions on which the carrying amount of the decommissioning obligations is based include a risk free rate of 3.3% and an inflation rate of 2.1% (December 31, 2021 - 1.7% and 1.8%, respectively). As at December 31, 2022, the undiscounted and uninflated amount of the estimated cash flows required to settle the obligation is $30.2 million (December 31, 2021 - $26.7 million), which is estimated to be incurred within the next 33 years.

11. WARRANT LIABILITY

The following table summarizes the warrants outstanding:

Number of warrants (000's)	December 31, 2022	December 31, 2021
2020 Warrants	35,020	35,020
2013 Warrants	6,000	6,000
Total	41,020	41,020

The Company issued warrants in connection with the June 17 and December 8, 2020 equity commitments (the "2020 Warrants") and the 2013 notes issuance (the "2013 Warrants").

The warrants represent standalone written put options and are classified as a liability rather than equity as the warrants provide for a variable number of shares that could be issued, which does not meet the 'fixed for fixed' requirement when classifying between debt or equity. The warrants were recorded at fair value upon inception and were net against the initial proceeds as a debt or equity issuance cost. The warrants are reassessed at the end of each reporting period with subsequent changes in fair value recognized through income as a non-cash item.

The warrants are considered a level 3 financial instrument as the initial and subsequent valuations are based on prices or valuation techniques that are not based on observable market data. The 2020 and 2013 Warrants are valued using the Black-Scholes model, which requires several key assumptions including volatility, projected share price and likelihood of a future liquidity event, among other considerations.

2020 Warrants

On June 17, 2020 and December 8, 2020 the Company entered into equity commitments with affiliates of its shareholders, one of which holds a controlling interest in the Company (collectively the "2020 Equity Commitments" - see note 12) pursuant to which HHR issued under each respective agreement 33.7 million and 1.3 million common share purchase warrants. Each warrant entitles the holder to acquire one common share at a deemed exercise price equal to $0.25 per share. The 2020 Warrants are exercisable at any point in time before the earlier of: i) the date on which a liquidity event occurs; and ii) the date of an initial public offering.

F-23 | Hammerhead Resources Inc.	Notes to Financial Statements

2013 Warrants

On May 1, 2013, the Company issued 6.0 million common share purchase warrants. Each warrant entitles the holder thereof to acquire on a cashless exercise basis, provided a liquidity event has occurred, at any time on or before the date that is the earlier of: (i) three years from the date on which a liquidity event occurs; and (ii) ten years from the date of issuance of the warrants, one common share at a deemed exercise price equal to the lesser of: (i) $3.50 per share; and (ii) the liquidity price. Additionally, immediately prior to the occurrence of a change of control transaction, each warrant will be automatically exercised on a cashless basis for 0.15 common shares per warrant.

The change in fair value of all warrants during the period is summarized in the following table:

(Cdn$ thousands)	2020 Warrants	2014 Warrants	2013 Warrants	Total
Fair value at December 31, 2019	-	14,621	906	15,527
New warrants issued	10,935	-	-	10,935
Change in fair value	103	(3,404)	(680)	(3,981)
Exercise of warrants	-	(11,217)	-	(11,217)
Fair value at December 31, 2020	11,038	-	226	11,264
Change in fair value	151	-	(55)	96
Fair value at December 31, 2021	11,189	-	171	11,360
Change in fair value	10,614	-	(3)	10,611
Fair value at December 31, 2022	21,803	-	168	21,971

On September 26, 2022, the Company announced that it had entered into a business combination agreement with DCRD, an affiliate of Riverstone Investment Group LLC, to form a publicly traded company listed on the Nasdaq and TSX. The agreement closed on February 23, 2023.  Upon close, the 2013 Warrants were settled for a cash payment of $0.028 per warrant and the 2020 Warrants were exercised on a cashless basis and converted to Class A common shares of Hammerhead Energy Inc. The fair value of the warrants at December 31, 2022 reflected the transaction valuations.

12. EQUITY COMMITMENT

(a) June 2020 Equity Commitment

On June 17, 2020, the Company entered into an investment agreement ("the June 2020 Equity Commitment") with an affiliate of its controlling shareholder. Under the June 2020 Equity Commitment, the Company has agreed to issue up to 600.0 million Series IX first preferred shares and 33.7 million common share purchase warrants, in exchange for aggregate cash proceeds of up to $300.0 million. The preferred shares have been classified as equity.

		(Cdn$ thousands)
			Issue Costs
	Number of Shares (000's)	Gross Cash Proceeds	Non-cash	Cash	Net Cash Proceeds
As at December 31, 2020	200,000	100,000	(10,530)	(1,139)	98,861
February 5, 2021	67,405	33,702	-	(22)	33,680
As at December 31, 2022 and 2021	267,405	133,702	(10,530)	(1,161)	132,541

Upon the close of the business combination agreement with DCRD on February 23, 2023, the June 2020 Equity Commitment was terminated.

(b) December 2020 Equity Commitment

On December 8, 2020, the Company entered into an investment agreement ("the December 2020 Equity Commitment") with an affiliate of one of its shareholders ("the Investor"). Under the December 2020 Equity Commitment, the Company has agreed to issue up to 23.1 million Series IX first preferred shares and 1.3 million common share purchase warrants, in exchange for aggregate cash proceeds of up to $11.6 million. The preferred shares have been classified as equity.

F-24 | Hammerhead Resources Inc.	Notes to Financial Statements

		(Cdn$ thousands)
			Issue Costs
	Number of Shares (000's)	Gross Cash Proceeds	Non-cash	Cash	Net Cash Proceeds
As at December 31, 2020	7,700	3,850	(405)	(199)	3,651
February 5, 2021	2,595	1,298	-	-	1,298
As at December 31, 2022 and 2021	10,295	5,148	(405)	(199)	4,949

Upon the close of the business combination agreement with DCRD on February 23, 2023, the December 2020 Equity Commitment was terminated.

13. SHARE CAPITAL

(a) Common shares

Authorized

The Company is authorized to issue an unlimited number of voting common shares.

Issued and outstanding

The following table summarizes common shares issued and outstanding as at December 31, 2022:

	Number of shares (000's)	Amount (Cdn$ thousands)
Balance, December 31, 2020	391,038	583,483
Long term retention program	-	527
Exercise of restricted share units	110	265
Balance, December 31, 2021	391,148	584,275
Exercise of restricted share units	1,413	1,457
Balance, December 31, 2022	392,561	585,732

(b) Preferred shares

Authorized

(i) Series I preferred shares

The Company is authorized to issue one non-voting Series I preferred share.

The Series I preferred share is issued to provide the holder with the right to elect a director of the Company. The Series I preferred share does not carry any dividend or liquidation rights and is redeemable at the option of the Company at a price of $1.00 if the holder owns less than 5% of the outstanding common shares of the Company (including all Series II preferred shares calculated on an as-converted basis).

(ii) Series II preferred shares

The Company is authorized to issue an unlimited number of Series II preferred shares, which have voting rights on an 'as converted' basis. The Series II preferred shares have preferential rights over the common shares with respect to the distribution of any assets on dissolution, liquidation, or winding-up. If dividends are paid to common shareholders, the Series II preferred shares receive a pari-passu number of dividends as if they had been converted to common shares.

The Series II preferred shares are convertible, at the option of the holder, into common shares of the Company initially at a rate of 1.13208 common share per Series II preferred share, subject to certain adjustments. In the event of a sale of the preferred shares by the holder or a liquidity event or an initial public offering, the Series II preferred shares are automatically converted into common shares.

F-25 | Hammerhead Resources Inc.	Notes to Financial Statements

(iii) Series III preferred shares

The Company is authorized to issue an unlimited number of Series III preferred shares, which have voting rights on an 'as converted' basis. The Series III preferred shares have preferential rights over the common shares and Series II preferred shares with respect to the payment of dividends and the distribution of any assets on dissolution, liquidation or winding-up. If dividends are paid to common shareholders, the Series III preferred shares receive a pari-passu number of dividends as if they had been converted to common shares.

Holders of the Series III preferred shares will be entitled to receive a dividend accruing at a rate of 10% per annum, compounded quarterly for the first two years following the date of issuance. HHR issued 40.0 million Series III preferred shares on June 30, 2015, and an additional 48.9 million Series III preferred shares on December 10, 2015. The dividends are only payable if and when declared by the Board of Directors, and any dividends declared can be settled through the issuance of cash or additional Series III shares, at the Company's option.

The Series III preferred shares plus any accrued share-based dividends are convertible, at the option of the holder, at any time including, without limitation, in connection with a liquidity event or an initial public offering. The conversion price per share is $2.25 plus the amount of all unpaid dividends that have accrued and been compounded thereon, divided by $2.25.

The Series III preferred shares plus any accrued share-based dividends may be purchased by the Company, at the option of the Company, in the event of an initial public offering, and any time after the second anniversary of the issue date at a price equal to the greater of: (i) the accreted value of the Series III preferred shares, plus all unpaid dividends that had accrued on such shares; and (ii) the fair market value if such shares were converted to common shares immediately prior to the purchase date.

(iv) Series IV preferred shares

The Company is authorized to issue one non-voting Series IV preferred share.

The Series IV preferred share is issued to provide the holder with the right to elect a director of the Company. The Series IV preferred share does not carry any dividend or liquidation rights and is redeemable at the option of the Company at a price of $nil if the holder owns less than 5% of the outstanding common shares of the Company (including the Series II preferred shares and Series III preferred shares calculated on an as-converted basis, and assuming exercise or conversion of all then outstanding warrants, convertible equity or other equity-linked securities into common shares at their then applicable exercise or conversion prices).

(v) Series V preferred shares

On August 27, 2017, all of the issued and outstanding Series V preferred shares were automatically converted to common shares at a conversion rate of approximately 1.2 common shares per preferred share, in accordance with the Series V preferred share terms. As of December 31, 2022 and 2021 there were no Series V preferred shares outstanding.

(vi) Series VI preferred shares

The Company is authorized to issue one non-voting Series VI preferred share.

The Series VI preferred share is issued to provide the holder with the right to elect a director of the Company. The Series VI preferred share does not carry any dividend or liquidation rights and upon notice from the Company will be surrendered to the Company for consideration of $1.00 if the holder owns less than 5% of the outstanding common shares of the Company (including the Series II preferred shares and Series III preferred shares calculated on an as-converted basis and assuming exercise or conversion of all then outstanding warrants, convertible equity or other equity-linked securities into common shares at their then applicable exercise or conversion prices).

F-26 | Hammerhead Resources Inc.	Notes to Financial Statements

(vii) Series VII preferred shares

The Company is authorized to issue an unlimited number of Series VII preferred shares, which have voting rights on an 'as converted' basis. Series VII preferred shares have preferential rights over all other shares of the Company with respect to the distribution of any assets on dissolution, liquidation, or winding-up. If dividends are paid to common shareholders, the Series VII preferred shares receive a pari-passu number of dividends as if they had been converted to common shares.

Holders of the Series VII preferred shares will be entitled to receive a dividend accruing at a rate of 15% per annum, compounded quarterly for the first five years following the date of issuance. HHR issued 33.3 million Series VII preferred shares on November 6, 2018. The dividends are only payable if and when declared by the Board of Directors, and while the 2020 Senior Notes are outstanding, are only payable with the issuance of additional Series VII shares (i.e. non-cash dividend or payment-in-kind dividend). After the 2020 Senior Notes have matured, any dividends declared can be settled with shares or cash, at the Company's option.

The Series VII preferred shares plus any accrued share-based dividends are convertible to common shares at the option of the holder, at any time including, without limitation, in connection with a liquidity event. The number of shares is determined by using the following formula: (a) the sum of the issue price of the Series VII preferred share (as increased for any compounded dividend not paid in cash) plus all accrued and unpaid dividends on such Series VII preferred share at such time, divided by (b) the issue price of such Series VII preferred share.

In the event of an initial public offering the shares are automatically converted to common shares. The conversion ratio is based on a required return, which varies based on the time passed since issuance. The number of common shares issued as a result of an initial public offering conversion may not exceed the maximum amount of common shares issuable assuming the dividends accrued and compounded for 5 years after the share issue date. The number of common shares issued as a result of an initial public offering must be at least as many as would have been obtained assuming the dividends accrued and compounded throughout the period from the issue date to the date of the initial public offering. The Series VII preferred shares can be repurchased at the Company's option, at any time, subject to a minimum purchase amount. The purchase price is based on a required return, which varies based on the time passed since issuance.

(viii) Series VIII preferred shares

The Company is authorized to issue one non-voting Series VIII preferred share.

The Series VIII preferred share is issued to provide the holder with the right to elect two directors of the Company. The Series VIII preferred share does not carry any dividend or liquidation rights and upon notice from the Company will be surrendered to the Company for cancellation for consideration of $3.00 if the holder owns less than 20% of the outstanding common shares of the Company (including the Series II preferred shares, Series III preferred shares and Series VII preferred shares calculated on an as-converted basis, and assuming exercise or conversion of all of the then outstanding warrants, convertible equity or other equity-linked securities into common shares at their then applicable exercise or conversion prices).

(ix) Series IX preferred shares

The Company is authorized to issue an unlimited number of Series IX preferred shares, which have voting rights on an 'as converted' basis. The Series IX preferred shares have preferential rights over the common shares and all other preferred shares with respect to the distribution of any assets on dissolution, liquidation or winding-up. If dividends are paid to common shareholders, the Series IX preferred shares receive a pari-passu number of dividends as if they had been converted to common shares.

F-27 | Hammerhead Resources Inc.	Notes to Financial Statements

The Series IX preferred shares are convertible, at the option of the holder, into common shares of the Company initially at a rate of one common share per Series IX preferred share. In the event of an initial public offering, the Series IX preferred shares are automatically converted into common shares.

Upon the close of the business combination agreement with DCRD on February 23, 2023, the outstanding preferred shares were converted to common shares of Hammerhead Energy Inc.

Issued and outstanding

The following table summarizes preferred shares issued and outstanding:

	Number of shares (000's)	Amount (Cdn$ thousands)
Series I preferred shares
Balance, December 31, 2022 and 2021	one share	one dollar

Series II preferred shares
Balance, December 31, 2022 and 2021	100,952	185,093

Series III preferred shares
Balance, December 31, 2022 and 2021	88,889	198,945

Series IV preferred shares
Balance, December 31, 2022 and 2021	one share	one dollar

Series VI preferred shares
Balance, December 31, 2022 and 2021	one share	one dollar

Series VII preferred shares
Balance, December 31, 2022 and 2021	33,333	95,539

Series VIII preferred shares
Balance, December 31, 2022 and 2021	one share	three dollars

Series IX preferred shares
Balance, December 31, 2020	207,700	91,577
Issued in private placement, net of share issue costs (note 12)	70,000	34,977
Balance, December 31, 2022 and 2021	277,700	126,554

Balance, December 31, 2022 and 2021	500,874	606,131

(c) Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options, restricted share units ("RSUs"), warrants and convertible preferred shares. Under this method, only "in-the-money" dilutive instruments impact the calculation of diluted profit (loss) per common share.

The following table outlines the adjustments made to net profit (loss), in computing the basic and diluted net profit (loss) per common share for the years ended December 31, 2022 and 2021:

F-28 | Hammerhead Resources Inc.	Notes to Financial Statements

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020

Basic
Net profit (loss)	225,100	(71,821)	53,410
Effect of Series VII cumulative preferred share dividends	(25,235)	(21,780)	(18,844)
Net profit (loss) attributable to ordinary equity holders - basic	199,865	(93,601)	34,566

Diluted
Net profit (loss)	225,100	(71,821)	53,410
Effect of Series VII cumulative preferred share dividends	(25,235)	(21,780)	(18,844)
Effect of 2020 warrant revaluation	-	-	103
Net profit (loss) attributable to ordinary equity holders - diluted	199,865	(93,601)	34,669

In computing the diluted profit per common share for the year ended December 31, 2022, the Company excluded the effect of 0.1 million RSUs, 6.0 million warrants and 61.4 million convertible preferred shares as they were anti-dilutive. In computing the diluted loss per common share for the year ended December 31, 2021, the Company excluded the effect of all share options, RSUs, warrants and convertible preferred shares as they were anti-dilutive. In computing the diluted profit per common share for the year ended December 31, 2020, the Company excluded the effect of 1.7 million RSUs, 6.0 million warrants and 45.8 million convertible preferred shares as they were anti-dilutive.

The following table outlines the weighted average number of common shares outstanding used in the calculation of basic and diluted net (profit) loss per common share:

For the years ended
Number of shares (000's)	December 31, 2022	December 31, 2021	December 31, 2020
Weighted average common shares outstanding, basic	391,803	391,106	391,052
Effect of convertible preferred shares	500,324	-	305,460
Effect of share options and RSUs	69,624	-	18,317
Effect of common share purchase warrants	-	-	13,746
Weighted average common shares outstanding, diluted	961,751	391,106	728,575

14. SHARE-BASED COMPENSATION

Stock options

Options to acquire common shares are granted to officers and employees from time to time under the Company's Stock Option Plan. Options granted under this plan are to be settled through the issuance of new common shares of the Company and have a maximum term of ten years to expiry. The vesting schedule is determined at the discretion of the Company's Board of Directors; however, options typically vest in equal tranches over a four year period starting on the first anniversary of the grant date. Each option granted permits the holder to purchase one common share of the Company at the stated exercise price. The exercise price is equal to the market value of the shares on the grant date as determined by the Company's Board of Directors.

F-29 | Hammerhead Resources Inc.	Notes to Financial Statements

The following table summarizes information regarding stock options outstanding at December 31, 2022:

Number of Options (000's)
Balance at December 31, 2020	12,219
Expired	(1,339)
Forfeited	(177)
Balance at December 31, 2021	10,703
Expired	(193)
Balance at December 31, 2022	10,510

Exercisable at December 31, 2022	10,460

Restricted share units

Under the Company's Restricted Share Unit Plan, RSUs are awarded to officers and employees from time to time. The RSUs granted under this plan are to be settled through the issuance of common shares of the Company and have a maximum term of five years to expiry. The vesting schedule is determined at the discretion of the Company's Board of Directors; however, RSUs typically vest in equal tranches over a four year period starting on the first anniversary of the grant date. During the year ended December 31, 2021, HHR granted an annual issuance of RSUs to its officers and employees that cliff vested on April 1, 2022. Each RSU granted permits the holder to purchase one common share of the Company for $0.01 per share.

The following table summarizes information regarding RSUs outstanding at December 31, 2022:

Number of RSUs (000's)
Balance at December 31, 2020	18,273
Granted	43,380
Exercised	(110)
Expired	(1,693)
Forfeited	(4,872)
Balance at December 31, 2021	54,978
Granted	30,531
Exercised	(1,413)
Expired	(313)
Forfeited	(187)
Balance at December 31, 2022	83,596

Exercisable at December 31, 2022	60,962

Performance shares

Under the Company's Performance Share Plan, performance shares are directly allocated to directors, officers and employees from time to time at nil cost. Performance shares allocated under this plan vest subject to satisfaction of certain performance and service criteria and are held in escrow to be released when both criteria have been met.

No performance shares have been issued since 2014, and all of the performance shares previously allocated to directors, officers and employees are fully vested. The Company has 2.0 million unallocated performance shares outstanding at December 31, 2022 ( December 31, 2021 - 2.0 million).

Long-term retention program

On June 10, 2016, the Company advanced loans totaling $7.4 million to participating officers and employees on a limited recourse basis by a pledge of common shares of the Company owned by the officers and employees. During the period ended December 31, 2022, no loan principal was settled (year ended December 31, 2021 - $0.5 million, and year ended December 31, 2020 - $0.3 million). The total value of the loans outstanding as of December 31, 2022 were $5.8 million (December 31, 2021 - $5.8 million).

F-30 | Hammerhead Resources Inc.	Notes to Financial Statements

Upon the close of the business combination agreement with DCRD on February 23, 2023, the loans under the long-term retention program were terminated.

Share-based compensation expense

The total fair value associated with share options and RSUs is recognized over the service period using cliff or graded vesting, resulting in share-based compensation expense as outlined in the following table:

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Share-based compensation payments	14,157	18,658	8,352
Capitalized to developed and producing assets	(4,113)	(4,619)	(1,197)
Share-based compensation expense	10,044	14,039	7,155

15. DEFERRED INCOME TAX

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the deferred tax liability are as follows:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
PP&E	(96,871)	(81,924)
Decommissioning obligation	5,316	6,801
Lease liability	1,179	903
Share and debt issue costs	(1,225)	(980)
Foreign exchange	294	(505)
Unrealized loss on risk management contracts	(2,761)	6,004
Charitable donations	167	160
Non-capital losses	62,181	101,621
Deferred income tax asset not recognized	-	(32,080)
Deferred income tax liability	(31,720)	-

As at December 31, 2021, the Company did not recognize a deferred tax asset due to uncertainty regarding future taxable profits against which losses can be offset.

F-31 | Hammerhead Resources Inc.	Notes to Financial Statements

The deferred income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 23.00% (December 31, 2021 - 23.00% and December 31, 2020 - 23.99%) as summarized in the following table:

(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Net profit (loss) before income taxes	256,820	(71,821)	53,410
Statutory income tax rate	23.00%	23.00%	23.99%
	59,069	(16,519)	12,813
Increase (decrease) resulting from:
Share-based compensation	2,310	3,229	1,716
Warrant revaluation	2,441	22	(955)
Rate change	228	(50)	(586)
Change in unrecognized tax assets	(32,080)	12,000	(13,617)
Other	(248)	1,318	629
Deferred income tax expense	31,720	-	-

At December 31, 2022, the Company had approximately $270.4 million of non-capital losses which begin to expire after 2034 (December 31, 2021 - $441.8 million and December 31, 2020 - $386.8 million).

16. SUPPLEMENTAL INFORMATION

Cash Flow Presentation

Changes in non-cash working capital and cash interest transactions are summarized in the following table:

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
(Use) source of cash:
Accounts receivable	(39,802)	(19,134)	2,993
Prepaid expenses and deposits	(1,813)	(71)	(634)
Accounts payable and accrued liabilities	18,681	62,673	(31,126)
	(22,934)	43,468	(28,767)
Relating to:
Related to operating activities	(38,657)	6,131	(9,801)
Related to investing activities	15,723	37,337	(18,966)
	(22,934)	43,468	(28,767)

Other:
Interest paid	10,764	6,433	35,582
Interest received	75	65	106

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company's revenue from contracts with customers consists of crude oil and natural gas sales, treating, processing & gathering income and transportation income.

Hammerhead's crude oil and field condensate, natural gas and natural gas liquids are generally sold under variable price contracts. The transaction price for variable priced contracts is based on the commodity market price, adjusted for quality, location or other factors. Hammerhead is required to deliver nominated volumes of crude oil and field condensate, natural gas and natural gas liquids to the contract counterparty. Each barrel equivalent of commodity delivered is considered to be a distinct performance obligation. The amount of revenue recognized is based on the agreed transaction price and is recognized as performance obligations are satisfied, therefore resulting in revenue recognition in the same month as delivery. Revenues are typically collected on the 25th day of the month following production.

F-32 | Hammerhead Resources Inc.	Notes to Financial Statements

Treating, processing & gathering fees charged to third parties are generally sold under multi-year contracts at fixed fees that vary by volume.

During the years ended December 31, 2021, and 2020, transportation income relates primarily to take-or-pay mitigation.

The following table presents the Company's revenue from contracts with customers, disaggregated by revenue source:

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Crude oil & field condensate	417,791	199,108	125,711
Natural gas	315,423	165,957	104,267
Natural gas liquids ("NGL")	111,430	74,778	33,536
Total oil and gas revenue	844,644	439,843	263,514
Treating, processing & gathering	1,403	1,343	954
Transportation income	-	180	411
Total revenue from contracts with customers	846,047	441,366	264,879

Included in accounts receivable at December 31, 2022 was $86.0 million (December 31, 2021 - $43.2 million and December 31, 2020 - $25.5 million) of accrued oil and natural gas sales, which was collected subsequent to year end.

HHR has applied the practical expedient to recognize revenue in the amount to which the Company has the right to invoice. As such, no disclosure is included relating to the amount of transaction price allocated to remaining performance obligations and when these amounts are expected to be recognized as revenue.

18. FINANCE EXPENSE

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Interest on term debt - cash[1]	1,785	-	9,177
Interest on term debt - PIK	12,833	14,660	8,714
Total interest on term debt (2020 Senior Notes)	14,618	14,660	17,891
Interest and fees on bank debt	9,734	5,979	16,961
Interest on lease obligation	257	181	286
Interest on EDC facility - letters of credit	307	419	711
Amortization of financing costs (discount and debt issues)	-	-	1,459
Accretion of decommissioning obligations	581	25	36
Total finance expense	25,497	21,264	37,344

1 Interest on term debt - cash, for the year ended December 31, 2022 related to the partial repayment of 2020 Senior Notes.  Interest on term debt - Cash, for the year ended December 31, 2020 related to the interest payment on the 2017 Senior Notes.
F-33 | Hammerhead Resources Inc.	Notes to Financial Statements

19. OPTIMIZATION FEES

Optimization fees relate to a business improvement project intended to reduce costs and increase efficiencies throughout the Company. The project was initiated in late 2020 through a third-party consulting group, and was completed in the fourth quarter of 2021.

20. FINANCIAL INSTRUMENTS, FAIR VALUES AND RISK MANAGEMENT

(a) Fair Values of Financial Instruments

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

• Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

• Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in level 2 are either directly or indirectly observable as of the reporting date.

• Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

As at	December 31, 2022		December 31, 2021
(Cdn$ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets at amortized cost:
Cash	8,833	8,833	12,239	12,239
Accounts receivable	89,235	89,235	49,433	49,433
Financial assets at fair value through profit or loss:
Risk management contracts	19,293	19,293	289	289
Financial liabilities at amortized cost:
Accounts payable and accrued liabilities	135,547	135,547	116,866	116,866
Bank debt	179,800	179,800	106,300	106,300
Term debt	78,932	78,932	134,747	134,747
Financial liabilities at fair value through profit or loss:
Risk management contracts	7,286	7,286	26,394	26,394
Warrant liability	21,971	21,971	11,360	11,360

Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the placement within the fair value hierarchy. The Company has estimated the fair value amounts using appropriate valuation methodologies and information available to management as of the valuation dates. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

• Cash, accounts receivable, accounts payable and accrued liabilities - The carrying amounts approximate fair value due to the short-term maturity of these instruments.

• Bank debt and term debt - The bank debt and term debt are valued at amortized cost. The amortized costs approximates the fair value of both the bank debt and term debt.

F-34 | Hammerhead Resources Inc.	Notes to Financial Statements

• Risk management contracts - The fair value of the risk management contracts are a level 2 in the fair value hierarchy. Risk management contracts are valued using valuation techniques with observable market inputs. The most frequently applied valuation techniques include forward pricing and swap models using present value calculations and third-party option valuation models. The models incorporate various inputs including the foreign exchange spot and forward rates, and forward rate curves and volatilities of the underlying commodity. Inputs to the change in the fair value are disclosed in the note below.

• Warrant liability - The fair value of the warrant liability is a level 3 in the fair value hierarchy. Inputs to the change in fair value of the warrant liability are disclosed in note 11.

During the years ended December 31, 2022, 2021 and 2020 there were no transfers of any financial assets or liabilities between levels.

(b) Risk Management

The Company's activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities such as:

• Credit risk

• Liquidity risk

• Market risk

This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk and the Company's management of capital. The Board of Directors oversees management's establishment and execution of the Company's risk management framework. Management has implemented, and monitors compliance with risk management policies. The Company's risk management policies are established to identify and analyze the risks faced by the Company to set appropriate risk limits and controls and to monitor risks and adherence to market conditions and the Company's activities.

(i) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's accounts receivable from joint operators and oil and gas marketers.

Accounts Receivable

All of the Company's operations are conducted in Canada. The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. All of the Company's petroleum and natural gas production is marketed under standard industry terms. Accounts receivable from oil and natural gas marketers are normally collected on the 25th day of the month following production. The Company's policy to mitigate credit risk associated with these balances is to establish marketing relationships with a number of large purchasers and by entering into sales contracts with only established, credit-worthy counterparties. The Company historically has not experienced any collection issues with its oil and natural gas marketers.

Receivables from joint operators are typically collected within one to three months of the joint venture bill being issued. The Company attempts to mitigate the risk from joint venture receivables by obtaining the partners' pre-approval of significant capital expenditures. However, the receivables are from participants in the oil and natural gas sector and collection of the balances is dependent on industry factors such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling. In addition, further risks exist with joint operators as disagreements occasionally arise that may increase the potential for non-collection. The Company does not typically obtain collateral from oil and natural gas marketers or joint operators; however, the Company can withhold its production from joint operators in the event of non-payment.

F-35 | Hammerhead Resources Inc.	Notes to Financial Statements

For the years ended December 31, 2022, 2021 and 2020, the Company had six, four and four, external customers, respectively, that constituted more than 10 percent of commodity sales.  As at December 31, 2022, the Company had four external customers that constituted more than 10% of accounts receivable (December 31, 2021 - five external customers).

As at December 31, 2022, the maximum exposure to credit risk for loans and receivables at the reporting date, by type of customer, was:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Oil and gas marketers	85,838	43,206
Joint venture	334	528
GST input tax credit	2,935	2,965
Other	128	2,734
Accounts receivable	89,235	49,433

HHR's allowance for doubtful accounts was nominal as at December 31, 2022 and 2021. Based on industry experience, the Company considers its accounts receivable to be in default when the receivable is more than 90 days past due. When determining whether amounts that are past due are collectible, management assesses the creditworthiness and past payment history of the counterparty as well as the nature of the past due amount.  All receivables from oil and gas marketers was collected subsequent to year end.

Risk management contracts

HHR executes with each of its risk management counterparties an International Swap and Derivatives Association ("ISDA") Master Agreement, which is a standard industry form contract containing general terms and conditions applicable to many types of derivative transactions. As of December 31, 2022, all of the risk management counterparties have entered inter-creditor agreements with the Company's lender to eliminate the need to post any collateral. HHR's risk management counterparties are all financial institutions that are engaged in similar activities and have similar economic characteristics that, in general, could cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. HHR does not require the posting of collateral for its benefit under its risk management agreements. However, HHR's ISDA Master Agreements generally contain netting provisions whereby if on any date amounts would otherwise be payable by each party to the other, then on such date the party that owes the larger amount will pay the excess of that amount over the smaller amount owed by the other party, thus satisfying each party's obligations. These provisions generally apply to all risk management transactions or all risk management transactions of the same type (e.g., commodity, interest rate, etc.), with the particular counterparty.

Financial assets and liabilities are only offset if HHR has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. HHR's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty, where the currency and timing of settlement are the same. The following is a summary of HHR's financial assets and financial liabilities and associated amounts subject to offsetting at December 31, 2022 and 2021. The net asset amounts represent the maximum exposure to credit risk for risk management contracts at each reporting date.

December 31, 2022	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	28,356	(9,063)	19,293
Risk management contract liabilities	(16,349)	9,063	(7,286)
Net asset	12,007	-	12,007
F-36 | Hammerhead Resources Inc.	Notes to Financial Statements

December 31, 2021	Gross Assets (Liabilities)	Amount Offset Assets (Liabilities)	Net Amount Presented
(Cdn$ thousands)
Current:
Risk management contract assets	289	-	289
Risk management contract liabilities	(23,344)	-	(23,344)

Long-term:
Risk management contract liabilities	(3,050)	-	(3,050)
Net liability	(26,105)	-	(26,105)

(ii) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, working capital, credit facility capacity, and equity issuances along with its planned capital expenditure program. At December 31, 2022, the Company had $170.2 million borrowing capacity under the credit facility.

In the next twelve months, HHR's credit facility will undergo two borrowing base redeterminations. The Company has determined that its current financial obligations, including current commitments (note 22), are adequately funded from the available borrowing capacity and from funds derived from operations. However, any reduction in the borrowing base could result in a material impact to HHR's liquidity. Management believes that future funds generated from operations and available borrowing capacity will be sufficient to settle HHR's financial liabilities.

The following table summarizes the timing of cash flows for the Company's financial and other significant liabilities at December 31, 2022:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Accounts payable and accrued liabilities	135,547	-	-	-	135,547
Bank indebtedness - principal	-	179,800	-	-	179,800
Bank indebtedness - interest	13,737	5,579	-	-	19,316
Term debt - principal	-	89,080	-	-	89,080
Term debt - PIK interest	-	5,196	-	-	5,196
Lease obligations[1]	1,405	2,398	1,899	1	5,703
Risk management contracts	7,286	-	-	-	7,286
Decommissioning obligations[1]	-	-	-	30,197	30,197
Total liabilities	157,975	282,053	1,899	30,198	472,125

1      These values are undiscounted and will differ from the amounts presented elsewhere in these consolidated financial statements.

Estimated interest for future periods related to the credit facility were calculated using the published Canadian prime lending rate and bankers' acceptance rate in place as at the period end, plus an applicable margin or fee based on the credit facility agreement terms and the Company's proportion of debt outstanding under each interest option as at December 31, 2022. The existing maturity date in the credit facility agreement is May 31, 2024, with an option to extend for an additional 364 days at the lenders' discretion.

The contractual maturity analysis assumes that both the principal amount of the 2020 Senior Notes, and any PIK interest accrued, is outstanding for the full term to maturity on July 10, 2024. Future PIK interest and principal payments have been converted from US dollars to Canadian dollars using the December 31, 2022 foreign exchange rate.

F-37 | Hammerhead Resources Inc.	Notes to Financial Statements

(iii) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company's income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Company may use risk management contracts to manage market risks as disclosed below. All such transactions are conducted within risk management policies that are reviewed by the Board of Directors. For the fair value of the Company's risk management contracts, see the Commodity Price Risk section below.

Currency Risk

Currency risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company's petroleum and natural gas sales are conducted in Canada and are denominated in Canadian dollars.

The Company is also exposed to currency risk in relation to its 2020 Senior Notes, which are denominated in US dollars. A 10% strengthening (weakening) of the US dollar would have contributed a $7.9 million increase (decrease) to the Company's net profit (loss) before tax for the year ended December 31, 2022 (year ended December 31, 2021 - $13.5 million, and year ended December 31, 2020 - $12.0 million), resulting from the revaluation of the 2020 Senior Notes.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the credit facility, as the interest charged on the credit facility fluctuates with floating interest rates.

An increase (decrease) in the interest rates of 1% would have increased (decreased) interest expense by $1.1 million for the year ended December 31, 2022 (year ended December 31, 2021 - $1.1 million, and year ended December 31, 2020 - $2.4 million).

Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted not only by the relationship between the Canadian and United States dollars but also worldwide economic events that influence supply and demand.

HHR enters into risk management contracts to manage its exposure to commodity price fluctuations, which have served to protect and provide certainty on a portion of the Company's cash flows.

The following tables list the fair value of all outstanding risk management contracts by commodity type:

(Cdn$ thousands)	December 31, 2022	December 31, 2021
Crude oil	(5,801)	(13,463)
Natural gas	17,808	(2,773)
NGL	-	(9,869)
Total net asset (liability)	12,007	(26,105)
F-38 | Hammerhead Resources Inc.	Notes to Financial Statements

The following table summarizes commodity risk management contracts outstanding as at December 31, 2022:

Remaining Term	Reference	Total Daily Volume(bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Jan 1, 2023 - Jun 30, 2023	US$ WTI	1,000	87.00
Jan 1, 2023 - Dec 31, 2023	US$ WTI	1,100	65.00

Remaining Term	Reference	Total Daily Volume(GJ/d)	Total Daily Volume (MMbtu/d)	Weighted Average(CDN$/GJ)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Apr 1, 2023 - Sep 30, 2023	CDN$ AECO	30,000	-	4.96	-
Jan 1, 2023 - Jun 30, 2023	US$ Dawn	-	30,000	-	3.04
Jan 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	-	30,000	-	(1.48)

Natural Gas Collar
Jan 1, 2023 - Dec 31, 2023	US$ NYMEX	-	30,000	-	5.00 - 9.80

The following tables show the breakdown of realized and unrealized gains and losses recognized by commodity type:

Year Ended December 31, 2022	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(51,195)	(43,077)	(11,705)	(105,977)
Unrealized gain on risk management contracts	7,662	20,581	9,869	38,112
Loss on risk management contracts	(43,533)	(22,496)	(1,836)	(67,865)

Year Ended December 31, 2021	Crude Oil	Natural Gas	NGL	Total
(Cdn$ thousands)
Realized loss on risk management contracts	(62,112)	(23,452)	(9,843)	(95,407)
Unrealized loss on risk management contracts	(1,509)	(5,271)	(9,869)	(16,649)
Loss on risk management contracts	(63,621)	(28,723)	(19,712)	(112,056)

Year Ended December 31, 2020	Crude Oil	Natural Gas	Total
(Cdn$ thousands)
Realized gain (loss) on risk management contracts	67,322	(1,201)	66,121
Unrealized gain (loss) on risk management contracts	(18,758)	405	(18,353)
Gain (loss) on risk management contracts	48,564	(796)	47,768

The Company's operational results and financial condition are largely dependent on the commodity price received for its oil and natural gas production. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic and geopolitical factors.

HHR manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts. The Company assesses the effects of movement in commodity prices on income before tax. When assessing the  potential  impact  of  these  commodity  price  changes,  the  Company believes  a  10%  volatility  is  a  reasonable measure. A 10% change in commodity prices would have resulted in the following impact to the Company's unrealized gain (loss) on risk management contracts and net profit (loss) before tax, assuming all other variables including the Canadian dollar to United States dollar exchange rate, remained constant:

Year Ended December 31, 2022	Increase 10%	Decrease 10%
(Cdn$ thousands)
Crude oil	(6,276)	6,276
Natural gas	(11,359)	11,450

Year Ended December 31, 2021	Increase 10%	Decrease 10%
(Cdn$ thousands)
Crude oil	(18,559)	18,559
Natural gas	(7,960)	8,889
NGLs	(1,205)	(1,205)

Year Ended December 31, 2020	Increase 10%	Decrease 10%
(Cdn$ thousands)
Crude oil	(12,348)	12,348
Natural gas	(5,847)	5,847

F-39 | Hammerhead Resources Inc.	Notes to Financial Statements

(c) Capital Management

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt and equity agreements, funds from operations and adjusted working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing common and preferred shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

Hammerhead's short-term capital management objective is to fund its capital expenditures using primarily funds from operations, noting value-creating activities may be financed with a combination of funds from operations and other sources of capital. Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Adjusted EBITDA is not a standardized measure and therefore may not be comparable with the calculation of similar measures by other entities.

For the years ended
(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Net profit (loss) before income tax	256,820	(71,821)	53,410
Add (deduct):
Unrealized (gain) loss on risk management contracts	(38,112)	16,649	18,353
Optimization fees	-	19,708	670
Transaction costs	19,080	-	-
Share-based compensation	10,044	14,039	7,155
Depletion, depreciation and impairment	147,168	127,333	135,184
Finance	25,497	21,264	37,344
Loss (gain) on foreign exchange	7,229	(350)	817
Loss (gain) on warrant liability	10,611	96	(3,981)
Loss (gain) on debt repayment	218	-	(88,160)
Loss on asset disposition	-	13,813	-
Loss on settlement under long term retention program	-	527	-
Other income, excluding transportation income	(2,939)	(1,022)	(4,639)
Adjusted EBITDA	435,616	140,236	156,153

Previously, working capital was computed including risk management contracts, the current portion of lease obligations and current bank debt. As at December 31, 2022, 2021 and 2020 adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by Management to monitor its liquidity for use in budgeting and capital management decisions. Net debt is used to assess and monitor liquidity at a point in time, while net debt to adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt and net debt to adjusted EBITDA are not standardized measures and therefore may not be comparable with the calculation of similar measures by other entities.

F-40 | Hammerhead Resources Inc.	Notes to Financial Statements

(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Cash	(8,833)	(12,239)	(6,078)
Accounts receivable	(89,235)	(49,433)	(30,298)
Prepaid expenses and deposits	(4,564)	(2,751)	(2,680)
Accounts payable and accrued liabilities	135,547	116,866	54,193
Adjusted working capital deficit	32,915	52,443	15,137

Total bank debt	179,800	106,300	163,600
Total term debt	78,932	134,747	120,435
Total net debt	291,647	293,490	299,172
Adjusted EBITDA	435,616	140,236	156,153
Net debt to adjusted EBITDA	0.7	2.1	1.9

21. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Hammerhead has determined that the key management personnel of the Company consists of its officers and directors. The following table summarizes compensation paid or payable to key management personnel of the Company:

(Cdn$ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Salaries, bonuses, benefits and director fees	5,584	4,852	4,101
Share based compensation	7,334	9,071	5,259
Total key management compensation	12,918	13,923	9,360

During the year ended December 31, 2022, key management personnel were granted an aggregate of 14.9 million RSUs (December 31, 2021 - 19.5 million and December 31, 2020 - nil) and nil stock options (December 31, 2021 - nil and December 31, 2020 - 0.6 million stock options with an average exercise price of $0.50 per share).

At December 31, 2022, $5.6 million in limited recourse loans previously advanced to key management personnel remained outstanding (December 31, 2021 - $5.6 million). The loans bear interest at a fixed rate of 1% per annum, which resulted in the receipt of $0.1 million in cash interest received by the Company from key management personnel during the year (December 31, 2021 - $0.1 million and December 31, 2020 - $0.1 million).

On September 26, 2022, the Company announced that it had entered into a business combination agreement with DCRD, an affiliate of Riverstone Investment Group LLC, to form a publicly traded company listed on the NASDAQ and TSX. The agreement closed on February 23, 2023.  Upon close of the arrangement the limited recourse loans were terminated.

22. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

F-41 | Hammerhead Resources Inc.	Notes to Financial Statements

Contractual obligations comprise of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning liabilities. Hammerhead does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at December 31, 2022:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation & processing	99,606	208,173	158,644	188,176	654,599
Office buildings [1]	972	1,658	1,632	-	4,262
Drilling services	2,100	900	-	-	3,000
Total annual commitments	102,678	210,731	160,276	188,176	661,861
Accounts payable and accrued liabilities	135,547	-	-	-	135,547
Bank indebtedness - principal [2]	-	179,800	-	-	179,800
Bank indebtedness - interest	13,737	5,579	-	-	19,316
Term debt - principal	-	89,080	-	-	89,080
Term debt - PIK interest	-	5,196	-	-	5,196
Lease obligations[3]	1,405	2,398	1,899	1	5,703
Risk management contracts	7,286	-	-	-	7,286
Decommissioning obligations[3]	-	-	-	30,197	30,197
Total contractual obligations	157,975	282,053	1,899	30,198	472,125
Total future payments	260,653	492,784	162,175	218,374	1,133,986

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See note 7 for additional information.
3 These values are undiscounted and will differ from the amounts presented elsewhere in these consolidated financial statements.

F-42 | Hammerhead Resources Inc.	Notes to Financial Statements

Consolidated Financial Statements

HAMMERHEAD ENERGY INC.

As at December 31, 2022

and for the period from

September 1, 2022 (inception) to December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Hammerhead Energy Inc.

Opinion

We have audited the accompanying financial statements of Hammerhead Energy Inc. (the “Company”), which comprise the statement of financial position as at December 31, 2022, the related statement of profit (loss) and comprehensive profit (loss), changes in equity and cash flows for the period from September 1, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and its financial performance and its cash flows for the period from September 1, 2022 (inception) to December 31, 2022, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as Hammerhead Energy Inc.’s auditors since 2022.

Calgary, Canada

March 28, 2023

Hammerhead Energy Inc.

Statement of Financial Position
As at December 31, 2022
(Cdn$)

ASSETS
Current Assets
Accounts receivable - due from Parent	10
Total assets	10

Shareholder's Equity
Common share capital	10
Total liabilities and shareholder's equity	10

See accompanying notes to the financial statements

Approved by the Board of Directors,

/s/ Stewart Hanlon	/s/ Scott Sobie
Director and Audit Committee Chair	President and Chief Executive Officer

Statement of Profit (Loss) And Comprehensive Profit (Loss)
For the period from September 1, 2022 (inception) to December 31, 2022
(Cdn$)

Revenue	-
Operating Costs	-
Net profit (loss) and comprehensive profit (loss)	-

Net Profit (loss) per common share
Basic	-
Diluted	-

See accompanying notes to the financial statements

Statement of Changes in Equity

For the period from September 1, 2022 (inception) to December 31, 2022

(Cdn$)

	Shares	Amount
Balance as of September 1, 2022 (inception)	-	-
Issuance of Common Share	1	10
Balance as of December 31, 2022	1	10

See accompanying notes to the financial statements

Statement of Cash Flow

For the period from September 1, 2022 (inception) to December 31, 2022

(Cdn$)

Net Cash from Operating Activities	-
Net cash from Financing Activities	-
Net Cash from Investing Activities	-
Net change in cash	-
Cash, beginning of period	-
Cash End of Period	-

See accompanying notes to the financial statements.

Notes to the Financial Statements

1.) Organization

Hammerhead Energy Inc. (the "Company") was incorporated under the laws of the Province of Alberta on September 1, 2022 as part of the plan of arrangement (the "Arrangement") to effect a business combination between Decarbonization Plus Acquisition Corporation IV ("DCRD") and Hammerhead Resources Inc. The Company's intended business activity is the exploration and development of oil and gas properties. As at December 31, 2022, the Company has not commenced operations and is expected to commence operations concurrent with the closing of the Arrangement (see note 3 - Subsequent events).

The Company's mailing address of the principal place of business is Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1, Canada.

The Company issued one common share for $10 upon incorporation to Hammerhead Resources Inc. The common shares have no par value and the number of authorized common shares is unlimited.

2.) Summary of significant accounting policies

a. Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating interpretations issued by the IFRS Interpretations Committee (“IFRICs”).

3.) Subsequent Events

On February 23, 2023, the Company closed the Arrangement pursuant to a business combination agreement with DCRD. The new common shares and warrants of the Company issued, pursuant to the Arrangement, in exchange for the common shares, preferred shares and warrants of Hammerhead Resources Inc. and DCRD, were listed on the TSX and Nasdaq effective February 27, 2023.